Use these links to rapidly review the document
TABLE OF CONTENTS
TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on July 2, 2009

Registration No. 333-144941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-2533768 (I.R.S. Employer Identification No.)

P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
(919) 316-6300
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

LAWRENCE D. STERN
Chairman and Chief Executive Officer
TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
(919) 316-6300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:
GERARD S. DIFIORE ARON IZOWER REED SMITH LLP 599 Lexington Avenue New York, New York 10022 (212) 521-5400 (212) 521-5450 (facsimile)
JOHN F. GAITHER, Jr.
Executive Vice President,
General Counsel and Secretary
TALECRIS BIOTHERAPEUTICS
HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park,
North Carolina 27709
(919) 316-6300
	(253) 390-6623 (facsimile)	GLEN T. SCHLEYER SULLIVAN & CROMWELL LLP 125 Broad Street New York, New York 10004 (212) 558-4000 (212) 558-3588 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

          If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                        , 2009

                     Shares

COMMON STOCK

Talecris Biotherapeutics Holdings Corp. is offering              shares of common stock. The selling stockholders identified in this prospectus are offering an additional               shares. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $              and $              per share. We will not receive any proceeds from sales by the selling stockholders.

We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol "TLCR."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

Price $     a Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Talecris	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted to the underwriters the option to purchase up to an additional            shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. The first            shares under this option would be purchased from the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                        , 2009.

Morgan Stanley	Goldman, Sachs & Co.

                                                       , 2009

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                        , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        This prospectus includes segment share and industry data and forecasts that we have obtained from market research, consultant surveys, publicly available information and industry publications and surveys as well as our internal data. Except where otherwise indicated, information regarding the plasma-derived protein industry is derived from Market Research Bureau's (MRB) reports (1) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 2007 interim dataset (the "MRB Worldwide Book"); (2) The Marketing Research Bureau Inc., The Plasma Fractions Market in The United States 2008 preliminary dataset (the "MRB U.S. Book"); (3) The Marketing Research Bureau Inc., International Directory of Plasma Fractionators 2005; (4) The Marketing Research Bureau, Inc., A Market Profile and Forecast of the Albumin Demand in the United States Through The Year 2012, dated May 2007; (5) The Marketing Research Bureau, Inc., The Worldwide Alpha-1 Antitrypsin Market Present Situation and Future Prospects 2005-2015, dated November 2005; and (6) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 1984 to 2000 (the "MRB Worldwide Book 1984-2000"). Market research, consultant surveys, and industry publications and surveys generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy or completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and

i

forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the industry in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

        We have a number of registered marks, including Gamunex®, Prolastin®, Plasbumin®, Plasmanate®, Koate®, Thrombate III®, GamaStan®, HyperHepB®, HyperRho®, HyperRab®, HyperTet®, Gamimune®, Talecris Direct®, and Prolastin Direct®. This prospectus also contains additional trade names, trademarks and service marks belonging to us and to other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

ii

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the "Risk Factors" section of this prospectus and our consolidated financial statements and related footnotes beginning on page F-1.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. for the period subsequent to our formation, and refer to Bayer Plasma Products Business Group (Bayer Plasma), an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, for the period prior to our formation. Unless otherwise stated or the context requires otherwise, "Bayer" means Bayer AG, or any of its directly or indirectly wholly-owned subsidiaries.

        We refer to EBITDA and adjusted EBITDA in various places in this prospectus. The definitions of EBITDA and adjusted EBITDA and a reconciliation of EBITDA and adjusted EBITDA to Net Income is provided under the heading "Non-GAAP Financial Measure" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Talecris Biotherapeutics Holdings Corp.

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune deficiencies (PI), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases and severe trauma. In 2007, we had a 24% share in North America of plasma-derived proteins (based on product sales and contract manufacturing combined) and a 12% share worldwide (based on product sales), according to MRB data. During the year ended December 31, 2008, we generated net revenue and net income of $1.4 billion and $65.8 million, respectively. During the three months ended March 31, 2009, we generated net revenue and net income of $371.8 million and $33.4 million, respectively, representing increases of 21.8% and 249.6%, respectively, over the comparable 2008 period.

        Our largest product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading products in the intravenous immune globulin (IGIV) segment, with a reputation as a premium product. Gamunex has demonstrated efficacy, safety, and patient outcomes in more FDA approved indications than any other liquid IGIV (PI, Idiopathic Thrombocytopenic Purpura (ITP), and CIDP). Gamunex is the only IGIV approved for the treatment of CIDP, a neurological indication, in the U.S., Europe and Canada. The Gamunex IGIV share of sales in 2007 was 27% in North America and 16% globally based on MRB data. Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human) had a 67% share of sales in the United States in 2008 and a 76% share of sales worldwide in 2007 and has a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category. In addition to Gamunex and Prolastin, which together represented 72.3% of our net revenue in 2008, we also produce and sell albumin, Koate DVI Factor VIII, hyperimmunes, Thrombate III Antithrombin III, PPF Powder and other products.

        We established our leading industry positions through a history of innovation, including developing the first ready-to-use 10% liquid IGIV product in North America, the only IGIV product approved for use in neurology in North America, and the first A1PI product globally. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. We continue to develop products to address unmet medical needs and, as of March 31, 2009, employ 263 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. Our business is supported by an integrated infrastructure, including, as of June 30, 2009, 68 plasma collection centers, one of the world's largest integrated fractionation and purification facilities, a distribution network, and sales and marketing organizations in the U.S., Canada, Germany and other international regions. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC.

The Plasma Products Industry

        Industry Dynamics.    The human plasma-derived products industry has demonstrated revenue growth at a compound annual rate of approximately 8% globally over the past 21 years with worldwide sales of approximately $9.7 billion in 2007 based on MRB data. U.S. sales have grown at a compound annual rate of approximately 10% over the past 18 years with sales of $4.0 billion in 2008, representing a 14.4% increase over 2007, according to the MRB U.S. Book.

        We believe worldwide unit volume demand for plasma-derived products will grow over the long term at a compound annual rate of approximately 6% to 8%, driven principally by the following factors:

  •
  population growth;

  •
  discovery and approval of new applications and indications for plasma-based products;

  •
  growth of diagnosed cases;

  •
  increased treatment of untreated but diagnosed patients;

  •
  increased patient compliance and appropriate dosing levels for diagnosed, treated patients; and

  •
  geographic expansion.

        There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business; a high level of capital expenditures to develop, equip and maintain the necessary storage, fractionation and purification facilities; the need to secure an adequate supply of U.S. sourced plasma in order to be licensed to sell plasma-based products in the U.S.; significant intellectual property; the need to develop recognized and trusted brands as well as sales, marketing and distribution infrastructures and relationships; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide. Additionally, unlike small molecule pharmaceutical products, which are often subject to patent expirations on a defined date, plasma-derived protein therapies are usually protected through intellectual property relating to process, including trade secrets, which may not have a scheduled expiration. However, it is possible that entrants could develop and market competing products by subcontracting portions of the manufacturing process, such as fractionation or purification, from existing plasma derivative manufacturers or by developing alternative therapies based on different technologies. Also, existing fractionators with operations in one region may have lower barriers to entering other regional areas.

        Product Overview.    Plasma contains many therapeutic proteins which the body uses to, among other things, fight infection, regulate body function, and control bleeding and clotting. These proteins are extracted from plasma through a process known as fractionation, which separates the therapeutic proteins contained in the plasma into constituent fractions. These fractions are then further processed and purified to create different product classes addressing a range of therapeutic needs. Our products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. Our six largest product categories and their indications are given in the table below:

Category and Talecris Key Products	Our Indications	Talecris Share of Sales	Historic Growth Rate CAGR	Talecris Net Revenue 2008 (in millions)

IGIV Gamunex IGIV	U.S. and EU—PI, ITP. U.S., Canada and EU—CIDP. EU only—Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Post Bone Marrow Transplant	21%—U.S.(1) 16%—Worldwide(2)	15%—U.S.(3) 13%—Worldwide(4)	$479.5—U.S. $703.2(8)—Worldwide

A1PI Prolastin A1PI	A1PI Deficiency related emphysema	67%—U.S.(1) 76%—Worldwide(2)	18%—U.S.(3) 15%—Worldwide(4)	$202.7—U.S. $316.5—Worldwide

Fraction V (Albumin and PPF) Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe trauma, acute liver and kidney failures	12%—U.S.(1) 7%—Worldwide(2)	21%—U.S.(5) 11%—Worldwide(10)	$38.7—U.S. $72.6(8)—Worldwide

Factor VIII Koate DVI	Hemophilia A	4%—U.S.(1) 3%—Worldwide(2)	4%—U.S.(11) 3%—Worldwide(4)	$8.6—U.S. $40.2—Worldwide

Antithrombin III Thrombate III Antithrombin III	Anticoagulant	100%—U.S.(1) 5%—Worldwide(2)	29%—U.S.(9) 3%—Worldwide(4)	$21.3—U.S. $21.3—Worldwide

Hyperimmunes GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus	15%—U.S.(1) 10%—Worldwide(2)	11%—U.S.(5) 5%—Worldwide(4)	$60.7—U.S. $78.2—Worldwide

(1)
For the 2008 calendar year, according to MRB.

(2)
For the 2007 calendar year, according to MRB.

(3)
Represents the compound annual growth rate (CAGR) from 1998 to 2008, calculated based on data from MRB.

(4)
Represents the CAGR from 1996 to 2007, calculated based on data from MRB.

(5)
Represents the CAGR from 2003 to 2008, calculated based on data from MRB.

(6)
Represents the CAGR from 1986 to 2007, calculated based on data from MRB.

(7)
Represents the CAGR from 1986 to 2008, calculated based on data from MRB.

(8)
Includes tolling revenues from the Canadian blood system.

(9)
Represents the CAGR from 2004 to 2008, calculated based on internal data.

(10)
Represents the CAGR from 2003 to 2007, calculated based on data from MRB.

(11)
Represents the CAGR from 2002 to 2007, calculated based on data from MRB and other market research.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma products industry:

  •
  Premium Global Liquid 10% IGIV Product.    Our product, Gamunex IGIV, which was launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV segment, with a 21% share of U.S. sales in 2008 according to the MRB U.S. Book. Gamunex uses a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products. In 2008, Gamunex IGIV became the only IGIV approved for CIDP in the U.S., Canada and Europe. Our CIDP indication approval makes us the only IGIV approved for use in a neurological indication in North America. We believe CIDP is the largest IGIV segment in the U.S., representing 29% of total unit volume. Further, the FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. through September 2015.

  •
  Leading Producer of A1PI with Strong Brand Recognition.    We are the world's largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema. In 2008, Prolastin A1PI had a 67% share of sales in the United States and an over 90% share of sales in the European Union. We believe Prolastin is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. We are currently developing Prolastin Alpha-1 MP, our next generation Prolastin A1PI therapy, which has improved yields and higher concentration. We have submitted a supplemental Biologics License Application (sBLA) to the FDA and a supplemental New Drug Submission (sNDS) to Health Canada for the approval of Alpha-1 MP. We expect a post-approval clinical trial will be required as a condition for approval.

  •
  Vertically Integrated Global Platform.    We have an integrated platform that allows us to appropriately control our plasma supply and production process.

  •
  TPR Plasma Platform:    Until 2006, we purchased all of our plasma, which is our primary raw material, from third parties. Since then, we have successfully designed and executed our vertical plasma supply integration strategy and, as of June 30, 2009, we operated 68 plasma collection centers with over 2,300 employees and IBR operated five additional centers on our behalf for a total of 73 centers. Over the past two years, we have aggressively expanded our plasma supply through our own collection centers under Talecris Plasma Resources Inc. (TPR) and through our strategic relationship with International BioResources L.L.C. and affiliated entities (IBR). This gives us access to future supply of plasma that we believe will meet product demand and enable us to increase margins as we lower our collection cost per liter. These 73 centers collectively represent substantially all of our currently planned collection center network. We expect that this network will provide approximately 90% of our current plasma requirements once it matures during the next five years. Additionally, in August 2008 we entered into a five-year plasma supply agreement with CSL Plasma Inc., which will further alleviate future plasma supply shortfalls.

  •
  Integrated Facilities:    Our Clayton, North Carolina site is one of the world's largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. Together with our facility in Melville, New York, we have a combined fractionation capacity of 4.2 million liters of plasma per year. Our facilities at Clayton have benefited from roughly $572 million of capital investment since 1995, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as our chromatographic purification facility and our high-capacity sterile filling facility. Our capital expenditures over the next five years will be substantially higher than in the past as a result of planned upgrades to our facility.

  •
  Leader and Innovator in the Global Plasma Products Industry.    We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics.

  •
  Process and Product Innovation: We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product in the world. We have applied new developments in protein purification, including caprylate and chromatography technologies, and are now producing and selling a third generation IGIV product.

  •
  R&D Pipeline: Our current research and development consists of a range of programs that aim to develop new products, obtain new therapeutic indications for existing products, enhance product delivery, improve concentrations and safety, and increase product yields. Our Phase I/II candidate, Plasmin, represents an opportunity to expand into a new segment addressing the dissolution of blood clots including acute peripheral arterial occlusion (aPAO) and ischemic stroke. We have also successfully completed pivotal clinical trials and submitted regulatory filings for licensures of Alpha-1 MP A1PI and Gamunex for subcutaneous administration for the treatment of PI.

  •
  Favorable Distribution Arrangements.    Our size, history and reputation in the industry have enabled us to establish direct and indirect channels for the distribution of our products, and have provided us with experience in dealing with our key regulators, doctors, patient advocacy groups and plasma protein policy makers. We have three specialty sales teams (Immunology/Neurology, Pulmonary and Hematology/Specialty) that have a combination of extensive commercial and healthcare-related experience calling on a variety of touch points including specialty physicians, pharmacists, and homecare companies. In Canada, we are the primary supplier of plasma- derived protein therapies to the Canadian blood system under contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec. A majority of our North American IGIV sales are made under long term distribution contracts.

  •
  Experienced, Proven Management Team.    Our business is led by an experienced management team, with our executive officers possessing an average of nearly 11 years of experience in the plasma/protein therapeutics business and an average of over 15 years of experience in healthcare-related businesses. We have the complex technical knowledge required in the protein therapeutic products industry, proven competency in commercializing protein therapeutic products and the expertise to manage an operationally complex business efficiently.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

  •
  Capitalize on Favorable Industry Dynamics.    We anticipate continued growth in unit volume demand for plasma-derived products. We believe that many therapeutic conditions treated by plasma-derived products, such as PI, CIDP, A1PI deficiency and hemophilia, are underdeveloped with an opportunity for growth with increased diagnosis, patient compliance and geographic expansion. We believe that we are well positioned to take advantage of these opportunities due to our premier products, approved indications and integrated plasma supply chain.

  •
  Achieve Cost Efficiencies in our Plasma Collection Platform.    In 2006, we made the strategic decision to vertically integrate our plasma supply chain in order to enhance the predictability, sustainability and profitability of our plasma supply. As of June 30, 2009, TPR and our strategic partner, IBR, operated 73 centers. These 73 centers collectively represent substantially all of our currently planned collection center network. We expect that this network will provide approximately 90% of our current plasma requirements once it matures during the next five years. As newly opened plasma centers mature and approach anticipated normalized collection volumes, and as a larger proportion of our collection centers reach efficient collection volumes, our collection cost per liter of plasma should decrease due to lower levels of unabsorbed TPR infrastructure costs, reduced center development and start-up expenses, and economies of scale.

  •
  Realize Operating Leverage.    We seek to improve our profitability by capitalizing on the operating leverage in our business model. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. Moreover, our capital expenditure plan is designed, in part, to facilitate the production of an increasing volume of existing products from each liter of plasma. These products would have a high marginal profit contribution. As such, we plan to devote substantial resources to increase our production capacity both generally and of these additional products in order to capture operating leverage.

  •
  Expand Internationally. Last year, approximately 80% of our sales were generated in North America, but North America represented only approximately 40% of global plasma products sales in 2007, according to the MRB Worldwide Book. We intend to leverage our products, brands and distribution networks to expand internationally.

  •
  Manage Product Life Cycles and Invest in Protein Therapies.    We continually evaluate new therapeutic indications, new methods of administration, and new formulations to maintain or increase our products' sales potential, extend their commercial life and capture production efficiencies or yield enhancements. Our Gamunex IGIV, as a result of its approval for CIDP, is the first, and currently the only, IGIV approved for a neurological indication in North America. In 2009, we submitted an sBLA to the FDA for subcutaneous route of administration for Gamunex for the treatment of PI. Prolastin Alpha-1 MP, our next generation A1PI offering, will be a higher-yielding version of our current leading product with higher concentration. In addition, pre-clinical and Phase I studies indicate that plasma-derived Plasmin may result in a safer and faster treatment for restoring blood flow through arteries and veins obstructed by blood clots.

  •
  Continue Investing in New Products:    We continue to pursue growth through our internal development capabilities and in-licensing of new products. We are currently developing a commercial process to produce a recombinant Plasmin to treat ischemic stroke and conducting pre-clinical development of recombinant A1PI and Factor VIII proteins utilizing an advanced protein manufacturing technology. The successful development of recombinant products, while not crucial to our competitiveness, would allow us to compete long-term with new products in this higher margin segment of the biotherapeutics industry. We will continue to evaluate both early and late-stage in-licensing opportunities that could complement our core therapeutic areas.

Formation, Initial Financing and Ownership

        We began operations as an independent company on April 1, 2005, upon the completion of our acquisition of substantially all of the assets and the assumption of specified liabilities of Bayer's worldwide plasma derived products business (Bayer Plasma), an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, in a transaction which was effected by Talecris Holdings, LLC. As part of our overall formation activities, we also acquired 100% of the outstanding common stock of Precision Pharma Services, Inc. (Precision) on April 12, 2005 from Ampersand Ventures. Precision was subsequently merged into our subsidiary, Talecris Biotherapeutics, Inc.

        We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Talecris Holdings, LLC currently holds 1,000,000 shares of our series A preferred stock and 192,310 shares of our series B preferred stock, which will convert into 10,730,790 shares of our common stock prior to the closing of this offering. Upon the consummation of this offering, Talecris Holdings, LLC will own approximately    % of our shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares).

December 2006 Debt Recapitalization

        On December 6, 2006, we completed a recapitalization and entered into new credit facilities aggregating $1.355 billion in total borrowing availability, as defined. The new facilities consisted of:

  •
  a $700.0 million First Lien Term Loan Credit Agreement with Morgan Stanley Senior Funding, Inc. due December 6, 2013;

  •
  a $330.0 million Second Lien Term Loan Credit Agreement with Morgan Stanley Senior Funding, Inc. due December 6, 2014; and

  •
  a $325.0 million Revolving Credit Agreement with Wachovia Bank N.A. due December 6, 2011.

        We used proceeds from the recapitalization to repay and retire $203.0 million of debt outstanding under a then existing credit facility; fund a cash dividend to Talecris Holdings, LLC of $760.0 million; pay a cash award of $34.2 million to certain employees and members of our board of directors; fund an irrevocable trust in the amount of $23.0 million for future cash payments under the cash award; repay principal and interest of $29.5 million owed to Cerberus and Ampersand under our 12% Second Lien Notes, which included $1.1 million of prepayment penalties; pay accrued interest of $23.4 million owed to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, following which, at the election of Talecris Holdings, LLC, the notes were converted into 900,000 shares of our Series A preferred stock; pay debt issuance costs of $25.0 million, which have been capitalized as deferred financing costs; and provide for general corporate purposes.

Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. Concurrently with the merger agreement, we entered into a five-year plasma supply agreement with CSL Plasma Inc., a subsidiary of CSL. The closing of the merger was subject to the receipt of certain regulatory approvals as well as other customary conditions. In May 2009, the U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the parties agreed to terminate the definitive merger agreement. CSL paid us a cash break up fee of $75 million, which will be included in non-operating income in our financial results for the six months ended June 30, 2009. The CSL plasma supply agreement remains in effect. The Federal Trade Commission's complaints were both subsequently dismissed.

Certain Risk Factors

        Our business is subject to numerous risks, including without limitation the following:

  •
  Healthcare reform measures could substantially change the market for medical care or healthcare coverage in the United States.

  •
  Government or third-party payors may decrease or otherwise limit the price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

  •
  Our business relies heavily upon the sales of two products, which together represented 72.3% of our net revenue during 2008, and any adverse market event with respect to either product could have a material adverse effect on us.

  •
  Our manufacturing processes, plasma supply and products may be susceptible to contamination or production interruptions.

  •
  Our plasma collection and manufacturing processes are subject to government regulation, oversight and inspection, which in the event of non-compliance could adversely impact operations.

  •
  We may be unable to obtain adequate quantities of FDA-approved plasma due to industry-wide shortages, problems with third-party suppliers or difficulties with our own collection centers.

  •
  The recent favorable pricing environment for our products may not continue.

  •
  The regulatory requirements for product approval may not be explicit, may evolve over time and may diverge by jurisdiction and adverse events or post-approval clinical trials may impact our ability to sell currently licensed products.

  •
  We are dependent on third parties to provide crucial supplies (including plasma), to service our equipment, to support our systems and to sell, distribute and deliver our products.

These and other risks are more fully described in the section entitled "Risk Factors." We urge you to carefully consider all the information presented in the section entitled "Risk Factors" beginning on page 12.

Our Corporate Information

        We were incorporated under the laws of the State of Delaware on March 11, 2005 and commenced operations on April 1, 2005, upon completion of our acquisition on March 31, 2005 of substantially all of the assets and the assumption of specified liabilities of the Bayer Plasma Products Business Group, a unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG. Our principal executive offices are located at 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709 and our telephone number is (919) 316-6300. Our website address is http://www.talecris.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

 THE OFFERING

Common stock we are offering	shares
Common stock being offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Based on March 31, 2009 amounts, we expect to use (i) $ of the net proceeds from this offering to repay outstanding principal and interest under our credit facilities, (ii) $37.3 million of the net proceeds from this offering to pay earned and unpaid dividends on our outstanding Series A and B senior convertible preferred stock, and (iii) $36.0 million of the net proceeds from this offering to pay the initial public offering fee (IPO Fee) related to the termination of our management agreement. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.
Proposed Nasdaq Global Market symbol	TLCR

        The number of shares of our common stock to be outstanding immediately after this offering is based on 11,060,296 shares of common stock outstanding, including an aggregate of 120,318 unvested shares outstanding under the 2006 Restricted Stock Plan, as of the closing of this offering, and an additional 10,730,790 shares of common stock issuable upon the conversion of all of our outstanding shares of our preferred stock prior to the closing of this offering. The number of shares of common stock to be outstanding after this offering excludes:

  •
  1,786,726 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2009 at a weighted average exercise price of $55.79 per share; and

  •
  an aggregate of 283,768 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

        Unless otherwise noted, all information in this prospectus assumes:

  •
  no exercise of the outstanding options described above;

  •
  no exercise by the underwriters of their option to purchase up to an aggregate of                              additional shares of common stock from us and the selling stockholders; and

  •
  the conversion of all of the outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock prior to the closing of this offering.

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following is a summary of our historical consolidated financial data for the periods ended and at the dates indicated below. You should read this information together with our consolidated financial statements and the related footnotes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        We derived the audited historical consolidated financial data for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the audited historical consolidated financial data as of December 31, 2006 from our audited consolidated financial statements, which are not included in this prospectus.

        The unaudited interim consolidated financial data for the three months ended March 31, 2009 and 2008 and as of March 31, 2009 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim consolidated financial data as of March 31, 2008 has been derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary for a fair presentation of our financial position and results of operations. Operating results for the three months ended March 31, 2009 are not necessarily indicative of results that may be expected for the year ending December 31, 2009.

        We believe that the comparability of our financial results between periods presented in the Summary Financial Data table below is significantly impacted by the following items, which are more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability".

  •
  Costs associated with our terminated merger with CSL;

  •
  Costs associated with the development and vertical integration of our plasma collection platform;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a plasma collection center current Good Manufacturing Practices (cGMP) issue;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a customer dispute settlement regarding intermediate material;

  •
  Costs associated with transition-related activities to establish an independent company apart from Bayer;

  •
  Costs associated with unplanned plant maintenance;

  •
  Impairment and subsequent recovery related to a Gamunex IGIV production incident that occurred just prior to the closing of our transaction with Bayer;

  •
  Management fees payable to related parties, which fees will cease upon consummation of this offering;

  •
  Capital structure changes;

  •
  Costs associated with share-based compensation awards and special recognition bonuses;

  •
  Non-operating income and fees related to a litigation settlement with Baxter;

  •
  Tax benefit due to the release of our deferred tax asset valuation allowance;

  •
  Acquisition of Bayer Plasma net assets and related purchase accounting; and

  •
  Distribution and transition services agreements with Bayer affiliates.

 Summary Financial Data

	Years Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
	(in thousands)
Consolidated Income Statement Data:
Net revenue:
Product net revenue	$1,114,489	$1,196,686	$1,334,550	$296,669	$364,863
Other	14,230	21,823	39,742	8,534	6,932

Total net revenue	1,128,719	1,218,509	1,374,292	305,203	371,795
Cost of goods sold	684,750	788,152	882,157	206,720	209,201

Gross profit	443,969	430,357	492,135	98,483	162,594
Operating expenses:
SG&A	241,448	189,387	227,524	44,504	72,422
R&D	66,801	61,336	66,006	13,103	16,541

Total operating expenses	308,249	250,723	293,530	57,607	88,963

Income from operations	135,720	179,634	198,605	40,876	73,631
Other non-operating (expense) income:
Interest expense, net	(40,867)	(110,236)	(97,040)	(24,763)	(21,345)
Equity in earnings of affiliate	684	436	426	87	89
Loss on extinguishment of debt	(8,924)	—	—	—	—
Litigation settlement	—	12,937	—	90	—
Other	—	—	400	—	—

Income before income taxes and extraordinary items	86,613	82,771	102,391	16,290	52,375
(Provision) benefit for income taxes	(2,222)	40,794	(36,594)	(6,725)	(18,940)

Income before extraordinary items	84,391	123,565	65,797	9,565	33,435
Extraordinary items	2,994	—	—	—	—

Net income	$87,385	$123,565	$65,797	$9,565	$33,435

Other Financial Data and Ratios (unaudited):
Liters of plasma processed	2,983	2,650	3,240	820	910
Gross profit margin	39.3%	35.3%	35.8%	32.3%	43.7%

						Pro Forma as Adjusted March 31, 2009
	December 31,			March 31,
	2006	2007	2008	2008	2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,042	$73,467	$16,979	$50,163	$12,599
Total assets	$903,474	$1,142,322	$1,307,399	$1,162,819	$1,299,806
Long-term debt	$1,102,920	$1,129,037	$1,188,941	$1,116,184	$1,168,311
Redeemable preferred stock	$110,535	$110,535	$110,535	$110,535	$110,535
Total stockholders' deficit	$(528,980)	$(390,757)	$(316,725)	$(387,360)	$(272,806)

        We also use EBITDA and adjusted EBITDA as operating performance measures. Our EBITDA and adjusted EBITDA were $219.7 million and $287.8 million, respectively, for the year ended December 31, 2008, $44.8 million and $72.3 million, respectively, for the three months ended March 31, 2008, and $80.5 million and $98.7 million, respectively, for the three months ended March 31, 2009. We incurred legal and other costs associated with the regulatory review process of our terminated merger agreement with CSL of $8.3 million for the year ended December 31, 2008 and $5.7 million for the three months ended March 31, 2009, which are not included as an adjustment to our EBITDA or adjusted EBITDA. The definitions of EBITDA and adjusted EBITDA and a reconciliation of EBITDA and adjusted EBITDA to Net Income are provided under the heading "Non-GAAP Financial Measure" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the consolidated financial statements and related footnotes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Healthcare Reform and Reimbursement

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

        Substantial changes could be made to the current system for paying for healthcare in the U.S., including changes made in order to extend medical benefits to those who currently lack insurance coverage. Approximately 47 million Americans currently lack health insurance of any kind. Extending coverage to such a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs (Medicare, Medicaid and State Children's Health Insurance Program), creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and biopharmaceuticals, such as those produced and marketed by us. If reimbursement for these products or the rebate obligations associated with them is substantially reduced in the future (discussed in more detail, below), our business could be materially impacted.

        Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the federal government, which may force significant changes to the U.S. healthcare system. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by reducing the level of reimbursement for medical services or products (including those biopharmaceuticals produced and marketed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, our products could have a materially adverse impact on our financial performance.

        More specific changes to the current system of coverage and reimbursement could also be significant. For instance, Talecris and other pharmaceutical and biopharmaceutical companies currently pay rebates to states for outpatient drugs provided under Medicaid programs. These rebates comprise a fixed percentage of sales plus an adjustment for inflation tied to the date a particular drug was introduced to the market (inflationary penalty). Should the Medicaid rebate percentage or the inflationary penalty be increased, our business could be materially impacted. Moreover, if the Medicaid rebate is extended to drugs paid for under Medicaid Managed Care plans, there could be an additional adverse impact on our business. Similarly, if the Medicaid rebate requirements are extended to the Medicare Part D program, there could be a materially adverse impact on our business. Currently the "340B program" in the U.S. extends Public Health Service pricing to hospitals serving some disadvantaged populations. If eligibility for the 340B program is expanded to additional types of hospitals, or if the program is expanded to apply to the inpatient purchases of participating hospitals, our business could be materially adversely impacted.

        There is substantial uncertainty regarding the exact provisions of healthcare reform that may be enacted, if at all. This uncertainty limits our ability to forecast changes that may occur in the future and to manage our business accordingly.

We could be adversely affected if government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

        Independent of healthcare reform initiatives, we have experienced and expect to experience pricing pressures on our current products and pipeline products from initiatives aimed at reducing healthcare costs by governmental and private third-party payors, the increasing influence of health maintenance organizations, and regulatory proposals, both in the United States and in foreign markets. Healthcare reform in the United States is likely to increase the pressure, which may include the effect of such proposed changes as the possible introduction of a biosimilar pathway and the possible redefinition of the term "single source" products which plays a key role in determining reimbursements under the Medicare Part B program. In addition, prices in many European countries are subject to local regulation. If payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price related concessions. These actions could have a negative effect on our financial results, particularly in cases where we have a product that commands a premium price in the market place, or where changes in reimbursement induce a shift in the site of treatment. For example, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price (ASP) +6%. This payment was based on a volume-weighted average of all brands under a common billing code. Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IGIV. Medicare payments to hospitals fell 45% for powder IGIV and 30% for liquid IGIV between the fourth quarter of 2005 and the first quarter of 2006. The Medicare reimbursement changes resulted in the shift of a significant number of Medicare IGIV patients to hospitals from physicians' offices beginning in 2005 as many physicians could no longer recover their costs of obtaining and administering IGIV in their offices and clinics. After 2006, some hospitals reportedly began to refuse providing IGIV to Medicare patients due to reimbursement rates that were below their acquisition costs. While subsequent changes have improved some of these Medicare reimbursement issues, on January 1, 2008, the Centers for Medicare & Medicaid Services (CMS) reduced the reimbursement for separately covered drugs and biologicals, including IGIV, in the hospital outpatient setting from ASP +6% to ASP +5% using 2006 Medicare claims data as a reference for this reduction. In addition, CMS reduced a hospital add-on payment from $75 to $38 per infusion. Beginning January 1, 2009, CMS further reduced the hospital outpatient reimbursement for separately covered outpatient drugs, including IGIV, to ASP +4%, and eliminated the add-on payment.

        Additionally, physicians frequently prescribe legally available therapies for uses that are not described in the product's labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. We believe that a significant portion of our IGIV volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. If reimbursement for off-label uses of our products, including IGIV, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected.

        For example, CMS could initiate an administrative procedure known as a National Coverage Determination (NCD) by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain. High levels of spending on IGIV products, along with increases in IGIV prices, increased IGIV utilization and the high proportion of off-label uses, may increase the risk of regulation of IGIV reimbursement by CMS. On the state level, similar limits could be proposed for therapeutic products covered under Medicaid. Moreover, the Deficit Reduction Act of 2005 incentivizes states to take innovative steps to control healthcare costs, which could include attempts to negotiate limits to, or reductions of, drug prices.

        The U.S. economic stimulus legislation enacted in February 2009 provided significant funding for the federal government to conduct Comparative Effectiveness Research (CER). While the stated intent of CER is to develop information to guide providers to the most efficacious therapies, outcomes of CER could influence the reimbursement or coverage for therapies that are determined to be less cost-effective than others. Should any of our products be determined to be less cost-effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our financial results.

        Additionally, the settlement of class action litigation against First DataBank and others will result in the downward revision and possible eventual elimination of the published Average Wholesale Prices (AWPs) which are an important basis for reimbursement used by many third-party payors for our products. Under the settlement, the revision will become effective in September 2009. First DataBank and other pricing compendia have stated that they will or may discontinue publishing AWP within two years. Consequently, given the nature of our Prolastin Direct Model in the U.S., we anticipate a decrease in Prolastin AWPs resulting in a decrease in our net price subsequent to the settlement. We currently estimate the annual impact of the First DataBank settlement to be a reduction in the net revenue between $3 million and $6 million.

Risks Related to Our Business

Our business is highly concentrated on our two largest products, Gamunex IGIV and Prolastin A1PI, and our largest geographic region, the U.S.  Any adverse market event with respect to either product or the U.S. region would have a material adverse effect on us.

        We rely heavily upon the sales of two of our products: Gamunex IGIV and Prolastin A1PI. Sales of Gamunex IGIV and Prolastin A1PI together comprised approximately 72.3% and 75.3% of our total net revenue for the year ended December 31, 2008 and the three months ended March 31, 2009, respectively. Sales of Gamunex IGIV comprised approximately half of our total net revenue in each of these periods. If either Gamunex IGIV or Prolastin A1PI lost significant sales, or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Gamunex IGIV or Prolastin A1PI were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease sales of either product, our business would be adversely affected.

        We rely heavily upon sales from the U.S. region, which comprised 66.0% and 66.5% of our net revenue for the year ended December 31, 2008 and the three months ended March 31, 2009, respectively. If our U.S. sales were significantly impacted by either material changes to government or private payor reimbursement, by other regulatory developments, or by competition, then our business would be adversely affected.

Our manufacturing processes are complex and involve biological intermediates that are susceptible to contamination.

        Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma, by us or third-party suppliers, may require us to destroy some of our raw material. If unsuitable plasma is not identified and discarded prior to the release of the plasma to our manufacturing process, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of goods sold.

        The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling and finishing. Although we attempt to maintain high standards for product testing,

manufacturing, process controls and quality assurance, our products can become non-releasable or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with our current Good Manufacturing Practices (cGMP) or other regulations. Such an event of noncompliance would likely result in our determination that the implicated products should not be released and therefore should be destroyed. For example, a malfunction of the Gamunex IGIV chromatography system just prior to our formation transaction in 2005 resulted in the processing of IGIV products containing elevated levels of antibodies for over one month. Our total cost related to this incident, including the costs of product loss, investigation, testing, disposal, and other remedial actions, was approximately $41.6 million. We subsequently recovered from Bayer $10.7 million through our 2005 working capital adjustment and $9.0 million in the first quarter of 2007 through a settlement.

        Once we have manufactured our plasma derivative products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our products may require that those products be destroyed.

        While we expect to write off small amounts of work-in-progress in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations and the reserves we have established for these purposes. We have in the past had issues with product quality and purity that have caused us to write off the value of the product. Such write-offs and other costs could cause material fluctuations in our profitability. Furthermore, contamination of our products could cause investors, consumers, or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims from companies for whom we do contract manufacturing.

Our ability to continue manufacturing and distributing our products depends on our and our suppliers' continued adherence to cGMP regulations.

        The manufacturing processes for our products are governed by detailed written procedures and federal regulations that set forth cGMP requirements for blood and blood products. Our Quality Operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates, and final products to their specifications. Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products.

        Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA in the U.S. and analogous regulatory authorities in other countries. While we believe that our manufacturing facilities are currently in substantial compliance with cGMP regulations, we cannot assure you that we will not be cited for deficiencies in the future. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are required to report some deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take similar measures. Since cGMP reflects ever evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays may be required (if and when they become available) or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

        We intend to undertake several large capital projects to maintain cGMP and expand capacity. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns might not be realized.

        Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing process and procedures in accordance with cGMP. There may be comparable foreign requirements. For example, we are currently in the process of transferring the manufacture of our antithrombin III product from Bayer's Berkeley, California, biologics manufacturing facility to our Clayton manufacturing facility. To validate our manufacturing processes and procedures following completion of upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our facilities. In order to provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

        Our antithrombin III product is currently being produced for us at Bayer's Berkeley, California biologics manufacturing facility. The failure of Bayer or of our other suppliers to comply with cGMP standards or disagreements between us and Bayer as to requirements could result in our product being rejected, production being slowed down or halted, or product releases being delayed.

        A number of inspections by the FDA and foreign control authorities, including the German Health Authority (GHA), have been conducted or are expected at our plasma collection centers in 2009. Some of these inspections are of licensed centers to assess ongoing compliance with cGMP, while others are of our currently unlicensed centers as a prerequisite to final approval of the centers' license applications. If the FDA (or other authorities) finds these centers not to be in compliance, our ongoing operations and/or plans to expand plasma collections would be adversely affected.

We must continually monitor the performance of our products once approved and marketed for signs that their use may elicit serious and unexpected side effects, which could jeopardize our ability to continue marketing the products. We may also be required to conduct post-approval clinical trials as a condition to licensing a product.

        As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events (referred to cumulatively as "adverse events"). For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products' labeling. When adverse events are reported to us, we investigate each event and circumstances surrounding it to determine whether it was caused by our product and whether it implies a previously unrecognized safety issue exists. Periodically, we report summaries of these events to the applicable regulatory authorities.

        In addition, the use of our products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when our products are used in critically ill patient populations. When these unexpected events are reported to us, we must make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the implicated lot(s) of that product. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation and public image.

        We have received reports that some Gamunex patients have experienced transient hemolysis and/or hemolytic anemia, which are known potential side effects for this class of drugs. Since 2005, a disproportionate number of these reports have been received from Canada, where our product accounted for 80% of all IGIV distributed in 2008. The Canadian product labeling was updated in 2005 after these hemolysis events were first reported to Health Canada. Subsequently, Talecris provided annual updates on these events to Health Canada from 2006 to 2008, but no further action was recommended by the Canadian regulators. A serious adverse finding concerning the risk of hemolysis by any regulatory authority for intravenous immune globulin products in general, or Gamunex in particular, could adversely affect our business and financial results.

        Once we produce a product, we rely on physicians to prescribe and administer them as we have directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe our products for "off-label" uses or in a manner that is inconsistent with our directions. For example, a physician may prescribe an infusion rate for our Gamunex IGIV product that is greater than our directed infusion rate, which in turn may reduce its efficacy or result in some other adverse affect upon the patient. Similarly, a physician may prescribe a higher or lower dosage than the dosage we have indicated, which may also reduce our product's efficacy or result in some other adverse affect upon the patient. To the extent such off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the market place may suffer.

        When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, such trials are expected to be required by the FDA and European authorities for Alpha-1 MP A1PI. If the results of such a trial were unfavorable, this could result in the loss of the license to market the product, with a resulting loss of sales.

Our products face increased competition.

        Recently, certain of our products have experienced increased competition.

        Until 2004, we were one of two North American suppliers with an approved liquid IGIV product. In 2004, Grifols launched Flebogamma® 5% liquid IGIV and Octapharma launched Octagam® 5% liquid IGIV. In 2005, Baxter's Gammaguard® 10% liquid IGIV was launched. In 2007 CSL Behring received approval for Privigen® 10% liquid IGIV. Privigen® was launched in the U.S. in 2008. Omrix and Biotest are both seeking approval for liquid IGIV products in the U.S., which, if approved, will further increase competition among liquid IGIV products. If third-party payors, group purchasing organizations and physicians, or others demand the lower-priced products of some of our competitors, we may lose sales or be forced to lower our prices.

        In addition, in Canada where we have been the "supplier of record" since the 1980s, one of the Canadian blood system operators, Canadian Blood Services, has elected to pursue a dual source strategy, with us as the primary supplier of plasma-derived products. The Canadian blood system operators are seeking to diversify their suppliers, which we expect to result in a further decline in our share of sales in Canada.

Our financial performance will suffer if we do not improve the cost efficiency of our plasma collection platform.

        We believe our current cost per liter of plasma may exceed that of our larger competitors. The opening of new plasma centers, which take up to several years to reach efficient production capacity, and the creation of a corporate infrastructure to support our vertical integration strategy have significantly increased our per liter cost of plasma. We charge excess unabsorbed overhead costs directly to cost of goods sold until our plasma collection centers reach normal operating capacities.

        In the event that our plasma collection centers do not reach efficient operating capacities, or there are delays in the ability of our plasma collection centers to reach efficient operating capacities, we will continue to charge unabsorbed overhead costs directly to cost of goods sold, which will result in higher costs of operations, lower margins and lower cash flow than our competitors. If by attempting to reduce these costs, we adversely affect compliance with cGMP, we may be required to write-off plasma and any intermediates and products manufactured with non-compliant plasma and we may face shortages of plasma needed to manufacture our products.

We would become supply-constrained and our financial performance would suffer if we could not obtain adequate quantities of FDA-approved source plasma.

        In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed by the FDA, and approved by the regulatory authorities, such as the GHA, of those countries in which we sell our products. When a new plasma center is opened, and on an ongoing basis after licensure, it must be inspected by the FDA and GHA for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or risk the suspension or revocation of an existing license.

        In order to maintain a plasma center's license, its operations must continue to conform to cGMP and other regulatory requirements. In the event that we determine that plasma was not collected in compliance with cGMP, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if non-compliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs which could adversely affect our business and financial results. During 2008, we experienced such an event at one of our plasma collection centers, which resulted in a charge to cost of goods sold of $23.3 million, for which we subsequently recovered $18.0 million through March 31, 2009. In this particular instance, a portion of the impacted plasma had been released to manufacturing prior to our detection of the issue.

        We plan to increase our supplies of plasma for use in our manufacturing processes through increased collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers. This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and GHA approval for the remaining unlicensed plasma centers, to maintain a cGMP compliant environment in all plasma centers while changing our standard operating procedures, or SOPs, and to expand production and attract donors to our centers.

        There is no assurance that the FDA will inspect and license our unlicensed plasma collection centers in a timely manner consistent with our production plans. If we misjudge the readiness of a center for an FDA inspection, we may lose credibility with the FDA and cause the FDA to more closely examine all of our operations. Such additional scrutiny could materially hamper our operations and our ability to increase plasma collections. Some of our past efforts to license centers have not been successful, and consequently we have closed centers. As of June 30, 2009, two unlicensed centers are temporarily closed for remediation and we have permanently closed four other unlicensed centers. If we are unable to receive FDA licenses for our unlicensed centers, this may lead to the closure of centers, which would negatively impact our plasma supply and could result in additional unplanned charges to cost of goods sold.

        Our ability to maintain a cGMP compliant environment in all plasma centers may be challenged when we roll-out a comprehensive set of new Standard Operating Procedures (SOPs) which we have submitted to the FDA. Implementing the revised SOPs will be a substantial project, which will temporarily increase cost and reduce plasma collection volumes. We expect to complete this project in 2010. The change in SOPs, although intended to improve quality, compliance and efficiency, could temporarily lead to an increase in issues and audit findings by us, the FDA, the GHA or other regulatory agencies.

        Our ability to expand production and increase our plasma collection centers to more efficient production levels may be affected by changes in the economic environment and population in selected regions where TPR operates plasma centers, by the entry of competitive plasma centers into regions where TPR operates, by misjudging the demographic potential of individual regions where TPR expects to expand production and attract new donors, by unexpected facility related challenges, or by unexpected management challenges at selected plasma centers.

Our financial performance is dependent upon third-party suppliers of FDA-approved source plasma.

        In 2008, we obtained 25.8% of our plasma under a five-year supply arrangement with CSL Plasma Inc., a subsidiary of CSL, a major competitor. Another 8.5% was purchased from Interstate Blood Bank, Inc. Were any dispute to arise or were CSL Plasma Inc. or Interstate Blood Bank, Inc. to experience any plasma collection difficulties, it could be difficult or impossible for us to replace the shortfall, which would materially adversely affect our business.

        Plasma volumes obtained under arrangements with independent third parties have not always met expectations. An inability of any of our suppliers to operate their business successfully and satisfy their obligations in a timely manner may cause a disruption in our plasma supply, which could materially adversely affect our business.

Industry-wide disruptions could reduce the availability of FDA-approved source plasma and our financial performance would suffer.

        A number of other factors could disrupt our ability to increase source plasma collections, including but not limited to:

  •
  A lack of alternative plasma supply sources.  In recent years, there has been consolidation in the industry as several plasma derivatives manufacturers have acquired plasma collectors and reduced capacity. As a result, it could be difficult or impossible to resolve any significant disruption in the supply of plasma or an increased demand for plasma with plasma from alternative sources.

  •
  A reduction in the donor pool.  Regulators in most of the large markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob disease, commonly referred to as "mad cow" disease (which resulted in the suspension of the use of plasma collected from U.K. residents), and concern over the safety of blood products (which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool), have significantly reduced the potential donor pool.

Our products have historically been subject to supply-driven price fluctuations.

        Our products, particularly IGIV, have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived products have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, if plasma supply and manufacturing capacity do not commensurately expand, prices tend to increase.

        Since 2005 the industry has experienced a favorable pricing environment for plasma products. The robust demand, particularly for IGIV, over the last few years has resulted in efforts on the part of companies, including ourselves, to increase manufacturing capacity and open new plasma collection centers to increase the availability of source plasma. Some of our competitors have announced plans to grow product supply at a rate above expected demand growth. The growth in demand for IGIV has been outpaced by the recent supply growth, as evidenced by increased supply in the distribution channel. We, or our competitors, may misjudge demand growth and over-invest in expanding plasma collection or manufacturing capacity, which ultimately may result in lower prices for, or inability to sell, our products.

        While we have recently submitted an sBLA in the U.S. for FDA licensure of Gamunex subcutaneous administration for the treatment of PI, we currently do not have, and may never receive, FDA approval, which could be a competitive disadvantage. Furthermore, we believe that our competitors are developing several new products and technologies potentially offering an improved route of administration and even for indications beyond PI. If these development efforts are successful and our effort fails, then we could be at a competitive disadvantage which may impact our Gamunex sales.

        Until December 2002, our A1PI product, Prolastin A1PI, was the only plasma product licensed and marketed for therapy of congenital A1PI deficiency-related emphysema in the U.S. Accordingly, until that time, Prolastin A1PI had virtually 100% market share in its category. In December 2002 and July 2003, Baxter and CSL Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003, and Grifols received marketing authorization for Trypsone in Spain in 2003. The competing products were introduced at significantly higher prices than Prolastin A1PI. Due in part to our inability to fully meet demand for A1PI product, as well as patient losses due to the nature of the disease, our share of sales has dropped to approximately 67% in the U.S. and 76% globally. These and other future competitors may increase their sales, lower their prices or change their distribution model which may harm our product sales and financial condition. Also, if the attrition rate of our existing Prolastin patient base accelerates faster than we have forecast, we would have fewer patients and lower sales volume. In addition, Kamada Ltd. has completed clinical trials for licensure in the U.S. and submitted a BLA for their A1PI product. In Europe we have a 90% share of A1PI sales and have the only licensed A1PI product, other than Grifols, which has marketing authorization for Trypsone A1PI in Spain and LFB which sells Alfalastin in France. Our competitors are currently pursuing licensing trials in Europe. Should our competitors receive approvals in the EU sooner than expected, this will impact our unit volumes and share of sales.

        New products may reduce demand for plasma derived A1PI. A recombinant form of A1PI (recA1PI) could gain market share through the elimination of the risk of plasma-borne pathogens, or through a reduced price permitted by significantly decreased costs (since the recA1PI would not be sourced from plasma). Arriva and GTC Biotherapeutics are in the early stages of development for a recombinant form of recA1PI. Although we are not aware of any active clinical trials for a recA1PI product, a successful recA1PI, prior to our developing a similar product, could gain first mover advantage and result in a loss of our A1PI market share. Similarly, if a new formulation of A1PI is developed that has a significantly improved rate of administration, such as aerosol inhalation, prior to our developing a similar product, the market share of Prolastin A1PI could be negatively impacted. Similarly, several companies are attempting to develop products which would be substitution threats in the A1PI sector, including retinoic acid, oral synthetic elastase inhibitors and gene therapy. While these products are all in early stages of development, the potential for successful product development and launch cannot be ruled out.

        In addition, our plasma therapeutics face competition from non-plasma products and other courses of treatments. For example, two RhD hyperimmune globulins for intravenous administration, Cangene's

WinRho® SDF and CSL Behring's Rhophylac®, are now approved for use to treat ITP, and GSK and Amgen launched thrombopoietin inhibitors targeting ITP patients in 2008 that may reduce the demand for IGIV to treat this immune disorder. There is also a risk that indications for which our products are now used will be susceptible to new treatments, such as small molecules, monoclonal or recombinant products. Recombinant Factor VIII product competes with our own plasma-derived product in the treatment of Hemophilia A and is perceived by many to have lower risks of disease transmission. Additional recombinant products or the use of monoclonal antibodies, small molecules, or stem cell transplantations could compete with our products and reduce the demand for our products. Crucell and Sanofi Pasteur have completed Phase II clinical trials for a monoclonal rabies product to compete with our rabies hyperimmune product. If successful, we estimate that the monoclonal product could take a significant portion of the rabies market in years subsequent to its introduction. Also, in February 2009, GTC Biotherapeutics obtained FDA approval of a competitive ATIII product for the treatment of hereditary antithrombin deficiency, which is derived from the milk of transgenic goats. This product now directly competes with our product, Thrombate III Antithrombin III (Human), which had been the only FDA approved product.

        We do not currently sell any recombinant products. Although we are attempting to develop recombinant versions of Plasmin, A1PI and Factor VIII, we cannot be certain that they will ever be approved or commercialized. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

        See "Business—Competition" for an additional discussion of the competitive environment for our products.

Developments in the economy may adversely impact our business.

        The recessionary economic environment may adversely affect demand for our products. Prolastin A1PI is sold directly to patients in the U.S. As a result of loss of jobs, patients may lose medical insurance and be unable to purchase supply or may be unable to pay their share of deductibles or co-payments. Gamunex IGIV is primarily sold to hospitals and specialty pharmacies. Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase at a lower government price. While to date we cannot directly trace any material reduction in demand to the recession, if economic conditions do not improve, the impact may become material.

Our ability to export products to Iran requires annual export licenses.

        In 2008, we had sales of $18.2 million, or approximately 1.3% of our net revenue, to customers located in Iran pursuant to an export license which must be renewed annually. Should political tensions between the U.S. and Iran escalate, the export license might be revoked or not renewed, resulting in the loss of these sales.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply against transmittable diseases.

        Despite overlapping safeguards including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through blood plasma products cannot be entirely eliminated. For example, since plasma-derived therapeutics involve the use and purification of human plasma, there has been concern raised about the risk of transmitting HIV, prions, West Nile virus, H1N1 virus or "swine flu" and other blood-borne pathogens through plasma-derived products. There are also concerns about the future transmission of H5N1 virus, or "bird flu." In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII. Bayer and other producers of Factor VIII, though not us, are defendants in numerous lawsuits resulting from these infections.

        New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, we must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of plasma contamination. Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated plasma units.

        During the early phase of an outbreak of a new infectious disease, our ability to manufacture safe products would depend on the manufacturing process' capacity to inactivate or remove the infectious agent. To the extent that a product's manufacturing process is inadequate to inactivate or remove an infectious agent, our ability to manufacture and distribute that product would be impaired.

        If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure plasma, manufacture our products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

        In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma used in the production of our products.

If our Clayton facility or other major facilities, or the facilities of our third-party suppliers, were to suffer a crippling accident, or a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

        Substantially all of our revenues are derived from products manufactured, and services performed, at our plant located in Clayton, North Carolina. In addition, a substantial portion of our plasma supply is stored at facilities in Benson, North Carolina, and our Clayton facility. Although we believe we have adopted and maintain safety precautions, including separate areas for different manufacturing processes, if any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in any such event, the reconstruction of our Clayton fractionation plant or our plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time-consuming. During this period, we would be unable to manufacture our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes. While we maintain property damage and business interruption insurance with limits of $1 billion, these amounts may still be insufficient to mitigate the losses from any such event. We may also be unable to recover the value of the lost plasma or work-in-progress, as well as the sales opportunities from the products we would be unable to produce.

        A significant number of our plasma collection centers are in Texas and approximately 20% of our internally sourced plasma comes from collection centers located on the United States border with Mexico. Donations at these centers could be impacted by changes in U.S. visa rules. In addition, we have a number of plasma centers in regions of the southeast which could be affected by natural disasters such as hurricanes. A disruption in our source of plasma due to events arising in a geographic region where many of our collection centers are located would limit our ability to maintain our current production levels of plasma-derived products.

If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

        We depend on a limited group of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass and stoppers used in the manufacture of our products. In some cases we have only one qualified supplier. If our equipment should malfunction, the repair or replacement of the machinery may require substantial time and cost, which could disrupt our production and other operations. Our plasma collection centers rely on disposable goods supplied by Haemonetics Corporation and information technology systems hosted by a subsidiary of Haemonetics Corporation. Our plasma centers cannot operate without an uninterrupted supply of these disposable goods and the operation of these systems. We have experienced periodic outages of these systems, but a material outage would affect our ability to operate our collection centers. Alternative sources for key component parts or disposable goods may not be immediately available. Any new equipment or change in supplied materials may require revalidation by us and/or review and approval by the FDA, or foreign regulatory authorities, including the German Health Authority, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of our products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

We purchase nearly all of our specialty plasma used for the production of hyperimmunes from a limited number of companies under short-term contracts.

        We currently rely on three companies—Biotest Pharmaceuticals Corporation, Octapharma AG, and Advanced Bioservices, LLC (ABS), a subsidiary of Kedrion SpA, all of which are our direct competitors—to supply nearly all of our specialty plasma required for the production of our hyperimmunes, which represented $78.2 million, or 5.7%, of our net revenue in 2008. Specialty plasma is plasma that contains antibodies to specific diseases, usually because the donor has been vaccinated. Our contracts with suppliers of specialty plasma are usually on a short term basis. Our contracts with Octapharma and ABS are set to expire on December 31, 2010 and our agreement with Biotest expires at year-end 2011. We are negotiating with Octapharma and ABS to extend these agreements. Depending upon these competitors' production plans, it may be difficult to increase the amounts of plasma we purchase from them or to renew our contracts in the future. Our inability to replace the volumes provided by these suppliers through our own plasma collection efforts or through increased specialty plasma deliveries from other third parties would materially adversely affect our business. To the extent that we develop a supply of specialty plasma from our own collection centers, such specialty plasma may come at the expense of the plasma we use for our other products. It would also take significant time to obtain the necessary regulatory approvals and develop a sufficient donor base.

We rely in large part on third parties for the sale, distribution and delivery of our products.

        In the U.S., we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, home care companies, alternate infusion sites, hospital groups, and others. We are highly dependent on these contracts for the successful sale, distribution and delivery of our products. For example, we rely principally on group purchasing organizations and on our distributors to sell our IGIV product and on Centric Health Resources to fulfill prescriptions for Prolastin A1PI. If the parties with which we contract breach, terminate, or otherwise fail to perform under the agreements, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected. In addition, through circumstances outside of our control, such as general economic decline, market saturation, or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us. In addition, we rely on distributors for sales of our products outside the U.S. Any disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

Product liability lawsuits against us could cause us to incur substantial liabilities, limit sales of our existing products and limit commercialization of any products that we may develop.

        Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution, and sale of plasma-derived therapeutic protein products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for our products and any product candidates that we may develop;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  costs to defend the related litigation;

  •
  substantial monetary awards to trial participants or patients;

  •
  loss of revenue; and

  •
  the inability to commercialize any products that we may develop.

        Bayer is the defendant in continuing litigation alleging that use of products manufactured at our Clayton site in the 1980s, prior to our formation transaction and carve-out from Bayer, resulted in the transmission of Hepatitis C virus and HIV to patients. Bayer is also a defendant in litigation alleging that thimerosal, a preservative that was added to some intra muscular (hyperimmune) immune globulin products until 1996 (at which time its use was discontinued), was the cause of autism and other disorders in children who received these products. While we are not a party to any of these actions, and Bayer has agreed to fully indemnify us from any claims or losses arising out of these actions, we cannot assure you that our products or any of their constituents or additives may not someday give rise to similar product liability claims that we will be forced to defend and which may have a material adverse affect on our business.

        We have a global insurance policy with limits of $100 million with a per claim deductible of $5 million and an aggregate deductible of $10 million. This amount of insurance may not be adequate to cover all liabilities that we may incur. We intend to expand our insurance coverage as our sales grow. Insurance coverage is, however, increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Our products and manufacturing processes are subject to regulatory requirements and authority, including over our manufacturing practices and any product recalls.

        Our products, and our advertising and promotional activities for such products, are subject to regulatory requirements, ongoing review, and periodic inspections by the FDA, the Office of the Inspector General of the Department of Health and Human Services and other regulatory bodies. In addition, the manufacture and packaging of plasma products are regulated by the FDA and comparable regulatory bodies in Canada, Europe and elsewhere and must be conducted in accordance with the FDA's cGMP regulations and comparable requirements of foreign regulatory bodies, including the GHA.

        Later discovery of previously unknown problems with our products or failure by us or any third-party manufacturers, including Bayer, to comply with cGMP regulations, or failure to comply with regulatory requirements, may result in, among other things:

  •
  restrictions on such products or manufacturing processes;

  •
  withdrawal of products from the market;

  •
  voluntary or mandatory recall;

  •
  suspension or withdrawal of regulatory approvals and licenses;

  •
  cessation of our manufacturing activities, which may be for an extended or indefinite period of time;

  •
  product seizure; and

  •
  injunctions or the imposition of civil or criminal penalties.

        We could also be required to add warnings to our packaging or labeling that could negatively differentiate our product in the view of customers or patients.

        For example, we settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. Similarly, during 2008, we recorded an additional inventory impairment provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.3 million and $1.8 million during the three months ended March 31, 2009 and the year ended December 31, 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers.

        Separately, our plans to transition from Prolastin to our next generation therapy could be affected by the approval timing of regulatory authorities. Our current plan calls for a simultaneous transition in the U.S. and Canada over several quarters. We expect the launch in Europe will be delayed beyond the launch in North America. Additionally, we could face further delays with respect to launches in specific European countries. To the extent regulatory authorities do not act within the same time-frame, we may need to operate both new and old manufacturing processes in parallel with overlapping crews, higher costs, and lower yields.

Certain of our other business practices are subject to scrutiny by regulatory authorities.

        The laws governing our conduct are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, the False Claims Act and the Anti-Kickback Law, and any regulations promulgated under their authority, may result in jail sentences, fines, or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Defense and other regulatory authorities. Certain business practices, such as entertainment and gifts for healthcare providers, sponsorship of educational or research grants, charitable donations, and support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of influencing healthcare providers to prescribe particular products. Additional and stricter prohibitions could be implemented by federal and state authorities. Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted. Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct. We have developed and implemented a comprehensive Healthcare Compliance Program and provide an initial and annual refresher training for all employees whose activities may be subject to these requirements. There can be no assurance, however, that our marketing activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws rules and regulations.

        In addition, while regulatory authorities generally do not regulate physicians' discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved drugs or on the potential safety and efficacy of unapproved products in development. Companies in the U.S., Canada and European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the U.S.), nor can companies promote unapproved products. In limited circumstances companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products. If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities, we may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if such activities are prohibited, it may harm demand for our products.

        Promotion of unapproved drugs or unapproved indications for a drug is a violation of the Federal Food, Drug and Cosmetic Act and subjects us to civil and criminal sanctions. Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use, and subsequent claims for reimbursement under Medicare and other federal programs. Similar actions for off-label promotion have been initiated by several states for Medicaid fraud. Violations or allegations of violation of the foregoing restrictions could materially and adversely affect our business.

        To market and sell our products outside of the U.S., we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude us from commercializing our products in those markets. For example, while we completed a Mutual Recognition Procedure in the European Union, facilitating our ability to sell Prolastin A1PI into an additional ten selected countries in the European Union we are in the process of negotiating reimbursement on a country-by-country basis, which must be concluded before we can expect to significantly increase sales in these countries. We have not been successful in receiving reimbursements to date and there can be no assurance when, if ever, we will receive reimbursement within those countries for Prolastin A1PI.

        In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Such trials may be time-consuming, expensive and may not show an advantage in efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected.

        Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state, and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

        In addition, we export our products to a variety of countries whose legal regimes and business customs and practices differ significantly from those in the United States. A failure to comply with laws and regulations applicable to our international operations or export sales could expose us to significant penalties. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials. While we require our employees to comply with applicable laws and we monitor legal compliance, we cannot be certain that our employees or agents will comply in all instances or that we will promptly identify violations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our products' reputations, our international expansion efforts, our ability to attract and retain employees, our business and our operating results.

We are required to provide accurate pricing information to the U.S. government for the purpose of calculating reimbursement levels by the Centers for Medicare and Medicaid Services (CMS) and for calculating certain federal prices and federal rebate obligations.

        We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices, and certain federal rebate obligations. We have established a system for collecting and reporting this data accurately to CMS and have instituted a compliance program to assure that the information we collect is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions that could adversely affect our business. In addition, the government could change its calculation of reimbursement, federal prices, or federal rebate obligations which could negatively impact us.

We seek to obtain and maintain protection for the intellectual property relating to our technology and products.

        Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Additionally, most of our patents relate to the processes we use to produce our products, not the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we developed or sell. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, we are a party to a number of license agreements which may impose various obligations on us, including milestone and royalty payments. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

        Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our anticipated U.S. patent position.

        We also rely on unpatented technology, trade secrets, know-how and confidentiality agreements with our employees, consultants and third parties to protect our unpatented proprietary technology, processes and know-how. We require our officers, employees, consultants and advisors to execute proprietary information and invention and assignment agreements upon commencement of their relationships with us. There can be no assurance, however, that these agreements will provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor to develop alternative products, we could face increased competition and lose a competitive advantage.

        We, like other companies in the pharmaceutical industry, may become aware of counterfeit versions of our products becoming available domestically and abroad. Counterfeit products may use different and possibly contaminated sources of plasma and other raw materials, and the purification process involved in the manufacture of counterfeit products may raise additional safety concerns, over which we have no control. Any reported adverse events involving counterfeit products that purport to be our products could harm our reputation and the sale of our products, in particular, and consumer willingness to use plasma-derived therapeutics generally.

We may infringe or be alleged to infringe intellectual property rights of third parties.

        Our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

        On May 21, 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI.

        If we are found to infringe the patent rights of a third party, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

        Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We try to ensure that our employees do not use the proprietary information or know-how of others in their work for us. We may, however, be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee's former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

We may not be able to commercialize products in development.

        Before obtaining regulatory approval for the sale of our product candidates or for marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

  •
  regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

  •
  the regulatory requirements for product approval may not be explicit, may evolve over time and may diverge by jurisdiction;

  •
  our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we had expected to be promising;

  •
  the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we currently anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate, any of which would result in significant delays;

  •
  our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

  •
  we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

  •
  regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

  •
  undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

  •
  the cost of our clinical trials may be greater than we anticipate;

  •
  the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate because we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

  •
  an audit of preclinical or clinical studies by the FDA may reveal non-compliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies; and

  •
  the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

  •
  be delayed in obtaining marketing approval for our product candidates;

  •
  not be able to obtain marketing approval;

  •
  not be able to obtain reimbursement for our products in some countries;

  •
  obtain approval for indications that are not as broad as intended; or

  •
  have the product removed from the market after obtaining marketing approval.

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if preclinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling the engineering process to commercial production. Additionally, if produced, the product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

  •
  the prevalence and severity of any side effects;

  •
  the efficacy and potential advantages over alternative treatments;

  •
  the ability to offer our product candidates for sale at competitive prices;

  •
  relative convenience and ease of administration;

  •
  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies; the strength of marketing and distribution support; and

  •
  sufficient third-party coverage or reimbursement.

        Therefore, we cannot guarantee that any products which we may seek to develop will ever be successfully commercialized, and to the extent they are not, such products could be a significant expense with no reward.

If we experienced material weaknesses or fail to otherwise maintain effective internal control over financial reporting, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected by our internal controls.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified and remediated material weaknesses in internal control over financial reporting in the past.

        Under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include a report by our management on the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010. This report must contain an assessment by management of the effectiveness of our internal control over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal control over financial reporting is effective. Our annual report for the fiscal year ending December 31, 2010 must also contain a statement that our independent registered public accountants have issued an attestation report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting, the market's perception of our financial condition and the trading price of our stock may be adversely affected. Our inability to conclude that our internal control over financial reporting is effective would also adversely affect the results of the periodic management evaluations of our disclosure controls and procedures and internal control over financial reporting that will be required under the Sarbanes-Oxley Act of 2002.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

        We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives. In particular, we believe the loss of the services of Lawrence D. Stern, John M. Hanson, Mary J. Kuhn, Thomas J. Lynch, John R. Perkins, Joel E. Abelson, Stephen R. Petteway, John F. Gaither, Kari D. Heerdt, Daniel L. Menichella, James R. Engle and Bruce Nogales would significantly and negatively impact our business. We do not maintain "key person" insurance on any of our executive officers. We have employment contracts only with Messrs. Stern (through August 14, 2009), Hanson (through October 10, 2010) and Gaither (through September 5, 2010) and Ms. Heerdt (through April 1, 2010) and these expire on the dates indicated unless renewed. Our risk of key employee turnover may increase after the vesting of options in April 2010.

        Recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

        Federal cGMP regulations also require that the personnel we employ and hold responsible for the collection, processing, testing, storage or distribution of blood or blood components be adequate in number, educational background, training and experience, including professional training as necessary, or combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience, and adequate information concerning the application of relevant cGMP requirements for their individual responsibilities. Our failure to attract, retain, and motivate qualified personnel may result in a regulatory violation, affect product quality, require recall or market withdrawal of affected product, or a suspension or termination of our license to market our products, or any combination thereof.

A substantial portion of our revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on us.

        Our three largest customers accounted for approximately 35% of our net revenues for the three months ended March 31, 2009 and the year ended December 31, 2008. Similarly, our accounts receivable balances have also been concentrated with a small number of customers. Three customers accounted for approximately 31% and 34% of our accounts receivable, net, as of March 31, 2009 and December 31, 2008, respectively. In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, our business could be materially adversely affected. We cannot guarantee that these customers will continue purchasing our products at past volumes, or, in the event that any of them were to cease doing business with us, that we could replace such customer on substantially similar terms or at all. Therefore, the loss of one or more of these customers could have a material adverse effect on our net sales, gross profit and financial condition. Under certain market conditions, our customers' liquidity may worsen and they may demand longer payment terms, higher early payment discounts, volume rebates and other concessions which would have adverse financial consequences on us.

        Since the late 1980s we have been the "supplier of record" for the Canadian blood system. Under existing contracts, we are the largest supplier of plasma-derived products to the Canadian blood system operators, Canadian Blood Services and Hema Quebec. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to our manufacturing facility in Clayton, North Carolina for manufacture, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services is set at the beginning of the contract period, subject to adjustment for inflation. The U.S. dollar based contracts are terminable upon default, or the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service, our products or services becoming obsolete, or if we make certain nonrelated improvements and Canadian Blood Services or Hema Quebec do not accept the associated price increase. We were awarded new five year contracts in December 2007, which became effective April 1, 2008. The contracts may be extended for two one-year terms upon agreement of the parties. Under these contracts, we fractionate 100% of the Canadian plasma initially and a majority of the Canadian plasma throughout the contract period and supply a majority of the Canadian requirements for IGIV during the contract term as well. With respect to the fractionation of Canadian plasma, Canadian Blood Services has elected to pursue a dual-source strategy, with our share being reduced to 65% of Canadian Blood Services' plasma in 2009. Hema Quebec continues to pursue a sole-source strategy with us as the only fractionator of plasma collected by Hema Quebec. Overall in 2009, we expect to fractionate 70% of the plasma collected in Canada. We derive significant revenue and profits under these contracts, and a failure to maintain contracts with the Canadian blood system operators or any diminution in the volume or price under future contracts could have a material adverse effect on our financial results.

Potential business combinations could require significant management attention and prove difficult to integrate with our business.

        If we become aware of potential business combination candidates that are complementary to our business, including plasma suppliers, we may decide to combine with such businesses or acquire their equity or assets. We have acquired businesses or product lines in the past. For example, in April 2005, we acquired Precision Pharma Services, Inc., a contract fractionator located in Melville, New York, and in November 2006 and June 2007 we acquired groups of plasma collection centers in varying stages of development and assumed certain liabilities from IBR, a supplier of source plasma. We have since acquired additional plasma collection centers on a case by case basis and have the option to acquire additional collection centers from IBR. Business combinations generally may involve a number of difficulties and risks to our business, including:

  •
  failure to integrate management information systems, personnel, research and development, marketing, operations, sales and support;

  •
  potential loss of key current employees or employees of the acquired company;

  •
  disruption of our ongoing business and diversion of management's attention from other business concerns;

  •
  potential loss of the acquired company's customers;

  •
  failure to develop further the other company's technology successfully;

  •
  unanticipated costs and liabilities; and

  •
  other accounting and operational consequences.

        In addition, we may not realize the anticipated benefits from any business combination we may undertake in the future and any benefits we do realize may not justify the acquisition price. Any integration process would require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity. If we fail to successfully integrate other companies with which we may combine in the future, our business and financial results could be harmed.

Risks Related to Our Financial Position

We are substantially leveraged, which could result in the need for refinancing or new capital.

        As a result of our December 2006 debt recapitalization, we have in place credit facilities aggregating $1.355 billion in total borrowing availability. The credit facilities consist of:

  •
  a $700.0 million First Lien Term Loan Credit Agreement with Morgan Stanley Senior Funding, Inc. (First Lien Term Loan) due December 6, 2013;

  •
  a $330.0 million Second Lien Term Loan Credit Agreement with Morgan Stanley Senior Funding, Inc. (Second Lien Term Loan) due December 6, 2014; and

  •
  a $325.0 million Revolving Credit Agreement with Wachovia Bank N.A. (Revolving Credit Agreement) due December 6, 2011.

        As a result of our entry into these credit facilities, we are highly leveraged and have significant outstanding indebtedness and debt service requirements, both in absolute terms and in relation to stockholders' deficit. At March 31, 2009, we had total outstanding indebtedness of approximately $1.18 billion and a stockholders' deficit of approximately $(272.8) million. Although we expect to use $                         million of the net proceeds to us from this offering to repay debt outstanding under the First Lien Term Loan and $                         million of the net proceeds to repay debt outstanding under the Second Lien Term Loan, we will continue to be significantly leveraged after this offering with indebtedness of approximately $                        .

        The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under our Revolving Credit Agreement were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, to repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and to pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which was converted into

900,000 shares of Series A convertible preferred stock at the holder's election. Further, we used the proceeds from our First and Second Lien Term Loans and our Revolving Credit Agreement to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $34.2 million to eligible employees and Board of Director members, and fund an irrevocable trust for $23.0 million for future payments under this special recognition bonus.

        Our ability to make payments on our indebtedness and to fund planned capital expenditures, will depend on our ability to generate cash in the future. Our ability to generate cash in the future will be subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        There can be no assurance that our business will generate sufficient cash flows from operations or that we will have future borrowings available under our Revolving Credit Agreement in amounts sufficient to enable us to pay our indebtedness or to fund other liquidity needs. We may need to raise additional funds through the sale of additional equity securities, the refinancing of all or part of our indebtedness on or before the maturity thereof, or the sale of assets. Each of these alternatives is dependent upon financial, business and other general economic factors affecting the equity and credit markets generally or our business in particular, many of which are beyond our control, and we can make no assurances that any such alternatives would be available to us, if at all, on satisfactory terms. While we believe that consolidated cash flow generated by our operations will provide adequate sources of long-term liquidity, a significant drop in operating cash flow resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing or new capital.

As a result of our high leverage, we are subject to operating and financial restrictions that could adversely impact our activities and operations.

        Our leveraged position may limit our ability to obtain additional financing in the future on terms and subject to conditions deemed acceptable by our management, and the agreements governing our debt impose significant operating and financial restrictions on us. The most significant restrictions relate to our capital expenditures, debt incurrence, investments, sales of assets and cash distributions. The failure to comply with any of these restrictions could result in an event of default under the various operative documents, giving our lenders the ability to accelerate the repayment of our obligations.

        As a result, our leveraged position could have important consequences to our stockholders. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  subject us to covenants that limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  limit our ability to obtain additional financing to fund future acquisitions of key assets;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  impede our ability to obtain the necessary approvals to operate our business in compliance with the numerous laws and regulations to which we are subject;

  •
  place us at a competitive disadvantage relative to our competitors that have less debt outstanding; and

  •
  limit our ability to borrow additional funds, among other things, under the financial and other restrictive covenants in our indebtedness.

        These credit facilities require compliance with financial covenants. As of the date of this prospectus, we believe we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Our failure to generate sufficient adjusted EBITDA or cash flow could result in potential non-compliance with these covenants and adverse financial consequences.

Our business requires substantial capital and operating expenditures to operate and grow.

        We plan on spending substantial sums in capital and operating expense over the next five years to obtain FDA approval for new indications for existing products, to enhance the facilities in which and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to strengthen our plasma collection system and to develop innovative product additions. We face a number of obstacles to successfully converting these efforts into profitable products including but not limited to the successful development of a experimental product for use in clinical trials, the design of clinical study protocols acceptable to FDA, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, FDA approval of our product or process and our ability to successfully market an approved product with our new process or new indication.

        We expect our capital expenditures over the next five years to be substantially higher than they have been in the past. Although some of that anticipated capital spending will be necessary to support our future volume growth, new product introductions and strategic initiatives, a significant amount of incremental capital over historic capital spending rates will be required in order to ensure ongoing compliance with cGMP and regulatory requirements. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects including, among other things, the design and construction of a new, higher-capacity fractionation facility, which we currently estimate will cost approximately $280 million; construction of a new multi-purpose facility for Plasmin and Koate, which we currently estimate will cost in excess of $100 million; the expansion of albumin capacity, which we currently estimate will cost around $40 million; and projects to support continued new product development among others. On an ongoing basis, we expect to evaluate means to moderate our capital spending, including implementing projects in phases, exploring government subsidies, exploring strategic partnerships, and the like. However, the planned level of capital spending would significantly exceed our current capital expenditure covenants under our credit facilities. Consequently, we will need to amend our capital expenditure covenants, refinance or curtail our level of planned investment. If we are unable to fund some or all of these activities, we may face unscheduled plant shut-downs, unfavorable regulatory inspections, limited growth and/or unbalanced production. A lack of research and development funds could result in a failure to identify, produce and market new products and respond to competitors' product offerings.

Risks Related to Our Common Stock and This Offering

Talecris Holdings, LLC and its affiliated entities will continue to have control over us after this offering and could delay or prevent a change in corporate control.

        We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Upon the consummation of this offering, Talecris Holdings, LLC will own approximately            % of our shares of common stock (assuming the underwriters do not exercise their option to purchase additional shares). As long as Talecris Holdings, LLC owns or controls at least a majority of our outstanding voting power, it has the ability to delay or prevent a change in control of us that may be favored by other stockholders and may otherwise exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

  •
  the election and removal of directors and the size of our board;

  •
  any amendment of our certificate of incorporation or bylaws;

  •
  the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

  •
  the defeat of any non-negotiated takeover attempt that might otherwise benefit our other stockholders.

        These approvals can generally occur without a meeting, without notice and without a vote.

A majority of our board of directors will not be considered "independent" under the rules of The Nasdaq Stock Market, Inc.

        Talecris Holdings, LLC will own a majority of our common stock following the completion of this offering. As a result, we will certify that we are a "Controlled Company" under Nasdaq's rules and we intend to rely on the "Controlled Company" exception to the board of directors and committee composition requirements under Nasdaq's rules. Under this exception, we will be exempt from the rule that requires that (i) our board of directors be comprised of a majority of "independent directors"; (ii) our compensation committee be comprised solely of "independent directors"; and (iii) our nominating committee be comprised solely of "independent directors," as these terms are defined under Nasdaq's rules. Immediately following this offering, we expect that three of our directors will be "independent."

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

        Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions:

  •
  establish a classified board of directors such that not all members of the board are elected at one time;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or any person who is an express assignee or designee of Talecris Holdings, LLC's rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, allow the authorized number of our directors to be changed only by the affirmative vote of two-thirds of our shares of capital stock or by resolution of our board of directors;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC's rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, limit the manner in which stockholders can remove directors from the board;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates, or any express assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

  •
  upon such date that Talecris Holdings, LLC, its Affiliates, or any express assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

  •
  impose a "fair price" requirement that prohibits an acquiror attempting to effect a takeover of our company from utilizing a two tier price structure as part of a two stage acquisition of our outstanding stock;

  •
  limit who may call stockholder meetings; and

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquiror, effectively preventing acquisitions that have not been approved by our board of directors.

        For example, our certificate of incorporation authorizes the board of directors to issue up to 40,000,010 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent, or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stock holders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $                        per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $                        per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our stock but will own only approximately            % of our common stock outstanding after this offering. See "Dilution" for more detail.

We cannot guarantee that an active trading market for our common stock will develop, which will limit your ability to sell shares.

        There is currently no existing public market for our common stock. We have applied to have our common stock quoted on the Nasdaq Global Market under the symbol "TLCR" and, if approved, expect that such quotation will commence at the same time that the registration statement that contains this prospectus becomes effective. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, the presence of which is dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. Accordingly, we cannot guarantee that an active and liquid trading market for our common stock will develop or that, if developed, it will continue. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of our common stock.

Our quarterly results of operations may fluctuate and this fluctuation may cause our stock price to decline, resulting in losses to our investors.

        Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. A number of factors, many of which are not within our control, could cause our operating results and stock price to fluctuate, including:

  •
  contamination of products or material that does not meet specifications in production or final product which could result in recalls, write-offs and other costs;

  •
  costs of procuring plasma, which constitutes approximately half of our cost of goods sold;

  •
  our development and FDA and regulatory approvals of plasma centers;

  •
  changes or anticipated changes in government and private payor reimbursement rates applicable to our products;

  •
  introduction of competing products or the announcement by our competitors of their plans to do so;

  •
  variations in product demand or price;

  •
  regulatory developments in the United States and elsewhere;

  •
  the departure of key personnel;

  •
  the results of ongoing and planned clinical trials of our pipeline products;

  •
  interest rate fluctuations impacting our floating rate debt instruments and foreign currency exchange rate fluctuations in the international markets in which we operate;

  •
  the results of regulatory reviews relating to the approval of our pipeline products; and

  •
  general and industry-specific economic conditions that may affect our research and development expenditures or otherwise affect our operations.

        If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may rapidly decline, resulting in losses to our investors.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market has at times experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  disruptions in, or shortages of, our plasma supply;

  •
  disruption of product supply, product availability, or product recalls;

  •
  results of clinical trials of our product candidates or those of our competitors;

  •
  new therapeutic technologies that may replace plasma-derived proteins;

  •
  regulatory or legal developments in the United States and other countries;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  healthcare reform legislation or other changes in the structure of healthcare payment systems;

  •
  pricing fluctuations due to changing market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts' reports or recommendations;

  •
  general economic, industry and market conditions; and

  •
  other factors described in this "Risk Factors" section.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                 shares of common stock based on the number of shares outstanding as of                , 2009. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares,                shares will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the "Shares Eligible for Future Sale" section of this prospectus. Moreover, after this offering, holders of an aggregate of                shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriters" section of this prospectus. Of the amount of restricted shares not subject to registration as discussed above we expect                shares may be eligible for resale pursuant to Rule 144 under the Securities Act within 180 days of the expiration of the lock-up agreement (subject to compliance with applicable volume restrictions and limitations on manner of sale).

We do not anticipate paying dividends in the foreseeable future.

        Although we declared a $73.2 million dividend to our stockholders on December 30, 2005 and a $760.0 million dividend to our stockholders on December 6, 2006, we currently anticipate that we will retain all funds for use in the operation of our business, and we do not anticipate paying any further cash dividends on our common stock for the foreseeable future. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market. We cannot guarantee that our common stock will appreciate in value. See the discussion contained elsewhere in this prospectus under the heading "Dividend Policy."

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus, regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "would," "expects," "intends," "believes," "anticipates," "plans," "predicts," "estimates," "projects," "targets," "forecasts," "seeks," or the negative of such terms or other variations on such terms or comparable terminology. The forward-looking statements that we make are based upon assumptions about many important risk factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially are the following:

  •
  our ability to procure adequate quantities of plasma and other materials which are acceptable for use in our manufacturing processes from our own plasma collection centers or from third-party vendors;

  •
  the timing of, and our ability to receive and maintain, the appropriate regulatory licenses for our plasma collection centers, which impacts our ability to use the source plasma in our manufacturing processes;

  •
  our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates through our research and development activities;

  •
  the timing of, and our ability to, obtain and/or maintain regulatory approvals for new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

  •
  unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;

  •
  our and our suppliers' ability to adhere to cGMP;

  •
  our ability to manufacture at appropriate scale to meet the market's demand for our products;

  •
  possible U.S. legislation or regulatory action affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid and Medicare;

  •
  legislation or regulations in markets outside of the U.S. affecting product pricing, reimbursement, access, or distribution channels;

  •
  availability and cost of financing opportunities;

  •
  the impact of geographic and product mix on our sales and gross profit;

  •
  the impact of competitive products and pricing;

  •
  fluctuations in the balance between supply and demand with respect to the market for plasma-derived products;

  •
  interest rate fluctuations impacting our floating rate debt instruments and foreign currency exchange rate fluctuations in the international markets in which we operate; and

  •
  other factors identified elsewhere in this prospectus.

        No assurances can be provided as to any future financial results. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. Unless legally required, we do not undertake to update or revise any forward-looking statements, even if events make it clear that any projected results, expressed or implied, will not be realized.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of            shares of common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

        Based on March 31, 2009 amounts, we intend to use the net proceeds we receive from this offering as follows:

  •
  $             million and $             million for the repayment of principal and interest under our First and Second Lien Term Loans, respectively;

  •
  $28.0 million and $9.3 million for the payment of earned and unpaid dividends on our then outstanding Series A and B convertible preferred stock, respectively, which is held by Talecris Holdings, LLC, an entity owned by (i) Cerberus-Plasma Holdings LLC and (ii) limited partnerships affiliated with Ampersand Ventures;

  •
  $36.0 million for the payment of an IPO Fee relating to the termination of the then outstanding management agreement with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures; and

  •
  the balance, if any, to fund working capital, capital expenditures and other general corporate purposes, which may include the acquisition or licensing of complementary technologies, products or businesses.

        This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. Our management will retain broad discretion over the allocation of any net proceeds used for capital expenditures or other general corporate purposes. While we continually evaluate potentially material acquisitions of businesses, assets and products and new licenses of technologies, we have no current agreements or commitments for any such material acquisitions or new licenses.

        Pending use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

        The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under our Revolving Credit Agreement, all entered into on December 6, 2006, were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which was converted into 900,000 shares of Series A convertible preferred stock at the holder's election. Further, we used the proceeds from our First and Second Lien Term Loans and our Revolving Credit Agreement to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $34.2 million to eligible employees and board of director members, and fund an irrevocable trust for $23.0 million for future payments under this special recognition bonus.

        The First and Second Lien Term loans bear interest based upon either the Alternate Base Rate (ABR) or London Interbank Offered Rate (LIBOR), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The First Lien Term Loan accrues interest at ABR plus 2.25% or LIBOR plus 3.50% and matures on December 6, 2013 and the Second Lien Term Loan accrues interest at ABR plus 5.25% or LIBOR plus 6.50% and matures on December 6, 2014. For the three months ended March 31, 2009, the weighted average interest rates on borrowings under our First and Second Lien Term Loans were 5.24% and 8.28%, respectively. At March 31, 2009, the interest rates on borrowings under our First and Second Lien Term Loans were 4.74% and 7.74%, respectively.

 DIVIDEND POLICY

        The payment of dividends is within the discretion of our board of directors and will depend upon our earnings, capital requirements and operating and financial position, among other factors. We declared a $73.2 million dividend to our stockholders on December 30, 2005 and a $760.0 million dividend to our stockholders on December 6, 2006. We expect to retain all of our earnings to finance the expansion and development of our business, and we currently have no plans to pay cash dividends to our stockholders after this offering. Our senior credit facility limits, and our future debt agreements may restrict, our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Credit and Contractual and Commercial Commitments" and "Description of Certain Indebtedness."

 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2009:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all of the outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering and the reclassification of the preferred stock to permanent equity in stockholders' deficit and the cancellation of the embedded put/call feature on issued and outstanding common stock; and

  •
  on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (ii) the use of proceeds from this offering to repay $             million of principal and interest under our First and Second Lien Term Loans, the payment of $28.0 million and $9.3 million of earned and unpaid dividends on our then outstanding Series A and B convertible preferred stock, respectively, and the payment of $36.0 million as an IPO Fee related to the termination of our management agreement with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures.

        The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related footnotes appearing at the end of this prospectus.

	As of March 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except shares)
Short-term debt:
Current portion of long-term debt and capital lease obligations	$7,608	$7,608
Long-term debt:
First Lien Term Loan	677,250	677,250
Second Lien Term Loan	330,000	330,000
Revolving Credit Facility	161,061	161,061
Capital lease obligations	9,384	9,384

Total debt and capital lease obligations	1,185,303	1,185,303

Redeemable series A and B senior convertible preferred stock, par value $0.01 per share; 40,000,010 shares authorized; 1,192,310 shares issued and outstanding on an actual basis	110,535	—
Obligations under common stock put/call option	28,794	—
Stockholders' deficit:
Common stock; par value $0.01 per share; 400,000,000 shares authorized; 329,506 shares issued and outstanding on an actual basis, 11,060,296 shares on a pro forma basis and shares on a pro forma as adjusted basis	—	111
Additional paid-in capital(1)	55,955	195,173
Accumulated other comprehensive loss	(21,861)	(21,861)
Accumulated deficit	(306,900)	(306,900)

Total stockholders' deficit(1)	(272,806)	(133,477)

Total capitalization(1)	$1,051,826	$1,051,826

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of additional paid-in capital, total stockholders' deficit and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

        The table above does not include:

  •
  1,786,726 shares of common stock issuable upon exercise of options outstanding as of March 31, 2009 at a weighted average exercise price of $55.79 per share; and

  •
  an aggregate of 283,768 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

 DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

        The historical net tangible book value of our common stock as of March 31, 2009 was approximately $(287.7) million or $(873.02) per share, based on 329,506 shares of common stock outstanding as of March 31, 2009. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock issued and outstanding.

        Our pro forma net tangible book value as of March 31, 2009 was approximately $(287.7) million, or $(26.01) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering.

        After giving effect to our issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, less the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of March 31, 2009 would have been approximately $             million or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and immediate dilution in pro forma net tangible book value of $            per share to new investors purchasing common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share:	$
Historical net tangible book value per share as of March 31, 2009		$(873.02)

Increase attributable to the conversion of outstanding preferred stock

Pro forma net tangible book value per share as of March 31, 2009
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value after the offering by approximately $             million, our pro forma net tangible book value per share after this offering by approximately $            and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

        The following table summarizes as of March 31, 2009 the number of shares purchased from us after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of common stock upon the closing of this offering, the total consideration paid and the average price per share paid, or to be paid, to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price

range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders
New investors
Total

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the total consideration paid by new investors by $             million, and increase (decrease) the percentage of total consideration paid by new investors by approximately    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The table above is based on 11,060,296 shares of common stock outstanding as of March 31, 2009, including an aggregate of 120,318 unvested shares outstanding under the 2006 Restricted Stock Plan and an additional 10,730,790 shares of common stock issuable upon the conversion of all of the outstanding shares of our preferred stock prior the closing of this offering and excludes:

  •
  1,786,726 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2009 at a weighted average exercise price of $55.79 per share; and

  •
  an aggregate of 283,768 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan and our 2006 Restricted Stock Plan as of the closing of this offering.

        If the underwriters exercise their option to purchase additional shares or if any shares are issued in connection with outstanding options you will experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the following will occur:

  •
  the percentage of shares of common stock held by existing stockholders will decrease to approximately    % of the total number of shares of our common stock outstanding after this offering; and

  •
  the pro forma as adjusted number of shares held by new investors will be increased to            , or approximately     %, of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

 SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        The following is a summary of our historical consolidated financial data and the combined financial data for Bayer Plasma, our business predecessor, for the periods ended and at the dates indicated below. You should read this information together with our consolidated financial statements and the related footnotes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        We derived the historical consolidated financial data for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 from our audited consolidated financial statements, which are included elsewhere in this prospectus. The historical consolidated financial data for the period from inception through December 31, 2005 and as of December 31, 2006 and 2005 were derived from our audited consolidated financial statements, which are not included in this prospectus. The historical combined financial data of our Predecessor for the year ended December 31, 2004 and for the three months ended March 31, 2005 and as of December 31, 2004 and March 31, 2005 were derived from our Predecessor's audited historical combined financial statements, which are not included in this prospectus.

        The unaudited interim consolidated financial data for the three months ended March 31, 2009 and 2008 and as of March 31, 2009 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim consolidated financial data as of March 31, 2008 has been derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary for a fair presentation of our financial position and results of operations. Operating results for the three months ended March 31, 2009 are not necessarily indicative of results that may be expected for the year ending December 31, 2009.

        The combined financial statements of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As Predecessor, we participated in Bayer's centralized cash management system and our net cash funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds. The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        We believe that the comparability of our financial results between periods presented in the Selected Financial Data table below is significantly impacted by the following items, which are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability".

  •
  Costs associated with our terminated merger with CSL;

  •
  Costs associated with the development and vertical integration of our plasma collection platform;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a plasma collection center cGMP issue;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a customer dispute settlement regarding intermediate material;

  •
  Costs associated with transition-related activities to establish an independent company apart from Bayer;

  •
  Costs associated with unplanned plant maintenance;

  •
  Impairment and subsequent recovery related to a Gamunex IGIV production incident that occured just prior to the closing of our transaction with Bayer;

  •
  Management fees payable to related parties, which fees will cease upon consummation of this offering;

  •
  Capital structure changes;

  •
  Costs associated with share-based compensation awards and special recognition bonuses;

  •
  Non-operating income and fees related to a litigation settlement with Baxter;

  •
  Tax benefit due to the release of our deferred tax asset valuation allowance;

  •
  Acquisition of Bayer Plasma net assets and related purchase accounting; and

  •
  Distribution and transition services agreements with Bayer affiliates.

 Selected Financial Data

	Predecessor		Successor
							Three Months Ended March 31,
		Three Months Ended March 31, 2005		Years Ended December 31,
			Inception Through December 31, 2005
	Year Ended December 31, 2004
				2006	2007	2008	2008	2009
	(in thousands, except per share amounts)
Income (Loss) Statement Data:
Net revenue:
Product net revenue	$846,500	$245,500	$654,939	$1,114,489	$1,196,686	$1,334,550	$296,669	$364,863
Other	—	—	13,039	14,230	21,823	39,742	8,534	6,932

Total net revenue	846,500	245,500	667,978	1,128,719	1,218,509	1,374,292	305,203	371,795
Cost of goods sold	661,500	209,700	561,111	684,750	788,152	882,157	206,720	209,201

Gross profit	185,000	35,800	106,867	443,969	430,357	492,135	98,483	162,594
Operating expenses:
SG&A	102,200	27,500	89,205	241,448	189,387	227,524	44,504	72,422
R&D	59,000	14,800	37,149	66,801	61,336	66,006	13,103	16,541

Total operating expenses	161,200	42,300	126,354	308,249	250,723	293,530	57,607	88,963

Income (loss) from operations	23,800	(6,500)	(19,487)	135,720	179,634	198,605	40,876	73,631
Other non-operating (expense) income:
Interest expense, net	—	—	(21,224)	(40,867)	(110,236)	(97,040)	(24,763)	(21,345)
Equity in earnings of affiliate	—	—	197	684	436	426	87	89
Loss on extinguishment of debt	—	—	—	(8,924)	—	—	—	—
Litigation settlement	—	—	—	—	12,937	—	90	—
Other	—	—	—	—	—	400	—	—

Income (loss) before income taxes and extraordinary items	23,800	(6,500)	(40,514)	86,613	82,771	102,391	16,290	52,375
(Provision) benefit for income taxes	(18,500)	(5,100)	(2,251)	(2,222)	40,794	(36,594)	(6,725)	(18,940)

Income (loss) before extraordinary items	5,300	(11,600)	(42,765)	84,391	123,565	65,797	9,565	33,435
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	—	252,303	(306)	—	—	—	—
Gain from settlement of contingent consideration due Bayer	—	—	13,200	3,300	—	—	—	—

Net income (loss)	$5,300	$(11,600)	$222,738	$87,385	$123,565	$65,797	$9,565	$33,435

Income (loss) before extraordinary items per common share:
Basic	$5.30	$(11.60)	$(120.75)	$(958.67)	$524.63	$312.11	$26.80	$200.69
Diluted	$5.30	$(11.60)	$(120.75)	$(958.67)	$10.89	$5.65	$0.83	$2.87
Cash dividends declared per common share:
Basic	—	—	$66.96	$1,070.53	—	—	—	—
Diluted	—	—	$66.96	$68.87	—	—	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	—	—	$10,887	$11,042	$73,467	$16,979	$50,163	$12,599
Total assets	$1,115,200	$1,040,800	$705,249	$903,474	$1,142,322	$1,307,399	$1,162,819	$1,299,806
Long-term debt	—	—	$250,366	$1,102,920	$1,129,037	$1,188,941	$1,116,184	$1,168,311
Redeemable preferred stock	—	—	$20,631	$110,535	$110,535	$110,535	$110,535	$110,535
Total stockholders' equity (deficit)/parent's net investment	$987,000	$943,600	$152,835	$(528,980)	$(390,757)	$(316,725)	$(387,360)	$(272,806)
Other Financial Data and Ratios (unaudited):
Liters of plasma processed	3,016	905	2,493	2,983	2,650	3,240	820	910
Gross profit margin	21.9%	14.6%	16.0%	39.3%	35.3%	35.8%	32.3%	43.7%

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related footnotes appearing at the end of this prospectus. This discussion and analysis contains forward looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward looking statements contained in the following discussion and analysis. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

        All tabular disclosures of dollar amounts are presented in thousands. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

        Unless otherwise stated or the context otherwise requires, references to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. and its wholly owned subsidiaries.

Business Overview

        We are a biopharmaceutical company that develops, produces, markets and distributes protein-based therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies (PI), chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. We are one of the largest producers and marketers in our industry. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers, or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into vials for distribution. We also sell the fractionated intermediate materials. Our manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. Purification, filling and finishing capacities are dependent on fraction mix.

        We operate in an industry that has experienced volume demand growth for plasma-derived therapies, both in the United States and worldwide, for more than twenty years, as well as industry consolidation. We believe worldwide unit volume demand for plasma-derived products will grow over the long-term at a compound annual rate of approximately 6% to 8%.

        As more fully discussed under "Business—Talecris Plasma Resources," we have devoted significant resources to the internal development of our plasma collection center platform, which has included organic growth, the acquisition of additional plasma collection centers from International BioResources, L.L.C. and affiliated entities (IBR), and third-party center development agreements, primarily with IBR, under which we provide financing for the development of plasma collection centers that are dedicated to our plasma collection, and which we have the option to purchase under certain circumstances. As of June 30, 2009, our plasma collection center platform, including those operated for us by IBR, consisted of 73 operating centers, of which 64 centers were licensed. These centers collected approximately 62% of our plasma during the first quarter of 2009 and our plan is for our plasma collection center network to provide approximately 90% of our current plasma requirements once it matures during the next five years. The table below summarizes the status of our centers as of June 30, 2009:

Center Type	Licensed	Unlicensed	Total
Talecris Plasma Resources, Inc. (TPR)	60	8	68
IBR	4	1	5

Total	64	9	73

        The successful completion of our plasma collection center network depends on a number of factors, including our ability to obtain center licensure by the FDA and foreign regulatory authorities, which is required before we release collected plasma into our manufacturing process.

        We have experienced higher costs of production as a result of higher costs of raw materials, particularly plasma, due to limited third-party supply and the development and remediation of our internal plasma collection platform. The development of TPR has also resulted in excess period costs charged directly to cost of goods. These excess period costs reflect the under-absorption resulting from lower plasma collections at newly opened centers as they scale operations and the larger TPR infrastructure necessary to support the development of our plasma collection platform. We have reduced and plan to continue to reduce both the collection cost per liter and the amount of excess period costs charged directly to cost of goods sold as TPR matures. Decreasing collection costs of our raw plasma and the planned reduction of excess period costs combined with leveraging our manufacturing facilities as a result of higher volumes have contributed and will continue to contribute to improving gross profit margins.

        Our success with the development of our plasma collection platform and our new plasma supply agreement with CSL Plasma, Inc., a subsidiary of CSL Limited (CSL), a major competitor, have provided increasing levels of liters fractionated which has yielded additional volume of plasma-derived therapies as well as operational efficiencies. Although in the near term we plan to continue to increase the volume of liters fractionated and the production of our plasma-derived therapies, particularly Gamunex IGIV, we will continue to encounter manufacturing capacity constraints for certain products. Consequently, as we increase our production of Gamunex IGIV, we expect to be less efficient in the utilization of each incremental liter fractionated which will negatively impact gross profit margins. Our planned capital program for new plasma fractionation capacity as well as projects to increase capacities will result in higher project expense and, ultimately, higher depreciation costs, that will also increase our cost of goods sold. We currently have purification capacity constraints related to the production of plasma-derived Factor VIII as well as albumin. Additionally, we anticipate that our plasma fractionation will reach capacity in approximately 2011. Our planned capital program includes projects to increase these capacities.

        As a result of our past and ongoing investment in research and development, we believe that we are positioned to continue as an industry leader in the plasma-derived therapies business. Near term, our focus is on life cycle management initiatives to extend the commercial life of our products and brands. Prolastin Alpha-1 MP, our next generation A1PI offering, will be a higher-yielding version of our current industry-leading product, with higher concentration. Our revenue will not benefit from the yield improvement in the near-term until such time as our efforts to identify new patients and grow share allows for the utilization of additional capacity.

Subsequent Event

Definitive Merger Agreement with CSL

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. In May 2009, the U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a cash break up fee of $75.0 million, which will be included in non-operating income in our financial results for the six months ended June 30, 2009. The Federal Trade Commission's complaints were both subsequently dismissed.

Principal Products

        The majority of our sales are concentrated in the therapeutic areas of: Immunology/Neurology, primarily through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products, Gamunex brand IGIV (Gamunex or Gamunex IGIV) and Prolastin brand A1PI (Prolastin or Prolastin A1PI), respectively. Sales of Gamunex and Prolastin together comprised 75.3% and 72.3% of our net revenue for the three months ended March 31, 2009 and the year ended December 31, 2008, respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B and Rh factor control during pregnancy and at birth. In addition, we provide plasma- derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales were concentrated in the United States and Canada during the periods presented.

        Our Gamunex IGIV is produced with a viral inactivation process that uses a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products. We believe this technology differentiates our IGIV product from our competitors. Our Gamunex IGIV was launched in 2003 as the next generation therapy to our Gamimune brand IGIV (Gamimune or Gamimune IGIV) which utilized a solvent detergent process for viral inactivation. We discontinued manufacturing and selling Gamimune IGIV in 2006.

        Our Prolastin A1PI was the first A1PI product licensed and, consequently, has benefited from a first-mover advantage in the industry. In 2003, two competitors launched competing A1PI products in the U.S., the primary geographic area for such therapies. This has resulted in a loss of share and has increased competition for new patients. In addition, we experience A1PI patient losses due to the nature of the disease. New A1PI patient identification, as well as reimbursement approval in Europe, are important elements in growing our Prolastin A1PI franchise. We have filed a supplemental Biologics License Application (sBLA) with the FDA and a supplemental New Drug Submission (sNDS) with Health Canada related to our next generation Prolastin Alpha-1 MP A1PI product, which has demonstrated improved yield and higher concentration. We expect a post-approval clinical trial will be required as a condition for approval.

        Our products are subject to competition from plasma-derived and recombinant entrants as well as from products developed with other technologies. A transgenic form of anti-thrombate, launched in May 2009, competes with our plasma-derived Thrombate III Antithrombin III (human), which accounted for approximately $21 million of our net revenue for the year ended December 31, 2008.

Research and Development Expenses

        Research and development expenses (R&D) include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of research and development equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred. At March 31, 2009, we had 263 scientists and support staff engaged in research and development activities and for the three months ended March 31, 2009, our research and development expense totaled $16.5 million.

        Before obtaining regulatory approval for the sale of our product candidates, we must conduct extensive preclinical testing to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Similar trials are required prior to marketing existing products for new indicated uses. Preclinical and clinical testing are expensive, difficult to design and implement, can take many years to complete and are uncertain as to the outcome. A failure of one or more of our clinical trials can occur in any stage of testing. We may experience events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialization of our product candidates or cause higher than expected expenses, many of which are beyond our control. There are many factors that could delay or prevent regulatory approval or commercialization of our product candidates. We have included these risk factors elsewhere in this prospectus in the section titled "Risk Factors—Risks Related to Our Business—We may not be able to commercialize products in development."

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if clinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling to commercial production. Additionally, if produced, the product may not achieve an adequate level of acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control. Additionally, even once approved, we may need to conduct post-marketing clinical trials, the failure of which may result in loss of acceptance.

        Our overall R&D activities encompass (a) core R&D spending for compliance and regulatory support of our products, product licensing in territories we sell or wish to sell our products, scientific communications, and overall R&D administration; (b) life cycle management of our existing products primarily focused on new product administration options or qualifying existing products for applications related to a new indication; and (c) development of new therapeutic proteins or existing proteins for new applications. We expect overall R&D spending to increase in subsequent periods due to life cycle management, new product projects and licensure of technology or products. Our major R&D life cycle management projects include Prolastin Alpha-1 MP (higher-yielding and more concentrated successor product of Prolastin) and Prolastin Alpha-1 aerosol (new device/formulation for the direct application of Prolastin to the lung). Our primary new projects are related to plasma-derived and recombinant forms of Plasmin. The following table summarizes expenditures related to these major projects:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Gamunex IGIV CIDP (approved)	$50	$300	$600	$1,100	$3,000
Prolastin Alpha-1MP (sBLA and sNDS submitted)	$600	$1,400	$3,900	$6,500	$9,600
Prolastin Alpha-1 Aerosol	$2,400	$700	$6,100	$5,700	$3,800
IGIV subcutaneous administration (sBLA submitted)	$350	$200	$3,300	$5,700	$3,800
Plasmin and recombinant Plasmin	$4,700	$3,100	$18,500	$13,200	$11,100

        We have submitted our sBLA and sNDS to the FDA and Health Canada, for approval of Prolastin Alpha-1 MP in the U.S. and Canada, respectively. Plasma-derived Plasmin is in Phase I/II clinical trials. In 2009, we submitted a sBLA to the FDA for subcutaneous route of administration for Gamunex for the treatment of primary immune deficiency. The risks and uncertainties associated with failing to complete development on schedule and the consequences to operations, financial position and liquidity if a project is not completed timely are not expected to be material. We may reallocate our spending between product life cycle development and new product development as opportunities are assessed. We are unable to estimate the nature, timing or costs to complete, if ever, of our projects due to the numerous risks and uncertainties associated with developing therapeutic protein products. These risks and uncertainties include those discussed in the "Risk Factors" of this prospectus and in the paragraphs above.

Subsidiaries

        In April 2006, Talecris Biotherapeutics, Ltd. (Talecris, Ltd.) commenced operations in Canada and in December 2006, Talecris Biotherapeutics GmbH (Talecris, GmbH) commenced operations in Germany, to support our international sales and marketing activities; replacing certain functions which were previously provided to us by Bayer affiliates under various transition and distribution services agreements.

        In September 2006, we formed TPR to create a platform to vertically integrate our plasma supply chain in order to ensure a predictable and sustainable supply of plasma. In November 2006, we acquired plasma collection centers in various stages of development from IBR through an asset purchase agreement as the first step of our plasma supply chain vertical integration plans. We have since devoted significant resources on the internal development of our plasma collection center platform, which has included organic growth, acquisition of additional plasma collection centers, and third party center development agreements, primarily with IBR.

Basis of Presentation

        Our consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. The effects of business acquisitions have been included in our consolidated financial statements from their respective date of acquisition.

        The comparability of our financial results is impacted by significant events and transactions during the periods presented as discussed in the section titled, "—Matters Affecting Comparability."

Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies, estimates and assumptions is included in the footnotes to our consolidated financial statements appearing at the end of this prospectus. Our significant accounting policies, estimates and assumptions have not changed materially since the date of the consolidated financial statements.

        We believe that certain of our accounting policies are critical because they are the most important to the preparation of our consolidated financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We periodically review our critical accounting policies and estimates with the audit committee of our board of directors. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

Revenue Recognition

        Revenues from product sales and the related cost of goods sold are generally recognized when title and risk of loss are transferred to customers. Product revenue is generally recognized at the time of delivery. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition."

        Allowances against revenues for estimated discounts, rebates, administrative fees, chargebacks, and shelf-stock adjustments are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met. We generally do not offer incentives to customers.

        Under the terms of certain of our international distribution agreements, we have agreed to reimburse these distributors for their selling, general, and administrative expenses (SG&A). We have reflected these charges as a reduction of net revenue.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. To recognize a delivered item in a multiple element arrangement, Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," requires that the delivered items have value to the customer on a standalone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

Gross-to-Net Revenue Adjustments

        We offer rebates to managed healthcare organizations. We account for these rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of managed health care rebates attributable to each sale. We determine our estimate of the managed health care rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to managed health care rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by our distributors. Due to the overall low levels of inventory in the distribution channel, adjustments for actual experience have not been material.

        We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one to two quarter lag, any adjustments for actual experience has not been material as Medicaid rebates on our product sales under the state Medicaid programs represents only one half of one percent of gross product revenues.

        As of March 31, 2009, our allowance for managed health care and Medicaid rebates was $14.5 million. A hypothetical 10% change in payments made for managed health care and Medicaid rebates for the three months ended March 31, 2009 would not have a material impact to our consolidated results of operations.

        We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

        As of March 31, 2009, our allowance for chargebacks was $2.8 million. A hypothetical 10% change in credits issued for chargebacks for the three months ended March 31, 2009 would not have a material impact to our consolidated results of operations.

        Our sales terms generally provide for up to 2% prompt pay discount on domestic and international sales. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals at the time of the sale. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts. As these prompt pay discounts are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

        As of March 31, 2009, our allowance for cash discounts was $1.4 million. A hypothetical 10% change in credits issued for cash discounts for the three months ended March 31, 2009 would not have a material impact to our consolidated results of operations.

        Shelf-stock adjustments are credits issued to customers to reflect decreases in the selling prices of products. Agreements to provide this form of price protection are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current prices. Shelf-stock adjustments are based upon the amount of product that customers have remaining in their inventories at the time of a price reduction. The extent of any price reduction would be discretionary. Any amounts recorded for estimated price adjustments would be based upon the specific terms with customers, estimated declines in price, and estimates of inventory held by the customer. We have not experienced material shelf-stock adjustments during the periods presented as a result of the demand for plasma-derived products outpacing the supply due to constraints in our industry. As product supply and demand become more balanced, we could experience material shelf-stock adjustments in the future.

        We utilize information from external sources to estimate our significant gross-to-net revenue adjustments. Our estimates of inventory at wholesalers and distributors are based on written and oral information obtained from certain wholesalers and distributors with respect to their inventory levels and sell-through to customers. The inventory information received from wholesalers and distributors is a product of their record-keeping process. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which the third-party information is generated and the date on which we receive third-party information. We believe, based on our experience, that the information obtained from external sources provides a reasonable basis for our estimate.

        The following table summarizes our gross-to-net revenue presentation expressed in dollars and percentages:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Gross product revenue	$383,198	$307,245	$1,389,542	$1,251,879	$1,175,200
Chargebacks	(4,456)	(2,458)	(13,927)	(13,268)	(13,611)
Cash discounts	(4,579)	(2,856)	(15,147)	(12,918)	(11,539)
Rebates and other	(9,300)	(4,901)	(24,008)	(26,719)	(18,568)
SG&A reimbursements	—	(361)	(1,910)	(2,288)	(16,993)

Product net revenue	$364,863	$296,669	$1,334,550	$1,196,686	$1,114,489

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Gross product revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Chargebacks	(1.2)%	(0.8)%	(1.0)%	(1.1)%	(1.2)%
Cash discounts	(1.2)%	(0.9)%	(1.1)%	(1.0)%	(1.0)%
Rebates and other	(2.4)%	(1.6)%	(1.7)%	(2.1)%	(1.6)%
SG&A reimbursements	—	(0.1)%	(0.1)%	(0.2)%	(1.4)%

Product net revenue	95.2%	96.6%	96.1%	95.6%	94.8%

        The following table provides a summary of activity with respect to our allowances:

	Chargebacks	Cash Discounts	Rebates and Other	Total
Balance at December 31, 2005	$3,108	$934	$9,549	$13,591
Provision	13,611	11,539	18,568	43,718
Credits issued	(14,848)	(11,503)	(21,186)	(47,537)

Balance at December 31, 2006	1,871	970	6,931	9,772
Provision	13,268	12,918	26,719	52,905
Credits issued	(12,451)	(12,814)	(22,218)	(47,483)

Balance at December 31, 2007	2,688	1,074	11,432	15,194
Provision	13,927	15,147	24,008	53,082
Credits issued	(12,752)	(14,727)	(23,029)	(50,508)

Balance at December 31, 2008	3,863	1,494	12,411	17,768
Provision	4,456	4,579	9,300	18,335
Credits issued	(5,515)	(4,632)	(7,175)	(17,322)

Balance at March 31, 2009	$2,804	$1,441	$14,536	$18,781

Concentration of Credit Risk

        Our accounts receivable, net, include amounts due from pharmaceutical distributors and wholesalers, buying groups, physicians' offices, patients, and others. A loss of any one of these customers, or deterioration in their ability to make payments timely, could have a significant adverse affect on our operating results and our liquidity. The following table summarizes our accounts receivable, net, concentrations with customers that represented more than 10% of our accounts receivable, net:

		December 31,
	March 31, 2009
		2008	2007
Customer A	13.4%	15.0%	15.5%
Customer B	11.8%	14.0%	14.4%

        The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Customer A	14.0%	13.1%	12.8%	18.2%	17.4%
Customer B	12.8%	11.9%	12.0%	14.9%	12.5%
Customer C	—	11.9%	10.6%	10.5%	—
Customer D	—	—	—	—	11.0%
Customer E	—	—	—	—	16.4%

Income Taxes

        We record a valuation allowance, when appropriate, to reduce our deferred income tax assets to the amount that is more likely than not to be realized in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

        In accordance with FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of Financial Accounting Standards Board (FASB) Statement No. 109," we establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors.

        The Internal Revenue Service (IRS) recently completed the fieldwork related to the audit of our 2005, 2006, and 2007 consolidated Federal income tax returns. The audit will likely be finalized following review by the Joint Committee on Taxation. We do not believe that the outcome of this examination will have a material adverse impact on our consolidated financial condition or results of operations.

        Income tax expense is provided on an interim basis based upon our estimate of the annual effective income tax rate, adjusted each quarter for discrete items. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local income taxes, our ability to use tax credits and net operating loss carryforwards, and available tax planning alternatives.

Share-Based Compensation

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." We are required to value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests.

        The following is a summary of equity awards granted on the dates presented:

Grant Date	Equity Award	Number of Options or Shares Granted	Exercise Price	Fair Value per Common Share
December 6, 2006	Restricted stock	258,349	$—	$88.00
December 6, 2006	Unrestricted stock	45,000	$—	$88.00
December 6, 2006	Stock options	178,200	$88.00	$88.00
December 15, 2006	Stock options	2,821	$88.00	$88.00
February 13, 2007	Stock options	1,200	$88.00	$88.00
July 9, 2007	Stock options	56,525	$170.00	$170.00	(1)
July 25, 2007	Stock options	252,000	$170.00	$170.00
July 25, 2007	Restricted stock	93,300	$—	$170.00
August 10, 2007	Stock options	5,525	$170.00	$170.00	(1)
September 11, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 4, 2007	Stock options	7,250	$170.00	$170.00	(1)
October 10, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 29, 2007	Stock options	5,000	$170.00	$170.00	(1)
October 29, 2007	Restricted stock	2,000	$—	$170.00
April 1, 2008	Stock options	280,105	$88.00	$79.00
April 1, 2008	Restricted stock	2,300	$—	$79.00
April 21, 2008	Stock options	6,308	$79.00	$79.00
April 21, 2008	Restricted stock	3,040	$—	$79.00
March 27, 2009	Restricted stock	1,808	$—	$133.00
March 27, 2009	Stock options	3,924	$133.00	$133.00

(1)
Effective April 2008, the compensation committee of our board of directors amended the exercise price of these stock options, excluding forfeited options. See "Matters Affecting Comparability—Share-Based Compensation Awards" for details on the amendment of the exercise price.

        We determined the fair value per common share contemporaneously with each equity award.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the requisite service period. Given the absence of an active trading market for our common stock on the grant dates, the compensation committee, as designated by our board of directors, estimated the fair value of our common stock on each grant date using several factors. Numerous objective and subjective factors were used to determine the value of our common stock on each grant date, including: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) available market data, including observable market transactions, and valuations for comparable companies; (iv) the illiquid nature of our stock options and stock grants; and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date.

        In making the assessment of common stock fair value on each award date, our compensation committee considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. This assessment included a valuation of the company (or enterprise) at each grant date in support of equity compensation awards on or near those dates, as well as an evaluation of all information that was available at the time the grants occurred. The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method." Our board of directors concluded that the common stock per share fair value at November 2006 was $88.00, at June 2007 was $170.00, at April 2008 was $79.00, and at December 31, 2008 was $133.00. The valuation allocation method used provides different probability weights of various likely scenarios

(distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios after probability weighting the present values arrived at under each scenario in order to estimate the fair value of the common stock. Key drivers in the value of the enterprise are the market multiples of other public companies as well as our historical and projected earnings. The probability weighting and our long range plan are also key drivers of changes in our common stock value.

  •
  For stock options and restricted shares granted in December 2006, our board of directors determined our common stock per share fair value to be $88.00. The December 2006 stock option exercise price of $88.00 was deemed to be set at or above the common stock per share fair value. An additional option award in February 2007, as well as the setting of performance objectives in February 2007 related to our 2007 performance stock options were based on the same $88.00 common stock per share fair value as our board of directors concluded there had been no material change in our business to suggest a different per share common stock value.

  •
  Additional grants of stock options and restricted share awards were made to employees during July 2007 through October 2007, with a fair value as determined by our board of directors of $170.00 per common share.

  •
  Additional grants of stock options and restricted share awards in April 2008 as well as vesting of certain restricted share awards in April 2008 were based on a per share common stock value of $79.00 as of December 2007 as determined by our board of directors. The April 2008 stock option exercise prices were deemed to be set at or above the common stock per share fair value of $79.00, for which our board of directors concluded that there had been no material change in our business since December 2007 to suggest a different per share common stock value. The reduction in the fair value per common share from October 2007 to December 2007 resulted from changes in our business due primarily to the timing anticipated to successfully establish our TPR plasma collection platform, significant incremental costs associated with the plasma platform development, and a reduction in product sales volumes due to our plasma supply constraints.

  •
  Effective April 2008, the compensation committee of our board of directors amended the exercise price of the stock options awarded with an exercise price of $170.00, except those issued to our Chief Executive Officer (CEO). See "Matters Affecting Comparability—Share-Based Compensation Awards" for details on the amendment of the exercise price.

  •
  The vesting of restricted share awards in March 2009 was based on a per share common stock value of $133.00 as of December 31, 2008 as determined by our board of directors. The increase in the fair value per common share from December 2007 to December 2008 resulted from positive changes in our business, including favorable 2008 operating results compared to plan, the successful achievement of various strategic objectives related to our plasma collection center platform, our long range operating plan, as well as changes to the probability of achieving various liquidation events.

  •
  Additional grants of stock options and restricted share awards in March 2009 were based on a per share common stock value of $133.00 as of December 31, 2008 as determined by our board of directors. Our board of directors concluded that there had been no material changes in our business to suggest a different common stock value.

        We estimate the fair value of stock options using a Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on the grant dates; therefore, our application of the Black-Scholes pricing model incorporated historical volatility measures of similar public companies in accordance with SAB No. 107, "Share-Based Payment." A forfeiture rate based upon historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. Our valuation utilized a dividend yield of zero. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options on their grant dates. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

        The stock options that we granted to employees typically have service-based and performance-based components. Stock option grants to non-employee directors and restricted stock awards are service-based only. Service-based awards vest annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

        If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net income and net income per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock.

        At March 31, 2009, 1,786,726 stock options were outstanding, of which 1,297,084 stock options were vested and 426,642 and 63,000 stock options are expected to vest in 2010 and 2011, respectively, and 329,506 shares of common stock were outstanding, of which 209,188 shares were vested and 4,040, 92,953, and 23,325 shares of common stock are expected to vest in 2009, 2010, and 2011, respectively. We are evaluating various alternative share-based compensation programs for the post-offering period.

Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating the customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to SG&A in our consolidated income statements in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past. At March 31, 2009, our allowance for doubtful accounts receivable was $2.1 million.

Inventories

        Inventories consist primarily of raw material, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, computed at actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or estimated net realizable value. We establish inventory reserves through inventory impairment provision charges to cost of goods sold when conditions indicate that the selling price could be less than cost. These inventory impairment provisions establish a lower cost basis for the inventory.

        Our raw materials, particularly plasma, are susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma, by us or third-party suppliers, may require us to destroy some of our raw material. If the damaged plasma is not identified and discarded prior to the release of the plasma to our manufacturing process, it may be necessary to discard intermediate or finished products that are made from that plasma, resulting in a charge to cost of goods sold. In the event that we determine that plasma was not collected in a current Good Manufacturing Practices (cGMP) compliant fashion or that the collection center is unable to obtain FDA licensure, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. From time to time, we have experienced significant impairment charges to cost of goods sold related to raw plasma that was collected or stored in a manner not consistent with our standard operating procedures or cGMP, such as the $23.3 million charge we recorded during the first half of 2008 as discussed further in the section titled, "Matters Affecting Comparability—Plasma Center cGMP Issue."

        The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling, and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls, and quality assurance, our products can become non-releasable, or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our manufacturing procedures. Such an event of noncompliance would likely result in our determination that the product should not be released and therefore would be destroyed, resulting in a charge to cost of goods sold. While we expect to write off small amounts of work-in-process inventory in the ordinary course of business due to the complex nature of plasma, our processes, and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. Such write-offs and other costs could cause material fluctuations in our profitability.

        Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, or distribute our products, to properly care for our products may require those products be destroyed, resulting in a charge to cost of goods sold. Our finished goods are also subject to physical deterioration, obsolescence, reductions in estimated future demand, and reductions in selling prices. We generally record an inventory impairment provision for finished goods inventory six months prior to its expiry date when we do not reasonably expect to sell the product prior to expiration.

        We capitalize the cost of unlicensed plasma when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in the manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems, and consistency with achieving licensure support our capitalization of unlicensed plasma. Total unlicensed plasma and related testing costs included in our raw material inventories was $4.4 million at March 31, 2009.

Recent Accounting Pronouncements Applicable to Our Company

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events." SFAS No. 165 is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. We do not expect the adoption of SFAS No. 165 will have a material effect on our consolidated financial statement disclosures.

        In April 2009, the FASB issued FASB Staff Position (FSP) No. 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments." This FSP amends SFAS No. 107 to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28 to require disclosures in summarized financial information at interim reporting periods. FSP No. 107-1 and APB 28-1 are effective for interim reporting periods ending after June 15, 2009. We do not expect the adoption of FSP 107-1 and APB 28-1 will have a material effect on our consolidated financial statements.

        In April 2009, the FASB issued FSP No. 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies." FSP No. 141(R)-1 addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP No. 141(R)-1 did not have a material impact on our consolidated financial statements, although the future impact of this standard will be largely dependent on the size and nature of business combinations completed after the effective date.

        In October 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." FSP No. 157-3 clarifies the application of SFAS No. 157, which we adopted on January 1, 2008, in cases where a market is not active. The adoption of FSP No. 157-3 did not have an impact on our consolidated financial statements.

        In February 2008, the FASB issued FSP No. 157-2, "Effective Date of FASB Statement No. 157," to partially defer SFAS No. 157. FSP No. 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The adoption of FSP No. 157-2 did not have an impact on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how derivative instruments and related hedge items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations; and, how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS No. 161 did not materially impact our financial statement disclosures.

        In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." This new standard represents the outcome of the FASB's joint project with the International Accounting Standards Board and is intended to improve, simplify, and converge internationally the accounting for business combinations in consolidated financial statements. SFAS No. 141R replaces SFAS No. 141. However, it retains the fundamental requirements of the former standard that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R did not have a material impact on our consolidated financial statements, although the future impact of this statement will be largely dependent on the size and nature of business combinations completed after the effective date.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51," which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 did not have a material impact on our consolidated financial statements based on our current ownership interests.

Matters Affecting Comparability

        We believe that the comparability of our financial results between the periods presented is significantly impacted by the following items:

Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a cash break up fee of $75.0 million, which will be included in non-operating income in our financial results for the six months ended June 30, 2009. The Federal Trade Commission's complaints were subsequently dismissed.

        In conjunction with the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million, of which approximately $14.0 million has been specifically allocated to certain employees as of March 31, 2009. We recorded retention bonus expense, including fringe benefit, of $3.7 million during the three months ended March 31, 2009 and $5.1 million during the year ended December 31, 2008 related to the retention of certain employees under this program. At March 31, 2009, the remaining unrecognized expense related to the retention program totaled $5.4 million, which we will recognize through December 31, 2009.

        We incurred legal and other costs associated with the regulatory review process of $8.3 million for the year ended December 31, 2008 and $5.7 million for the three months ended March 31, 2009. Approximately $0.3 million of costs were incurred subsequently through the merger agreement termination date.

Vertical Integration of Plasma Collection

        In September 2006, we formed TPR to create a platform to vertically integrate our plasma supply chain. In November 2006, we acquired plasma collection centers in various stages of development from IBR as the first step of our plasma supply chain vertical integration plans. We have devoted significant resources on the internal development of our plasma collection center platform, which has included organic growth, the acquisition of additional plasma collection centers from IBR, and third party plasma center development agreements, primarily with IBR, under which we provide financing for the development of plasma collection centers that are dedicated to our plasma collection, for which we have the option to purchase under certain circumstances. Our financial position, results of operations, and cash flows reflect the acquired IBR plasma collection centers from their respective date of acquisition and the results of TPR from the date of formation.

        Our cost of goods sold reflects $98.5 million, $70.1 million, and $0.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, and $14.4 million and $24.8 million for the three months ended March 31, 2009 and 2008, respectively, related to the unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Plasma Center cGMP Issue

        During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our standard operating procedures and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted materials were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted to final products and sold to third parties. During the year ended December 31, 2008, we recorded recoveries of $17.5 million of which $2.7 million, $11.4 million, and $3.4 million were recorded during the second, third, and fourth quarters of 2008, respectively. For 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million as of December 31, 2008. During the three months ended March 31, 2009, we recorded recoveries of $0.5 million. We do not expect to recognize significant further recoveries of the impacted materials.

Customer Settlement

        We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. During 2008, we recorded an additional inventory impairment provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.3 million and $1.8 million during the three months ended March 31, 2009 and the year ended December 31, 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers. As a result of this customer settlement, we increased production of PPF powder and experienced a change in product sales mix from albumin to PPF powder during 2008.

Transition-Related Activities

        We incurred costs associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, which we refer to as transition and other non-recurring costs, which was completed in 2007. These costs related primarily to consulting services associated with the development of an internal infrastructure to assume international sales and marketing, customer service, contract administration and government price reporting, human resources, finance, information technology, regulatory, and compliance functions. We incurred transition and other non-recurring costs of $15.3 million and $73.2 million for the years ended December 31, 2007 and 2006, respectively.

Unplanned Plant Maintenance

        During November 2007, we shut down portions of our Clayton, North Carolina facility for approximately two weeks consistent with our cGMP operating practices for unplanned maintenance. As a result of the unplanned maintenance, we recorded a charge to cost of goods sold of $10.0 million during the year ended December 31, 2007, primarily related to unabsorbed production costs, which would have otherwise been capitalized to inventories. There was no impact on the carrying value of inventories.

Gamunex IGIV Production Incident

        In March 2005, prior to our formation as Talecris, a production incident occurred at our Clayton, North Carolina facility, which resulted in a write-off of Gamunex IGIV that had elevated levels of IgM antibodies. We recorded an impairment charge of $11.5 million to cost of goods sold for the nine months ended December 31, 2005 as a result of this incident for quantities of Gamunex IGIV which were processed post-acquisition. During March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007.

Management Fee

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing and operational matters. We incurred management fees related to this agreement of $6.9 million, $6.1 million, and $5.6 million for the years ended December 31, 2008, 2007, and 2006, respectively, and $1.9 million and $1.5 million for the three months ended March 31, 2009 and 2008, respectively, which are included in SG&A. These costs are non-recurring and will be eliminated upon termination of the Management Agreement, as amended, which will occur upon completion of this offering.

        As a result of the completion of this offering and the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures an IPO Fee related to the termination of the agreement, which will be expensed and calculated as the sum of (a) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (b) all reasonable out-of-pocket costs and expenses incurred in connection with our offering. If the Management Agreement, as amended, had terminated on March 31, 2009, the calculated IPO Fee would be approximately $36.0 million, which we would pay from the net proceeds from this offering and recognize as SG&A expense.

Capital Structure

        We established an independent capital structure upon our formation on March 31, 2005, which consisted of a $400.0 million five-year asset-based credit facility, $27.8 million of 12% Second Lien Notes, and $90.0 million of 14% Junior Secured Convertible Notes. On March 30, 2006, we entered into a Fourth Amendment to our $400.0 million asset-based credit facility, which provided for an additional $40.0 million term loan.

        On December 6, 2006, we completed a debt recapitalization transaction in which we repaid and retired all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, with new facilities aggregating $1.355 billion in total borrowing availability. In connection with the recapitalization, we also repaid and retired all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes. Further, on December 6, 2006, we paid accrued interest of $23.4 million owed to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes and, at the election of Talecris Holdings, LLC, converted them into 900,000 shares of Redeemable Series A Senior Convertible Preferred Stock (series A preferred stock). As a result of the recapitalization transaction, our interest expense has significantly increased in periods subsequent to December 6, 2006.

Share-Based Compensation Awards

        We have granted options, restricted share awards, and unrestricted share awards of our common stock to certain officers, employees, and members of our board of directors, pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan (Stock Option Plan), as amended, and the 2006 Restricted Stock Plan. The 2006 restricted and unrestricted share awards were granted in lieu of cash as part of our special recognition bonuses discussed below. The following tables summarize expenses associated with our share-based compensation programs:

	Three Months Ended March 31,		Years Ended December 31,
Stock Options	2009	2008	2008	2007	2006
SG&A	$6,618	$4,751	$24,237	$12,103	$1,894
R&D	533	259	1,826	860	194

Total operating expenses	7,151	5,010	26,063	12,963	2,088
Cost of goods sold	1,142	308	1,829	948	156

Total expense	$8,293	$5,318	$27,892	$13,911	$2,244

Stock options outstanding at end of period	1,786,726	1,524,786	1,784,802	1,616,543	1,306,803

	Three Months Ended March 31,		Years Ended December 31,
Restricted and Unrestricted Share Awards	2009	2008	2008	2007	2006
SG&A	$2,355	$2,323	$9,543	$6,509	$4,350
R&D	134	134	535	536	45

Total operating expenses	2,489	2,457	10,078	7,045	4,395
Cost of goods sold	280	122	737	285	—

Total expense	$2,769	$2,579	$10,815	$7,330	$4,395

Restricted and unrestricted share awards outstanding at end of period	329,506	353,704	357,036	396,375	303,349

        The stock options granted to employees typically have service-based and performance-based components. Stock options granted to non-employee directors and restricted share awards are service-based only. The service-based component vests (and we record compensation cost) in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives, which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved and recognize compensation cost based upon this probability assessment.

        In accordance SFAS No. 123R, we initially value share-based compensation at the stock option grant date using a fair value model and subsequently recognize this amount as expense over the employees' requisite service periods. Under SFAS No. 123R, we are required to calculate the fair value of the performance-based component whenever our board of directors approves or modifies the factors that influence the vesting of the performance-based component (e.g., approve annual corporate performance objectives).

        In addition to incremental share-based compensation cost associated with stock option and restricted share awards granted during the periods presented, the following actions by the compensation committee of our board of directors have impacted the comparability of our share-based compensation cost throughout the periods presented:

  •
  During the second quarter of 2008, the compensation committee amended the exercise price of 71,300 stock options outstanding to certain employees from $170.00 per share to $88.00 per share and during the second quarter of 2008, the compensation committee also amended the exercise price of 2,144 stock options outstanding to certain members of our board of directors from $170.00 per share to $88.00 per share. The stock options that were re-priced were granted during 2007.

  •
  During the first quarter of 2008, the board of directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of stock options scheduled to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

  •
  During the third quarter of 2007, the compensation committee approved an amendment to our Stock Option Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1 of 2009 and 2010.

  •
  During the third quarter of 2007, the compensation committee approved the 2008 and 2009 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1 of 2009 and 2010. The objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2009 were subsequently modified during the first quarter of 2008 as indicated above.

  •
  During the first quarter of 2007, the compensation committee approved the 2007 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2008.

        At March 31, 2009, the remaining estimated unrecognized compensation cost related to unvested stock options was approximately $29.9 million, which we expect to recognize over a weighted average period of approximately 1.35 years, and the remaining estimated unrecognized compensation cost related to our restricted stock awards was approximately $14.9 million, which we expect to recognize over a weighted average period of approximately 1.38 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our compensation committee of our board of directors (e.g., establishment of future period's corporate performance objectives).

        Pursuant to our employment agreement with our Chairman and Chief Executive Officer, entered into on April 1, 2005 and amended and restated January 1, 2009, if the executive holds the position of Chairman and Chief Executive Officer at the time of our initial offering of common stock to the public, our compensation committee will grant the Chairman and Chief Executive Officer options equal to 1% (one percent) of the then fully diluted outstanding shares prior to such public offering at an exercise price equal to the initial public offering price, effective immediately prior to the initial public offering of such common stock. We anticipate that we will issue approximately 130,000 stock options to our Chairman and Chief Executive Officer pursuant to this employment agreement, which will result in approximately $       million of SG&A to be recognized over approximately four years.

        Additional information regarding our share-based compensation plans is included in the section above titled, "—Critical Accounting Policies and Estimates—Share-Based Compensation," and the footnotes to our consolidated financial statements appearing at the end of this prospectus.

Special Recognition Bonuses

        In October 2006, the compensation committee of our board of directors approved a special recognition bonus program which granted awards totaling $7.3 million to eligible employee and board of director stockholders related to the $73.2 million dividend declared in December 2005, payable in five installments (adjusted for forfeitures), which we have funded and will continue to fund through operations. In December 2006, the compensation committee of our board of directors approved a cash recognition award of $57.2 million to eligible employee and board of director stockholders, payable in four installments (adjusted for forfeitures), concurrently with a cash dividend of $760.0 million paid to Talecris Holdings, LLC, our principal stockholder. The December 2006 cash recognition award and the dividend to Talecris Holdings, LLC were funded by our December 6, 2006 debt recapitalization transaction. We funded an irrevocable trust for $23.0 million related to the December 2006 award, which has been and will continue to be used to fund the annual payments under this award through 2010. The following table summarizes expenses associated with these bonuses:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
SG&A	$1,255	$1,367	$4,948	$6,431	$29,849
R&D	178	187	615	796	3,395

Total operating expenses	1,433	1,554	5,563	7,227	33,244
Cost of goods sold	365	192	1,059	940	4,647

Total expense	$1,798	$1,746	$6,622	$8,167	$37,891

        At March 31, 2009, the remaining unrecognized compensation cost associated with these bonuses was $6.2 million, which we expect to recognize over approximately one year.

        During the three months ended March 31, 2009 and the years ended December 31, 2008, 2007, and 2006, we made special recognition bonus payments related to the October 2006 bonus award totaling approximately $0.9 million, $1.2 million, $1.2 million, and $2.5 million, respectively. The balance of the award, totaling approximately $0.9 million, will be paid in March 2010, adjusted for employee forfeitures. During the three months ended March 31, 2009 and the years ended December 31, 2008 and 2006, we made special recognition bonus payments related to the December 2006 award totaling approximately $6.0 million, $7.4 million, and $34.2 million, respectively. The balance of the award, totaling approximately $6.0 million, will be paid in March 2010, adjusted for employee forfeitures, from the irrevocable trust. No similar cash recognition awards are currently contemplated.

        Additional information regarding our special recognition bonus awards is included in the footnotes to our consolidated financial statements included elsewhere in this prospectus.

Litigation Settlement

        We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare Corporation (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin, (iii) Baxter provided approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the settlement agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparts.

        We incurred legal fees related to this litigation of $5.7 million and $5.2 million during the years ended December 31, 2007 and 2006, respectively, which were recorded within SG&A in our consolidated income statements. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement as other non-operating income in our consolidated income statement. We recorded $8.7 million and $1.7 million of fees during the years ended December 31, 2008 and 2007, respectively, and $2.4 million and $1.7 million of fees for the three months ended March 31, 2009 and 2008, respectively, from Baxter within other net revenue in our consolidated income statements.

Income Taxes

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis, during the third quarter of 2007 we concluded that it was more likely than not that our deferred tax assets would be realized. The release of the remaining valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the year ended December 31, 2006 and the first three quarters of 2007, we also realized a portion of our deferred tax assets equal to the amount of our current Federal income tax provision.

Acquisition of Bayer Plasma Net Assets and Related Purchase Accounting

        We acquired certain net assets from Bayer Plasma on March 31, 2005 in connection with our overall formation activities. In connection with our application of purchase accounting to the transaction, we recorded property, plant, equipment, and all other intangible assets at zero value because of the negative goodwill that resulted from the transaction. Consequently, we have experienced higher depreciation and amortization expense in each period subsequent to our formation as we have increased the net book value of our property, plant, equipment, and all other intangibles from zero value at March 31, 2005 to $225.7 million at March 31, 2009 through capital expenditures and business acquisitions. Our results of operations include depreciation and amortization expense of $20.3 million, $10.7 million, and $5.0 million for the years ended December 31, 2008, 2007, and 2006, respectively, and $6.7 million and $3.8 million for the three months ended March 31, 2009 and 2008, respectively. Depreciation and amortization expense for all periods presented is recorded primarily within cost of goods sold.

Distribution and Transition Services Agreements with Bayer Affiliates

        We entered into a number of transition services and international distribution agreements with Bayer affiliates in conjunction with our overall formation activities. Under these agreements, Bayer affiliates provided a number of services related to operational support, information technology, and product packaging, labeling, testing, and distribution. We have since terminated these agreements as we have developed and implemented capabilities to provide these activities ourselves, or in certain cases, contracted with third parties.

        Under the terms of our transition services agreements with Bayer, which were primarily general and administrative in nature, Bayer affiliates provided us with various services related to operational support for finance, human resources, information technology, sales and customer support, regulatory, research and development, clinical, procurement, and logistics functions. Total fees under transition services agreements were $23.5 million for the year ended December 31, 2006, which have been charged to the appropriate categories in our consolidated income statement based upon the nature of the services provided. During the year ended December 31, 2006, we provided Bayer with services related to operations such as collections, facilities use, pre-clinical, pathogen safety, and clinical support, for which we recognized fees totaling $1.2 million within other net revenue in our consolidated income statement.

        Under the terms of certain international distribution agreements with Bayer, we agreed to reimburse Bayer affiliates for their SG&A. These reimbursements totaled $0.9 million and $17.0 million for the years ended December 31, 2007 and 2006, respectively, which we recorded as a reduction of net revenue in our consolidated income statements. We currently have agreements with other non-Bayer international distributors in which we reimburse them for certain SG&A. Reimbursements under these agreements have not been material.

        Under the terms of certain international distribution agreements with Bayer affiliates, we were obligated to repurchase inventories from Bayer affiliates upon termination of such agreements, if Bayer so elected. During the year ended December 31, 2006, we repurchased inventories with a value of $6.2 million and $15.8 million from Bayer affiliates in Canada and Germany, respectively, and during the year ended December 31, 2007, we repurchased inventories with a value of $81.9 million from a Bayer affiliate in Germany. We repurchased the remaining inventories with a value of approximately $28.6 million from a Bayer affiliate in Germany during 2008.

Results of Operations

        We have included information regarding our results of operations in the following table. The subsequent discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations. You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related footnotes appearing at the end of this prospectus. Additional information regarding significant matters affecting the comparability of our results of operations is included in the section titled, "—Matters Affecting Comparability."

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Net revenue:
Product net revenue	$364,863	$296,669	$1,334,550	$1,196,686	$1,114,489
Other	6,932	8,534	39,742	21,823	14,230

Total net revenue	371,795	305,203	1,374,292	1,218,509	1,128,719
Cost of goods sold	209,201	206,720	882,157	788,152	684,750

Gross profit	162,594	98,483	492,135	430,357	443,969
Operating expenses:
SG&A	72,422	44,504	227,524	189,387	241,448
R&D	16,541	13,103	66,006	61,336	66,801

Total operating expenses	88,963	57,607	293,530	250,723	308,249

Income from operations	73,631	40,876	198,605	179,634	135,720
Other non-operating (expense) income:
Interest expense, net	(21,345)	(24,763)	(97,040)	(110,236)	(40,867)
Equity in earnings of affiliate	89	87	426	436	684
Litigation settlement	—	90	—	12,937	—
Loss on extinguishment of debt	—	—	—	—	(8,924)
Other	—	—	400	—	—

Total other non-operating expense, net	(21,256)	(24,586)	(96,214)	(96,863)	(49,107)

Income before income taxes and extraordinary items	52,375	16,290	102,391	82,771	86,613
(Provision) benefit for income taxes	(18,940)	(6,725)	(36,594)	40,794	(2,222)

Income before extraordinary items	33,435	9,565	65,797	123,565	84,391
Extraordinary items	—	—	—	—	2,994

Net income	$33,435	$9,565	$65,797	$123,565	$87,385

Primary Revenue and Expense Components

        The following is a description of the primary components of our revenue and expenses:

  •
  Product net revenue—Our product net revenue is presented net of allowances for estimated discounts, rebates, administrative fees, chargebacks and sales allowances. Our product net revenue is also presented net of SG&A reimbursements to certain international distributors.

  •
  Other net revenue—Our other net revenue primarily consists of royalties under our collaborative agreements, fees related to our settlement with Baxter, milestone revenues, and revenue associated with other third party contract manufacturing agreements.

  •
  Cost of goods sold—Our cost of goods sold includes material costs for the products we sell, which primarily consists of plasma and other costs associated with the manufacturing process, such as personnel costs, utilities, consumables, and overhead. In addition, our cost of goods sold includes packaging costs and distribution expenses. The most significant component of our cost of goods sold is plasma, which is the common raw material for our primary products, and represents approximately half of our cost of goods sold for the periods presented. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition. Specialty plasmas, due to their nature, can often have cycle times in excess of one year.

  •
  Gross profit—Our gross profit is impacted by the volume, pricing and mix of product net revenue, including the geographic location of sales, as well as the related cost of goods sold. Our profitability is significantly impacted by the efficiency of our utilization of plasma including, but not limited to, the production yields we obtain, the product reject rates that we experience, and the product through-put that we achieve.

  •
  SG&A—Our SG&A consists primarily of salaries and related employee benefit costs for personnel in executive, sales and marketing, finance, information technology, human resources, and other administrative functions, as well as fees for professional services, facilities costs, and other general and administrative costs.

  •
  R&D—Our R&D includes the costs directly attributable to the conduct of research and development programs for new products and life cycle management. Such costs include salaries and related employee benefit costs; materials (including the material required for clinical trials); supplies; depreciation on and maintenance of R&D equipment; various services provided by outside contractors related to clinical development, trials and regulatory services; and the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. R&D expenses are influenced by the number and timing of in-process projects and the nature of expenses associated with these projects.

  •
  Interest expense, net—Interest expense, net, consists of interest expense incurred on outstanding debt and derivative financial instruments and amortization of debt issuance costs, offset by interest income and capitalized interest associated with the construction of plant and equipment. The amount of interest expense, net, that we incur is predominantly driven by our outstanding debt levels, derivative financial instruments, and associated interest rates.

  •
  Income tax (provision) benefit—Our income tax (provision) benefit includes United States Federal, state, local and foreign income taxes, and is based on reported pre-tax income.

Three Months Ended March 31, 2009 as Compared to Three Months Ended March 31, 2008

        The following table contains information regarding our results of operations for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008:

	Three Months Ended March 31,		Percent of Total Net Revenue
	2009	2008	2009	2008
Net revenue:
Product net revenue	$364,863	$296,669	98.1%	97.2%
Other	6,932	8,534	1.9%	2.8%

Total net revenue	371,795	305,203	100.0%	100.0%
Cost of goods sold	209,201	206,720	56.3%	67.7%

Gross profit	162,594	98,483	43.7%	32.3%
Operating expenses:
SG&A	72,422	44,504	19.5%	14.5%
R&D	16,541	13,103	4.4%	4.3%

Total operating expenses	88,963	57,607	23.9%	18.8%

Income from operations	73,631	40,876	19.8%	13.5%

	Three Months Ended March 31,		Percent of Total Net Revenue
	2009	2008	2009	2008
Other non-operating (expense) income:
Interest expense, net	(21,345)	(24,763)	(5.7)%	(8.2)%
Equity in earnings of affiliate	89	87	—	—
Litigation settlement	—	90	—	—

Total other non-operating expense, net	(21,256)	(24,586)	(5.7)%	(8.2)%

Income before income taxes	52,375	16,290	14.1%	5.3%
Provision for income taxes	(18,940)	(6,725)	(5.1)%	(2.2)%

Net income	$33,435	$9,565	9.0%	3.1%

Net Revenue

        The following table contains information regarding our net revenue:

	Three Months Ended March 31,		Percent of Total Net Revenue
	2009	2008	2009	2008
Product net revenue:
Gamunex IGIV	$207,306	$143,110	55.7%	46.9%
Prolastin A1PI	72,559	74,960	19.5%	24.6%
Albumin	17,872	13,755	4.8%	4.5%
Other	67,126	64,844	18.1%	21.2%

Total product net revenue	364,863	296,669	98.1%	97.2%
Other net revenue	6,932	8,534	1.9%	2.8%

Total net revenue	$371,795	$305,203	100.0%	100.0%

United States	$247,414	$198,629	66.5%	65.1%
International	124,381	106,574	33.5%	34.9%

Total net revenue	$371,795	$305,203	100.0%	100.0%

        Our product net revenue was $364.9 million for the three months ended March 31, 2009 as compared to $296.7 million for the three months ended March 31, 2008, representing an increase of $68.2 million, or 23.0%. The increase consisted of higher volumes of $53.5 million and improved pricing of $14.7 million, net of foreign exchange losses of $4.9 million. Our other net revenue, which consists of royalties and licensing fees, milestones, and other third party contract manufacturing revenue, decreased $1.6 million. This decrease was primarily driven by the recognition of $1.9 million of previously deferred revenue during the first quarter of 2008 as a result of the termination of a licensed technology agreement with an unaffiliated third party.

        The $64.2 million increase in our Gamunex IGIV product net revenue consisted of higher volumes of $49.2 million and improved pricing of $15.0 million, net of foreign exchange losses of $1.0 million. We experienced higher Gamunex IGIV volumes of $42.0 million and $11.0 million in the U.S. and other international regions, respectively, which were partially offset by lower volumes of $2.9 million and $0.9 million in Canada and Europe, respectively. We experienced improved Gamunex IGIV pricing of $11.8 million and $3.8 million in the U.S. and Canada, respectively. We experienced lower pricing of $0.6 million in Europe primarily due to $1.0 million of foreign exchange loss. We continue to experience strong demand for Gamunex IGIV globally. However, the $49.2 million increase in Gamunex IGIV volumes also reflects pent up demand due to our supply constraints in prior periods. The impact of this pent up demand is not likely to continue. The supply of plasma has sufficiently increased providing a more balanced level of IGIV supply and demand. As a result, the supply of IGIV inventory has been increasing throughout the distribution channel from the previous low levels.

        The $2.4 million decrease in our Prolastin A1PI product net revenue consisted of lower pricing of $6.5 million, partially offset by higher volumes of $4.1 million. The decrease in Prolastin A1PI pricing was primarily driven by foreign exchange loss of $4.0 million in Europe and pricing adjustments of $2.3 million in Canada related to a pricing dispute. The increase in Prolastin A1PI volumes was primarily driven by higher volumes of $4.9 million in Europe, partially offset by lower volumes of $0.8 million in the U.S. largely as a result of patient attrition. Prolastin A1PI volumes are largely a function of our ability to identify and enroll new patients in excess of patients lost due to attrition and competition. Our European growth will also depend upon our ability to obtain appropriate reimbursement on a country by country basis.

        The $4.1 million increase in our albumin product net revenue consisted of higher volumes of $3.4 million and improved pricing of $0.7 million, net of foreign exchange loss of $0.2 million. We experienced higher albumin volumes of $2.2 million, $0.9 million, and $0.7 million in the U.S., Europe, and other international regions, respectively, which were partially offset by lower volumes of $0.4 million in Canada. During 2008, our albumin volumes were negatively impacted by a change in production mix to PPF powder from albumin as a result of the settlement of a customer dispute as discussed further in the section titled, "—Matters Affecting Comparability—Customer Settlement." This change in production mix resulted in lower quantities of albumin available for sale during 2008.

        Our other product net revenue increased $2.3 million during the quarter ended March 31, 2009 as compared to the prior year. Our other product net revenue consists primarily of revenue related to the Canadian blood system, where in addition to commercial sales of Gamunex IGIV, we have toll manufacturing contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, intermediate products, Thrombate III Antithrombin III (human), and PPF powder.

        Our other product net revenue was favorably impacted by improved volume and pricing of $4.2 million and $0.9 million, respectively, related to intermediate products, such as cryoprecipitate. Our other product net revenue was also favorably impacted by increased sales of Koate DVI Factor VIII (human) of $1.3 million, primarily as a result of higher pricing in the U.S. and other international regions (excluding Canada and Europe). Our other product net revenue was negatively impacted by lower PPF powder sales of $5.9 million during the first quarter of 2009 as compared to the same prior year period. During 2008, we experienced higher PPF powder sales as a result of the settlement of a customer dispute as discussed further in the section titled, "—Matters Affecting Comparability—Customer Settlement."

        We increased prices for several of our products in most of our geographic regions as a result of higher costs and demand. Our product net revenue was negatively impacted by $4.9 million, or 1.7%, as a result of unfavorable foreign exchange rate fluctuations in relation to the U.S. dollar during the three months ended March 31, 2009 as compared to the three months ended March 31, 2008.

Cost of Goods Sold and Gross Profit

        Our gross profit was $162.6 million for the three months ended March 31, 2009 as compared to $98.5 million for the three months ended March 31, 2008, representing gross margins of 43.7% and 32.3%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our product net revenue as discussed above, as well as the related cost of goods sold as discussed below. The net impact of these items resulted in higher gross margins during the three months ended March 31, 2009 as compared to the three months ended March 31, 2008.

        Our cost of goods sold was $209.2 million for the three months ended March 31, 2009 as compared to $206.7 million for the three months ended March 31, 2008, representing an increase of $2.5 million, or 1.2%. The increase in our cost of goods sold was driven primarily by higher costs associated with increased Gamunex IGIV volumes of $23.0 million. Our cost of goods sold was favorably impacted by lower inventory impairment provisions of $16.2 million and lower TPR unabsorbed infrastructure and start-up costs of $10.4 million.

        Our cost of goods sold for the three months ended March 31, 2009 includes higher costs of production of $4.6 million, net of foreign exchange benefit of $4.1 million, and higher costs associated with an increase in volumes of $24.5 million, primarily related to increased Gamunex IGIV volumes. Our acquisition cost of plasma per liter increased 2.2% during the three months ended March 31, 2009 as compared to the three months ended March 31, 2008, excluding the impact of TPR unabsorbed infrastructure and start-up costs. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        Unabsorbed TPR infrastructure and start-up costs amounted to $14.4 million and $24.8 million for the three months ended March 31, 2009 and 2008, respectively, representing approximately 3.9% and 8.1%, respectively, of our net revenue. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold. Our cost of goods sold for the three months ended March 31, 2009 benefited from lower unabsorbed TPR infrastructure and start-up costs, which resulted from higher plasma volumes collected at our plasma collection centers and improved center labor efficiencies as well as lower support costs mainly due to reduced consulting as compared to the first quarter of 2008. Unabsorbed TPR infrastructure and start-up costs during the three months ended March 31, 2008 were negatively impacted by costs associated with the expansion of our plasma collection center platform and the costs associated with remediation efforts in certain plasma collection centers. We anticipate that we will continue to experience improving levels of under-absorbed TPR infrastructure and start-up costs with the maturation of our plasma collection center platform.

        Our inventory impairment provisions, net of recoveries, were $4.6 million and $20.8 million for the three months ended March 31, 2009 and 2008, respectively, representing a decrease of $16.2 million. During the first quarter of 2008, we recorded an inventory impairment charge of $16.3 million due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers as discussed further in the section titled, "—Matters Affecting Comparability—Plasma Center cGMP Issue."

        Our cost of goods sold for the three months ended March 31, 2009 reflect higher costs of production due to the increasing cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Our cost of goods sold is impacted by our raw material costs, production mix, and cycle times, as well as our production capacities and normal production shut-downs, and the release of finished product.

Operating Expenses

        Our SG&A was $72.4 million for the three months ended March 31, 2009 as compared to $44.5 million for the three months ended March 31, 2008, representing an increase of $27.9 million, or 62.7%. As a percentage of net revenue, SG&A was 19.5% and 14.5% for the three months ended March 31, 2009 and 2008, respectively. Our SG&A increased period over period primarily as a result of costs associated with our terminated merger with CSL, as well as $9.2 million due to unfavorable euro/dollar exchange rates primarily related to euro-denominated receivables. Merger-related costs recorded in SG&A totaled $7.9 million, of which $5.7 million were costs associated with the regulatory review process of the terminated merger with CSL, which are unlikely to recur, and $2.2 million were merger related retention expenses. Additionally, SG&A was unfavorably impacted by higher share-based compensation expense of $1.9 million, higher sales and marketing expenses of $3.2 million primarily driven by costs associated with the launch of our Gamunex CIDP indication, and higher donations primarily to patient support organizations of $5.0 million. In order to sustain growth, we intend to expand our sales force, which will result in an increase in SG&A in future periods. We intend to begin to increase our sales force in the third quarter of 2009. The majority of the new additions will promote Gamunex IGIV, although support for other products will be expanded as well.

        Our R&D was $16.5 million for the three months ended March 31, 2009 as compared to $13.1 million for the three months ended March 31, 2008, representing an increase of 26.2%. As a percentage of net revenue, R&D was 4.4% and 4.3% for the three months ended March 31, 2009 and 2008, respectively. Research and development expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve concentration and safety, and increase product yields. Our current R&D activities continue to support the development of Gamunex IGIV for subcutaneous administration, Prolastin Alpha-1 aerosol studies, and Plasmin studies for aPAO and ischemic stroke. We anticipate that R&D expenses will increase in subsequent periods as we increase process development for plasma-derived and recombinant proteins and as we increase clinical trial activities including the launch of Phase IV post-marketing Prolastin Alpha-1 MP clinical trials which we expect to cost approximately $8 million per year for the next several years.

Non-Operating Expense, Net

        The primary component of our non-operating expense, net, is interest expense, net, which amounted to $21.3 million and $24.8 million for the three months ended March 31, 2009 and 2008, respectively. Our weighted average interest rates on our outstanding debt were 5.7% and 8.7% for the three months ended March 31, 2009 and 2008, respectively, which resulted in a lower cost of borrowing during the first quarter of 2009 as compared to the first quarter of 2008, despite higher average debt levels during 2009. The benefit of the lower cost of borrowing during 2009 was partially mitigated by higher interest expense of $2.5 million under our interest rate swaps as compared to 2008, as a result of falling three-month LIBOR rates as compared to our fixed swap rates. At March 31, 2009, our interest rate swaps and caps hedged approximately 52.3% of our total borrowings.

        We anticipate that we will use the proceeds from this initial public offering of our common stock to repay outstanding principal and interest amounts owed under our First and Second Lien Term Loans in the aggregate amount of $                         million. As a result of the anticipated prepayments, we will be required to write off a portion of our unamortized debt issuance costs associated with the First and Second Lien Term Loans, which totaled $13.6 million at March 31, 2009. Any unamortized amounts written off will be recorded within non-operating expense, net, in our consolidated income statement.

Income Taxes

        Our income tax expense was $18.9 million and $6.7 million for the three months ended March 31, 2009 and 2008, respectively, resulting in effective income tax rates of 36.2% and 41.3%, respectively. Our effective income tax rates were higher than the U.S. Federal income tax rate of 35% primarily due to state tax expense, net of Federal benefit, for both periods presented.

        At March 31, 2009, our total gross unrecognized tax benefits were approximately $12.6 million, of which approximately $9.2 million would reduce our effective income tax rate if recognized.

        We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $8.2 million as of March 31, 2009 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practical to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Net Income

        Our net income was $33.4 million and $9.6 million for the three months ended March 31, 2009 and 2008, respectively. The significant factors and events contributing to the change in our net income are discussed above.

Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007

        The following table contains information regarding our results of operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	Years Ended December 31,		Percent of Total Net Revenue
	2008	2007	2008	2007
Net revenue:
Product net revenue	$1,334,550	$1,196,686	97.1%	98.2%
Other	39,742	21,823	2.9%	1.8%

Total net revenue	1,374,292	1,218,509	100.0%	100.0%
Cost of goods sold	882,157	788,152	64.2%	64.7%

Gross profit	492,135	430,357	35.8%	35.3%
Operating expenses:
SG&A	227,524	189,387	16.6%	15.5%
R&D	66,006	61,336	4.8%	5.0%

Total operating expenses	293,530	250,723	21.4%	20.5%

Income from operations	198,605	179,634	14.4%	14.8%
Other non-operating (expense) income:
Interest expense, net	(97,040)	(110,236)	(7.1)%	(9.1)%
Equity in earnings of affiliate	426	436	—	—
Litigation settlement	—	12,937	—	1.1%
Other	400	—	—	—

Total other non-operating expense, net	(96,214)	(96,863)	(7.1)%	(8.0)%

Income before income taxes	102,391	82,771	7.3%	6.8%
(Provision) benefit for income taxes	(36,594)	40,794	(2.7)%	3.3%

Net income	$65,797	$123,565	4.6%	10.1%

        The following table contains information regarding our net revenue:

	Years Ended December 31,		Percent of Total Net Revenue
	2008	2007	2008	2007
Product net revenue:
Gamunex IGIV	$677,737	$646,779	49.4%	53.1%
Prolastin brand A1PI	316,495	276,538	23.0%	22.7%
Albumin	61,075	68,780	4.4%	5.6%
Other	279,243	204,589	20.3%	16.8%

Total product net revenue	1,334,550	1,196,686	97.1%	98.2%
Other net revenue	39,742	21,823	2.9%	1.8%

Total net revenue	$1,374,292	$1,218,509	100.0%	100.0%

United States	$906,376	$817,276	66.0%	67.1%
International	467,916	401,233	34.0%	32.9%

Total net revenue	$1,374,292	$1,218,509	100.0%	100.0%

        Our product net revenue was $1,334.6 million for the year ended December 31, 2008 as compared to $1,196.7 million for the year ended December 31, 2007, representing an increase of $137.9 million, or 11.5%. The increase consisted of improved pricing of $122.3 million, including foreign exchange benefit of $9.7 million, as well as volume increases of $15.6 million. Our other net revenue increased $17.9 million primarily due to increased royalties and licensing fees under collaborative agreements, milestones, and other third party contract manufacturing agreements.

        The $31.0 million increase in our Gamunex IGIV product net revenue consisted of improved pricing of $55.0 million, including foreign exchange benefit of $1.8 million, partially offset by volume decreases of $24.0 million. We experienced higher Gamunex IGIV pricing of $39.3 million, $11.4 million, $3.2 million, and $1.1 million in the U.S., Canada, Europe, and other international regions, respectively. We experienced lower Gamunex IGIV volumes of $35.4 million and $7.7 million in the U.S. and Europe, respectively, which were partially offset by higher Gamunex IGIV volumes of $13.0 million and $6.1 million in Canada and other international regions, respectively. We continue to experience strong demand for Gamunex IGIV globally. Our ability to meet this demand is dependent upon our ability to secure adequate quantities of plasma and our ability to release finished product into our distribution channels.

        The $40.0 million increase in our Prolastin A1PI product net revenue consisted of improved pricing of $19.0 million, including foreign exchange benefit of $7.6 million, and higher volumes of $21.0 million. Prolastin A1PI pricing improved $7.9 million, $0.6 million, and $10.5 million in the U.S, Canada, and Europe, respectively, and Prolastin A1PI volumes improved $12.8 million and $8.2 million in the U.S. and Europe, respectively. Increases in Prolastin A1PI volumes are largely a function of our ability to identify and enroll new patients in excess of patients lost due to attrition and competition. Our European growth will also depend upon our ability to obtain appropriate reimbursement on a country by country basis.

        The $7.7 million decrease in our albumin product net revenue consisted of volume decreases of $17.0 million, partially offset by improved pricing of $9.3 million. Albumin volumes decreased primarily as a result of lower volumes of $5.0 million and $8.8 million in the U.S. and other international regions (excluding Canada and Europe), respectively. The albumin pricing increase was predominantly driven by sales in the U.S., which contributed $7.7 million to the overall pricing improvement. Albumin volumes were negatively impacted by a change in production mix during 2008 to PPF powder from albumin as a result of the settlement of a customer dispute as discussed further in the section titled, "—Matters Affecting Comparability—Customer Settlement." This change in production mix resulted in lower available quantities of albumin for sale during 2008.

        Our other product net revenue increased $74.6 million, or 36.5%, during the year ended December 31, 2008 as compared to the prior year. Our other product net revenue consists primarily of revenue related to the Canadian blood system, where, in addition to commercial sales of Gamunex IGIV, we have toll manufacturing contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, intermediate products, Thrombate III antithrombin III (human), and PPF powder, less SG&A reimbursements to certain international distributors.

        Our other product net revenue includes $26.3 million higher revenues during the year ended December 31, 2008 as compared to the prior year as a result of higher volumes of PPF powder in order to comply with contractual commitments associated with the settlement of a customer dispute in 2007 as discussed previously. In addition, we experienced improved pricing and volume of $7.8 million and $14.9 million, respectively, related to intermediate products, such as cryoprecipitate. Our other product net revenue was also favorably impacted by increased Koate sales of $6.5 million, resulting primarily from improved pricing in other international regions (excluding Canada and Europe), and increased sales of Thrombate III Antithrombin III (human) of $5.5 million. Finally, our other product net revenue benefited from higher hyperimmune pricing of $16.4 million, partially offset by lower hyperimmune volumes of

$7.0 million. The increase in hyperimmune pricing was primarily generated in the U.S. geographic regions, where we increased pricing during the second quarter of 2008.

        We increased prices for substantially all of our products in most of our geographic regions as a result of higher costs and demand. Our product net revenue was positively impacted by $9.7 million, or 0.8%, as a result of favorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2008 as compared to the prior year. Prices in Canada are determined by contracts with Canadian Blood Services and Hema Quebec. New five year contracts with increased pricing for contract fractionation services and our commercial products, including Gamunex IGIV, Plasbumin, and certain hyperimmune products took effect on April 1, 2008. Through the life of the Canadian contracts, prices escalate annually by CPI.

Cost of Goods Sold and Gross Profit

        Our gross profit was $492.1 million for the year ended December 31, 2008 as compared to $430.4 million for the year ended December 31, 2007, representing gross margins of 35.8% and 35.3%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our product net revenue as discussed above, as well as the related cost of goods sold as discussed below. The net impact of these items resulted in slightly higher gross margins during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

        Our cost of goods sold was $882.2 million for the year ended December 31, 2008 as compared to $788.2 million for the year ended December 31, 2007, representing an increase of $94.0 million, or 11.9%. The increase in our cost of goods sold was driven primarily by higher unabsorbed TPR infrastructure and start-up costs of $28.4 million. Unabsorbed TPR infrastructure and start-up costs amounted to $98.5 million and $70.1 million for the years ended December 31, 2008 and 2007, respectively, representing approximately 7.2% and 5.8%, respectively, of total net revenue. The higher unabsorbed TPR costs during 2008 resulted from the continued expansion of our plasma collection center platform and the costs associated with our remediation efforts in certain centers acquired from IBR as well as certain new centers opened by us. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

        Our cost of goods sold for the year ended December 31, 2008 includes higher costs of production of $57.0 million, including foreign exchange impact of $7.5 million, and higher costs associated with an increase in volumes of $9.7 million. Our cost of production was negatively impacted by higher costs of plasma. Our acquisition cost of plasma per liter of third party plasma increased 13.6% during the year ended December 31, 2008 as compared to the year ended December 31, 2007. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        Our inventory impairment provisions, net, increased $2.0 million during the year ended December 31, 2008 as compared to the prior year. Several of the more significant provisions and recoveries impacting various quarters of 2008 and 2007 are discussed further in the paragraphs that follow, as well as in the section titled, "—Matters Affecting Comparability."

        During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers. As a result of further investigations and new facts and circumstances, we subsequently determined that certain impacted materials were saleable. We recorded recoveries of $17.5 million in 2008 directly to cost of goods sold as the impacted material was converted to finished goods and sold to third parties. We do not expect to recognize significant further recoveries of the impacted material.

        We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in its manufacturing process. We recorded a charge to cost of good sold of $7.9 million during the year ended December 31, 2007, which we recovered in its entirety during 2008 as the related materials were determined to be saleable, converted into finished product, and sold to other customers. During the first half of 2008, we recorded an additional inventory impairment provision of $2.6 million for products held in Europe related to this dispute, for which we subsequently recovered $1.8 million during 2008 as the impacted material was determined to be saleable, converted into finished product, and sold to other customers.

        Our inventory impairment provisions, net, for the year ended December 31, 2007 were favorably impacted by a $9.0 million recovery from Bayer related to the Gamunex production incident, which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007. The Gamunex production incident is discussed further in the section titled, "—Matters Affecting Comparability." Other production issues during the year ended December 31, 2008 resulted in higher inventory impairment provisions of $3.0 million as compared to the year ended December 31, 2007.

        During the year ended December 31, 2008, we recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open. During the year ended December 31, 2008, we also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that we no longer plan to operate as plasma collection centers. During the year ended December 31, 2007, we recorded an impairment charge within cost of goods sold related to equipment of $2.8 million as a result of the discontinuation of a project.

        During November 2007, we shut down portions of our Clayton, North Carolina facility consistent with our cGMP operating practices for unplanned maintenance for approximately two weeks. As a result of the unplanned plant maintenance, we recorded $10.0 million directly to cost of goods sold during the year ended December 31, 2007, which would normally have been capitalized to inventories.

        Additionally, our cost of goods sold for the year ended December 31, 2008 reflects higher costs of production due to the higher cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Our cost of goods sold is impacted by our raw material costs, production mix, cycle times, production capacities and normal production shut-downs, and the release of finished product.

Operating Expense

        Our SG&A was $227.5 million for the year ended December 31, 2008 as compared to $189.4 million for the year ended December 31, 2007, representing an increase of $38.1 million, or 20.1%. As a percentage of net revenue, SG&A was 16.6% and 15.5% for the years ended December 31, 2008 and 2007, respectively. Our SG&A increased period over period as a result of higher share-based compensation expense of $15.2 million, costs of $8.3 million associated with the regulatory review process of our terminated merger with CSL, which are unlikely to recur, merger related retention expense (including fringe benefits) of $3.3 million, unfavorable foreign exchange impact of $6.7 million resulting from a strengthening U.S. dollar as compared to the euro pertaining primarily to euro-denominated receivables, bad debt expense of $4.2 million related to outstanding notes receivables and advances to PCA due to uncertainty regarding collection, and higher sales and marketing, information solutions, finance, human resources, and business development expenses. These items were partially offset by lower special recognition bonus expense of $1.5 million, the absence of legal fees of $5.7 million associated with our litigation with Baxter which was settled in 2007, and the absence of $15.3 million of transition and non-recurring expenses incurred in 2007 associated with the development of our internal capabilities to operate as a standalone company apart from Bayer. Additional information regarding the significant aforementioned items impacting comparability between the periods presented is included in the section titled "—Matters Affecting Comparability."

        Our R&D was $66.0 million for the year ended December 31, 2008 as compared to $61.3 million for the year ended December 31, 2007, representing an increase of $4.7 million, or 7.7%. As a percentage of net revenue, R&D was 4.8% and 5.0% for the years ended December 31, 2008 and 2007, respectively. Research and development expenses are influenced by the timing of in-process projects and the nature of expenses associated with these projects. Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve concentration and safety, and increase product yields. Our R&D increased period over period primarily as a result of $4.0 million in milestone payments made to Crucell under the terms of two exclusive commercial license agreements entered into during 2008. Our R&D expense was negatively impacted by higher share-based compensation expense of $1.0 million and merger related retention expense (including fringe benefits) of $0.6 million during 2008 as compared to the prior year. Our current R&D activities continue to support Plasmin studies for aPAO and ischemic stroke, Prolastin Alpha-1 aerosol studies, and the development of Gamunex IGIV for subcutaneous administration.

Non-Operating Expense, net

        The primary component of our non-operating expense, net, is interest expense, net, which amounted to $97.0 million and $110.2 million for the years ended December 31, 2008 and 2007, respectively. Our weighted average interest rates on our outstanding debt were 7.12% and 9.87% for the years ended December 31, 2008 and 2007, respectively, which resulted in a lower cost of borrowing during the year ended December 31, 2008 as compared to the year ended December 31, 2007, despite higher average debt levels during 2008. The benefit of the lower cost of borrowing during 2008 was partially mitigated by higher interest expense related to our interest rate swaps of $12.0 million as compared to 2007, as a result of falling three-month LIBOR rates as compared to our fixed swap rates. At December 31, 2008, our interest rate swaps and caps hedged approximately 56.4% of our total borrowings.

        As discussed further in the section titled, "—Matters Affecting Comparability," we recorded other income of $12.9 million during the year ended December 31, 2007 related to a litigation settlement with Baxter.

Income Taxes

        Our income tax expense was $36.6 million for the year ended December 31, 2008 as compared to an income tax benefit of $40.8 million for the year ended December 31, 2007, resulting in effective income tax rates of 35.7% and (49.3)%, respectively. Our effective income tax rates were different than the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraphs.

        We recognized a tax benefit of $4.1 million and $10.0 million related to research and development tax credits and $2.0 million and $2.2 million related to qualified production activities during the years ended December 31, 2008 and 2007, respectively, and we recognized a tax benefit of $3.2 million during the year ended December 31, 2007 related to the final settlement of Bayer contingent consideration. These items were partially offset by state income taxes (net of Federal benefit) of $4.1 million and $3.2 million for the years ended December 31, 2008 and 2007, respectively.

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded during the third quarter of 2007 that it was more likely than not that our deferred tax assets would be realized, and consequently, we released the remaining valuation allowance related to our deferred tax assets resulting in a $48.2 million non-cash tax benefit. During the year ended December 31, 2007, we also released a portion of our deferred tax assets equal to the amount of the current Federal income tax provision.

        At December 31, 2008, our gross unrecognized tax benefits were approximately $10.0 million, of which approximately $7.1 million would reduce our effective income tax rate if recognized.

Net Income

        Our net income was $65.8 million and $123.6 million for the years ended December 31, 2008 and 2007, respectively. The significant factors and events contributing to the change in our net income are discussed above.

Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006

        The following table contains information regarding our results of operations for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	Years Ended December 31,		Percent of Total Net Revenue
	2007	2006	2007	2006
Net revenue:
Product net revenue	$1,196,686	$1,114,489	98.2%	98.7%
Other	21,823	14,230	1.8%	1.3%

Total net revenue	1,218,509	1,128,719	100.0%	100.0%
Cost of goods sold	788,152	684,750	64.7%	60.7%

Gross profit	430,357	443,969	35.3%	39.3%
Operating expenses:
SG&A	189,387	241,448	15.5%	21.4%
R&D	61,336	66,801	5.0%	5.9%

Total operating expenses	250,723	308,249	20.5%	27.3%

Income from operations	179,634	135,720	14.8%	12.0%
Other non-operating (expense) income:
Interest expense, net	(110,236)	(40,867)	(9.1)%	(3.7)%
Equity in earnings of affiliate	436	684	—	0.1%
Litigation settlement	12,937	—	1.1%	—
Loss on extinguishment of debt	—	(8,924)	—	(0.8)%

Total other non-operating expense, net	(96,863)	(49,107)	(8.0)%	(4.4)%

Income before income taxes and extraordinary items	82,771	86,613	6.8%	7.6%
Benefit (provision) for income taxes	40,794	(2,222)	3.3%	(0.2)%

Income before extraordinary items	123,565	84,391	10.1%	7.4%
Extraordinary items	—	2,994	—	0.3%

Net income	$123,565	$87,385	10.1%	7.7%

Net Revenue

        The following table contains information regarding our net revenue:

	Years Ended December 31,		Percent of Total Net Revenue
	2007	2006	2007	2006
Product net revenue:
IGIV (Gamunex and Gamimune)	$646,779	$617,939	53.1%	54.7%
Prolastin brand A1PI	276,538	225,986	22.7%	20.0%
Albumin	68,780	62,692	5.6%	5.6%
Other	204,589	207,872	16.8%	18.4%

Total product net revenue	1,196,686	1,114,489	98.2%	98.7%
Other net revenue	21,823	14,230	1.8%	1.3%

Total net revenue	$1,218,509	$1,128,719	100.0%	100.0%

United States	$817,276	$770,270	67.1%	68.2%
International	401,233	358,449	32.9%	31.8%

Total net revenue	$1,218,509	$1,128,719	100.0%	100.0%

        Our product net revenue was $1,196.7 million for year ended December 31, 2007 as compared to $1,114.5 million for the year ended December 31, 2006, representing an increase of $82.2 million, or 7.4%. The increase consisted of improved pricing of $118.0 million, including foreign exchange benefit of $11.2 million, offset by volume decreases of $35.8 million. The volume decreases resulted from our plasma supply constraints. Our other net revenue associated with licensing fees, milestones, and other service agreements increased $7.6 million.

        The growth in our Gamunex IGIV product net revenue consisted of improved pricing of $43.7 million, including foreign exchange benefit of $3.0 million, partially offset by volume decreases of $14.8 million. We experienced higher Gamunex IGIV pricing of $24.5 million, $9.7 million, and $9.5 million in the U.S., Canada, and Europe, respectively, and higher Gamunex IGIV volumes of $20.2 million in Canada, partially offset by lower Gamunex IGIV volumes of $8.5 million and $1.3 million in the U.S. and Europe, respectively. The overall lower volume of IGIV was also impacted by a reduction in sales of Gamimune IGIV of $25.4 million related to the termination of a customer contract in Japan, which was not replaced. The higher volume of Gamunex IGIV in Canada was due to the launch of our sales and marketing office in April 2006, as well as the timing of shipments to satisfy the customer requirements under our contracts with the Canadian blood systems operators.

        The increase in our Prolastin A1PI product net revenue consisted of improved pricing of $39.1 million, including foreign exchange of $7.9 million, and higher volumes of $11.4 million. Prolastin A1PI pricing improved $17.7 million, $1.5 million, and $19.9 million in the U.S., Canada, and Europe, respectively, and Prolastin A1PI volumes improved $6.4 million and $4.9 million in the U.S. and Europe, respectively. Increases in Prolastin A1PI volumes are largely a function of our ability to identify and enroll new patients in excess of patients lost due to attrition and competition.

        Increases in albumin prices contributed $19.2 million to our net revenue growth during the year ended December 31, 2007 as compared to the year ended December 31, 2006. The benefit of the price increase was partially offset by lower albumin volumes of $13.1 million during the year ended December 31, 2007. The lower volumes of albumin resulted primarily from the termination of a distribution agreement with a Bayer affiliate in Japan, which was not replaced, as well as the settlement of a customer dispute as discussed further in the section titled, "—Matters Affecting Comparability.".

        Our other product net revenue was $204.6 million for the year ended December 31, 2007 and $207.9 million for the year ended December 31, 2006, representing a decrease of $3.3 million, or 1.6%. Our other product net revenue consists primarily of revenue related to the Canadian blood systems, where, in addition to commercial sales of Gamunex IGIV, we have toll manufacturing contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec, as well as sales of Koate DVI Factor VIII (human), hyperimmunes, cryoprecipitate, Thrombate III Antithrombin (human), and PPF powder, less SG&A reimbursements to certain international distributors under various distribution agreements.

        Our other product net revenue was negatively impacted by $12.3 million during the year ended December 31, 2007 as compared to the year ended December 31, 2006 as a result of lower volumes of PPF powder due to the settlement of a customer dispute. This settlement changed our product mix during 2008, which resulted in a decline in albumin sales with an increase in sales of PPF powder. Our other product net revenue was also negatively impacted by $7.2 million related to Koate DVI Factor VIII (human) sales primarily due to lower volumes as a result of manufacturing issues. Further, our other product net revenue was also negatively impacted by $5.7 million related to our tolling contract with Canadian Blood Services. Sales we made to Canadian Blood Services in the prior year reflect the customer's required shipment of our Gamunex IGIV under our tolling contract, due to the depletion of their Gamunex on hand that was supplied under a previous contract with Bayer.

        Our other product net revenue was favorably impacted by higher volumes associated with our hyperimmunes totaling $8.7 million. We rely primarily on third-party plasma collection centers for specialty plasma used in the production of our hyperimmune products. Our other product net revenue was also positively impacted by the absence of $14.7 million of SG&A reimbursements to certain international distributors under various international distribution agreements.

        We increased prices for substantially all of our products in most of our geographic regions as a result of higher costs and demand. Our product net revenue was positively impacted by approximately $11.2 million, or 1.0%, as a result of favorable foreign currency exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2007.

        Although we sell our products worldwide, the majority of our sales were concentrated in the U.S. and Canada for the periods presented. During the year ended December 31, 2006, a significant portion of our international revenue was generated through various distribution contracts with Bayer affiliates, which have subsequently been terminated as we have either developed our own internal distribution capabilities, or contracted with other distributors. In April 2006, Talecris Biotherapeutics, Ltd. commenced operations to support our sales and marketing activities in Canada, and in December 2006, Talecris Biotherapeutics, GmbH commenced operations in Germany to support our sales and marketing activities in Germany and, ultimately, for the rest of Europe. Our international revenue growth was partially offset by the termination of our distribution arrangement with a Bayer affiliate in Japan, which was not replaced.

        In July 2007, the Centers for Medicare and Medicaid Services (CMS) published a final rule regarding metrics under the Medicaid Drug Rebate Program, which became effective October 1, 2007. This rule did not have a significant impact to our consolidated financial statements for the year ended December 31, 2007 and is not expected to significantly impact future periods.

Cost of Goods Sold and Gross Profit

        Our gross profit was $430.4 million for the year ended December 31, 2007 and $444.0 million for the year ended December 31, 2006, resulting in gross margins of 35.3% and 39.3%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our product net revenue as discussed above, as well as related cost of goods sold as discussed below. The net impact of these items resulted in lower gross margins during the year ended December 31, 2007 as compared to the year ended December 31, 2006.

        Our cost of goods sold was $788.2 million for the year ended December 31, 2007 as compared to $684.8 million for the year ended December 31, 2006, representing an increase of $103.4 million, or 15.1%. The increase in our cost of goods sold was primarily driven by unabsorbed TPR infrastructure and start-up costs of $70.1 million, or 5.8% of net revenues, associated with the development of our plasma collection center platform, for which there were minimal comparable costs during the year ended December 31, 2006. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

        Our cost of goods sold for the year ended December 31, 2007 includes a reduction of costs of $29.6 million associated with lower volumes, offset by higher costs of production of $32.2 million, including a foreign exchange impact of $6.7 million. Our cost of production benefited from approximately $9.9 million related to Prolastin as a result of lower cost materials used during the 2007 period, which were acquired in prior periods. Our acquisition cost of plasma per liter of third-party plasma increased 5.2% during the year ended December 31, 2007 as compared to the year ended December 31, 2006. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        Our inventory impairment provisions, net, increased $15.5 million during the year ended December 31, 2007, to $34.0 million, as compared to $18.5 million for the year ended December 31, 2006. The higher inventory impairment provision was due primarily to $10.7 million of provisions related to unlicensed inventory collected at our plasma collection centers and related testing costs, an impairment charge of $7.9 million related to intermediate manufactured material associated with the settlement of a customer dispute for which there were no comparable provisions in the prior year period, and an increase of $5.9 million related to other manufacturing issues. Our inventory impairment provision, net, for the year ended December 31, 2007 was favorably impacted by a $9.0 million recovery from Bayer related to the Gamunex IGIV production incident, which we recorded as a reduction of cost of goods sold during the first quarter of 2007.

        During the year ended December 31, 2006, our cost of goods sold was favorably impacted by a non-cash benefit of $3.5 million related to the release of purchase accounting adjustments associated with hyperimmune inventories that we acquired from Bayer during our formation transaction, which were subsequently sold to third parties during 2006. Our cost of goods sold for the year ended December 31, 2007 reflect non-cash charges of $1.5 million related to the release of these adjustments for inventories that were sold to third parties during 2007.

        During November 2007, we shut down portions of our Clayton, North Carolina facility consistent with our cGMP operating practices for unplanned maintenance for approximately two weeks. As a result of the unplanned plant maintenance, we recorded $10.0 million directly to cost of goods sold during the year ended December 31, 2007, which normally would have been capitalized to inventories. During the fourth quarter of 2007, we also wrote-off equipment with a net book value of $2.8 million as a result of the discontinuation of a project. No comparable amounts were recorded in the prior year.

        Additionally, our cost of goods sold for the year ended December 31, 2007 reflects higher costs of production due to the increasing cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Our cost of goods sold is impacted by our raw material costs, production mix and cycle times, as well as our production capacities and normal production shut-downs, and the release of finished product. Our cost of goods sold for the year ended December 31,

2007 benefited from a $3.7 million reduction of costs associated with our special recognition bonus programs, offset by a $1.1 million increase in share-based compensation expense, as compared to the prior year.

        Additional information regarding the comparability of our operating results is included in the section titled, "—Matters Affecting Comparability."

Operating Expenses

        Our SG&A was $189.4 million for the year ended December 31, 2007 as compared to $241.4 million for the year ended December 31, 2006, representing a decrease of $52.0 million, or 21.6%. As a percentage of net revenue, SG&A was 15.5% and 21.4% for the years ended December 31, 2007 and 2006, respectively.

        Our 2007 SG&A benefited from a $57.9 million reduction of transition and other non-recurring expenses associated with our development of internal capabilities to operate apart from Bayer. During the year ended December 31, 2007, our SG&A benefited from foreign currency exchange gains of $5.7 million, as compared to $0.3 million during the prior year. During 2007, our foreign currency exchange gains resulted from a weakening of the U.S. dollar as compared to the euro pertaining primarily to euro-denominated receivables. During the year ended December 31, 2007, we recognized $6.4 million of SG&A related to our special recognition bonus programs, as compared to $29.8 million during the year ended December 31, 2006, representing a decrease of $23.4 million. The benefit of these items was partially offset by incremental expenses associated with our share-based compensation programs totaling $12.4 million, which were primarily due to new grants made in July 2007 to our President and Chief Executive Officer.

        R&D was $61.3 million for the year ended December 31, 2007 and $66.8 million for the year ended December 31, 2006, representing a decrease of $5.5 million, or 8.2%. As a percentage of net revenue, R&D was 5.0% and 5.9% for the years ended December 31, 2007 and 2006, respectively. Research and development expenses are influenced by the timing of in-process projects and the extent of expenses associated with these projects. The decrease in R&D was primarily driven by the conclusion of several trials related to life-cycle management and new product development.

        During the year ended December 31, 2007, we recorded $0.8 million of expenses related to our special recognition bonus programs, as compared to $3.4 million during the prior year, representing a decrease of $2.6 million. This decrease in special recognition bonus expense was partially offset by higher share-based compensation cost of $1.2 million during the year ended December 31, 2007.

        Our operating expenses for the year ended December 31, 2007 benefited from a $21.2 million reduction of expenses related to services that Bayer affiliates provided to us under various transition services agreements, which have been subsequently terminated or reduced in scope, as compared to the prior year. We added personnel, contracted with third parties, or a combination of both, to replace such services previously provided by Bayer.

        Additional information regarding the comparability of our operating results is included in the section titled, "—Matters Affecting Comparability."

Non-Operating Expense, Net

        The primary component of our non-operating expense, net, for both periods was interest expense, net, which amounted to $110.2 million and $40.9 million for the years ended December 31, 2007 and 2006, respectively. As a result of our December 6, 2006 debt recapitalization, our average outstanding debt levels increased significantly, and correspondingly, we recorded higher interest expense during the 2007 period. As a result of our debt recapitalization transaction, we incurred $1.1 million of termination fees for retiring certain debt instruments early, and we wrote off debt issuance costs of $7.8 million associated with the retired debt, which we recorded as "loss on extinguishment of debt" for the year ended December 31, 2006.

        As discussed further in "—Matters Affecting Comparability—Litigation Settlement," we recorded other income of $12.9 million during the year ended December 31, 2007 related to a litigation settlement with Baxter.

Income Taxes

        Our income tax benefit was $40.8 million for the year ended December 31, 2007 and our income tax expense was $2.2 million for the year ended December 31, 2006, respectively, resulting in effective income tax rates of (49.3)% and 2.6%, respectively. Our effective income tax rates were substantially different than the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraph.

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectation that we can generate sustainable consolidated taxable income for the foreseeable future, during the third quarter of 2007 we concluded that it was more likely than not that our deferred tax assets would be realized. Consequently, we released the remaining valuation allowance related to our deferred tax assets, which resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the year ended December 31, 2006 and the nine months ended December 31, 2005, we realized a portion of our deferred tax assets equal to the amount of the current federal income tax provision.

        At December 31, 2007, our gross unrecognized tax benefits were approximately $6.9 million, of which approximately $5.6 million would reduce our effective income tax rate if recognized.

Extraordinary Items

        We had no extraordinary items during the year ended December 31, 2007. The extraordinary items that we recorded during the year ended December 31, 2006 included a final working capital adjustment from the Bayer Plasma net asset acquisition for which we recorded an extraordinary loss of $0.3 million and an extraordinary gain of $3.3 million as a result of our repurchase of the remaining 20% of Bayer's one share of Junior Preferred Stock at a discount to its carrying value.

Net Income

        Our net income was $123.6 million and $87.4 million for the years ended December 31, 2007 and 2006, respectively. The significant factors and events contributing to the change in our net income are discussed above.

Selected Unaudited Quarterly Financial Data

        The following table summarizes our unaudited quarterly financial results:

	2009	2008					2007
	1Q	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Net revenue	$371,795	$305,203	$317,185	$350,492	$401,412	$1,374,292	$302,439	$297,520	$302,949	$315,601	$1,218,509
Cost of goods sold	209,201	206,720	209,785	211,856	253,796	882,157	181,793	191,487	194,435	220,437	788,152

Gross profit	162,594	98,483	107,400	138,636	147,616	492,135	120,646	106,033	108,514	95,164	430,357
Operating expenses	88,963	57,607	68,005	81,650	86,268	293,530	56,514	62,573	64,663	66,973	250,723

Operating income	73,631	40,876	39,395	56,986	61,348	198,605	64,132	43,460	43,851	28,191	179,634
Non-operating expense, net	(21,256)	(24,586)	(23,509)	(24,285)	(23,834)	(96,214)	(27,781)	(27,636)	(14,888)	(26,558)	(96,863)

Income before income taxes	52,375	16,290	15,886	32,701	37,514	102,391	36,351	15,824	28,963	1,633	82,771
(Provision) benefit for income taxes	(18,940)	(6,725)	(6,412)	(12,147)	(11,310)	(36,594)	(2,055)	(1,401)	45,073	(823)	40,794

Net income	$33,435	$9,565	$9,474	$20,554	$26,204	$65,797	$34,296	$14,423	$74,036	$810	$123,565

        Information regarding significant items impacting the comparability of our financial results for the periods presented are discussed in the section above titled "—Matters Affecting Comparability."

Liquidity and Capital Resources

        At March 31, 2009, December 31, 2008 and December 31, 2007, our cash and cash equivalents totaled $12.6 million, $11.0 million, and $73.5 million, respectively. At December 31, 2007, $65.2 million of our cash and cash equivalents were being held at Talecris Biotherapeutics GmbH (our German subsidiary) to fund our European operations and repurchase of inventories held by Bayer affiliates in Germany. In connection with our revolving credit agreement, U.S. available cash balances are swept daily from our lockbox directly to the administrative agent for the lending syndicate.

        We have financed our operations through a combination of equity funding and debt financing, and through internally generated funds. Our current debt structure resulted from a recapitalization transaction on December 6, 2006 and consists of a $700.0 million seven year first lien term loan and a $330.0 million eight year second lien term loan, both administered by Morgan Stanley Senior Funding, Inc., and a $325.0 million five year asset-based revolving credit agreement administered by Wachovia Bank N.A. At March 31, 2009, $1.2 billion was outstanding under our credit facilities. Our borrowing facilities contain default provisions and financial covenants, and, among other things, impose restrictions on annual capital expenditures and payment of cash dividends.

        As indicated above, we completed a debt recapitalization transaction on December 6, 2006 in which we repaid and retired all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility repaid and retired all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and paid accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which were converted into 900,000 shares of Series A preferred stock at the holders' election. We used the remaining proceeds from this recapitalization to fund a cash dividend to Talecris Holdings, LLC of $760.0 million; to pay a special recognition bonus cash award of $34.2 million to certain employees and members of our board of directors; to fund an irrevocable trust in the amount of $23.0 million associated with future cash payments under this special recognition bonus award; and for general corporate purposes. Our interest expense has increased significantly in periods subsequent to our debt recapitalization.

        In addition to the debt financing transactions above, we have also had several equity transactions during the periods presented. During the three months ended March 31, 2009, we repurchased 29,338 shares of our common stock from employees for $3.9 million to settle their withholding tax obligations upon vesting of restricted common stock. During the year ended December 31, 2008, we repurchased

268,279 shares of our common stock from IBR for $33.5 million, plus accrued interest of $1.9 million, and 8,706 shares of our common stock from employees for $0.7 million to settle their withholding tax obligations. During the year ended December 31, 2006, we repurchased and retired, for $23.5 million, 1,000,000 shares of common stock, with an embedded put/call feature, originally issued to Bayer during our formation transaction.

Cash Flows from Operating Activities

        In addition to our operating profitability, the following items represent the factors contributing to our net cash flows from operating activities:

  •
  Accounts receivable, net, were $142.9 million, $148.4 million, and $122.2 million at March 31, 2009, December 31, 2008, and December 31, 2007, respectively. Accounts receivable, net, balances are influenced by the timing of net revenue and customer collections. Our days sales outstanding (DSO) were 35 days at March 31, 2009, 34 days at December 31, 2008, and 35 days at December 31, 2007. Our international sales terms can range from 30 to 90 days due to industry and national practices outside the U.S., which can impact our overall DSO results. We calculate DSO as our period end accounts receivable, net, divided by our prior three month's net sales, multiplied by 90 days. Our calculation of DSO may not be consistent with similar calculations performed by other companies.

  •
  Inventories were $589.9 million, $581.7 million, and $485.8 million at March 31, 2009, December 31, 2008, and December 31, 2007, respectively. Our inventories fluctuate based upon our ability to acquire plasma, production mix and cycle times, our production capacities, normal production shut-downs, finished product releases, targeted safety stock levels, and demand for our products. Our biological manufacturing processes result in relatively long inventory cycle times ranging from 100 days to in excess of 400 days in addition to a required 60 day pre-production holding period for plasma. Specialty plasma, due to its nature, can often have cycle times in excess of one year. Consequently, we have significant investment in raw material and work in process inventories for extended periods, which are relatively illiquid, and correspondingly, lower levels of finished goods inventories on hand.

  •
  Prepaid expenses and other items were $31.8 million, $43.6 million, and $27.4 million at March 31, 2009, December 31, 2008, and December 31, 2007, respectively. Our prepaid expenses were $11.8 million lower at March 31, 2009 as compared to December 31, 2008, the decrease of which was primarily related to a decrease in prepaid income taxes of $8.1 million and prepaid plasma of $4.5 million.

  •
  Total current liabilities were $209.0 million, $229.6 million, and $216.4 million at March 31, 2009, December 31, 2008, and December 31, 2007, respectively. Total current liabilities fluctuate as a result of our cash management strategies and the varying due dates and other terms of accounts payable, accrued expenses, and other current liabilities. Our current liabilities were $20.6 million lower at March 31, 2009 as compared to December 31, 2008, the decrease of which resulted primarily from a reduction of accounts payable obligations of $9.9 million due to our cash management strategies and a reduction of $15.8 million in accrued payroll, bonuses, and employee benefits primarily due to the payment of our annual management bonuses, pay for performance bonuses, and profit sharing during March 2009. These items were partially offset by higher taxes payable of $8.9 million.

Cash Flows from Investing Activities

        The following table contains information regarding our cash flows from investing activities:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Business acquisitions, net of cash acquired	$(7,512)	$—	$(10,272)	$(17,456)	$(114,146)
Purchases of property, plant, and equipment	(8,131)	(14,721)	(86,212)	(65,833)	(38,853)
Financing arrangements with third party suppliers, net of repayments	(4)	(1,588)	(13,801)	(7,866)	(9,612)
Advance of purchase price for plasma collection centers	—	—	(2,534)	—	—
Other	7	—	880	510	802

Net cash used in investing activities	$(15,640)	$(16,309)	$(111,939)	$(90,645)	$(161,809)

        Our capital expenditures reflect investments in our facilities to support a platform for future growth and efficiency improvements, including compliance enhancements, general infrastructure upgrades, capacity expansions, and new facilities. Our capital expenditures in periods subsequent to November 2006 also reflect significant investment in our TPR infrastructure to support our plasma collection efforts.

        Our cash flows used in investing activities also include various other cash outflows for the development of our plasma collection center platform, including the purchase price of plasma collection centers acquired from IBR and loans and advances made to third-party plasma suppliers, net of repayments, for the development of plasma collection centers which will be used to source plasma for us, and which we have the option to purchase under certain conditions.

Cash Requirements and Availability

        We expect our cash flows from operations combined with availability of our revolving credit facility and proceeds from this offering to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital expenditures for at least the next twelve months. Our asset-based revolving credit facility has $162.1 million available at March 31, 2009. The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants. We anticipate that our cash needs during the remainder of 2009 related to working capital and capital expenditures will modestly reduce the availability under our revolving credit facility.

        As of the date of this prospectus, we believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Based on our current financial projections, excluding the impact of this offering, we anticipate that we will need to amend our current credit facilities or modify our capital spending plans in order to maintain compliance with our capital expenditure covenants as discussed below.

        Our working capital, which is driven primarily by our accounts receivable turnover and inventory production times including plant turnarounds, can vary significantly period to period. Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, cost of securing access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty. We anticipate that our cash needs will be significant and that, subsequent to the completion of this offering and the application of proceeds to repay debt, we may need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives.

        We expect our capital expenditures over the next five years to be substantially higher than they have been in the past. Although some of that anticipated capital spending will be necessary to support our future volume growth, new product introductions and strategic initiatives, a significant amount of incremental capital over historic capital spending rates will be required in order to ensure ongoing compliance with cGMP and regulatory requirements. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects including, among other things, the design and construction of a new, higher-capacity fractionation facility, which we currently estimate will cost approximately $280 million; construction of a new multi-purpose facility for Plasmin and Koate which we currently estimate will cost in excess of $100 million; the expansion of albumin capacity which we currently estimate will cost around $40 million; and projects to support continued new product development among others. On an ongoing basis, we expect to evaluate means to moderate our capital spending, including implementing projects in phases, exploring government subsidies, exploring strategic partnerships, and the like. However, the planned level of capital spending would significantly exceed our current capital expenditure covenants under our credit facilities. Consequently, we will need to amend our capital expenditure covenants, refinance or curtail our level of planned investment. To the extent that our existing sources of cash are insufficient to fund our future activities, we may need to raise additional funds through debt or equity financing. Additional funds may not be available on terms favorable to us, or at all.

        We estimate that the net proceeds to us from this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional shares in full. Based on March 31, 2009 amounts, we expect to use approximately $             million of the net proceeds from this offering to repay outstanding principal and interest on our First Lien Term Loan and approximately $             million of the net proceeds to repay outstanding principal and interest on our Second Lien Term Loan, $37.3 million of the net proceeds from this offering to pay earned and unpaid dividends on our outstanding Series A and B preferred stock, and $36.0 million of the net proceeds from this offering to pay an IPO Fee resulting from the termination of our Management Agreement, as amended, with Talecris Holdings, LLC. We currently intend to use the balance, if any, of the proceeds from this offering for working capital and other general corporate purposes.

Sources of Credit and Contractual and Commercial Commitments

Sources of Credit

  Morgan Stanley First Lien Term Loan Credit Agreement

        We have a $700.0 million seven year First Lien Term Loan Credit Agreement (First Lien Term Loan) administered by Morgan Stanley Senior Funding, Inc. (Morgan Stanley), of which $684.3 million was outstanding at March 31, 2009. The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory principal prepayments equal to 50% of our excess cash flow, as defined, within 95 days after each fiscal year end. However, in the event that our leverage ratio as of the last day of the fiscal year, as defined, is below 3.50 to 1.00, our mandatory principal prepayments are reduced to 25% of the excess cash flow. If our leverage ratio, as defined, is below 2.25 to 1.00, we are not required to make mandatory principal prepayments from excess cash flow under the terms of this agreement. There were no such prepayments due for fiscal year 2008.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate (ABR) or the adjusted London Interbank Offered Rate (LIBOR), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%. At March 31, 2009, the interest rate on the First Lien Term Loan was 4.74% and the weighted average interest rate was 5.24% for the three months ended March 31, 2009.

        The First Lien Term Loan is secured by a Pledge and Security Agreement under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventories, stock and other assets are pledged as security, each as defined within the agreement.

        The First Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio which decreases over the term and a minimum interest coverage ratio which increases over the term. For the three months ended March 31, 2009, our leverage and interest coverage ratio requirements were 4.86 to 1.00 and 1.97 to 1.00, respectively, and our actual leverage and interest coverage ratios were 3.75 to 1.00 and 3.35 to 1.00, respectively.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal and interest amounts of approximately $            under our First Lien Term Loan. As a result of the anticipated principal prepayments, we will be required to write-off a portion of our unamortized debt issuance costs associated with the First Lien Term Loan, which approximated $9.1 million at March 31, 2009.

  Morgan Stanley Second Lien Term Loan Credit Agreement

        We have a $330.0 million eight year Second Lien Term Loan Credit Agreement (Second Lien Term Loan) administered by Morgan Stanley, which was fully drawn at March 31, 2009. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2014. We are required to make additional mandatory principal prepayments equal to 50% of our excess cash flow, as defined, within 95 days after each fiscal year end. However, in the event that our leverage ratio, as defined, is below 3.50 to 1.00, our mandatory principal prepayments are reduced to 25% of excess cash flow. If our leverage ratio, as defined, is below 2.25 to 1.00, we are not required to make mandatory principal prepayments from excess cash flow under the terms of this agreement. The additional mandatory principal prepayment provisions associated with the Second Lien Term Loan are only applicable after termination of the First Lien Term Loan. There were no such principal prepayments due for fiscal year 2008.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%. At March 31, 2009, the interest rate on the Second Lien Term Loan was 7.74% and the weighted average interest rate was 8.28% for the three months ended March 31, 2009.

        The Second Lien Term Loan is secured by a Pledge and Security Agreement under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventories, stock and other assets are pledged as security, each as defined within the agreement.

        The Second Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio which decreases over the term and a minimum interest coverage ratio which increases over the term. For the three months ended March 31, 2009, our leverage and interest coverage ratio requirements were 6.06 to 1.00 and 1.58 to 1.00, respectively, and our actual leverage and interest coverage ratios were 3.75 to 1.00 and 3.35 to 1.00, respectively.

        We anticipate that we will use the proceeds from this initial public offering of our equity securities to repay outstanding principal and interest amounts of approximately $                  under our Second Lien Term Loan. As a result of the anticipated principal prepayments, we will be required to write-off a portion of our unamortized debt issuance costs associated with the Second Lien Term Loan, which approximated $4.5 million at March 31, 2009.

  Wachovia Bank Revolving Credit Agreement

        We have a $325.0 million five year asset-based revolving credit agreement administered by Wachovia Bank N.A. (Wachovia). Pursuant to the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our lockbox, directly to the administrative agent for the benefit of the lending syndicate, to pay down the outstanding balance under this facility. At March 31, 2009, $161.1 million was drawn for revolving loans, $1.8 million was being utilized for letters of credit, and $162.1 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%. At March 31, 2009, the interest rate on our ABR borrowings of $6.1 million was 3.75% and the interest rate on our LIBOR borrowings of $155.0 million ranged from 2.27% to 2.31%. The weighted average interest rate of our revolving credit facility was 2.48% for the three months ended March 31, 2009.

        The revolving credit agreement is secured by a Pledge and Security Agreement under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventories, stock and other assets are pledged as security, each as defined within the agreement.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $32.5 million. This financial covenant was not applicable as of March 31, 2009.

  Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period during which the hedged transaction affects earnings. The counterparty to our interest rate swaps and cap agreements is Morgan Stanley Capital Services, Inc.

        We had four variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $440.0 million outstanding at March 31, 2009. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.19% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013.

        We had two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding at March 31, 2009. The interest rate caps at 6.00%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        As a result of this equity offering, we intend to unwind these swaps and caps. If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At March 31, 2009, the breakage cost of unwinding the entire program would be $37.6 million. The breakage cost of unwinding our swaps and caps is impacted by changes in applicable rates, such that our breakage cost increases in a falling interest rate environment and decreases in a rising interest rate environment. As a result of changes in the three-month LIBOR curve subsequent to March 31, 2009, the breakage cost associated with unwinding the entire program decreased to $34.1 million at May 31, 2009.

Contractual and Commercial Commitments

        The following table summarizes our significant contractual and commercial commitments as of December 31, 2008:

	Total	Less than 1 year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt	$1,195,941	$7,000	$200,941	$988,000	$—
Interest payments related to long-term debt	371,406	72,916	209,959	88,531	—
Capital lease obligations	8,903	921	2,874	1,985	3,123
Operating lease obligations	46,813	13,903	25,514	4,097	3,299
Plasma purchase commitments	857,614	174,019	409,696	85,359	188,540
Other purchase commitments	219,077	52,883	121,049	45,145	—
Unfunded deferred compensation programs	979	979	—	—	—
Merger-related retention bonus payments	6,861	6,861	—	—	—

Total	$2,707,594	$329,482	$970,033	$1,213,117	$194,962

        For the purposes of the table above, we used the December 31, 2008 interest rates associated with the debt instruments to estimate the interest payments (5.64% for our First Lien Term Loan, 8.64% for our Second Lien Term Loan, and 3.285% for our revolving credit facility). The long-term debt and related interest component in the table above do not reflect the application of proceeds from the offering contemplated herein.

        As a result of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million, for which approximately $14.0 million has been specifically allocated to certain employees as of March 31, 2009. During the second quarter of 2009, we made the first two payments under this retention program totaling $6.8 million. The balance of the retention payments related to this program will be made in December 2009 as a result of the termination of the definitive merger agreement. These future payments are included in the table above.

        Future contractual and commercial commitments at March 31, 2009 were not materially different than at December 31, 2008. In the following paragraphs, we have presented information regarding additional contractual and commercial commitments for which the timing is uncertain and therefore are not included in the table above.

        Under the terms of our First and Second Lien Term Loans, we could be required to make additional mandatory principal prepayments on an annual basis under certain circumstances. Additional information regarding the mandatory principal prepayment clause is included in the subsection above titled, "Sources of Credit."

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures under which we are charged a management fee of 0.5% of net sales. This Management Agreement, as amended, will be terminated upon completion of this offering. As a result of the completion of this offering and the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures an IPO Fee related to the termination of the agreement, which will be expensed and calculated as the sum of (i) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (ii) all reasonable out-of-pocket costs and expenses incurred with our offering. At March 31, 2009, the calculated IPO Fee would be approximately $36.0 million, which we would pay from the net proceeds of this offering and recognize as SG&A expense.

        We have employment agreements with certain of our employees which require payments generally ranging from 100% to 200% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the Company, as therein defined, the agreements generally require us to vest all of the employees' stock-based compensation.

        We have a development agreement with an unaffiliated third party under which the third party obtains independent financing to acquire and develop real estate for us to use as plasma collection centers. Under the terms of this agreement, we pay the third party various fees for their services in identifying and developing the sites. We then lease the developed sites from this third party under separate lease agreements for initial 10-year periods with a renewal option for an additional ten years. At December 31, 2008, we had two capital leases and one operating lease with this third party, the impact of which are included in the table above. We have a commitment to lease two additional properties from this third party during 2009, the impact of which is not included in the table above.

        Under our June 9, 2007 Plasma Supply Agreement, as amended, with IBR, we have committed to finance the development of certain plasma collection centers, which will be used to source plasma for us, for which we have the option to purchase under certain conditions. We have no further financing commitments for these centers; however, assuming we elect to purchase each of the remaining centers under this agreement, at June 30, 2009, we currently expect to pay approximately $8.5 million during the remainder of 2009 to execute the purchase options, the impact of which is not included in the table above.

        We have two exclusive commercial license agreements for advanced protein production technology with Crucell. In consideration of the licenses that Crucell has granted us, we paid upfront license fees of $4.0 million during 2008 and additional milestones of $0.5 million during 2009 and could be required to pay up to $48.0 million of additional development milestones as certain activities are completed. The impact of these potential development milestones is not included in the table above as the timing is uncertain. Under the terms of both agreements, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell.

        At March 31, 2009, $12.6 million of unrecognized tax benefits have been recorded as liabilities for uncertain tax positions. Given the uncertainty regarding the ultimate timing of future cash outflows and other events that extinguish these liabilities, we have excluded the impact of our uncertain tax positions from the table above.

Non-GAAP Financial Measure

        We believe that a meaningful analysis of our historical operating performance across the periods presented is enhanced by the use of adjusted EBITDA, a supplemental non-GAAP operating performance measure utilized by our management in the day to day operation of our business, our compensation committee in determining incentive compensation and vesting of performance-based stock options, and our lenders in determining compliance with debt covenants. We believe that analysts and investors will also use adjusted EBITDA as a supplemental measure to evaluate our operating performance across historical periods and to compare our historical operating performance to other companies in our industry, as well as to determine our valuation, and our ability to service debt.

        Adjusted EBITDA is used on a consistent basis as calculated below by our:

  •
  Management as one of our primary financial performance measures in the day to day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. Adjusted EBITDA is an integral part of our internal management reporting and planning process and is one of the key operating performance measures that our management team is responsible for and upon which their performance is evaluated. Management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors' historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing our results among the periods presented to our competitors or other companies.

  •
  Compensation committee of our board of directors as one of the primary measures in determining executive compensation. Specifically, our compensation committee uses adjusted EBITDA to determine awards for our executive management group under our bonus plans and as a criterion for performance share vesting under our 2005 Stock Option Plan. In order to motivate top performance by our executives, our compensation committee establishes operating performance targets that are high enough that there is no certainty as to achievement. The targets are changed every year and reflect challenges with respect to various factors that impact adjusted EBITDA, such as sales volumes and pricing, cost control, working capital management, sales and marketing objectives, plasma platform objectives, and R&D objectives, among others. For the purpose of the adjusted EBITDA calculation, our compensation committee has discretion to adjust our actual results related to the performance targets, positively or negatively, for items which, in the opinion of the compensation committee, were not reasonably within management's control. The annual cash incentive awards under our bonus plans are designed to reward achievements during a given year, while long-term incentive compensation (such as the vesting of performance shares under our 2005 Stock Option Plan) serves to drive performance that reflects stockholder interests and provides rewards commensurate with investor returns. Additional information regarding our elements of compensation is included in "Management—Compensation Discussion & Analysis".

  •
  For performance stock options, compensation is recognized over the vesting period if management believes the adjusted EBITDA and unlevered free cash flow targets will be met. If the targets are not achieved as determined by our compensation committee, our performance stock options do not vest. We achieved the adjusted EBITDA and unlevered free cash flow targets for 2008, 2007, and 2006, such that applicable performance stock options for those years vested on April 1 of 2009, 2008, and 2007, respectively. We recognized performance-based stock option compensation expense of $9.7 million, $8.6 million, and $1.5 million for the years ended December 31, 2008, 2007, and 2006, respectively, and $2.8 million and $2.7 million for the three months ended March 31, 2009 and 2008, respectively.

  •
  For 2007 and 2006, the cash compensation under our bonus plans were based 33% on the achievement of targets for each of adjusted EBITDA, unlevered free cash flow, and various strategic objectives. For 2008, the cash compensation under our bonus plans was based 25% on the achievement of targets for each of adjusted EBITDA and unlevered free cash flow and 50% on the achievement of various strategic objectives. For 2009, the cash compensation under our bonus plans is based 40% and 30% on the achievement of targets for adjusted EBITDA and unlevered free cash flow, respectively, and 30% on the achievement of various strategic objectives. For the 2009 performance period, the unlevered free cash flow targets have yet to be determined and have been delegated to a special committee of our board of directors. If we do not achieve at least 90% of the adjusted EBITDA target, it is at the discretion of the compensation committee to decide if any cash compensation bonus is paid under the bonus plans. For each percentage point that we exceed the annual adjusted EBITDA or unlevered free cash flow targets, the cash compensation bonus base for each target is increased by 2.5% above the bonus base for that target. For the years ended December 31, 2008, 2007, and 2006, we recognized bonus compensation costs of $31.2 million, $22.7 million, and $27.3 million, respectively, and for the three months ended March 31, 2009 and 2008, we recognized bonus compensation costs of $6.0 million and $8.1 million, respectively, related to the bonus plans based on the achievement or projected achievement of the adjusted EBITDA and unlevered free cash flow targets and strategic objectives.

  •
  Lenders to determine compliance with debt covenants under our First and Second Lien Term Loans with Morgan Stanley and our revolving credit agreement with Wachovia. The total debt subject to covenants that use adjusted EBITDA as the basis of calculation was $1.2 billion at March 31, 2009, which represented all of our debt outstanding at March 31, 2009. Adjusted EBITDA is used as a basis for the calculation of our compliance with our Leverage Ratio (Total Debt divided by the last twelve months' adjusted EBITDA) and Interest Coverage Ratio (last twelve months' adjusted EBITDA divided by Cash Interest Expense). Both the Leverage Ratio and the Interest Coverage Ratio are two typical banking measures that reflect how a company is performing as measured by adjusted EBITDA to give the lender an indication of whether the company can service its debt.

        The calculation of adjusted EBITDA used by our management, our compensation committee, and our lenders are the same as presented below. Our management, our compensation committee, and our lenders use other measures in addition to adjusted EBITDA in managing the day to day operations of our business, determining compensation targets and evaluating performance under our incentive compensation plans, and evaluating compliance with debt covenants. Adjusted EBITDA has material limitations as an analytical tool and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under accounting principles generally accepted in the U.S. (GAAP).

        Adjusted EBITDA is a financial measure that is not defined by GAAP. A non-GAAP financial measure is a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in a comparable measure calculated and presented in accordance with GAAP in the statement of operations, such as net income (loss), or the statement of cash flows, such as operating cash flow; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. Adjusted EBITDA should not be considered a substitute for any performance measure determined in accordance with GAAP.

        Certain items that we eliminate in calculating adjusted EBITDA have been significant to our business and are expected to recur in the future: (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur interest expense related to our outstanding debt, (ii) to the extent that we incur income tax expense, it represents a necessary element of our costs and our ability to generate revenue because ongoing revenue generation is expected to result in future income tax expense, (iii) depreciation and amortization are necessary elements of our costs, (iv) non-cash compensation expense is expected to be a recurring component of our costs, although we expect that we will not grant equity based compensation in the same magnitude in the future, (v) expenses related to our special recognition bonuses are significant, and although we do not expect to grant bonuses of this magnitude in the future, bonuses will continue to be a key component of compensation to retain and attract employees, (vi) expenses related to debt extinguishment represents a necessary element of our costs to the extent that we restructure our debt. Although we currently believe other items such as management fees and transition and unusual or non-recurring expenses will not recur in the future in the same magnitude that they have occurred in the past, we may incur similar charges in the future.

        Interest expense, income taxes, depreciation and amortization are typical exclusions from net income when calculating the non-GAAP financial measure EBITDA. However, interest expense, income taxes, depreciation and amortization remain important elements in managing our operations.

  •
  Interest expense is largely a function of our capital structure and reflects our debt levels as determined in conjunction with our shareholders' objectives and evaluation of various financing alternatives. Management's effectiveness in managing cash and the related impact on interest expense is through the measurement and monitoring of unlevered free cash flow. We report upon and evaluate unlevered free cash flow monthly in comparison to our operating plan as well as comparable periods. Additionally, unlevered free cash flow is an important performance measure used by the compensation committee in determining management bonuses as well as the vesting of performance-based stock options.

  •
  Depreciation and amortization primarily result from the allocation of resources relative to investment decisions by our management and board of directors. Management provides capital spending plans annually to our board of directors for approval. Management performance relative to depreciation and amortization is evaluated through review of monthly results versus plan.

  •
  Income tax expense results from our performance and applying statutory tax rates in jurisdictions in which we operate coupled with the application of the income tax accounting guidance and tax planning strategies. Management is evaluated regarding income tax expense based on our overall effective tax rate relative to our business structure and our competitors.

        We do not rely solely on adjusted EBITDA as a performance measure and also consider our U.S. GAAP results. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered an alternative to net income, operating income, operating cash flow, or any other measures derived in accordance with U.S. GAAP. Because adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to similarly titled measures used by other companies. To properly and prudently evaluate our business, we encourage you to also review the U.S. GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

        In the following table, we have presented a reconciliation of EBITDA and adjusted EBITDA to the most comparable U.S. GAAP measure, net income:

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
Net income	$33,435	$9,565	$65,797	$123,565	$87,385
Extraordinary items(a)	—	—	—	—	(2,994)

Income before extraordinary items	33,435	9,565	65,797	123,565	84,391
Interest expense, net(b)	21,345	24,763	97,040	110,236	40,867
Income tax provision (benefit)(c)	18,940	6,725	36,594	(40,794)	2,222
Depreciation and amortization(d)	6,744	3,767	20,269	10,749	4,960

EBITDA	80,464	44,820	219,700	203,756	132,440
Transition and other non-recurring expenses(e)	—	—	—	15,251	73,203
Management fees(f)	1,859	1,526	6,871	6,097	5,645
Non-cash stock option expense(g)	8,293	5,318	27,892	13,911	2,244
Non-cash restricted stock expense(g)	2,769	2,579	10,815	7,330	435
Non-cash unrestricted stock expense(g)	—	—	—	—	3,960
Special recognition bonus expense(h)	1,798	1,746	6,622	8,167	37,891
Equity in earnings of affiliate(i)	(89)	(87)	(426)	(436)	(684)
Loss on extinguishment of debt(j)	—	—	—	—	8,924
(Gain) loss on sales of equipment(k)	266	—	48	(94)	—
Asset impairment charges, net of recoveries(l)	(385)	16,400	10,096	2,789	—
Retention bonus awards(m)	3,717	—	5,593	—	—
Other(n)	—	—	605	—	—

Adjusted EBITDA	$98,692	$72,302	$287,816	$256,771	$264,058

(a)
Represents non-cash purchase accounting adjustments associated with our acquisition of the Bayer Plasma net assets.

(b)
Represents interest expense associated with our debt structure. From our formation as Talecris on March 31, 2005 through March 30, 2006 our capital structure consisted of a $400.0 million credit facility, from March 30, 2006 through December 6, 2006 our capital structure consisted of a $440.0 million credit facility, and from December 6, 2006 through the present date, our capital structure consists of a $1.2 billion credit facility.

(c)
Represents our income tax expense (benefit) as presented on our consolidated income statements.

(d)
Represents depreciation and amortization expense associated with our property, plant, equipment, and all other intangible assets. As a result of our application of purchase accounting for our acquisition of the Bayer Plasma net assets, property, plant, equipment, and all other intangible assets acquired were recorded at zero fair value.

(e)
Represents the expense associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure.

(f)
Represents the advisory fees paid to Talecris Holdings, LLC, our sponsor, under the Management Agreement, as amended. This agreement will be terminated in connection with this offering.

(g)
Represents our non-cash equity compensation expense associated with stock options, restricted stock, and unrestricted stock.

(h)
Represents compensation expense associated with special recognition bonus awards granted to certain of our employees and senior executives. These awards were granted to reward past performance and were provided to these individuals in recognition of the extraordinary value realized by us and our stockholders due to the efforts of such individuals since inception of our operating activities on April 1, 2005. While the awards included deferred distributions for employee retention, we do not anticipate granting similar awards in the future.

(i)
Represents non-operating income associated with our investment in Centric Health Resources, Inc., which we believe are not part of our core operations.

(j)
Represents prepayment penalties and charges to write-off previously capitalized financing charges associated with our December 6, 2006 debt recapitalization transaction.

(k)
Represents net (gains) losses on sales of equipment which we believe are not part of our core operations.

(l)
Represents an inventory impairment charge, net of recoveries, of $5.8 million, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers, an impairment charge of $3.6 million related primarily to impairments of capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open, and other long-lived asset impairment charges of $0.7 million for the year ended December 31, 2008. Represents asset impairment charges of $2.8 million associated with the discontinuation of a capital project in 2007. Represents recoveries of $0.5 million related to the cGMP issue described above, partially offset by equipment impairment charges of $0.1 million for the three months ended March 31, 2009. Represents asset impairment charges of $0.1 million associated with the discontinuation of a capital project and an inventory impairment charge of $16.3 million due to the same cGMP issue described above for the three months ended March 31, 2008.

(m)
Represents merger related retention expense and other bonuses of $5.6 million and $3.7 million for the year ended December 31, 2008 and three months ended March 31, 2009 related to our terminated merger agreement with CSL.

(n)
Represents $0.9 million of costs related to the discontinuation of our IPO efforts during 2008, partially offset by insurance recoveries of $0.3 million.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        At March 31, 2009 we had cash and cash equivalents of $12.6 million. Under the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our springing lockbox directly to the administrative agent for the lending syndicate. Because our cash and cash equivalents are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the carrying value of our cash and cash equivalents. We actively monitor changes in interest rates.

Interest Rate Risk

        We are exposed to interest rate risk through our floating rate debt instruments. At March 31, 2009, our indebtedness totaled $1.2 billion, all of which exposed us to floating interest rates. Based upon the average floating rate debt levels outstanding during the three months ended March 31, 2009 which are not covered by our interest rate swaps and caps, a 100 basis point increase in interest rates would have impacted our interest expense, net, by approximately $1.4 million.

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term indebtedness. At March 31, 2009, we had four variable-to-fixed interest rate swaps outstanding in the aggregate notional principal amount of $440.0 million, which mature on various dates through February, 2013. At March 31, 2009, we also had two interest rate caps outstanding in the aggregate notional principal amount of $175.0 million, which mature on February 14, 2010. We do not use derivative financial instruments for speculative or trading purposes.

Foreign Currency Risk

        We operate internationally and enter into transactions denominated in foreign currencies. As such, our financial results are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Our foreign currency exposures are primarily limited to the Canadian dollar and the euro. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenue and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' deficit. We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred in our consolidated income statements. We incurred transaction losses of $3.8 million for the three months ended March 31, 2009 primarily as a result of a strengthening U.S. dollar as compared to the euro.

        Since we operate internationally and approximately 33.5% of our net revenue for the three months ended March 31, 2009 was generated outside of the United States, foreign currency exchange rate fluctuations could significantly impact our financial position, results of operations, cash flows and competitive position. Our product net revenue was positively impacted by $4.9 million, or 1.7%, as a result of favorable foreign currency exchange rate fluctuations in relation to the U.S. dollar during the three months ended March 31, 2009.

        For purposes of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% strengthening of the U.S. dollar compared with the Canadian dollar and euro for the three months ended March 31, 2009. Assuming a 10% strengthening of the U.S. dollar, our product net revenue would have been negatively impacted by approximately $3.2 million and there would have been minimal impact to our transaction losses for the three months ended March 31, 2009. To date, we have not hedged our exposure to changes in foreign currency exchange rates, and as a result, we could incur unanticipated translation gains and losses.

Commodity Risk

        Plasma is the key raw material used in the production of our products, which has historically accounted for more than half of our cost of goods sold. We procure plasma from our own plasma collection centers and from third parties, all located within the United States. In periods of rising demand for these materials, we may experience increased costs and/or limited supply. These conditions can potentially result in our inability to acquire key production materials on a timely basis, or at all, which could impact our ability to produce products and satisfy incoming sales orders on a timely basis resulting in the breach of distribution contracts, or otherwise harm our business prospects, financial condition, results of operations and cash flows. In addition, increased costs of materials or the inability to source materials could result in higher costs of production resulting in compressed profit margins, loss of customers, a negative effect on our reputation as a reliable supplier of plasma-derived products, or a substantial delay in our production growth plans.

        In order to enhance the predictability, sustainability, and profitability of our plasma supply, we have devoted significant resources on the internal development of our plasma collection center platform, which has included organic growth, the acquisition of additional plasma collection centers from IBR, and strategic alliance agreements with third parties under which we provide financing for the development of plasma collection centers that are dedicated to our plasma collection, and that we have the option to purchase under certain circumstances. At June 30, 2009, our plasma collection center platform, including those operated for us by IBR, consisted of 73 operating centers, of which 64 were licensed. These centers collected approximately 62% of our plasma during the three months ended March 31, 2009 and our plan is for our plasma collection center network to provide approximately 90% of our current plasma requirements once it matures during the next five years.

        For purposes of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% increase in the cost of plasma used to produce the products sold during the three months ended March 31, 2009. Assuming this 10% increase in the cost of plasma, our cost of goods sold would have increased by $11.0 million and our gross margin would have been negatively impacted by 296 basis points for the three months ended March 31, 2009. This sensitivity analysis assumes that we would not be able to pass the hypothetical cost increase to our customers in the form of pricing increases.

 INDUSTRY

Overview of the Plasma Products Industry

        Industry Dynamics.    The human plasma-derived products industry has demonstrated revenue growth at a compound annual rate of approximately 8% globally over the past 21 years with worldwide sales of approximately $9.7 billion in 2007 based on MRB data. U.S. sales have grown at a compound annual rate of approximately 10% over the past 18 years with sales of $4.0 billion in 2008, representing a 14.4% increase over 2007, according to the MRB U.S. Book. Consistent worldwide growth in demand and favorable supply/demand dynamics have generally provided a basis for price increases over the past five years.

        Significant industry consolidation has reduced the number of major producers of plasma-derived products in the U.S. to five companies, including us. Three companies, including us, currently collectively account for almost 81% of U.S. sales according to the MRB U.S. Book. The industry today has fewer participants, which tend to be larger, vertically integrated and profit driven, with the scale necessary to permit investment in the development of new therapies and indications, and more efficient and compliant facilities to serve the patient community.

        We believe that many plasma-derived products are underutilized and have positive growth outlook. We believe worldwide unit volume demand for plasma-derived products will grow over the long term at a compound annual rate of approximately 6% to 8%, driven principally by the following factors:

  •
  population growth;

  •
  discovery and approval of new applications and indications for plasma-based products;

  •
  growth of diagnosed cases;

  •
  increased treatment of untreated but diagnosed patients;

  •
  increased patient compliance and appropriate dosing levels for diagnosed, treated patients; and

  •
  geographic expansion.

        There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business, which requires a highly skilled workforce with specialized know-how; significant intellectual property, including trade secrets relating to purification of products and pathogen safety; the need to develop recognized and trusted brands as well as sales, marketing and distribution infrastructures and relationships; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide. Additionally, the construction and maintenance, including regular improvements necessitated by evolving standards of current Good Manufacturing Practices (cGMP), of production facilities requires extensive capital expenditures and may involve long lead times to obtain necessary governmental approval. For example, we have invested approximately $572 million in our primary manufacturing facility since 1995. Further, unlike small molecule pharmaceutical products, which are often subject to patent expirations on a defined date, plasma-derived protein therapies are usually protected through intellectual property relating to process, including trade secrets, which may not have a scheduled expiration. New entrants may, however, develop and market competing products by subcontracting portions of the manufacturing process, such as fractionation or purification, from existing plasma derivative manufacturers. Also, existing fractionators with operations in one region may have lower barriers to entering other regional areas. In addition, while the industry's plasma supply constraint has eased, any new competitors in the U.S. would need to secure an adequate supply of U.S. plasma since, as a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe and Canada, only plasma collected in the U.S. is certified for use in products sold in the U.S. Since there are currently a very limited number of independent plasma suppliers, much of whose plasma collection and center development capacity is already contracted to existing fractionators, any new competitor would likely have to eventually develop their own U.S. based plasma collection centers and related infrastructure.

Plasma-Derived Products

        The three largest selling plasma proteins, which together constituted approximately 71% and 73% of plasma-derived product sales in the world in 2007 and the U.S. in 2008, respectively, and their therapeutic properties are:

  •
  IGIV products, which are antibody-rich plasma therapies that have long been used in the treatment of immune related disorders such as primary immune deficiencies (PI) and certain autoimmune disorders, such as CIDP, where IGIV is thought to act as an immune modulator. Physicians frequently prescribe IGIV for a wide variety of diseases even though these uses are not described in the product's labeling and differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred standard of care or treatment of last resort for many patients in varied circumstances. We believe that a significant portion of IGIV volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. We estimate neurologists are the largest prescribers in the U.S., representing 48% of the total IGIV volume. We further estimate CIDP and PI collectively represent approximately 55% of U.S. IGIV volume. Demand for IGIV has increased rapidly in recent years, and it now represents the largest plasma-derived product by sales value. It is one of the key growth drivers of the industry largely due to the increasing number of medical conditions for which IGIV is used. We expect worldwide unit volume demand to grow over the long term at a compound annual rate of approximately 6% to 8% with similar growth in the U.S. Because IGIV is a complex mixture of antibody molecules, no recombinant (or synthetic) means of production currently exists. Thus, IGIV can only be derived from human plasma. Our most significant revenue generating product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading revenue products in the IGIV market, with a reputation as a premium product.

  •
  Factor VIII, which is a blood coagulation factor for the treatment of Hemophilia A. Hemophilia A is a hereditary condition that affects an estimated 380,000 patients worldwide; however, we estimate that only one-third of those have been identified and are being treated. A recombinant substitute has been developed for Factor VIII. Recombinant Factor VIII is currently priced higher than plasma-derived Factor VIII because recombinants have generally been perceived to be safer. In 2007, worldwide sales of plasma-derived Factor VIII were $1.2 billion and comprised 12% of the global plasma product sales. Recombinant Factor VIII sales in 2007 were $3.5 billion worldwide. Recombinant Factor VIII was more prevalent in the U.S. in 2008 with 86% of total Factor VIII sales and 81% of units. In Europe, recombinant Factor VIII had 73% of sales and 63% of the units. The plasma-derived Factor VIII market had a compound annual growth rate of 4% over the past five years. The global market for plasma-derived Factor VIII is supply constrained resulting in unmet demand. Growth in plasma-derived Factor VIII is being driven by increased patient identification and treatment in developing countries. The current per capita Factor VIII utilization is significantly higher in the U.S. and European Union (EU) than in developing countries. We produce and market plasma-derived Factor VIII under our Koate DVI Antihemophilic Factor (human) brand.

  •
  Albumin, which is used as an expander of plasma volume after significant blood losses during surgery or trauma, for severe burns or for patients with acute liver or kidney failures. Prices of, and demand for, albumin have stabilized recently as prescribers have recognized that albumin has therapeutic significance. The demand for albumin has increased since 2000 and is projected to grow moderately over the next few years. Prices for albumin have increased significantly since 2005, although they have not reached historical highs, as the average selling price for albumin reached

    $50.15 in 1998. The U.S. average selling price in 2008 was $33.25, having grown at a compound annual rate of 29% since 2005, when the average selling price was $15.58. We produce and market albumin and Plasma Protein Factor (human) (PPF) under two brand names: Plasbumin and Plasmanate, both of which are derived from plasma Fraction V.

        A1PI is a fourth protein that is financially important to us and is growing in sales. From December 1987 to December 2002 we had the only FDA approved A1PI product, Prolastin A1PI, which had net revenue of $316.5 million in 2008. In December 2003, two competing A1PI products were introduced into the market. We expect that increased spending on patient identification and physician education, as well as product introduction in additional countries, will increase the demand for A1PI products.

        The following chart presents a breakdown of worldwide sales of plasma derivatives by product category in 2007.

2007 Plasma Derivative Worldwide Sales by Category

Plasma-Derived Products Sales by Geographic Region

        Due to the high demand and cost of plasma-derived therapies, the majority of plasma sales are derived from the more economically developed regions in the world. Compared to the U.S. and Canada, where the industry is open, though highly regulated, Europe is characterized by local fractionators, considerable government control, and divergent health care systems. Japan is mainly supplied by local producers. The following chart presents a breakdown of the global sales of plasma derivatives by region in terms of sales in 2007.

Estimated 2007 Plasma Derivative Worldwide Sales by Region

Plasma Collection and Testing

        Plasma may be obtained in two different ways. The traditional method is through the separation of plasma from blood obtained from a blood donation. This is referred to as "recovered plasma." This plasma is the by-product of donations made at blood banks or transfusion centers because the main objective of these banks and centers is to obtain the blood cells and platelets.

        The second method for obtaining plasma is through a process called "plasmapheresis" whereby plasma is mechanically separated from the cellular elements of blood (such as red and white cells and platelets) through centrifugation or membrane filtration at the time the donation is made. These cellular elements are then returned to the donor as part of the same procedure. Because blood cells are returned, it is possible for individuals to donate plasma more frequently than whole blood. Plasma obtained through plasmapheresis is referred to as "source plasma." We believe that source plasma constitutes roughly two-thirds of plasma processed by fractionators.

        In order to prevent the deterioration of coagulation factors, plasma is typically frozen as soon as possible after collection. Source plasma is generally frozen within six hours following donation, whereas recovered plasma must first be separated from the blood cells. Freezing must be carried out within 24 to 72 hours if intended for the fractionation and purification of proteins.

        U.S. and European regulatory authorities impose stringent requirements to avoid the transmission of blood borne diseases. Each donation is typically tested for the following infections: Hepatitis A, Hepatitis B, Hepatitis C, Parvo B-19 and HIV. Then it is sent to a fractionator, where it undergoes additional viral marker testing as well as nucleic acid testing in the production environment. Thereafter, it is broken down into its constituent parts, or "fractions." "Bulk" fractions are further refined into final products through various purification processes, formulation and aseptic filling.

        As a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe, only plasma collected in the U.S. is certified for use in products sold in the U.S.

Production of Plasma-Derived Products (Fractionation)

        Three principle techniques are used to separate proteins into bulk fractions: the Cohn, Kistler-Nitschmann and Chromatography techniques.

  •
  Cohn.    Cohn, the most widely employed technique and the one we use, subjects plasma to varying conditions of alcohol concentration, pH level and temperature to separate specific protein fractions from the plasma. The fractions are then collected using centrifugation or filtration. Following fractionation, the protein pastes are purified using steps such as solvent detergent treatment, caprylate incubation, column chromatography, and various methods of filtration. In 2003, we began use of the more advanced chromatography technique for purification of fraction II and III paste to produce our Gamunex IGIV product.

  •
  Kistler-Nitschmann.    Kistler-Nitschmann is derived from the Cohn process and is often used in smaller fractionation facilities. This technique produces a limited product range, consisting of primarily immunoglobulins and albumin.

  •
  Chromatography.    Chromatography separates plasma proteins by specifically targeting the unique characteristics of each protein, which include: molecular size, using gel filtration; charge, using ion exchange chromatography; and known reactions with specific molecules, using affinity chromatography. Chromatography has higher product purity and superior product yields compared to the Cohn technique. However, regulatory hurdles, including the approval process for the procedure and the type of production facility required, have made the cost of switching to chromatography very expensive. As a result, few plasma fractionators have adopted this technique for fractionation, although many use it for purification.

        Once the plasma has been broken down into bulk fractions using one of these separation techniques, each fraction undergoes a series of production steps including purification, filling, freeze-drying (for those products requiring lyophilisation), packaging and distribution. Purification involves the further isolation of the fraction, as well as viral removal/inactivation steps, using a variety of technologies. The specific procedures used differentiate the end product and are generally proprietary to each fractionator.

Plasma Supply Consolidation and Rationalization

        Plasma-derived product manufacturers secure human plasma in the United States from either third-party supply contracts (e.g., with a blood bank or with an independent plasma collection company) or from vertically integrated plasma collection centers. Historically, several of the largest global fractionators relied on smaller, independently owned U.S. source plasma collection companies to supply a portion of their plasma supply. Over time, fractionators chose to vertically integrate and acquire many of these suppliers. As of 2009, all five of the largest global fractionators are either fully integrated or, like us, have a significant percent of their total plasma collection internalized as a result of vertical integration.

        The vertical integration of the plasma supply has resulted in fewer, but more efficient, plasma collection centers in the United States producing more U.S. source plasma. From 1996 to 2008, we believe that the number of U.S. plasma collection centers decreased from 454 to 389, while the volume of source plasma has increased from 11.8 million liters to 15.4 million liters.

        The growth in U.S. source plasma collections over the past several years has been higher than in other geographic areas, primarily due to the desire of fractionators to have the flexibility to export U.S. source plasma for the manufacture of products outside the U.S., the favorable collection environment for source plasma centers in the U.S., and by the decreasing availability of recovered plasma worldwide.

        Market estimates continue to point to new growth in U.S. source plasma, as new centers are developed in the U.S. and individual plasma center productivity improves. Despite the growth in U.S. source plasma supply, a continued increase in demand for plasma products in recent years has led to industry supply constraints, which supported pricing increases for many plasma products and stimulated the addition of new plasma collection centers to meet the increased need for source plasma. As a result of demand and as a result of increased collection and testing costs, prices for key plasma-derived products have generally increased over the past three years.

        In response to IGIV demand, we and some of our competitors and independent suppliers opened a significant number of new plasma collection centers. We believe that worldwide plasma collection is increasing and will continue to increase in future years, primarily driven by increased plasma collection in the U.S. The supply of plasma has sufficiently increased providing a more balanced level of IGIV supply and demand. As a result, the supply of IGIV inventory has been increasing throughout the distribution channel from the previous low levels.

Fractionation and Purification Capacity Rationalization

        As overall plasma supply was reduced from 2000 to 2005, industry utilization of facilities and in some cases capacity for fractionation was also reduced. Currently, product production capacity may be limited by fractionation capacity or purification capacity. Our competitors and we have announced plans to invest in the development of additional fractionation and purification capacity, which should allow production of plasma-derived therapies to meet the pace of demand.

Industry Consolidation

        We believe that, in addition to the capacity reductions described above, the plasma products industry has been transformed in the past decade by the exit of traditional pharmaceutical companies, such as Aventis S.A., Bayer AG and Mitsubishi Pharma Corporation, and of major non-profits, such as the American Red Cross, from the plasma proteins business. Over the same period, the industry had undergone sudden restrictions in product supply, with the imposition of consent decrees resulting from regulatory action by the FDA against certain manufacturers, which limited their ability to release product for sale. These restrictions on product release were lifted in relatively close proximity in 2000 and 2001, creating an excess supply environment in subsequent years. In response, the remaining producers subsequently rationalized production and plasma collection capacity and began to vertically integrate. The number of major producers of plasma products globally decreased from 13 in 1990 to 8 in 2002 and to 5 in 2005. Three major producers, including us, collectively accounted for almost 81% of 2008 U.S. sales of plasma-derived products. The resulting industry has fewer participants, that tend to be larger, vertically integrated and more profit driven.

Recombinant Manufacturing

        During the late 1970s and early 1980s, some plasma-derived Factor VIII patients were exposed to HIV and Hepatitis C through contaminated Factor VIII products. In an effort to eliminate the risk of pathogen transmission, scientists developed recombinant or synthetic alternatives to plasma-derived Factor VIII products for the treatment of Hemophilia A and Hemophilia B.

        Recombinant products have taken a significant share of Factor VIII sales due to their independence from human plasma. Of the 6.2 billion units of Factor VIII sold in 2007, approximately 60% were recombinant. On a per unit basis, recombinants are priced approximately 50% higher than plasma-derived products and have been adopted more rapidly in the U.S. and industrialized nations. The high cost of recombinant products prevents their use in developing markets where plasma derivatives are the standard. We are conducting pre-clinical development of recombinant Factor VIII proteins utilizing advanced protein production technology.

        Although recombinant technology could be used to produce any of the coagulation proteins found in blood, its use is limited to larger, more developed markets, which have the demand to sustain the high cost of development. Most other plasma products, such as IGIV and A1PI, are not currently produced using recombinant technologies for human therapeutic use.

        In the case of IGIV, this is due to its nature as a collection of different types of antibodies, which makes the development of a recombinant version very difficult. In the case of A1PI, we believe that no recombinant competitor for the therapy of Alpha-1 deficiency has developed a molecule that could have a half-life equivalent to the plasma-derived protein; however, emerging protein production technologies could make a recombinant competitor feasible. We are conducting pre-clinical development of recombinant A1PI using advanced protein production technology.

        We have begun work to develop a recombinant version of Plasmin. We have secured intellectual property rights around this product and hope to eventually commercialize recombinant Plasmin for the treatment of ischemic stroke. The ability for us to produce therapeutic proteins by recombinant means would significantly expand our opportunities to produce additional products in the future.

U.S. Plasma Products Distribution

        Historically, manufacturers of plasma-derived products sought to distribute their finished product through the same distribution channels as pharmaceuticals, typically through wholesalers, which purchased products at fixed prices, re-sold them at contract prices and charged the difference to the manufacturer. The plasma therapeutics market, however, has evolved from wholesalers to highly specialized plasma distributors, including:

  •
  "Group Purchasing Organizations," or GPOs, which are umbrella buying groups representing inpatient and outpatient hospitals and non-acute members who benefit through consolidated supply contracts. GPOs do not purchase products directly, rather, they select authorized distributors which purchase inventory and handle all product logistics for their members. GPOs typically carry two or more of each brand of product under multi-year purchase contracts.

  •
  Wholesalers/Distributors either provide product directly to, or enter into distribution agreements with, hospitals, GPOs, and physician offices. The distributor is generally paid service fees for "encumbered" products on a GPO contract, or they purchase "unencumbered" products directly from manufacturers which are not part of a GPO contract. Distributors determine which customers receive this "unencumbered" product.

  •
  Homecare and specialty pharmacy providers are a growing segment which provides patient treatment in the home, either through self-medication or with the assistance of a nurse. These providers either purchase products direct from manufacturers or through GPOs.

  •
  Manufacturing Direct programs distribute products directly to a physician's office or patient's home.

        The distribution by product line and type are summarized as follows:

  •
  It is estimated that 64% of the IGIV sold in the U.S. in 2008 was purchased by hospitals through contracts negotiated with GPOs; physician offices represented about 18% of IGIV volume; and homecare companies and specialty pharmacies represented 17% of the IGIV volume.

  •
  A1PI is generally distributed by homecare companies and specialty pharmacies and administered by a nurse at home or at a hospital infusion suite. In the U.S., Prolastin A1PI is sold directly to patients through our Prolastin Direct program, which includes nursing, reimbursement, and health management services. These services are administered by Centric Health Resources, in which we hold a 30% equity interest. Competing products in the U.S. generally sell to homecare providers.

  •
  Albumin is generally used in surgical and trauma settings and is generally sold to hospital groups.

  •
  Clotting factors, such as Factor VIII, generally are self administered by patients and are mainly channeled from manufacturers to patients through home care companies and similar agencies.

 BUSINESS

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune deficiencies (PI), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases and severe trauma. In 2007, we had a 24% share in North America of plasma-derived proteins (based on product sales and contract manufacturing combined) and a 12% share worldwide (based on product sales), according to MRB data.

        Our largest product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading products in the intravenous immune globulin (IGIV) segment, with a reputation as a premium product. Gamunex has demonstrated efficacy, safety, and patient outcomes in more FDA approved indications than any other liquid IGIV (PI, Idiopathic Thrombocytopenic Purpura (ITP), and CIDP). Gamunex is the only IGIV approved for the treatment of CIDP, a neurological indication, in the U.S., Europe and Canada. The Gamunex IGIV share of sales in 2007 was 27% in North America and 16% globally based on MRB data. Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human) had a 67% share of sales in the United States in 2008 and a 76% share of sales worldwide in 2007 and has a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category. In addition to Gamunex and Prolastin, which together represented 72.3% of our net revenue in 2008, we also produce and sell albumin, Koate DVI Factor VIII, hyperimmunes, Thrombate III Antithrombin III, PPF powder and other products. Our products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. Our six key products categories and their indications are given in the table below:

Category and Talecris Key Products	Our Indications	Talecris Share of Sales	Historic Growth Rate CAGR	Talecris Net Revenue 2008(in millions)

IGIV Gamunex IGIV	U.S. and EU—PI, ITP. U.S., Canada and EU—CIDP. EU only—Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Post Bone Marrow Transplant	21%—U.S.(1) 16%—Worldwide(2)	15%—U.S.(3) 13%—Worldwide(4)	$479.5—U.S. $703.2(8)—Worldwide

A1PI Prolastin A1PI	A1PI Deficiency related emphysema	67%—U.S.(1) 76%—Worldwide(2)	18%—U.S.(3) 15%—Worldwide(4)	$202.7—U.S. $316.5—Worldwide

Fraction V (Albumin and PPF) Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe trauma, acute liver and kidney failures	12%—U.S.(1) 7%—Worldwide(2)	21%—U.S.(5) 11%—Worldwide(10)	$38.7—U.S. $72.6(8)—Worldwide

Factor VIII Koate DVI	Hemophilia A	4%—U.S.(1) 3%—Worldwide(2)	4%—U.S.(11) 3%—Worldwide(4)	$8.6—U.S. $40.2—Worldwide

Antithrombin III Thrombate III Antithrombin III	Anticoagulant	100%—U.S.(1) 5%—Worldwide(2)	29%—U.S.(9) 3%—Worldwide(4)	$21.3—U.S. $21.3—Worldwide

Hyperimmunes GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus	15%—U.S.(1) 10%—Worldwide(2)	11%—U.S.(5) 5%—Worldwide(4)	$60.7—U.S. $78.2—Worldwide

(1)
For the 2008 calendar year, according to MRB.

(2)
For the 2007 calendar year, according to MRB.

(3)
Represents the compound annual growth rate (CAGR) from 1998 to 2008, calculated based on data from MRB.

(4)
Represents the CAGR from 1996 to 2007, calculated based on data from MRB.

(5)
Represents the CAGR from 2003 to 2008, calculated based on data from MRB.

(6)
Represents the CAGR from 1986 to 2007, calculated based on data from MRB.

(7)
Represents the CAGR from 1986 to 2008, calculated based on data from MRB.

(8)
Includes tolling revenues from the Canadian blood system.

(9)
Represents the CAGR from 2004 to 2008, calculated based on internal data.

(10)
Represents the CAGR from 2003 to 2007, calculated based on data from MRB.

(11)
Represents the CAGR from 2002 to 2007, calculated based on data from MRB and other market research.

        We established our leading industry positions through a history of innovation including developing the first ready-to-use 10% liquid IGIV product in North America, the only IGIV product approved for use in neurology in North America, and the first A1PI product globally. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. We continue to develop products to address unmet medical needs and, as of March 31, 2009, employ 263 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products, including new indications, and discovery of new products. Our research and development expenditures amounted to $66.0 million for the year ended December 31, 2008.

        Our business is supported by a fully integrated infrastructure including, as of June 30, 2009, 64 licensed plasma collection centers, two owned and operated manufacturing facilities (including our facility in Clayton, North Carolina, which is one of the world's largest integrated fractionation and purification facilities), a distribution network and sales and marketing organizations in the U.S., Canada, Germany and other international regions. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Our long experience as a producer and marketer of plasma-derived protein therapies has enabled us to forge strong ties with members of the medical community, patient advocacy groups and our distributors.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma products industry:

  •
  Premium Global Liquid 10% IGIV Product.    Our product, Gamunex IGIV, which was launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV segment with a 21% share of U.S. sales in 2008 according to the MRB U.S. Book. We believe Gamunex IGIV is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. Gamunex was shown to be the preferred liquid IGIV of allergists/immunologists in the United States (source: Harris Interactive Report January 2007). As a measure of our focus on continued enhancement of product safety, the manufacturing process for our IGIV therapy incorporates prion removal, which is described in the FDA approved labeling for Gamunex. We also use a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products made with a harsher solvent/detergent purification process. Gamunex has demonstrated efficacy, safety and patient outcomes in more FDA approved indications than any other liquid IGIV (PI, ITP and CIDP). Gamunex IGIV is the only IGIV approved for CIDP in the U.S., Europe and Canada. Our CIDP indication approval makes us the only IGIV approved for use in a neurological indication in North America. We believe CIDP is the largest IGIV segment in the U.S., representing 29% of total unit volume. Further, the FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. through September 2015.

  •
  Leading Producer of A1PI with Strong Brand Recognition.    We are the world's largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema. In 2008, Prolastin A1PI had a 67% share of sales in the United States and an over 90% share of sales in the European Union where we are licensed in 14 countries and compete with another licensed A1PI product only in Spain. We are also the only licensed A1PI production in Canada. While other manufacturers began selling A1PI products in the United States and Spain beginning in 2003, we continue to benefit from having been the first provider in this product class and from our strong relationships with the primary patient advocacy groups. We believe Prolastin is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty, with an annual retention rate of over 96%. Based upon our internal estimates, we believe that approximately 30% of the global patient population for A1PI products resides in European countries where Prolastin is now licensed. We are developing additional product enhancements, including Alpha-1 MP A1PI, which has improved yields and higher concentration, and an inhaled version of our A1PI product. We have submitted a sBLA to the FDA and a sNDS to Health Canada for the approval of our Alpha-1 MP A1PI. We expect a post-approval clinical trial will be required as a condition for approval of Alpha-1 MP A1PI.

  •
  Vertically Integrated Global Platform.    We have an integrated platform that allows us to appropriately control our plasma supply and production process.

  •
  TPR Plasma Platform:    Until 2006, we purchased all of our plasma, which is our primary raw material, from third parties. Since then, we have successfully designed and executed our vertical plasma supply integration strategy and, as of June 30, 2009, we operated 68 plasma collection centers with over 2,300 employees and IBR operated five additional centers on our behalf for a total of 73 centers. Over the past two years, we have aggressively expanded our plasma supply through our own collection centers under Talecris Plasma Resources Inc. (TPR) and through our strategic relationship with International BioResources L.L.C. and affiliated entities (IBR). This gives us access to future supply of plasma that we believe will meet product demand and enable us to increase margins as we lower our collection cost per liter. These 73 centers collectively represent substantially all of our currently planned collection center network. We expect that this network will provide approximately 90% of our current plasma requirements once it matures during the next five years. Additionally, in August 2008 we entered into a five-year plasma supply agreement with CSL Plasma Inc., which will further alleviate future plasma supply shortfalls.

  •
  Integrated Facilities:    Our Clayton, North Carolina site is one of the world's largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. Together with our facility in Melville, New York, we have a combined fractionation capacity of 4.2 million liters of plasma per year. Our facilities at Clayton have benefited from roughly $572 million of capital investment since 1995, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as our chromatographic purification facility and our high-capacity sterile filling facility. Our capital expenditures over the next five years will be substantially higher than in the past as a result of planned upgrades to our facility.

  •
  Leader and Innovator in the Global Plasma Products Industry.    We are one of the largest producers and marketers of plasma-derived protein therapies in the world. We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. Our longstanding infrastructure, processes and expertise have enabled us to develop a stable of growing marketed products and create a robust pipeline of potential new products.

  •
  Process and Product Innovation: We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product in the world. We have applied new developments in protein purification, including caprylate and chromatography technologies, and are now producing and selling a third generation IGIV product.

    •
    R&D Pipeline: Our current research and development consists of a range of programs that aim to develop new products, obtain new therapeutic indications for existing products, enhance product delivery, improve concentrations and safety, and increase product yields. Our Phase I/II candidate, Plasmin, represents an opportunity to expand into a new segment addressing the dissolution of blood clots including acute peripheral arterial occlusion (aPAO) and ischemic stroke. We have also successfully completed pivotal clinical trials and submitted regulatory filings for licensures of Alpha-1 MP A1PI and Gamunex for subcutaneous administration for the treatment of PI.

  •
  Favorable Distribution Arrangements.    We enjoy favorable distribution arrangements, particularly in North America for our IGIV products. Our size, history and reputation in the industry have enabled us to establish direct and indirect channels for the distribution of our products, and have provided us with experience in appropriately addressing our key regulators, doctors, patient advocacy groups and plasma protein policy makers.

  •
  We have three specialty sales teams (Immunology/Neurology, Pulmonary and Hematology/Specialty) that have a combination of extensive commercial and healthcare-related experience calling on a variety of touch points including physicians, pharmacists, and homecare companies. Our specialty sales teams educate physicians and other healthcare providers on the benefits of our plasma-derived therapies. Our Immunology/Neurology team will be focused on promoting Gamunex as the only IGIV product approved for a neurological indication in the U.S. Our Pulmonary team focuses on the identification of A1PI patients and driving brand choice for Prolastin. Our Hematology/Special team promotes Koate, Thrombate III Antithrombin III, and our portfolio of hyperimmune products.

  •
  We are the primary supplier of plasma-derived products to the Canadian blood system under our contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec. We were awarded new five year contracts in December 2007, which became effective April 1, 2008. Under these contracts, we fractionate 70% of Canadian plasma and we expect to supply the majority of the Canadian requirements for IGIV during the terms of the contracts. The contracts may be extended for two one-year terms upon agreement of the parties. The total purchase commitment by Canadian Blood Services and Hema Quebec under these contracts is approximately $139 million and $72 million, respectively, in 2009, subject to annual volume and price adjustments. Canadian Blood Services has elected to pursue a dual-source strategy, where we are the primary supplier, whereas Hema Quebec continues to pursue a sole-source strategy with us. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to our manufacturing facility in Clayton, North Carolina for fractionation, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services was set at the beginning of the contract period, subject to adjustment for inflation. The contracts are terminable upon the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service. These five-year contracts are currently the largest government contracts for IGIV units globally.

  •
  Since 2005, we have rationalized our distribution network and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, home care and specialty pharmacy providers and distributors which we believe grant us favorable committed volume and payment terms, including liquidated damages if they fail to purchase the agreed volume of products. We have contractual commitments from our customers for a majority of our IGIV volume over the next three to five years. We have made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of our distribution system.

  •
  Experienced, Proven Management Team.    Our business is led by an experienced management team, with our executive officers possessing an average of nearly 11 years of experience in the plasma/protein therapeutics business and an average of over 15 years of experience in healthcare-related businesses. We have the complex technical knowledge required in the protein therapeutic products industry, proven competency in commercializing protein therapeutic products and the expertise to manage an operationally complex business efficiently.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

  •
  Capitalize on Favorable Industry Dynamics.    The plasma- derived protein therapeutics industry has enjoyed favorable market conditions. We anticipate continued growth in unit volume demand for plasma-derived products. As a result of the long-term increase in demand for our plasma-derived products, pricing has increased steadily for our key plasma-derived products since 2004. We believe that many therapeutic conditions treated by plasma-derived products, such as PI, CIDP, A1PI deficiency and hemophilia, are underdeveloped with an opportunity for growth with increased diagnosis, patient compliance and geographic expansion. We believe that we are well positioned to take advantage of these opportunities due to our premier products, approved indications and integrated plasma supply chain.

  •
  Achieve Cost Efficiencies in our Plasma Collection Platform.    In 2006, we made the strategic decision to vertically integrate our plasma supply chain in order to enhance the predictability, sustainability and profitability of our plasma supply. We have grown and integrated our raw material supply chain through the expansion of our plasma collection platform, which has included organic growth, the acquisition of additional plasma collection centers from IBR, and third party center development agreements, primarily with IBR, under which we provide financing for the development of plasma collection centers that are dedicated to our plasma collection, and which we have the option to purchase under certain circumstances. As of June 30, 2009, TPR and our strategic partner, IBR, operated 73 centers. These 73 centers collectively represent substantially all of our currently planned collection center network. We expect that this network will provide approximately 90% of our current plasma requirements once it matures during the next five years. The table below summarizes the status of our centers as of June 30, 2009:

Center Type	Licensed	Unlicensed	Total
TPR	60	8	68
IBR	4	1	5

Total	64	9	73

    As newly opened plasma centers mature and approach anticipated normalized collection volumes, and as a larger proportion of our collection centers reach efficient collection volumes, our collection cost per liter of plasma should decrease due to lower levels of unabsorbed TPR infrastructure costs, reduced center development and start-up expenses, and economies of scale.

  •
  Realize Operating Leverage.    We seek to improve our profitability by capitalizing on the operating leverage in our business model. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. Moreover, our capital expenditure plan is designed, in part, to facilitate the production of an increasing volume of existing products from each liter of plasma. These products would have a high marginal profit contribution. As such, we plan to devote substantial resources to increase our production capacity both generally and of these additional products in order to capture operating leverage. We may leverage available capacity in Gamunex IGIV purification even if we do not produce added quantities of other therapies. If successful, this plan could result in lower gross profit margin percentage, but greater profit and cash flow. Additionally, we plan to invest to increase our production of our other plasma-derived therapies, thus increasing the value from each liter of plasma. Maintaining our profitability would assist us in meeting the need for additional research and development, increasing raw material costs, and the significant investments necessary to maintain and expand production to preserve access to our therapies.

  •
  Expand Internationally.    Last year approximately 80% of our sales were generated in North America, but North America represented only approximately 40% of global plasma product sales in 2007, according to the MRB Worldwide Book. We intend to leverage our products, brands and distribution networks to expand internationally. In 2006 we completed Mutual Recognition Procedures for both Gamunex IGIV with 15 European Union member states and for Prolastin A1PI with ten European Union member states. We have been negotiating reimbursements for Prolastin A1PI in these countries, but have not been successful in receiving reimbursements to date. We will launch Gamunex IGIV in three additional European countries this year and plan to launch in approximately ten European countries over the next several years as part of our plan to significantly grow our European business. We also sell into approximately 40 countries outside of North America and Europe. We pursue business opportunities in these countries primarily through government bidding processes where we can achieve favorable pricing and leverage our established distribution networks. In the fourth quarter of 2008 we launched Gamunex IGIV in 10 countries in the Middle East, Far East and Latin America. We are actively registering Gamunex IGIV in additional countries to expand our geographical presence. Looking forward, we plan to grow both Gamunex IGIV and Koate DVI Factor VIII (human) in selected regions as more product becomes available.

  •
  Manage Product Life Cycles and Invest in Protein Therapies.    We continually evaluate new therapeutic indications, new methods of administration, and new formulations to maintain or increase our products' sales potential, extend their commercial life and capture production efficiencies or yield enhancements. Our Gamunex IGIV, as a result of its approval for CIDP, is the first, and currently the only, IGIV approved for a neurological indication in North America. In 2009, we submitted a sBLA to the FDA for subcutaneous route of administration for Gamunex for the treatment of PI. Prolastin Alpha-1 MP, our next generation A1PI offering, will be a higher-yielding version of our current leading product with higher concentration. In addition, pre-clinical and Phase I studies indicate that plasma-derived Plasmin may result in a safer and faster treatment for restoring blood flow through arteries and veins obstructed by blood clots.

  •
  Continue Investing in New Products.    We continue to pursue growth through our internal development capabilities and in-licensing of new products. We are currently developing a commercial process to produce a recombinant Plasmin to treat ischemic stroke and conducting pre-clinical development of recombinant A1PI and Factor VIII proteins utilizing an advanced protein manufacturing technology. The successful development of recombinant products, while not crucial to our competitiveness, would allow us to compete long-term with new products in this higher margin segment of the biotherapeutics industry. We will continue to evaluate both early and late-stage in-licensing opportunities that could complement our core therapeutic areas.

        Executing the above elements of our strategy should enable the profitable growth of our business. Increasing our plasma collection, with a corresponding decrease in our collection cost per liter, should enable us to further leverage our fixed cost infrastructure in both plasma collection and manufacturing. Increased collection of plasma at our collection centers and enhanced efficiency of our plasma collection platform should significantly reduce the period expense charged directly to cost of goods sold due to unabsorbed TPR infrastructure and start-up costs, which currently compress our gross margins. We expect that the resulting increase in product sales will enable us to regain market share.

Our Products

        We have a strong product portfolio with over ten licensed products focused on what we believe to be the fastest growing and most attractive areas of the plasma-derived products industry. Our sales are driven primarily by Gamunex and Prolastin products, which collectively accounted for approximately 72.3% and 75.3% of our net revenue for the year ended December 31, 2008 and the three months ended March 31, 2009, respectively. The following is a discussion of our key products or product classes:

IGIV—Gamunex

        IGIV products are antibody-rich plasma therapies that have long been used in the treatment of immune related disorders such as primary immune deficiencies and certain autoimmune disorders, such as CIDP. For many indications, IGIV is thought to act as an immune modulator; however, in most cases formal regulatory approvals have not been obtained. We believe that the overall unit demand for IGIV is still significantly underdeveloped, due to under-diagnosis of conditions amenable to IGIV therapy, physician under-dosing for current indications and underutilization for many indications where it has demonstrated efficacy. We believe demand for IGIV products will generally increase as a result of new European Agency for the Evaluation of Medicinal Products (EMEA) and FDA approved indications, physician education on diagnosis and treatment options and development of consensus guidelines (to ensure appropriate therapeutic use and optimal dosing).

        In 2003, we became the first producer to commercialize a high concentration 10% caprylate/chromatography purified liquid version of IGIV. The majority of competing IGIV products at the time and until recently were either lyophilized (freeze dried) powders that require time-consuming reconstitution or lower concentrated liquids, some of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. Gamunex IGIV provides a combination of characteristics that are important to physicians, nurses and patients. It is a ready-to-use 10% liquid, which simplifies infusions by eliminating the need for time-consuming reconstitution processes necessary with lyophilized products. As an example of our continued enhancement of product safety, the manufacturing process for our IGIV therapy incorporates prion removal, which is described in the FDA-approved labeling for Gamunex. We use a patented caprylate purification process in the production of Gamunex IGIV, which results in higher yields of the fragile IgG proteins, compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing biologic integrity and purity. We believe it is this comprehensive set of features, together with our history as the first producer of a ready-to-use liquid IGIV product in North America and our reputation for quality and innovation, that has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to our holding a leading position in sales of IGIV since the mid-1990s, currently with Gamunex IGIV and previously with its predecessor, Gamimune IGIV. Gamunex has demonstrated efficacy, safety and patient outcomes in more FDA approved indications than any other liquid IGIV (PI, ITP and CIDP). Gamunex IGIV is the only IGIV approved for CIDP in the U.S., Europe and Canada. As such, Gamunex is the only IGIV approved for any indication in neurology in North America. Further, the FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. until September 2015. We estimate that CIDP is the largest therapeutic use of IGIV volume, representing 29% of the total U.S. IGIV volume. In 2009, we submitted an sBLA with the FDA for subcutaneous route of administration for Gamunex IGIV for the treatment of PI.

        The approved indications for Gamunex IGIV in the U.S. are Primary Immunodeficiency (PI), Idiopathic Thrombocytopenic Purpura (ITP), and Chronic Inflammatory Demyelinating Polyneuropathy (CIDP). Gamunex IGIV is also approved in the European Union for Guillain Barre Syndrome, Chronic Lymphocytic Leukemia and post bone marrow transplant. Gamunex is also approved in Canada for CIDP.

        On November 14, 2008 Talecris Biotherapeutics GmbH, our German subsidiary, filed a type II variation to support the inclusion of the neurological indication Chronic Inflammatory Demyelinating Polyneuropathy (CIDP) for Gamunex 10% (tradename in Greece : Gaminex 10%). The type II variation procedure for the inclusion of CIDP was peformed within a European Mutual Recognition Procedure, with the European Member State Germany as Reference Member State and the Paul-Ehrlich Institute as Reference Competent Authority. The procedure included the following European Member States as Concerned Member States: Austria, Belgium, Cyprus, Czech Republic, Denmark, Finland, Greece, Hungary, Ireland, Luxembourg, Poland, Portugal, Sweden, Netherlands and the United Kingdom.

        On June 12, 2009, the Paul-Ehrlich Institute approved the inclusion of CIDP as a new indication for Gamunex/Gaminex 10% for Germany. According to EU regulations this approval has been mutually agreed upon by all of the Concerned Member States in this variation-procedure. As a result, Talecris now has the approval to promote the CIDP indication in 16 European countries. The approval of CIDP is a key step in our plan to launch Gamunex in selected countries over the next several years and grow our overall European business significantly.

        In 2007, our liquid Gamunex IGIV ranked second in global sales with a 16% share. In 2008, we had a 21% share of sales and unit volume in the U.S. Since 2005, we have lost global share of IGIV sales due, we believe, to our plasma supply constraints and have not been able to fill all of our customer orders to meet global demand. We have increased our plasma supply and, as a result, we have recaptured at least a portion of the lost global share. From 1996 to 2007, global IGIV unit volume grew at a compound annual rate of 8% while U.S. IGIV unit volume grew at a compound annual rate of 16% from 1986 to 2008. Over the long term, we expect global unit demand for IGIV to grow at a compound annual rate of approximately 6% to 8%.

        For the year ended December 31, 2008 and the three months ended March 31, 2009, Gamunex IGIV net revenue was $677.7 million and $207.3 million, respectively, excluding contract manufacturing revenue associated with our contracts with the Canadian blood system operators.

A1PI—Prolastin

        A1PI is a naturally occurring, self-defensive protein produced in the liver. A1PI is used to treat congenital A1PI deficiency-related emphysema. This deficiency may predispose an individual to several illnesses but most commonly appears as emphysema in adults. U.S. sales of A1PI have experienced a compound annual growth rate of 16% since 1996. Our Prolastin A1PI product represented 76% of worldwide A1PI sales in 2007 and 67% of U.S. A1PI sales in 2008 according to the MRB Worldwide Book and the MRB U.S. Book.

        Prolastin A1PI has the leading share of sales in the U.S., and approximately 90% share of sales in Europe. From 1987 when our A1PI product, Prolastin A1PI, was granted orphan drug status, until 2003, when competitors began selling in the U.S., Prolastin had 100% share of A1PI sales in the U.S. Prolastin had a 67% share of U.S. sales in 2008. As a result of our first-mover advantage, pricing, brand strength and direct-to-patient distribution model, we have lost very few of our patients to competitors, which rely on identification of new patients to establish their market share. We consistently experience patient losses due to the nature of the disease. Globally, we continue to focus on access to new markets and patient identification efforts, including distribution of diagnostic kits as a way to increase sales of A1PI, and are seeking reimbursement in several European countries.

        The number of U.S. patients undergoing A1PI treatment increased from 2,080 in 2002 to approximately 3,900 in 2009 based on our internal estimates. There are an estimated 200,000 individuals with A1PI deficiency-related emphysema in North America and Europe, but only approximately 50% have symptomatic lung disease. Many individuals with symptoms are misdiagnosed before receiving a diagnosis of A1PI deficiency-related emphysema. Based on patient registries in twelve European countries, we believe that severe A1PI deficiency is also prevalent in Europe, and that European patients may represent approximately 30% of potential global sales.

        Epidemiological surveys have demonstrated that there is significant latent demand as only approximately ten percent of all patients in need of treatment have been identified (source: Alpha-1-antitrypsin deficiency. High prevalence in the St. Louis area determined by direct population screening. Silverman EK, et al. Am Rev Respir Dis. 1989; 140:961-966). Even fewer patients are being treated using an A1PI product due to the limited number of countries with licensed product. This represents two distinct opportunities for market expansion—improved disease awareness leading to increased patient identification, and gaining licenses in new markets where there has not been access to A1PI.

        We believe Prolastin is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty, with an annual retention rate of over 96%. Unlike our competitors, our Prolastin A1PI product is primarily shipped in the U.S. directly to the patient through Centric Health Resources (Centric), a specialized pharmacy. We own 30% of Centric's common stock.

        We believe we are well suited to maintain a leading sales position in, and further increase growth of, A1PI due to a number of factors, including the following:

  •
  We have a well-established and respected brand—Prolastin A1PI—supported by direct-to-patient service systems in the U.S. and Germany.

  •
  In 2006, we completed a Mutual Recognition Procedure to sell product in ten additional European countries with significant identified patient populations. We have been in reimbursement negotiations with these countries since late 2007. These negotiations must be completed before we can expect to significantly increase sales in these countries. Competitors are currently only licensed in the U.S., Spain and France.

  •
  We have strong physician and patient community relationships developed over 20 years.

  •
  We continue to devote resources to increase disease awareness and support diagnostic testing to increase the identified patient population.

        For the year ended December 31, 2008 and for the three months ended March 31, 2009, Prolastin A1PI net revenue was $316.5 million and $72.6 million, respectively.

  Hyperimmunes

        Hyperimmunes are antibody rich preparations, the majority of which are used to provide antibodies to counter specific antigens. Other products, collectively referred to as hyperimmune globulins, are made from human plasma collected from donors with immunity to specific diseases. We have one of the broadest lines of FDA approved hyperimmunes for hepatitis A, hepatitis B, rabies, tetanus and treatment of Rh negative women pregnant with Rh positive children.

        In 2007, sales of hyperimmunes worldwide were $584 million and comprised 6% of global plasma products. Worldwide hyperimmune sales are forecasted to grow 5% to 6% a year through 2009. In the U.S., hyperimmune sales totaled $411 million in 2008. Our hyperimmune net revenue was $78.2 million for the year ended December 31, 2008 and $15.8 million for the three months ended March 31, 2009. We had a 15% share of U.S. sales in 2008.

  Albumin and PPF

        Albumin is the most abundant protein in human plasma. It is a protein synthesized by the liver and performs multiple functions, including the transport of many small molecules in the blood and the binding of toxins and heavy metals, which prevents damage they might otherwise cause. Recent studies have indicated the therapeutic benefit of albumin in some surgical settings compared to alternatives such as starch solutions, which has helped increase demand for albumin recently after a period of declining demand and depressed prices.

        Plasma Protein Factor (Human) (PPF) has similar therapeutic uses as albumin and both are derived from plasma Fraction V. We are licensed to produce and market albumin and PPF under the brand names: Plasbumin and Plasmanate. We believe that the advent of substitute products has acted to commoditize prices for sales of albumin.

        Since 2005, pricing for albumin has strengthened considerably, although it still remains below historical peaks. In 2007, sales of albumin and PPF were $1.3 billion worldwide. Sales in the U.S. were $314.8 million in 2008, with a 16.6% year over year increase in average price per unit and a 1.1% decrease in volume. We had a 12% share of U.S. sales in 2008 and 7% worldwide in 2007.

        Some of our indications for albumin are:

•	Emergency treatment of Hypovolemic Shock	•	Burn therapy	•	Hypoproteinemia with or without edema
•	Adult Respiratory Distress Syndrome (ARDS)	•	Cardiopulmonary bypass	•	Acute Liver Failure
•	Neonatal Hemolytic Disease	•	Acute Nephrosis	•	Eythrocyte Resuspension
•	Renal Dialysis

        We had $61.1 million and $17.9 million in net revenue from the sale of albumin and PPF products for the year ended December 31, 2008 and for the three months ended March 31, 2009, respectively, excluding contract manufacturing revenue associated with our contracts with the Canadian blood system operators. During 2008, our albumin sales were negatively impacted by a change in production mix to PPF powder from albumin as a result of the 2007 settlement of a customer dispute, which resulted in lower quantities of albumin and finished PPF product available for sale during 2008.

Plasma-Derived Hematology Products

        Plasma-derived hematology products are used to treat patients who either lack one of the necessary factors for blood clotting or suffer from conditions in which clotting occurs abnormally. There are 13 blood coagulation factors found in human blood.

  •
  We produce plasma-derived Factor VIII. Factor VIII is the primary treatment for Hemophilia A, a congenital bleeding disorder caused by a deficiency of coagulation agents in the blood. We had $40.2 million in plasma-derived Factor VIII net revenue for the year ended December 31, 2008 and $10.6 million in net revenue for the three months ended March 31, 2009, under our Koate DVI Antihemophilic Factor (human) brand. Koate DVI had a 4% share of sales in the U.S. in 2008 and 3% worldwide in 2007 according to MRB. Sales of plasma-derived hemostasis products in 2008 were $452.9 million in the U.S. In 2007 sales were $2.0 billion worldwide (includes plasma-derived Factor VIII, FIX, ATIII, and von Willebrands and FVII). Plasma-derived Factor VIII faces significant competition from higher priced recombinant products that are not derived from plasma in the U.S. and EU. Growth in the demand for plasma-derived Factor VIII is being driven by increased patient indentification and treatment in developing countries. The current per capita Factor VIII utilization is significantly higher in the U.S. and EU than in developing countries. Plasma-derived Factor VIII has lost sales to recombinant products, which have generally been perceived to have lower risk of disease transmission than plasma-derived Factor VIII products. These recombinant products, however, currently lack proteins essential for the treatment of certain conditions.

  •
  ATIII is an important anticoagulant and ATIII therapies are designed to treat and prevent thromboemboli, or spontaneous clotting within vital organs, in patients with congenital ATIII deficiency during high risk surgery, trauma, pregnancy, or childbirth. For the year ended December 31, 2008, we had $21.3 million in ATIII net revenue under the Thrombate III ATIII brand and we had $5.8 million in net revenue for the three months ended March 31, 2009. A transgenic ATIII product produced in the milk of transgenic goats by GTC Biotherapeutics, Inc. and marketed in the U.S. by Lundbeck Inc. was launched in May of 2009. Our Thrombate III ATIII product is currently produced for us by Bayer pursuant to a manufacturing agreement. We are currently validating a new production facility at our Clayton, North Carolina site with regulatory approval expected in early 2012. The new facility will increase our capacity and will allow us to increase supply.

PPF-powder Intermediate Sales

        Separately from our sales of PPF packaged for final use, we provide PPF powder to Bayer as an intermediate for the fermentation of Kogenate, Bayer's recombinant Factor VIII product that Bayer retained at the time of our formation transaction. Recombinant Factor VIII is a Factor VIII product produced by fermentation of cells transfected with human genes. We will continue to provide PPF powder to the Bayer Kogenate business through 2010 pursuant to a supply agreement with potential extensions at Bayer's option to 2015. We had $54.6 million in PPF-powder net revenue for the year ended December 31, 2008 and net revenue of $9.5 million for the three months ended March 31, 2009. PPF-powder sales during 2008 were positively impacted by a change in production mix to PPF powder from albumin and finished PPF product as a result of the settlement of a customer dispute.

Research and Development

        We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. Our research and development expenditures amounted to $66.0 million for the year ended December 31, 2008 and $16.5 million for the three months ended March 31, 2009. As of March 31, 2009 we had 263 scientists and support staff involved in various research and development projects and support for technical operations.

        We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products (including new indications) and development of new products. To the extent we wish to add new products to our research and development pipeline, we anticipate making opportunistic business acquisitions or partnering with other companies with projects that fit our expertise.

        The following information presents the clinical development stage of various product candidates currently in our development pipeline. The content of our development portfolio will change over time as new plasma products progress from pre-clinical proof of principle to development to market, and as we discontinue testing of product candidates that do not prove to be promising or feasible to develop. Due to the uncertainties and difficulties of the development process, it is not unusual for protein therapeutics, especially those in the early stages of investigation, to be terminated or delayed as they progress through development.

        We cannot assure you that any of the products listed below will eventually be approved and marketed. The fact that a product candidate is at a late stage of development does not necessarily mean that clinical testing will ultimately succeed or the product will eventually pass that phase and be approved for marketing. We may at any time discontinue the development of any of these products due to the occurrence of an unexpected side effect or for any other reason.

Product	Therapeutic area	Product type	Use	Development phase
Gamunex IGIV—10% (TAL-05-0002)	Immunology	subcutaneous	primary immune deficiency	licensing clinical trial completed
Plasmin (TAL-05-00013)	Thrombolytic	plasma-derived Plasmin	peripheral arterial occlusion	phase I
recPlasmin	Thrombolytic	recombinant Plasmin	vascular occlusions	preclinical
Prolastin Alpha-1 MP A1PI	Respiratory	IVA1PI	A1PI deficiency	licensing clinical trial completed
Prolastin A1PI Aerosol (Alpha-1 Aerosol) (TAL-6005)	Respiratory	aerosolized	A1PI deficiency	preclinical
Thrombate III Antithrombin III	Transplant	intravenous	delayed graft function	preclinical

        While our current protein products are derived from human plasma, we expect that recombinant technologies will be a major source of new protein therapies commercialized in the future. We have initiated recombinant protein development programs for Plasmin, Factor VIII, and A1PI. Recombinant or recPlasmin is a patented form of Plasmin that retains key properties of Plasmin that make it a candidate for development as a therapy for ischemic stroke. We have filed composition of matter patents covering recPlasmin. We are conducting pre-clinical development of recombinant Factor VIII and A1PI utilizing advanced protein production technology licensed from Crucell N.V.

Gamunex IGIV (TAL-05-0002)

        We are developing a subcutaneous route of administration option for Gamunex 10% IGIV to meet a growing demand for subcutaneous self-administration of immunoglobulin for PI patients. Our Phase III clinical trial for a subcutaneous administration of our 10% Gamunex product has been completed and a sBLA has been submitted to the FDA.

Plasmin (TAL-05-00013)

        Plasmin, a thrombolytic agent, is our most innovative pipeline product. Plasmin is purified from human plasma in its inactive, zymogen form, plasminogen. Historically, attempts to use plasminogen in clinical settings have been impeded by the inability to provide sufficient quantities of Plasmin at the site of clotting before it autodegraded or because such attempts required potentially toxic additives. We have avoided these difficulties by converting plasminogen to Plasmin, the active form of the enzyme, and stabilizing it by placing it in an acidified solution that allows us to administer it directly into patients at appropriate doses and low toxicity to dissolve blood clots. Plasmin is being produced for clinical trials at our R&D clinical manufacturing facilities in Clayton, North Carolina. Our use of Plasmin as a thrombolytic is protected by patents and patent applications including: method of use patent as a direct thrombolytic granted in the U.S., European Union and Australia; formulation patent granted in Australia and allowed in European Union and pending in U.S. and Japan; process patent granted in European Union and Australia and pending in the U.S.

        Plasmin has an expected advantage over tissue plasminogen activator as it has a reduced likelihood of causing bleeding. As a natural human plasma enzyme, Plasmin plays a key role in maintaining hemostasis in human and animal physiology. Its main physiologic function is dissolution of blood clots. Plasmin is inactivated in less than a second when it is present in the blood stream unless it is bound to a blood clot. To ensure that Plasmin remains active, it is delivered locally to a clot using a catheter. Once Plasmin is delivered to a clot, it binds and dissolves the clot. When the clot is dissolved and Plasmin is released into the blood stream it is immediately inactivated thereby preventing active Plasmin from circulating and causing bleeding at distal sites within the body. The balance between clot binding and systemic inhibition provides the basis for differentiation of our Plasmin development product from any other thrombolytic agents, both licensed and those in development.

        Plasmin's formulation is designed for direct delivery into clots via state-of-the-art procedures (catheter-directed thrombolytic therapy) performed in catheterization laboratories of hospitals, rather than by the current method involving intravenous injection into the bloodstream. Studies have found that current treatment of blood clots involving intravenous injection of tissue plasminogen activator, or tPA, may cause bleeding, including a 1% to 2% chance of causing a stroke due to intracranial hemorrhage which often results in death or severe disability. Plasminogen activators continue to carry significant risk of bleeding complication even when delivered through intravascular catheters. This concern regarding hemorrhage dramatically limits the number of patients who receive tPA. In addition, this concern has caused physicians to use much lower doses which significantly prolong the length of treatment under conditions requiring urgent clot removal.

        Potential applications of catheter delivered thrombolytics include aPAO (acute peripheral arterial occlusion), DVT (deep vein thrombosis), and ischemic stroke. Basically, wherever a vessel or device is occluded by a blood clot and is accessible by catheter, the potential exists for directed thrombolytic therapy. We have filed Investigational New Drug Applications (IND) for aPAO, DVT and HGO (hemodialysis graft occlusion). We believe Plasmin may have other significant indications as well. We are also evaluating the use of Plasmin for the treatment of clotting for stroke, post-surgical adhesions and wound healing.

        We filed an IND with the FDA in early 2003 and conducted a Phase I safety trial in hemodialysis patients who have clogged synthetic arterial-venous shunts. This study started in September 2003 and was completed in 2005. Plasmin was well-tolerated with no major bleeding events at all doses tested and there was a dose-dependent response in clot lysis with greater than 75% clot lysis in five of five patients at the highest dose of 24 mg. Based on the encouraging outcome of this initial trial, we filed an IND to evaluate Plasmin in the treatment of peripheral arterial occlusion (PAO). We are now proceeding with a clinical trial for PAO, or clots in leg arteries. The initial phase I clinical trial commenced in the fourth quarter of 2006, the fourth and final dosing cohort concluded in June 2008 and an extension to higher dosing cohorts is in process.

        In patients with acute PAO, arterial blood flow to extremities, usually the legs, becomes blocked by a blood clot. Affecting approximately 100,000 people in the U.S. each year, this condition is most common in people with underlying narrowing of arteries and gradual restriction of blood flow over time resulting from peripheral arterial disease (PAD). Without prompt intervention, aPAO can result in significant complications such as permanent nerve and muscle damage, and in the most severe cases, even amputation or death.

        There is an unmet medical need for a proven safe thrombolytic agent to treat aPAO. Current methods focus on pharmacologic, mechanical, or surgical removal of the blood clot, or bypass grafting to direct flow around the area of the clot. However, no clot-busting drugs currently are approved for this indication by regulatory authorities, and those currently used (plasminogen activators) may require a prolonged infusion averaging 24 to 36 hours and produce increased risk of bleeding complications. Talecris has received an orphan drug designation for the development of Plasmin for aPAO, which provides incentives for qualified clinical testing expenses and, if approved, market exclusivity for seven years.

        We also have an open IND for Plasmin in deep vein thrombosis but currently have no plans to pursue an indication.

        Stroke constitutes a major worldwide health threat, and it is the third leading cause of death in the U.S. Approximately 87% of strokes are ischemic, and it is estimated that 1 million to 1.5 million patients suffering from ischemic stroke are admitted into hospitals in the U.S. and Europe each year. Activase (tPA) is currently the only product approved for use in the treatment of ischemic stroke, and intravenous administration of tPA to treat stroke caused by blood clot is the standard of care. Although tPA has shown efficacy in this indication, there are three weaknesses of this product which reduce the populations of stroke patients eligible for treatment. First, tPA is only indicated for use within 3 hours of onset of stroke, and the average time of arrival in the Emergency Department is 3 to 6 hours from symptom onset. Second, treatment with tPA is associated with major bleeding. The most serious bleeding in stroke patients is symptomatic intracranial hemorrhage, which can be fatal or result in permanent disability, and is a known complication of tPA therapy of stroke. Third, there are a number of restrictions on the use of tPA based on the condition of the patient and the presence of other diseases. As a result of these limitations, less than 10% of stroke patients are eligible for treatment with current thrombolytic therapy and less than 5% actually receive thrombolytic. Therefore, there is an urgent, unmet medical need for safe thrombolytic therapy for patients with acute stroke. The vast majority of stroke victims are essentially untreated. Plasmin's potential to dissolve blood clots with a reduced likelihood of causing unwanted bleeding make it a leading development candidate for the treatment of ischemic stroke.

Alpha-1 MP A1PI

        We are currently developing Alpha-1 MP A1PI, a key product life cycle enhancement to Prolastin A1PI. Like Prolastin A1PI, Alpha-1 MP A1PI is intended to treat A1PI deficiency, an inherited disorder that causes a significant reduction in the naturally occurring protein A1PI. The modified production process of Prolastin will allow for increased yield and higher concentration versus our current Prolastin A1PI product. We have completed pivotal clinical studies and have submitted a sBLA with the FDA and a sNDS with Health Canada for the approval of our Alpha-1 MP A1PI. The European regulatory submission is in development. We expect to receive approval for Alpha-1 MP A1PI as a license modification to our existing Prolastin A1PI product. We expect a post-approval clinical trial will be required as a condition for approval. The Alpha-1 MP manufacturing facility, located at our Clayton site, is mechanically complete and all qualification lots have been completed. Commercial production to support launch began in 2009, with an anticipated product launch in 2010.

A1PI Aerosol (Alpha-1 Aerosol) (TAL-6005)

        Alpha-1 Aerosol is an inhaled version of our A1PI product, which, if successful, is expected to provide an important advancement in the convenience and speed of delivery of therapy to A1PI-deficient patients, as well as a potential platform for other respiratory indications. An inhaled version may also allow for effective treatment with dosages lower than those currently used and may facilitate administration to a larger patient population. Progress includes the development of a commercial scale manufacturing process, an exclusive partnership for a highly efficient nebulizing device, and the initiation of toxicology studies. High levels of enzymes known as neutrophil elastase are present in the respiratory secretion of patients suffering from A1PI deficiency. These enzymes can lead to degradation of the lung tissue. Future clinical studies will assess the ability of aerosolized A1PI to suppress airway neutrophil inflammation as well as accelerate bacterial clearance from the lung.

Thrombate III Antithrombin III

        We are exploring, preclinically, the possibility that Thrombate III Antithrombin III, provides clinical benefit based on its potential to protect against ischemic reperfusion injury. Preclinical studies, conducted by us, have demonstrated the ability of Thrombate III Antithrombin III to improve the viability of transplanted kidneys.

Technical Support of Manufacturing Operations

        As part of the R&D function, staff members are allocated to support production of commercial products currently on the market. This support includes, but is not limited to, the following:

  •
  troubleshooting production issues, especially relating to plasma pooling and fractionation, downstream protein purification processes, and filling and freeze drying operations;

  •
  providing technical expertise for evaluation and implementation of improvements to existing licensed processes, including driving process changes for improved quality and throughput, and leading process evaluations to mitigate potential failure modes;

  •
  tracking and trending of production operational parameters to identify opportunities that can improve gross margins;

  •
  supporting transfer of production processes into the manufacturing setting, evaluating commercial opportunities for existing production intermediates, and implementing lifecycle management programs. Examples include, Thrombate III Antithrombin III transfer, conversion of Hyperimmunes to chromatography process, implementation of latex free stoppers; and

  •
  supporting throughput capability increases by evaluation of new vendor pastes and plasma sources, such as the Canadian blood system plasma collection method conversion, and evaluation of recovered plasma sources.

        Our R&D activities also support improvements in manufacturing and testing processes that enhance yield and product quality. In addition to the above initiatives, we are working to transfer production of our Thrombate III Antithrombin III product from Bayer, with whom we currently have a supply agreement. We are currently validating a new production facility at our Clayton site with regulatory approval expected in early 2012. The new facility will increase our capacity and will allow us to increase supply.

Contract Services

        Apart from the contracts with the Canadian blood system discussed elsewhere, including under "Business—Competitive Strengths—Favorable Distribution Arrangements," we also provide a variety of contract manufacturing or process services, including plasma fractionation, manufacturing, sterile filling, and analytical testing. These contracts are for a limited number of batches of product and development services during the clinical development phase of a project and then change to a guaranteed annual minimum purchase commitment for a term of typically three to five years during the commercial phase of each agreement.

Sales, Marketing and Distribution

        Our sales and marketing department consists of approximately 190 full time professionals as of June 30, 2009. Within the U.S., our core market, we have developed a "push-pull" distribution network comprised of both direct and indirect channels. Our direct channel is comprised of three specialty sales teams: Immunology/Neurology, Pulmonary, and Hematology/Specialty. Our specialty sales representatives are experienced professionals with a combination of extensive commercial and healthcare related experience calling on a variety of touch points including physicians, pharmacists, and homecare companies.

  •
  The Immunology/Neurology team is primarily focused on promoting Gamunex for the use in PI, CIDP, and ITP. It is also responsible for promoting our portfolio of hyperimmune products and Plasbumin. This team calls on office-based and hospital-based specialty physicians including neurologists and immunologists. They also call on a variety of healthcare providers within the hospital and home-care settings (physicians, nurses, pharmacists).

  •
  The Pulmonary team promotes Prolastin, focusing on identification of A1PI patients and driving brand choice for Prolastin, which is the most prescribed A1PI therapy in the U.S.

  •
  The Hematology/Specialty team promotes Koate, Thrombate III Antithrombin III, and our portfolio of hyperimmune products calling on hematologists and other healthcare providers within the hospital and specialty treatment centers.

  •
  In addition to our direct sales force, we have a managed markets sales team that manages relationships and contracting efforts with GPOs, distributors, home healthcare and specialty pharmacy providers and private commercial payors.

        We sell, market and distribute our various products through both our direct sales personnel and our network of distributors. Our sales, marketing and distribution efforts focus on strengthening our relationships with physicians, pharmacists, nurses, patients, GPOs, distributors, home healthcare and specialty pharmacy providers. In the U.S., our Prolastin Direct Program has engaged a prescription fulfillment provider to ensure that Prolastin A1PI can be shipped directly to patients. This direct-to-patient distribution service is designed to enhance user convenience and ensure the patient of an uninterrupted supply of Prolastin A1PI, while providing us with valuable information about their usage patterns. We are the only A1PI provider to have completed a Mutual Recognition Procedure in the European Union, facilitating our ability to sell Prolastin A1PI into ten additional European countries. We have been in reimbursement negotiations with these countries since late 2007. These negotiations must be concluded before we can expect to significantly increase sales in these countries.

  Distribution Contracts

        Since 2005, we significantly reduced the number of our distributors and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, distributors, home care and specialty pharmacy providers and distributors which we believe grant us favorable volume, pricing, and payment terms, including in certain cases financial penalties if they fail to purchase the agreed volume of products.

  Certain IGIV Reimbursement Considerations

        IGIV in the U.S. is reimbursed by private or commercial payers, Medicare, Medicaid and Federal Programs. IGIV is usually adequately reimbursed by most private payors and by federal programs; however, there have been reimbursement issues for Medicare due to changes in its reimbursement methodology. Prior to 2005, Medicare reimbursed IGIV under the Average Wholesale Price (AWP) formula, which provided relatively easy access of IGIV to Medicare patients in all settings of care. After the 2003 Medicare Modernization Act, physician payment changed in 2005 to Average Sales Price (ASP)+6%, while hospital reimbursement changed at the beginning of 2006 to ASP+6%. This payment was based on a volume-weighted average of all brands under a common billing code. As a result, Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IGIV. Medicare payments to hospitals fell 45% for powder IGIV and 30% for liquid IGIV between fourth-quarter 2005 and first-quarter 2006.

        These reimbursement changes caused access problems for some patients, mostly Medicare patients, resulting in site of care shifts and other negative effects. The Medicare reimbursement changes in 2005 for physicians resulted in the shift of a significant number of Medicare patients to hospitals from physicians' offices. After 2006 some hospitals reportedly began to refuse providing IGIV to Medicare patients due to reimbursement rates that were below their acquisition cost.

        CMS made subsequent changes, which improved some of these Medicare reimbursement issues. Effective January 1, 2006 CMS provided add-on payments of $69 to physicians and $75 to hospital outpatient departments per infusion for what the agency described as the substantial additional resources associated with locating and acquiring adequate IGIV product and preparing for an office infusion. This fee, intended for only one year, was continued into 2007 and at a reduced rate in 2008, but was eliminated in 2009.

        In addition, effective July 1, 2007, Medicare issued temporary product/brand specific billing codes (Q-codes) that altered payment from the previous volume-weighted ASP for IGIV liquids to payment rates based on each brand's own ASP. These temporary Q-codes were later replaced by permanent codes (J-codes). We believe these were important developments that supported appropriate access to IGIV in the United States market.

        Beginning January 1, 2008, CMS further reduced the reimbursement for separately covered outpatient drugs and biologicals, including IGIV in the hospital outpatient setting, from ASP +6% to ASP +5% using 2006 Medicare claims data as a reference for this reduction. CMS reduced this reimbursement further in 2009 to ASP +4% using aggregate hospital cost report data as a reference for the reduction.

Facilities, Manufacturing and Supply

        The majority of our products are manufactured at our facilities in Clayton, North Carolina. The Clayton manufacturing site is fully integrated, containing fractionation, purification, filling, freeze-drying and packaging capabilities as well as freezer storage, cGMP pilot plant, and testing laboratories. In addition, selected operations are performed by Bayer for us via supply agreements, most notably, production of Thrombate III Antithrombin III in Berkeley, California. We are currently in the process of transferring the manufacture of Thrombate III Antithrombin III product to our Clayton manufacturing facility. We also utilize a leased facility for cold storing/freezing plasma, which is in close proximity to the Clayton facility. This facility allows for expanded inventory capacity while providing the automation and data handling capabilities necessary to manage more than three million liters of plasma per year.

        Currently, the Clayton site fractionates approximately 2.5 million liters of plasma per year. As part of our manufacturing strategy, we expect to increase Clayton's fractionation capacity to 2.7 million liters with the expectation that 2.5 million liters will be slated for internal production requirements and the remainder for contract fractionation on behalf of the Canadian blood system operators. We also have a manufacturing facility located in Melville, New York as a result of our Precision acquisition. The 100,000 square foot FDA-licensed facility currently has a fractionation capacity of approximately 1.5 million liters per year as well as capacity for other contract manufacturing services. We expect this increase in overall fractionation capacity to 4.2 million liters to be driven by capping albumin production at 2.3 million liters. In addition, we plan to invest in a new fractionation facility. The new facility is planned for a capacity of 6 million liters in the case of Cryoprecipitate (Factor VIII) and II+III paste (IGIV) and 4 million liters for IV-I paste (Alpha-1). Fraction V paste (albumin) will continue to be fractionated in our existing facility in the mid-term at a capacity of 4 million liters.

Talecris Plasma Resources

        Plasma is the key raw material used in the production of plasma-derived biological products, representing approximately 50% of our cost of goods sold. Human plasma can be secured through internal or external collection networks or sources. We expect to use approximately 3.4 million liters of plasma in

2009, of which we anticipate approximately 60% will come from plasma collection centers we own and approximately 40% will come from third-party plasma supply contracts.

        Until our acquisition of plasma collection centers from International BioResources, L.L.C. and affiliated entities (IBR) in November 2006, we relied exclusively on third parties for all of our plasma, a significant portion of which was provided to us through plasma collection centers owned or controlled by our competitors. In an effort to improve the predictability, reliability and sustainability of our plasma supply, we pursued a strategy to vertically integrate a substantial portion of our plasma supply chain through the creation of Talecris Plasma Resources, Inc. (TPR). This strategy enabled us to reduce our reliance on third party suppliers, enhance our flexibility in procuring plasma, increase our operating efficiencies and, we expect, will ultimately improve our gross margins and profitability as our collection center platform matures and we are able to reduce levels of under-absorbed TPR infrastructure and start-up costs.

        We formed TPR as a wholly owned subsidiary to implement this vertical integration strategy. In November 2006, we acquired 21 licensed plasma centers, 12 unlicensed operating centers, and 25 development sites from IBR through an asset purchase agreement. We have since devoted significant resources on the internal development of our plasma collection center platform, which has included organic growth, the acquisition of additional plasma collection centers from IBR, and strategic alliance agreements with third parties.

        TPR initially focused on the rapid expansion of production at the 33 operating plasma centers it acquired from IBR. This strategy significantly increased plasma collections at these centers, but strained the quality systems, HR systems, and general business processes of our plasma collection business. While TPR received FDA licenses for 10 of the 12 unlicensed centers it acquired from IBR, TPR needed to permanently close two of these unlicensed plasma centers to address issues with maintaining quality operations.

        In order to alleviate the organizational pressures on the company and improve business processes at TPR, we elected to invest significant financial and human resources in our plasma collection business. We made various key management changes and established a dedicated project management organization focused on improving the business processes of TPR and proactively addressing the risks of rapid growth.

        In 2008 we initiated several operational initiatives intended to drive increased quality and productivity. First, we enhanced our new center development organization with additional leadership and dedicated quality and audit support to the new center development process. As a result of these efforts, we opened 26 new plasma centers and our strategic partners opened an additional 15 centers. Of these 41 newly opened plasma centers, we received FDA licenses for 30 of these centers, nine centers await FDA pre-license inspection, and we closed two of the unlicensed centers permanently due to facility and quality related issues specific to these locations. Second, we installed an automated donor management system (DMS) in all our centers. DMS enables shorter donation times, increased quality, and reduced cost per liter. Third, we relocated or made renovations and expansions to 14 existing plasma centers in 2008 which have contributed to continued productivity improvements across our plasma collection platform in 2009. TPR plans to relocate or make significant renovations and expansions to an additional 12 plasma centers over the next few years. Fourth, we have taken several human resources actions to improve our ability to attract and retain quality employees. New benefits and staffing programs have been rolled out, career development paths have been defined, and hiring processes have been upgraded. In addition, we have rolled out an online Learning Management Software (LMS) to track all of TPR's technical training to plasma center employees. As a result, we have reduced TPR employee turnover by approximately half since we began these initiatives. Fifth, we have completed and submitted to the FDA for review and approval a revised set of standard operating procedures ("SOPs"), the rigorous and self-defined rules by which we operate our collection centers. Compliance with SOPs is an important criterion by which the FDA evaluates the quality of a collection center, and we believe that our new SOPs enable our centers to further improve their quality performance. TPR plans to complete the roll-out of these new SOPs to all plasma centers during 2010. Finally, we have augmented our marketing efforts, allocating human and financial resources to enhance our ability to attract and retain donors.

        We intend to continue to purchase licensed plasma centers from third parties. As part of this strategy, on June 9, 2007, we purchased three additional plasma centers from IBR and concurrently entered into a five-year plasma supply agreement with IBR pursuant to which we agreed to (i) purchase all plasma produced at up to ten additional plasma collection centers approved by us, (ii) finance the development of these ten additional plasma collection centers, and (iii) have the option to purchase these ten plasma collection centers. On December 3, 2007, we expanded our plasma supply and plasma center development agreements with IBR, effectively increasing from 10 to 15 the number of plasma centers that IBR will start-up and from which IBR will supply plasma to us. For each of these 15 centers, we have an option to acquire the center upon certain conditions. As of June 30, 2009, IBR has opened and received successful FDA inspections at all 15 plasma collection centers, received FDA licenses for 14 of the 15 plasma collection centers, and we have completed the purchase of ten of these plasma centers. During 2009, we expect to evaluate the purchase of the remaining IBR centers on a case-by-case basis.

        On August 1, 2007, we entered into a three or four year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC, under which we (i) purchase annual minimum quantities of plasma from approved centers, (ii) finance the development of certain plasma collection centers (Talecris Designated Centers), and (iii) have the option to purchase such Talecris Designated Centers. In August 2008, Talecris notified Plasma Centers of America, LLC that they were in breach of the agreement due to non-performance. We terminated the agreement in September 2008. The parties are currently in litigation over this contract. See "Legal Proceedings" for further information about this litigation.

        We intend to continue to purchase some plasma from third parties through plasma supply contracts. On August 12, 2008, concurrent with execution of the CSL-Talecris merger agreement, we signed a five-year plasma supply agreement with CSL Plasma Inc., a subsidiary of CSL Limited, a major competitor, for a minimum of 1.85 million liters to a maximum of 2.55 million liters of source plasma over five years. This contract survives the termination of the merger agreement. In addition to the contract with CSL Plasma Inc., Talecris has several other contracts to purchase source plasma and hyperimmune plasma with various third parties.

        Since acquiring the 21 licensed plasma centers, 12 unlicensed centers, and 25 development sites from IBR in 2006 and then acquiring three additional centers from IBR in 2007, we have opened 26 additional centers and our partners have opened 15 additional centers. During this time, TPR has also permanently closed four unlicensed centers. We have received FDA licensure for 16 of the centers that TPR opened and our partners have received FDA licenses for 14 of the centers they opened. TPR has acquired ten of the licensed centers that our strategic partners opened.

Center Type	Licensed	Unlicensed	Total
TPR	60	8	68
IBR	4	1	5

Total	64	9	73

        These 73 centers collectively represent substantially all of our currently planned collection center network. We expect that this network will provide approximately 90% of our current plasma requirements once it matures during the next five years. As of June 30, 2009, two unlicensed centers are temporarily closed for remediation and we have permanently closed four unlicensed centers.

        We plan to source our plasma supply through the continued growth of our plasma collection center platform, through pre-selected acquisitions of our strategic partners' collection centers, and through our plasma supply contracts with third parties. In addition to the procurement of plasma, we also purchase intermediate materials needed for the production of specific fractions. These materials are purchased from fractionators that have either excess capacity or do not have the processes to manufacture the final product.

Pathogen safety

        Assuring the pathogen safety of our products is a priority for us. There are a number of steps used to help ensure the pathogen safety of the source plasma we use and the products we produce. The initial step is the application of donor qualification procedures by our plasma suppliers. We also test donated plasma for serum antibodies. The purpose of serological testing is to detect serum antibodies and other biological markers that appear specifically in association with certain diseases. Serological testing is provided under contract by qualified laboratories according to our specifications.

        Prior to delivery of the source plasma from our suppliers to our manufacturing plant, we internally perform nucleic acid amplification testing, or NAT, for various viruses, including HBV, HCV, HIV, HAV, and B-19. Our ability to perform NAT testing internally provides us with a strategic advantage over competitors who do not have such facilities and must contract with a third party, the National Genetics Institute. We perform these tests in a 76,000 square foot testing facility, located in Raleigh, North Carolina. The facility is leased through September 2017, with an option to purchase until September 1, 2011. The laboratory tested 3.9 million samples in 2008 and is operated by 106 operations and quality employees.

        Once a unit of plasma passes strict donor qualification procedures, the initial round of serological testing and NAT, the unit is held for a period of time to monitor for pathogen development in subsequent donations. Following the inventory hold period, acceptable units are combined into fractionation pools and a second round of selected serological testing and NAT is performed on the fractionation pool. As purification of the target proteins occurs, viral particles and prions can be removed as a result of the fractionation and downstream processes. In addition, all products undergo specific virus inactivation steps in the manufacturing process that are distinct to the particular product being produced. Extensive laboratory studies are conducted to validate the capacity of the manufacturing processes to remove or inactivate pathogens. The results of these studies undergo rigorous evaluation by our pathogen safety experts and government regulatory agencies. Our safety efforts include use of a zoning concept at our Clayton fractionation site to tightly control air, material, and personnel flow throughout production. Furthermore, we have received certification from the industry's trade association, the Plasma Protein Therapeutics Association, as a result of our voluntary adoption of safety standards beyond those required by government regulators.

Company History

        Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC.

        We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005, upon the completion of our acquisition of substantially all of the assets and specified liabilities of Bayer's worldwide plasma business (Bayer Plasma), an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a wholly-owned (indirect) subsidiary of Bayer AG (collectively or individually, Bayer), in a transaction which was effected by Talecris Holdings, LLC. As part of our overall formation activities, we also acquired 100% of the outstanding common stock of Precision Pharma Services, Inc. (Precision) on April 12, 2005 from Ampersand.

        We are a majority-owned subsidiary of Talecris Holdings, LLC, an entity owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC.

        Bayer Plasma Acquisition.    On March 31, 2005, we acquired certain assets, properties, and operations of Bayer Plasma and assumed certain liabilities from Bayer pursuant to the terms of an Amended and Restated Joint Contribution Agreement. The total consideration given to Bayer consisted of $303.5 million of cash, 1,000,000 shares of our common stock, which included an embedded put/call feature (which we repurchased in 2006), and one share of 14% Junior Preferred Stock (which we subsequently repurchased). The cash portion of the acquisition was partially financed by $125.0 million of funding provided by affiliates of Cerberus and Ampersand. In exchange for the cash funding, Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million, 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90.0 million, and 100,000 shares of series A preferred stock. The remainder of the purchase price was funded by $199.9 million that we borrowed under our then existing secured credit facility with JPMorgan.

        Precision Acquisition.    On April 12, 2005, we acquired 100% of the common stock of Precision from Ampersand Plasma Holdings, L.L.C. for $16.8 million including the assumption of $3.3 million in debt. We acquired Precision to increase our fractionation capacity. The acquisition was financed through the issuance to Ampersand of $2.8 million in 12% Second Lien Notes with a fair value equal to their face value and 192,310 shares of series B preferred stock to Talecris Holdings LLC.

        International BioResources Acquisition and Plasma Platform Development.    In an effort to improve the predictability, reliability and sustainability of our plasma supply, we pursued a strategy to vertically integrate a substantial portion of our plasma supply chain through the creation of TPR. This strategy enabled us to reduce our reliance on third party suppliers, enhanced our flexibility in procuring plasma, increased our operating efficiencies and, we expect, will ultimately improve our gross margins and profitability as our collection center platform matures and we are able to reduce levels of under-absorbed TPR infrastructure and start-up costs. In November 2006 we acquired 21 FDA-licensed centers, 12 unlicensed operating centers, and 25 development sites from IBR, our then second largest third party supplier, through an asset purchase agreement.

        Subsequently, we have devoted significant resources to the internal development of our plasma collection center platform, which has included organic growth, the acquisition of additional plasma collection centers from IBR, and third party center development agreements, primarily with IBR, under which we provide financing for the development of plasma collection centers that are dedicated to our plasma collection, for which we have the option to purchase under certain circumstances. Our current plasma collection center platform including those operated for us by IBR consists of, as of June 30, 2009, 73 centers, of which 64 are licensed.

Competition

        The plasma products industry is highly competitive with changing competitive dynamics. We face, and will continue to face, intense competition from both U.S.-based and foreign producers of plasma products, some of which have lower cost structure, greater capital, manufacturing facilities, resources for research and development, and marketing capabilities. In addition to competition from other large worldwide plasma products providers, we face competition in local areas from smaller entities. In Europe, where the industry is highly regulated and health care systems vary from country to country, local companies may have greater knowledge of local health care systems, more established infrastructure and have existing regulatory approvals or a better understanding of the local regulatory process, allowing them to market their products more quickly. Moreover, plasma therapy generally faces competition from non-plasma products and other courses of treatments. For example, recombinant Factor VIII products compete with plasma-derived products in the treatment of Hemophilia A.

        In 2007, we were ranked third in global plasma product sales, with a 12% share of worldwide sales. According to MRB, our principal plasma derivatives competitors are Baxter International, Inc., CSL Behring, Octapharma AG and Grifols, representing 22%, 18%, 9% and 8%, respectively, of worldwide plasma derivative sales in 2007. We also face competition in specific countries from local non-profit organizations.

        With regard to other large plasma product providers and certain key products of the plasma product business, the competition we face, and the principal bases on which we compete, vary from product class to product class.

IGIV

        The majority of competing IGIV products were, prior to 2007, either lyophilized powders that required time consuming reconstitution or lower concentrated liquid, most of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. We believe our use of a caprylate purification process gives our product an advantage over competitors' products that are purified by harsher solvent processes. Since 2002, the majority of sales for IGIV products have shifted from lyophilized to liquid with liquids capturing 36% of the market in 2002 and 80% in 2008. Liquid IGIV products are viewed as preferable because they are ready-to-use (i.e., they require no reconstitution), with generally excellent efficacy and tolerability profiles. Product margin improvement opportunities are being driven by the transition from lower priced lyophilized products to higher priced liquids using manufacturing processes that deliver improved IgG (immune gamma globulin) yields.

        There has been considerable consolidation among IGIV producers in the U.S. In 2003, CSL acquired the assets from Aventis Behring, and Grifols acquired a range of assets from Mitsubishi's Alpha Therapeutics that led to the exit of two IGIV brands. A year later, Octapharma and Grifols launched lower concentration liquids. Grifols has recently received FDA approval for its new manufacturing process: Flebogamma | 5% DIF with double virus inactivation and filtering. CSL received U.S. regulatory approval for its liquid 10% IGIV and launched its product in 2008. CSL has a second generation subcutaneous product in development for a PI indication and launched Rhophylac for ITP in 2007. In 2006, Baxter Bioscience launched Gammagard Liquid 10% soon after its purchase of the American Red Cross IGIV product line (Panglobulin and Polygam). Other Baxter efforts in subcutaneous formulation and delivery in flexible containers have also been announced. Among producers of liquid IGIV products, we intend to compete primarily on the basis of our first-line positioning as the premium liquid IGIV brand with extensive clinical experience and well developed brand loyalty supplemented in the medium term with new indications and formulations.

A1PI

        Until 2003, our A1PI product, Prolastin A1PI, was the only plasma product licensed and sold for therapy of congenital A1PI deficiency-related emphysema in the U.S. As new competitors introduced products into the U.S., our share of units sold of Prolastin A1PI in the U.S. was approximately 67% of all A1PI product sales in 2008 according to MRB. We anticipate an additional competitor will begin sales in the U.S. in 2010 or 2011. We expect to compete with increased competition on the basis of our long clinical history as well as brand name recognition and customer acceptance. In that regard, we believe we have a significant advantage because of our existing direct-to-patient delivery program, Prolastin Direct, which is our primary distribution mode in the U.S. We believe Prolastin is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty with, an annual retention rate of over 96%. New entrants will likely continue to gain some share of product sales for new patients (competitors have also invested in new patient identification efforts), but we have not incurred significant erosion of our existing customer base due to patients' switching to alternative A1PI products and we have been successful in identifying new patients. We experience continual patient losses due to the nature of the disease.

        Other manufacturers began selling A1PI products in the United States and Spain beginning in 2003 and France in 2005. In 2006, we completed a Mutual Recognition Procedure in ten additional European countries, where over 1,300 symptomatic patients have been identified but have had no access to a licensed A1PI product. We are in reimbursement negotiations in these countries, which must be concluded before we can expect to significantly increase sales in these countries.

Albumin

        Recently, industry-wide albumin sales have increased significantly driven by both favorable volume demand and price. Among albumin products, competition is generally based on price, given that the products tend to be homogenous. In 2007, we had an approximate 7% share of global albumin and PPF sales. Most of our albumin sales are in the U.S.

Thrombate

        GTC Biotherapeutics received FDA approval for Atryn, transgenic ATIII (produced in transgenic goats) for the treatment of hereditary antithrombin deficiency. The product was launched by Lundbeck, Inc. in the U.S. in May 2009.

Contractual Arrangements

        We have material contractual arrangements with Cerberus and Ampersand that are discussed in the section entitled "Certain Relationships and Related Person Transactions" contained elsewhere in this prospectus.

Property

        Our primary facilities are the Clayton, North Carolina site, R&D and office facilities in Research Triangle Park, North Carolina, and the Melville, New York site, each of which we own or lease as noted. All of our owned real estate is pledged as security under our First Lien Term Loan Credit Agreement, our Second Lien Term Loan Agreement, and the Wachovia Bank Revolving Credit Agreement. A summary of our properties is as follows.

  •
  Clayton Site. A 182-acre site that we own, located in Clayton, North Carolina, which includes a 14-building complex of office space, lab space, warehouse, freezer storage and biopharmaceutical manufacturing facilities consisting of 654,139 square feet. An additional 37,000 square feet of warehouse space is leased through December 2010 in a building located adjacent to our Clayton site.

  •
  Research Triangle Park. A leased three-building headquarters/administrative office facility. The main building housing our corporate headquarters is leased through February 2012, and additional space in two other buildings is leased through July 2013 and December 2010.

  •
  Raleigh Test Lab. A laboratory space in Raleigh, North Carolina consisting of 76,000 square feet leased through September 2017, with an option to purchase through 2011.

  •
  Melville Site. An 11-acre site that we own, located in Melville, New York, consisting of 102,922 square feet of office space, lab space, warehouse and biopharmaceutical manufacturing facilities.

  •
  Research Triangle Park. An 18-acre site that we own, located in Research Triangle Park, NC, on which is located a R&D building, consisting of 45,000 square feet of office space and 25,000 square feet of laboratory facilities.

  •
  Benson Warehouse. A cold storage warehouse of 39,200 square feet used for plasma storage in Benson, North Carolina leased through December 2012.

  •
  Plasma Collection Centers. As of June 30, 2009, we operated 73 plasma collection centers of various sizes under non-cancellable lease agreements expiring at various dates.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        Patents.    As of March 31, 2009, we owned or exclusively licensed for uses within our field of business over 130 U.S. patents and U.S. patent applications as well as numerous foreign counterparts to many of these patents and patent applications. At present, we do not consider any individual patent, patent application or patent family to be material to the operation of our business as a whole. Patents related to our recombinant Plasmin development program, however, have the potential to provide future competitive advantage by providing exclusivity related to the composition of matter, formulation, and method of administration of the molecule and could materially improve the value of the program. Our patent portfolio includes patents and patent applications with claims directed to the composition of matter, manufacturing processes, pharmaceutical formulation and methods of use of many of our compounds and products, including a composition of matter patent application for a recombinant Plasmin molecule and a manufacturing process patent for Gamunex IGIV. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

        Our patent portfolio includes patents and patent applications with claims directed to the active ingredients, pharmaceutical formulations, methods of use, and methods of manufacturing of a number of our products and product candidates. We also license from Bayer specified intellectual property rights not acquired by us in connection with our formation transaction. For more information on our license arrangements with Bayer, see "Certain Relationships and Related Person Transactions" U.S. patents issuing from patent applications filed on or after June 8, 1995 have a term of 20 years from the earliest claimed priority date. For U.S. patents in force on or after December 8, 1994 that issued from applications filed before June 8, 1995, the term is the greater of 20 years from the earliest claimed priority date or 17 years from the date of issue.

        The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        Trademarks.    Given the importance of our name brands, particularly with respect to IGIV and A1PI products, we rely heavily on the protection of trade names and trademarks. We have registered trademarks for a number of our products, including Gamunex®, Prolastin®, Plasbumin®, Plasmanate®, Koate®, Thrombate III®, GamaStan®, HyperHepB®, HyperRho®, HyperRab®, HyperTet®, Gamimune®, Talecris Direct®, and Prolastin Direct®.

        Trade Secrets.    We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

        In-License Agreements.    On August 1, 2006 we entered into a collaboration and development agreement with Activaero GmbH which grants Talecris exclusive rights to use the Akita™ inhalation device for the aerosol delivery of Alpha-1-Antitrypsin for any indication. Under that agreement, we are committed to a minimal level of spending each year during development and should the product reach commercialization we must pay a royalty on sales, with no milestone payments due to Activaero GmbH The agreement is valid until the last to expire applicable patent right—currently not expected until 2025. Talecris has the right to terminate with up to 120 days notice, but must pay a progressively higher termination fee determined by considering both the reason for Talecris' termination and the number of years since the effective date of the agreement. On September 4, 2008 and December 17, 2008, we entered into exclusive commercial licenses with Crucell N.V. for two recombinant proteins, A1PI and Factor VIII, utilizing advanced protein technology. We paid Crucell license fees and committed to pay them milestone payments when certain research and clinical targets have been met and royalty payments upon commercialization, while reserving the right for us to terminate the agreements without penalty upon 90 days notice.

Government Regulation

        Government authorities in the U.S., at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. The following is a summary of overall regulatory landscape for our business.

        United States Government Regulation.    In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA's imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution, or any combination of these sanctions. Any agency or judicial enforcement action could have a material adverse effect on us.

        The BLA Approval Process.    Drugs that are also biological products must also satisfy the requirements of the Public Health Services Act and its implementing regulations. In order for a biological drug product to be legally marketed in the U.S., the product must have a Biologic License Application (BLA), approved by the FDA.

        The steps for obtaining FDA approval of a BLA to market a biological product in the U.S. include:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies under the FDA's good laboratory practices regulations;

  •
  submission to the FDA of an Investigational New Drug Application (IND), for human clinical testing, which must become effective before human clinical trials may begin and which must include independent Institutional Review Board, or IRB, approval at each clinical site before the trials may be initiated;

  •
  performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practices to establish the safety, purity, and potency of the product for each indication;

  •
  submission to the FDA of a BLA, which contains detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes of the clinical trials, and proposed labeling and packaging for the product;

  •
  satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review;

  •
  satisfactory completion of an FDA Advisory Committee review, if applicable;

  •
  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations, to assure that the facilities, methods and controls are adequate to ensure the product's identity, strength, quality and purity; and

  •
  FDA approval of the BLA.

        Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical testing may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under requirements to ensure the protection of human subjects participating in the trial and protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an institutional review board, or IRB, at each site at which the study is conducted must approve the protocol and any amendments. All research subjects must be informed, among other things, about the risks and benefits of the investigational product and provide their informed consent in writing.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I trials usually involve the initial introduction of the investigational drug into a small group of healthy volunteers (e.g., 10 to 20) to evaluate the product's safety, dosage tolerance and pharmacokinetics and, if possible, to gain an early indication of its effectiveness.

        Phase II trials usually involve controlled trials in a larger but limited patient population (e.g., a few hundred) to:

  •
  evaluate dosage tolerance and appropriate dosage;

  •
  identify possible adverse effects and safety risks; and

  •
  provide a preliminary evaluation of the efficacy of the drug for specific indications.

        Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population (e.g., several hundred to several thousand). Phase III trials usually involve comparison with placebo, standard treatments or other active comparators. Usually two well-controlled large Phase III or pivotal trials demonstrating safety and efficacy are required. These trials are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling. Phase III trials are usually larger, more time consuming, more complex and more costly than Phase I and Phase II trials. Since most of our products are aimed at very small populations where it is not always possible to conduct two large studies, we may only be required to conduct one study on a smaller number of patients than would typically be required for pharmaceutical products in general.

        Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB's requirements or if the research has been associated with unexpected serious harm to patients.

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. In most cases, the BLA must be accompanied by a substantial user fee. The FDA will initially review the BLA for completeness before it accepts the BLA for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality and purity.

        Under the Pediatric Research Equity Act of 2003, or PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        Before approving a BLA, the FDA generally will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product if it finds that the facility does not appear to be in cGMP compliance. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will either disapprove the application or issue an approvable letter in which it will outline the deficiencies in the BLA and provide the applicant an opportunity to meet with FDA representatives and subsequently to submit additional information or data to address the deficiencies. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

        Post-Approval Requirements.    After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA, the FDA may require post marketing testing and surveillance to monitor the product's safety or efficacy. In addition, holders of an approved BLA are required to keep extensive records, to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations as well as the manufacturing conditions of approval set forth in the BLA. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP regulations, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

        Orphan Drug Designation.    The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition" that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user-fee benefits. In addition, if a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity. However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.

        Fast Track Designation.    The FDA's fast track programs, one of which is fast track designation, are designed to facilitate the development and review of new drugs that are intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs for the conditions. Fast track designation applies to a combination of the product and the specific indication for which it is being studied. Thus, it is the development program for a specific drug for a specific indication that receives fast track designation. The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA including through timely meetings and feedback on clinical trials. Products in fast track drug development programs also may receive Priority Review or accelerated approval (i.e., where the review cycle is set with a six-month review clock instead of 10- or 12-month review clock). Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA. The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first.

        Regulation Outside the United States.    In addition to regulations in the U.S., we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the U.S. before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        To obtain regulatory approval of a drug under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. All marketing authorizations for products designated as orphan drugs must be granted in accordance with the centralized procedure. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

        The European Agency for the Evaluation of Medicinal Products grants orphan drug designation to promote the development of products that may offer therapeutic benefits for life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the European Union. In addition, orphan drug designation can be granted if the drug is intended for a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would be sufficient to justify developing the drug. Orphan drug designation is only available if there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients. Orphan drug designation provides opportunities for free protocol assistance, fee reductions for access to the centralized regulatory procedures before and during the first year after marketing authorization and 10 years of market exclusivity following drug approval. Fee reductions are not limited to the first year after authorization for small and medium enterprises. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

        FDA-approved Talecris products are required to be registered and approved by local regulatory agencies in the majority of countries outside North America and Europe. There are a limited number of countries (Bahamas, Bermuda, Guam, Oman and Quatar) which do not require further local product registration and product may be distributed based on the existing FDA approval. In addition, any changes in the distributors supporting our export business could result in a loss of sales.

Pharmaceutical Pricing and Reimbursement

        In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health programs, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Our products may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2006, a partial, voluntary prescription drug benefit for Medicare beneficiaries was established by the U.S. Congress called Medicare Part D. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we are required to negotiate prices with private insurers operating pursuant to federal program guidance. These prices may be lower than we might otherwise obtain. Federal, state and local governments in the U.S. continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing. Such legislation could include changes to Medicare Part D, including possibly permitting the federal government to negotiate prices directly with manufacturers.

        In 2006, the U.S. Congress passed legislation that required states to collect National Drug Code information on physician-administered drugs provided in the outpatient setting, such as IGIV, so that states can request rebates for these products under the Medicaid Drug Rebate Program. The provision was effective January 1, 2008; however, collection of this information has been delayed owing to technical difficulties hospitals have reported with information collection. CMS has, thus far, extended the deadline for all states that have requested an extension. In the U.S. the "340B program" extends Public Health Service pricing to hospitals serving some disadvantaged populations. In December 2008, a trade group representing 340B hospitals filed suit in federal court to stop CMS from collecting rebates on physician-administered drugs provided in the hospital outpatient setting. This group argues that a provision in the Medicaid Drug Rebate statute specifically exempts physician-administered drugs in this setting from the rebate. To the extent CMS is able to enforce the requirement and to the extent states are able to comply, we expect our Medicaid rebate liability will increase.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the U.S. has increased and will continue to increase the pressure on pharmaceutical pricing. For a discussion of certain risks related to reimbursement and pricing, please see "Risk Factors—Risks Related to Healthcare Reform and Reimbursement—We could be adversely affected if government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products."

Other

        Our operations and many of the products we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States. In the United States, apart from the agencies discussed above, our facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by the Drug Enforcement Agency, the Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Agriculture, the Department of Labor, Customs and Border Protection, the Department of Commerce, the Department of Treasury, the Department of Justice and others. Furthermore, because we supply products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare, our activities are also subject to regulation by the Centers for Medicare and Medicaid Services and enforcement by the Office of the Inspector General within the Department of Health and Human Services. State agencies also regulate our facilities, operations, employees, products and services within their respective states. Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of the company's global operations. For further discussion of the impact of regulation on our business, see "Risk Factors—Risks Related to Our Business—Certain of our other business practices are subject to scrutiny by regulatory authorities."

Employees

        As of March 31, 2009, we had approximately 4,650 full-time employees, including a number of employees with M.D. or Ph.D. degrees (Talecris Biotherapeutics Inc. 2,116 employees; Talecris-Melville 138 employees; Talecris Biotherapeutics Ltd. (Canada) 22 employees; Talecris Biotherapeutics GmbH (Germany) 57 employees; Talecris Plasma Resources Inc. 2,317 employees). None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

        Of our workforce, 263 employees are engaged in research and development at March 31, 2009 as described below:

Functional area	Headcount	Core responsibilities
Preclinical	25	Candidate identification, pre-clinical research, candidate advancement to development decision, candidate screening based on proof of principle or clear mechanism of action.
Administration	8
Program Management Office	8	Oversight of the systems for and management of the execution of, strategic development projects for new products, new indications, and new processes.
Technology	72	Process development and improvement for plasma-based products (including technical support for operations), technology exploration, process/product development, and clinical manufacturing operations.
Pathogen safety	43	Exploration, introduction, validation of viral and prion detection and reduction technologies.
BioAnalytics	50	Exploration, implementation of new technologies for analytics, support of R&D functions, development of new and improved test methods for operations.

Functional area	Headcount	Core responsibilities
Medical Affairs	44	Continuing medical education, medical writing and publication, communicating medical information to health care providers. Trial design, execution, monitoring, data collection, analysis, report creation, regulatory agency interaction (all supplemented by external contract research organizations).
NAT Development	13	To develop, validate, and support the operational setting of the Nucleic Acid Technology operational group located at our Raleigh Test Lab, primarily serving manufacturing operations in the testing of all incoming plasma units for blood born pathogens.

Total	263

Legal Proceedings

        We are involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of our businesses. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, but might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patents Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings, and the plaintiffs agree not to oppose our motion to stay, which was subsequently confirmed by the court. We believe that the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint and pursue our counterclaims.

        In August 2008, we notified Plasma Centers of America, LLC (PCA) that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, we filed suit in federal court in Raleigh, North Carolina, against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. A mediation held on January 8, 2009 with the objective of a global resolution of all claims among and between the various parties ended in an impasse. We were served in January 2009 in a parallel action by PCA, alleging breach of contract by TPR. Defendants in the federal case are seeking a stay, which we oppose, believing that the more efficient course would be for PCA to dismiss the state action and for PCA and the Partnership to proceed in a single consolidated federal court action. The parties are in the early stages of pre-trial discovery.

 MANAGEMENT

        Our executive officers and directors and their respective ages and positions as of July 1, 2009 are as follows:

Name	Age	Position
Lawrence D. Stern	52	Chairman, Chief Executive Officer and Director
John M. Hanson	56	Executive Vice President and Chief Financial Officer
John F. Gaither, Jr.	60	Executive Vice President, General Counsel and Secretary
Joel E. Abelson	50	Senior Vice President and General Manager, Portfolio Management and International Business
James R. Engle	54	Senior Vice President, Information Technology
Kari D. Heerdt	41	Senior Vice President, Human Resources
Mary J. Kuhn	50	Senior Vice President, Operations
Thomas J. Lynch, PhD	58	Senior Vice President, Corporate Compliance, Regulatory and Public Policy
Daniel L. Menichella	49	Senior Vice President, Business Development
Bruce Nogales	53	Senior Vice President and General Manager, Talecris Plasma Resources
John R. Perkins	38	Senior Vice President and General Manager, Portfolio Management and U.S. Business
Stephen R. Petteway, Jr. PhD	64	Senior Vice President, Research & Development
Stuart A. Auerbach	51	Director
Richard A. Charpie, PhD	57	Director
Paul N. Clark	62	Director
W. Brett Ingersoll	45	Director
James T. Lenehan	60	Director
Kenneth J. Martin	55	Director
Steven F. Mayer	49	Director
Ruedi E. Waeger, PhD	66	Director

        Lawrence D. Stern has served as our Chairman and Chief Executive Officer since June 2007, as a director since April 2005, and currently serves as chairman of the executive committee and as a member of the nominating and governance committee. He was previously our Executive Chairman from April 2005 until June 2007. From December 2003 until March 2005, Mr. Stern worked primarily with Cerberus and Ampersand in connection with our formation transaction. From January through November 2003, Mr. Stern worked as an independent consultant supporting debt and equity transactions. Mr. Stern received his BS in Chemical Engineering from Cornell University and his MS from the Massachusetts Institute of Technology.

        John M. Hanson has served as Executive Vice President and Chief Financial Officer for our company since October 2005. From April 2003 until he joined us in 2005, Mr. Hanson was employed at Andrx

Corporation, a specialty pharmaceuticals company, where he ultimately served as Senior Vice President and Chief Financial Officer. Mr. Hanson took some time off from August 2001 to March 2003 to pursue personal interests. Mr. Hanson has an extensive history of executive experience in the pharmaceuticals industry. From November 2000 to July 2001, Mr. Hanson served as Chief Financial Officer of Mylan Laboratories and from September 1996 to October 2000, Mr. Hanson served as Chief Financial Officer of Zenith-Goldline Pharmaceuticals, Inc., the U.S. generic products subsidiary of IVAX Corporation. Mr. Hanson was employed by Arthur Andersen LLP from 1984 to 1995. Mr. Hanson is a Certified Public Accountant and earned both his BS in Biology and his MPA from the University of South Dakota.

        John F. Gaither, Jr.    has been our Executive Vice President, General Counsel and Secretary since September 2006. Prior to joining us in 2006, Mr. Gaither served as Senior Vice President, General Counsel and Secretary of NeighborCare, Inc., one of the largest providers of institutional pharmacy services in the United States, from 2003 through 2005. Mr. Gaither earned both his BBA in Accounting (High Honors) and his JD (Summa Cum Laude) from the University of Notre Dame.

        Joel E. Abelson has served as our Senior Vice President and General Manager, Portfolio Management and International Business since April 2008. Previously, he was Vice President and General Manager, International Commercial Operations from August 2007 to April 2008 and before that he was Vice President, Canada and Intercontinental Commercial Operations from March 2006 to August 2007. From April 2005 until March 2006, Mr. Abelson worked in a consulting role for Talecris supporting both the formation of the new company and the planning and establishment of our Canadian business. From July 2002 to March 2005, Mr. Abelson served as Vice President, Global Strategic Marketing for Bayer's Biological Products Division. Mr. Abelson received his BA (Honours) degree from Carleton University and his MA degree in Public Administration from the University of Toronto.

        James R. Engle has been our Senior Vice President, Information Technology since April 2005. Prior to joining us in 2005, Mr. Engle was with Aventis from 1988 to 2004. His most recent position at Aventis was Senior Vice President, IT for Aventis Behring (subsequently acquired by CSL Ltd. and renamed CSL Behring) from 1999 to 2004. Mr. Engle attended Delaware Valley College of Science and Agriculture, where he earned his BS in Business Administration.

        Kari D. Heerdt has been our Senior Vice President, Human Resources since January 2008. Prior to joining Talecris, Ms. Heerdt served as Senior Vice President of Human Resources for Mervyns, a mid-market department store partially owned by Cerberus Capital Management, from 2004 to 2008. Prior to that, she was a consultant to Cerberus Capital Management, a leading investment management firm. From 2000 to 2004, Ms. Heerdt was a Senior Consultant for Hewitt Associates, a global Human Resources consulting firm. Ms. Heerdt earned a BA degree from Mount Holyoke College, and a MS from the Krannert Graduate School of Management at Purdue University.

        Mary J. Kuhn has been our Senior Vice President, Operations since April 2005. Prior to joining us, Ms. Kuhn was a Senior Vice President of Operations at Bayer from October 2002 to April 2005. During the previous two decades, Ms. Kuhn held numerous positions with increasing responsibility within Bayer's North American Pharmaceutical Division's Headquarters, including Supervisor, Pharmaceutical Formulations Lab; Manager, Pharmaceutical Technical Services; Manager, Manufacturing Operations; Director, Manufacturing; and, Vice President, Technical Operations and Ethical Product Manufacturing; and Vice-President of Operations. Ms. Kuhn earned her BS in Pharmacy from Purdue University and her EMBA from the University of New Haven.

        Thomas J. Lynch, PhD began as our Vice President of Corporate Governance and Compliance in April 2005, and assumed his current position as Senior Vice President, Corporate Compliance, Regulatory and Public Affairs in early 2006. From 2003 to 2005, Dr. Lynch served as Vice President of Regulatory Affairs and Quality Assurance for CryoLife, Inc., a medical device and human tissue company. Prior to that, from 2000 to 2003, he served as Senior Vice President, Regulatory Affairs and Quality Assurance at Clearant, a biotechnology company engaged in pathogen inactivation research & development. From 1993 to 2000,

Dr. Lynch was with the U.S. Food and Drug Administration, most recently as Deputy Director of the Division of Hematology. He holds a Ph.D. in biochemistry from Wayne State University and a JD from Georgetown University.

        Daniel L. Menichella joined our company in October 2007 as Senior Vice President, Business Development. Prior to joining our company, Mr. Menichella served in various capacities related to business development and strategic planning at Merck KgaA, the global pharmaceutical and chemical company, from December 2002 until October 2007. Over the course of his five years at Merck KgaA, Mr. Menichella served as Vice President, Business Development, Vice President, Corporate Strategic Planning and Vice President, Corporate Business Development and Alliance Management. Mr. Menichella earned his AB from Harvard University and his MBA from the University of North Carolina at Chapel Hill.

        Bruce Nogales joined our company in 2005 as Vice President, International, responsible for our business transitions in Europe and Intercontinental Markets. He has also served as Vice President of both the Immunology and Pulmonary Commercial Development groups. In April 2007, Mr. Nogales was named Vice President and General Manager, International Commercial Operations and in September 2007, Mr. Nogales was named Senior Vice President and General Manager, Talecris Plasma Resources. Prior to joining us, Mr. Nogales had served from 1999 through 2004 as both Vice President and General Manager of Intercontinental Commercial Operations and of the Wound Healing Business Unit at Aventis Behring (subsequently acquired by CSL Limited and renamed CSL Behring), which is engaged in the global protein therapeutics business. Mr. Nogales earned his BS in Finance from California State University, Long Beach in 1978 and completed an Executive Development Program at the University of Pennsylvania's Wharton School of Business.

        John R. Perkins joined Talecris Biotherapeutics in 2006 and since April 2008 has served as our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Previously, he was Vice President, U.S. Commercial Operations. Prior to joining Talecris, Mr. Perkins was a consultant to Cerberus Capital Management where he provided executive management since 2004 for several existing portfolio companies, including Talecris, and operational due diligence for potential investments. Mr. Perkins joined Cerberus from General Electric where he was an executive in its Corporate Business Development group since 2001. Mr. Perkins started his career with General Electric where he held a variety of additional positions including marketing/product management, sales, operations and corporate audit. Mr. Perkins is a graduate of General Electric's Management Development Program. He received his BA from DePauw University and earned his MBA from Northwestern's Kellogg School of Management.

        Stephen R. Petteway, Jr., PhD has served as our Senior Vice President, Research & Development since April 2005. Prior to our formation transaction, Dr. Petteway held various positions for Bayer Biological Products, including: Senior Director, Pathogen Safety & Research; Vice President, Pathogen Safety & Research; and Acting Head, Research & Technology. Dr. Petteway is the author of numerous scientific publications and patents related to diagnostics and therapeutics. Dr. Petteway earned his BA in Microbiology/Chemistry from the University of South Florida at Tampa, and his PhD in Molecular Cell Biology from the University of Alabama at Birmingham.

        Stuart A. Auerbach has been a member of our board of directors since April 2005 and currently serves on the audit and executive committees. Mr. Auerbach has been a general partner with Ampersand since 1995, having previously served as an associate and partner dating back to 1991. During his tenure at Ampersand, Mr. Auerbach has served as a director of fifteen public and private companies. Mr. Auerbach earned his BS in Chemical Engineering from Columbia University and his MBA from Harvard Business School.

        Richard A. Charpie, PhD has been a member of our board of directors since April 2005 and currently serves on the compensation committee. Dr. Charpie has been a managing general partner at Ampersand since its founding in 1988 as a spin-off from PaineWebber Incorporated. Dr. Charpie has served as a director of more than thirty-five public and private companies. Dr. Charpie earned both his BS and MS in

Physics from the Massachusetts Institute of Technology. He also earned his PhD in Economics and Finance from the Massachusetts Institute of Technology.

        Paul N. Clark has been a member of our board of directors since September 2007 and currently serves on the audit and compensation committees. Prior to joining us, Mr. Clark served as Chief Executive Officer and President from June 1999, and Chairman of the Board of Directors from February 2000, until February 2007 of ICOS Corporation, a biotechnology company. Prior to ICOS, Mr. Clark was with Abbott Laboratories from 1984 to 1998, where he had responsibility for pharmaceuticals and other businesses, retiring from Abbott as Executive Vice President and a board member. Mr. Clark is also a director of Agilent Technologies, Inc., Amylin, Harlan Labs and Catalent Pharma Solutions. Mr. Clark received his BS in finance from University of Alabama and his MBA from Dartmouth College, Amos Tuck School.

        W. Brett Ingersoll has been a member of our board of directors since April 2005 and currently serves as chairman of the compensation committee. Mr. Ingersoll has served as senior managing director and co-head of private equity at Cerberus Capital Management since 2003. In addition to serving on the board of our company, Mr. Ingersoll is also a member of the boards of directors of the following public companies: ACE Aviation Holdings (compensation and audit committees) and AerCap Holdings N.V. (nomination and compensation committee). Mr. Ingersoll received his BA in Economics from Brigham Young University and his MBA from Harvard Business School.

        James T. Lenehan has been a member of our board of directors since April 2005 and currently serves as chairman of the nominating and governance committee and also serves on the compliance committee. Since October 2004, Mr. Lenehan has also been a consultant for Cerberus Capital Management. Prior to that, Mr. Lenehan served in a variety of positions at Johnson & Johnson from October 1976 until he retired as Vice Chairman in June 2004. In addition, Mr. Lenehan is a member of the board of directors of Medtronic Inc., Aton Pharmaceuticals and Blacklight Power, Inc. Mr. Lenehan earned his BA in Economics from the University of Akron and his MBA from Northwestern University.

        Kenneth J. Martin has been a member of our board of directors since September 2007 and serves on our executive committee and as chairman of our audit committee. Prior to joining us, Mr. Martin served as Chief Financial Officer and Vice Chairman of Wyeth, a company engaged in the pharmaceuticals, consumer healthcare and animal health sectors, from April 2006 through June 2007. While an executive officer at Wyeth, Mr. Martin was a member of the management, law/regulatory review, operations, human resources and benefits and retirement committees. Prior to such time, Mr. Martin had served in a variety of other executive capacities at Wyeth, including Executive Vice President and Chief Financial Officer from June 2002 to April 2006. In addition to serving on the board of our company, Mr. Martin is also a member of the board of directors and chairman of the audit committee of WABCO Holdings. He earned his BBA in Accounting from Hofstra University.

        Steven F. Mayer has been a member of our board of directors since April 2005 and currently serves on the executive committee. Mr. Mayer has been managing director of Cerberus California, LLC and predecessor entities since November 2002. In addition to serving on the board of our company, Mr. Mayer is also a member of the board of directors of BlueLinx Holdings, Inc. Mr. Mayer received his AB, cum laude, from Princeton University and his JD, magna cum laude, from Harvard Law School.

        Ruedi E. Waeger, PhD has been a member of our board of directors since April 2005 and currently serves on the nominating and governance committee and as chairman of the compliance committee. Prior to coming to Talecris, Dr. Waeger was President and CEO of Aventis Behring LLC, a plasma therapeutics business, for more than five years prior to its acquisition by CSL Ltd. in 2004 to form ZLB Behring. Dr. Waeger has over 30 years of experience in the global pharmaceutical and therapeutic protein industry. Prior to that, Dr. Waeger was President and Chief Executive Officer of ZLB Central Laboratories and Blood Transfusion Service of the Swiss Red Cross. Dr. Waeger also serves on the compensation committee of the board of directors at Alexion Pharmaceuticals, Inc., a manufacturer of pharmaceuticals for the treatment of immunological and autoimmune diseases. Dr. Waeger earned a PhD in Biochemistry from the Swiss Federal Institute of Technology.

Board Composition and Election of Directors

        In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

  •
  the class I directors will be Stuart A. Auerbach, Paul N. Clark and Kenneth J. Martin, and their term will expire at the annual meeting of stockholders to be held in 2010;

  •
  the class II directors will be W. Brett Ingersoll, Lawrence D. Stern and Ruedi E. Waeger, and their term will expire at the annual meeting of stockholders to be held in 2011; and

  •
  the class III directors will be Richard A. Charpie, James T. Lenehan and Steven F. Mayer, and their term will expire at the annual meeting of stockholders to be held in 2012.

        Our directors may be removed only for cause by the affirmative vote of the holders of 66% or more of our voting stock unless our board of directors recommends removal of a director to the stockholders, in which event, such director may be removed by the affirmative vote of the holders of 50% or more of our voting stock. In addition, prior to the date that Talecris Holdings, LLC, its Affiliates (as defined in Rule 12b-2 of the Exchange Act), or any person who is an express assignee or designee of Talecris Holdings, LLC's rights under our certificate of incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, any director may be removed from office at any time, with or without cause, by such person with notice to our board of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

        Of our nine directors, our board of directors has affirmatively determined that three are "independent," as defined by the current rules under the listing standards of the Nasdaq Global Market and the applicable rules of the Securities and Exchange Commission.

        We do not have an obligation to ensure a majority are independent, or that any members of our compensation committee or nominating committee are independent, as we are a "Controlled Company" under Nasdaq Marketplace Rule 5615(c), given that, after giving effect to this offering, greater than 50% of our voting stock will be held or controlled by Talecris Holdings, LLC.

Board Committees

        Our board of directors has established an audit committee, an executive committee, a compensation committee, a nominating and governance committee and a compliance committee. While we are not required by the rules of the Nasdaq Global Market or the Securities and Exchange Commission to establish an executive committee or a compliance committee, we believe having such committees is beneficial to us. The composition of each committee will be effective upon the closing of this offering.

        Audit Committee.    The members of our audit committee are Stuart A. Auerbach, Paul N. Clark and Kenneth J. Martin. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm.

        Under our audit committee's charter, our audit committee's responsibilities will, among other things, include:

  •
  the appointment, compensation, retention, replacement, termination and oversight of the work of, and the independence of, our independent registered public accounting firm (independent auditor) (subject, if applicable, to shareholder ratification), including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work;

  •
  overseeing the work of any other independent registered public accounting firm engaged by us, including through the receipt and consideration of certain reports from our independent auditor;

  •
  reviewing and discussing with management and the independent auditor our annual and quarterly financial statements and related disclosures;

  •
  meeting separately with our independent auditor and management;

  •
  preparing the audit committee report required by Securities and Exchange Commission rules;

  •
  establishing policies for and pre-approving all auditing services and permitted non-audit services (including accounting services related to mergers and acquisitions transactions and related financing activities), other than "prohibited non-auditing services" (specified below), to be performed for us by our independent auditor (including prohibition against paying any audit partner of ours auditor compensation based on the partner procuring engagements from us to provide any products or services other than audit, review or attest services), subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act;

  •
  exercising the right to select, retain, terminate and approve the fees and other terms of special or independent legal counsel, accountants or other experts and advisors;

  •
  reviewing management, appropriate members of our disclosure committee, the independent auditor, our annual audited financial statements and quarterly financial statements and any other reports or documents containing financial information prior to any filing with the Securities and Exchange Commission or distribution to the public, including management's and the independent auditor's judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements;

  •
  discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, and any material issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies;

  •
  reviewing at least annually and discussing with the independent auditor:

  •
  all critical accounting policies and practices to be used;

  •
  the development, selection and disclosure of critical accounting estimates and analyses prepared by management setting forth significant financial reporting issues and judgments made in connection with preparation of the financial statements, including all alternative treatments of financial information with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, regulatory and accounting initiatives, and off-balance sheet transactions and structures on our financial statements;

  •
  the accounting treatment accorded significant transactions;

    •
    any significant accounting issues, including any second opinions sought by management on accounting issues;

    •
    our use of reserves and accruals, as reported by management;

    •
    the independent auditor's assessment of its independence and all relationships between the independent auditor and us; and

    •
    other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted and/or adjusted differences.

    •
    discussing with management and the independent auditor our earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies;

    •
    discussing with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on our financial statements;

    •
    discussing with management, the internal audit department and the independent auditor our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

    •
    when required, reviewing management's assessment of the effectiveness of our internal controls over financial reporting as of the end of the most recent fiscal year and the independent auditor's report on internal controls over financial reporting;

    •
    reviewing and discussing with our independent auditor matters required to be communicated to audit committees in accordance with Statement on Auditing Standards No. 61 and Rule 2-07 of Regulation S-X (to the extent applicable) relating to the conduct of the audit, including such things as management judgments and accounting estimates, significant changes in our accounting practices, significant audit adjustments, disagreements with management, difficulties encountered in performing the audit and management's response;

    •
    establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, disclosure or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

    •
    administering our code of ethics and business conduct in conjunction with our compliance, quality and public policy committee;

    •
    reviewing and discussing any reports of corporate attorneys or outside counsel submitted to the Committee pursuant to the Securities and Exchange Commission attorney professional responsibility rules (17 C.F.R. Part 205) or otherwise with respect to a material violation of securities laws, breaches of fiduciary duties or other material violations of laws;

    •
    discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding our financial statements or accounting policies;

    •
    approval, pre-approval or ratification, as the case may be, of transactions entered into with "related persons" (as defined under Regulation S-K Item 404(a)) when any such transaction (or series of related transactions) involves an amount exceeding $120,000;

    •
    investigating such matters as it deems appropriate in connection with fulfilling its duties and responsibilities;

    •
    requesting and obtaining from the independent auditor assurance that each audit was conducted in a manner consistent with Section 10A (audit requirements) of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act; and

    •
    reviewing and reassessing, at least annually, the adequacy of the audit committee's charter.

        Under our audit committee's charter, our audit committee is also authorized to engage independent counsel and other advisors as it deems necessary, and to determine appropriate funding for such advisors and for the independent auditor issuing an audit report. All audit and non-audit services to be provided to us by our independent auditor must be approved in advance by our audit committee.

        Kenneth J. Martin is our audit committee financial expert and also serves as chair of the committee. Two of our three audit committee members—Messrs. Clark and Martin—are "independent," as defined by the current rules under the listing standards of the Nasdaq Global Market and the applicable rules of the Securities and Exchange Commission. Consistent with the membership requirements set forth in our audit committee's charter, we have relied upon the exemption set forth in Exchange Act Rule 10A-3(b)(1)(iv)(A)(2) and Nasdaq Marketplace Rule 5615(b)(1), which provides us with one year from the effectiveness of this registration statement until such time as each of the audit committee members must be "independent."

        Executive Committee.    Messrs. Mayer, Auerbach, Martin and Stern are members of our executive committee. Mr. Stern is the chair of the committee. Except as otherwise provided in its charter, our executive committee exercises the power and duties of our board of directors between board meetings and implements policy decisions of the board. The committee furthermore assists our board of directors in fulfilling its responsibilities with respect to corporate funding policy, securities offerings, budgets and financial objectives, financial commitments, dividends and related policies.

        Our executive committee's responsibilities include:

  •
  authorizing and causing us to incur liabilities for financing, including loans, loan portfolios and securities offerings of no more than $25 million and reporting recommendations to the board of directors concerning larger financing proposals;

  •
  authorizing and approving capital expenditures, including acquisitions, mergers, consolidations, divestitures, partnerships, strategic alliances, purchases and sales of securities and other similar transactions involving the issuance of our common stock, in amounts not exceeding the limits delineated in our board's authorization and approval policy;

  •
  declaration and payment of any regularly scheduled dividends in amounts previously approved by our board of directors;

  •
  reviewing and making recommendations to our board of directors with respect to our overall financial goals and financial position, including results of operations, cash flow, capitalization, leverage ratios, debt maturity schedule and foreign currency exposures to ensure prudent financial management;

  •
  establishing a suitable format for financial reporting to our board of directors, including type and frequency of our reporting financial and non-financial information;

  •
  reviewing and approving for submission to our board of directors our annual budget and multi-year plans;

  •
  reviewing our short-term and long-term financial requirements and the projected availability of financing options to ensure that we are maintaining sufficient liquidity and making recommendations to our board of directors concerning our financing strategies and activities in the capital markets;

  •
  reviewing and assessing our risk management policies and activities (e.g. corporate insurance program, cash management, interest rate hedging, foreign currency) and provide guidance to our board of directors and senior management with respect thereto;

  •
  reviewing our overall tax planning strategy and providing guidance to our board of directors and senior management with respect thereto;

  •
  developing and recommending to our board of directors appropriate policies and procedures for approval and delegating of authority with respect to corporate, operating and financial transactions; and

  •
  consulting with our compensation committee concerning financial performance as it affects compensation.

        Compensation Committee.    Richard A. Charpie, Paul N. Clark and W. Brett Ingersoll are the members of our compensation committee. Mr. Clark has been affirmatively determined by our board of directors to be "independent," as defined by the current rules of the Nasdaq Global Market. Mr. Ingersoll is the chair of the committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

        Our compensation committee's responsibilities include:

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer;

  •
  overseeing and administering, and making recommendations to our board of directors with respect to, our cash and equity incentive compensation plans;

  •
  producing an annual report on executive compensation as required by applicable laws, rules, regulations and listing standards; and

  •
  administering incentive compensation plans, equity-based plans, and other benefit plans, except as reserved or otherwise delegated by our board of directors.

        Nominating and Governance Committee.    James T. Lenehan, Lawrence D. Stern and Ruedi E. Waeger are the members of our nominating and governance committee. Mr. Waeger has been affirmatively determined by our board of directors to be "independent," as defined by the current rules of the Nasdaq Global Market. Our nominating committee is responsible for developing and recommending criteria for selecting new directors.

        Our nominating committee's responsibilities include:

  •
  identifying and recommending to our board of directors individuals qualified to become board members and committee members consistent with criteria approved by our board of directors;

  •
  receiving communications from stockholders directed to our board of directors, including stockholder proposals regarding director nominees;

  •
  developing and recommending to our board of directors a set of corporate governance guidelines applicable to us;

  •
  reviewing and making recommendations to the board of directors with respect to director compensation; and

  •
  overseeing evaluations of our board of directors, individual board members and the committees of the board.

        Compliance Committee.    James T. Lenehan and Ruedi E. Waeger are the members of our compliance committee. Mr. Waeger is the chair of the committee.

        Our compliance committee's responsibilities include:

  •
  providing direction and guidance for the development of our compliance and quality programs;

  •
  reviewing, approving and overseeing implementation of our code of conduct and our healthcare compliance program generally, as well as other compliance and quality policies, programs and procedures (including without limitation, ethical conduct, trade regulation, environmental protection, health and safety, human resources, and government affairs);

  •
  with our chief executive officer, at least annually, assessing and verifying the adequacy of our compliance and quality programs, policies, procedures, employee training and program results and effectiveness;

  •
  at least annually, reviewing the compliance status of our operations (including as appropriate those of critical suppliers and toll manufacturers) and, with our compliance officer, addressing any significant compliance and quality issues;

  •
  at least annually, reviewing our management's commitment to compliance programs and adequacy of resources committed to compliance and quality programs;

  •
  overseeing and advising us on our political activities, including political contributions and our positions with respect to legislative, regulatory and other public policy issues that may affect our business interests or public image;

  •
  advising and assisting us in our communications with external stakeholders, including legislative and regulatory officials, the healthcare community, including patient advisory groups, and the public at large; and

  •
  providing a channel, independent of management, for bringing compliance and quality issues to the attention of our board of directors.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Compensation Discussion & Analysis

Compensation Objectives

        We design our owner-entrepreneur focused executive compensation policies and programs with the goal of attracting, motivating and retaining the highest quality executives. We have historically constructed our executive compensation program and its various elements to reflect both market practices and our stockholders' interests, with executive management holding a significant equity stake through our stock option plan and restricted stock plan.

        The primary objective of our overall executive compensation program is to provide balanced, comprehensive, competitive and cost-effective rewards in the short and long term. The compensation committee of our board of directors has designed and administered our executive compensation program with the following objectives in mind:

  •
  Compensation is performance-based:  A substantial portion of the total compensation opportunity should be variable and dependent upon our operating and financial performance against pre-established goals as approved by the compensation committee. We believe that an appropriate balance between base compensation and at-risk incentive compensation helps to ensure that our management is motivated to achieve our near-term and long-term goals and objectives.

  •
  Compensation is aligned with stockholder interests:  Our compensation program should align the interests of executives with the long-term interests of our stockholders by providing incentives to maximize the value of our company for our stockholders. Several components of our executive compensation vary with our results, aligning our executives' interests with those of our stockholders. All of our executive officers hold a significant equity stake in our company through ownership of stock options and restricted stock (whether vested or unvested).

  •
  Compensation supports the business strategy:  Our compensation program is designed to reinforce our underlying business strategy and objectives by rewarding successful achievement of our business goals. We design our executive compensation to provide incentives to executives to achieve strategic objectives in a manner consistent with our goals.

  •
  Compensation opportunities are market competitive and promote the retention of key executive officers: Our compensation program is designed to attract experienced executives who are proven managers and consistently deliver operational and financial results, as well as retain our executive talent in a highly competitive market while managing costs.

General Executive Compensation Process

        Our compensation committee, which consists entirely of non-employee members of our board of directors, establishes total compensation opportunities (and each of the individual elements) for Lawrence D. Stern, our Chairman and Chief Executive Officer (our CEO). The compensation committee also approves the compensation of our other executive officers with input from our CEO. The compensation committee routinely meets in executive session (without the CEO or other officers present).

        The compensation committee considers and determines the compensation package for our CEO based on a consideration of individual performance, stockholder return and stockholder value. Upon consideration of these factors, the compensation committee determines the total compensation as well as the appropriate mix of the elements of compensation. Based on a consideration of individual performance and benchmark data provided by third-party consultants, our CEO provides recommendations to the compensation committee for the compensation levels for all of our executive officers (other than himself) as well as our other executives. The compensation committee specifically approves all compensation for all of our executive officers as well as some other senior executives. Our compensation committee evaluates base salary, annual incentive awards and target long-term incentive (i.e., total compensation) relative to the benchmark data provided by third-party consultants. These pay elements are evaluated individually and in total.

        In performing its duties, our compensation committee is assisted by our management as well as by third-party consultants. The consultants provide market data, including regular assessment of our relative position among a group of companies that they identify as a cross-section of U.S. biopharmaceutical companies (peer group companies). In 2008, our peer group companies included:

Amylin Pharmaceuticals Inc.	APP Pharmaceuticals Inc.	Barr Pharmaceuticals Inc.
Biovail Corp.	Cephalon Inc.	Endo Pharmaceuticals Hldgs.
Forest Laboratories Inc.	Imclone Systems Inc.	King Pharmaceuticals Inc.
K V Pharmaceutical Co.	Mylan Inc.	Par Pharmaceuticals Inc.
Perrigo Co.	Sepracor Inc.	Valeant Pharmaceuticals Intl.
Warner Chilcott Ltd.	Watson Pharmaceuticals Inc.

        Our peer group was chosen because they are companies within our industry (biopharmaceutical) and because their data was available through published industry compensation surveys. Due to the dynamic nature of the biopharmaceutical industry, the composition of our selected peer group companies may change over time. Up to the present time, one of the challenges for our compensation committee has been to collect relevant competitive data for private companies such as our company. To further assist in benchmarking and design of competitive compensation programs, plans and policies, we and the compensation committee also look to published industry compensation survey data such as the Radford-Aon Life Sciences Compensation survey and the Hewitt TCM Pharma / Bio Group.

Elements of Compensation

        The primary elements of our executive compensation are (1) annual base salary, (2) annual incentive award (Management Bonus Plan) opportunity, (3) long-term incentive compensation (stock options and restricted stock), (4) special recognition bonus, special bonus and restricted stock awards and (5) contractual severance and change-of-control benefits. Our executives also receive certain other benefits that are also available to most salaried employees, such as participation in general health, life and disability insurance plans, profit-sharing and 401(k) savings plans. We set base salary at a level that reflects the value an executive brings to our organization on a day-to-day basis. The annual incentive award is designed to reward achievements during a given year, while long-term incentive compensation serves to drive performance that reflects stockholder interests and provides rewards commensurate with investor returns. The 2006 restricted stock and special recognition bonus awards recognize certain key executives' contributions to extraordinary value creation since our inception. In addition, we recognize that it is possible that our company may be involved in a transaction involving a change of control, and that in the future this possibility could result in the departure or distraction of our executives to the detriment of our business. The compensation committee and our board of directors believe that the prospect of such a change of control would likely result in our executives facing uncertainties as to how the change of control might affect them. To allow our executives to focus solely on making decisions that are in the best interests of our stockholders in the event of a possible, threatened or pending change of control transaction, and to encourage them to remain with our company despite the possibility that the change of control might affect them adversely, we have given certain of our executive officers contractual change-of-control benefits. Severance and change-of-control benefits are also designed to provide some measure of financial security following termination of employment under certain defined circumstances. The compensation committee determines the appropriate mix of these elements.

        In setting compensation levels for the annual base salary and annual incentive compensation categories, we generally follow competitive practices among our peer group. Because of our history and circumstances, however, our long-term incentive and special recognition bonus compensation are implemented and managed to meet our specific needs and objectives. The percentage of total compensation allocated to base salary, annual incentive, long-term incentive and special recognition bonus awards varies by individual, and that individual determination is based on the responsibilities of the individual executive. As a general matter, however, we target the median of market salaries and allocate a much higher percentage of total executive compensation towards incentive-based payments and special recognition awards than is typical of other companies in our peer group.

        For annual incentives, we use adjusted EBITDA, unlevered free cash flow and a set of specific business performance and strategic targets to determine awards for our executive management group, including our executive officers. For long-term incentive compensation, we used adjusted EBITDA and unlevered free cash flow as the criteria for performance share vesting for the 2006 and 2007 plan years and adjusted EBITDA alone for the 2008 and 2009 plan years. As further discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure," the compensation committee uses adjusted EBITDA as a business performance target because it is one of our primary financial performance measures used in the day to day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. The committee uses unlevered free cash flow because it measures management's effectiveness in managing cash and the related impact on interest expense. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management's control. The compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.

        The performance targets used for 2008 annual incentives included $216.0 million of adjusted EBITDA, $0.4 million of unlevered free cash flow and strategic targets related to improved operating expenses, improved plasma operations efficiency, product development, governance and compliance activities. While the financial targets were exceeded, a prerequisite for plan funding, the compensation committee adjusted the adjusted EBITDA metric due to an inventory impairment charge resulting from a cGMP issue at one of our collection centers. Factoring results versus each performance plan goal, the compensation committee (after consultation with the board of directors) decided to set the funding level for executive bonuses at 142% of target. For 2009, because the company is focused on managing the growth of our plasma platform and continuing to improve operational efficiencies, the compensation committee has set higher financial targets. The 2009 adjusted EBITDA goal of $365.1 million and unlevered free cash flow of $139.1 million reflect this focused effort. Strategic initiatives at our plasma platform, including improving the efficiency of plasma collection and deliveries, among others, should position Talecris to achieve improved financial results in 2009 and beyond. The 2009 targets reflect the significant business, economic and regulatory challenges and are set high enough that there is no certainty that the targets are achievable. Ultimate achievement of performance objectives is evaluated periodically by our compensation committee based on the annual targets and after considering overall events and factors for the year.

        In addition to market data and corporate performance, the factors that our compensation committee utilizes in making its decisions on annual executive compensation also encompass the individual performance of our executive officers. At the beginning of each year, the compensation committee establishes the key financial and non-financial goals by which it will evaluate our company's and each executive officer's performance. At the end of the year, the compensation committee evaluates our performance and that of our CEO, along with the performance of our other executive officers. Each executive officer receives an individual performance rating based on achievement relative to his or her goals. The compensation committee then considers market data, corporate performance and individual performance ratings in determining whether to grant increases in base salary and annual bonus awards. Annual bonus award payments are adjusted (both up and down) based on individual performance. There is no pre-established weight assigned to any of these individual considerations.

        Our general practice for an executive who is new in his/her position is to establish base salary compensation below the market at the time of hire, moving toward the median of the market over time, with total annual cash compensation at market, and to increase the variable portion over the first several years in the position, assuming that performance warrants such increases. On occasion, when warranted by market conditions, we have paid median base and bonus levels and given an upside opportunity with an equity grant. This assures us that the new executive is deserving of market-level compensation prior to his/her actual receipt of such compensation. Other material increases in compensation generally relate to promotions or added responsibilities. In certain circumstances, at the discretion of the committee, new executives may be paid at or above market rates.

        We calculate adjusted EBITDA as described in "Management Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure."

        We calculate unlevered free cash flow as cash flows from operating activities as presented on our consolidated statements of cash flows plus (i) interest paid and (ii) proceeds from disposals of fixed assets, minus capital expenditures.

        Salary.    Base salary provides an executive with basic compensation and reflects the value of the employee in the market as well as his or her historic contribution to our success. Our compensation committee generally reviews salaries for our executive officers on an annual basis. Since inception, based on such annual adjustments, we have not decreased base salary for any of our executive officers. As a guideline, we generally establish base salary at approximately the median compensation level for similarly situated positions within our peer group. The following chart illustrates how our executives' salaries compare to others in our peer group. We look at total compensation (including annual bonus, long-term incentives, special recognition bonus and restricted stock) relative to the market in making the final determination of each compensation element.

(in thousands)
Title	2008 Base Salary	2008 Market Group Median*	Talecris versus Median
CEO	$600.0	$842.0	71.3%
CFO	$375.0	$417.0	89.9%
Executive VP, General Counsel & Secretary	$350.0	$390.0	89.7%
Sr. VP Operations	$295.8	$346.0	85.5%
Sr. VP & General Manager, U.S. Commercial Operations	$250.0	$278.0	89.9%
Average:			85.3%

*
The compensation committee has commissioned an executive market analysis for completion in 2009.

        Our CEO's base salary is specified in his employment agreement. In determining whether to adjust our CEO's base salary, our compensation committee considers a number of factors, including data regarding salaries of similarly situated officers in the peer group, the scope of our CEO's responsibilities and number of years spent in his current position. In making base salary recommendations for our compensation committee for other executives, our CEO and the compensation committee, consider similar factors.

        Annual Incentive Plan (Non-Equity Based Management Bonus) and Supplemental Performance Bonus Compensation.    We use base salary to determine an executive's annual incentive award under the Management Bonus Plan, which we calculate by using a target multiple of base salary. Management Bonus Plan compensation is awarded based on achievement of our annual financial and strategic objectives. This annual incentive award ensures that a significant portion of each executive's compensation is directly tied to our performance in a given year, thereby providing significant financial incentives to executives to achieve our short-term financial and strategic objectives. The annual targets communicate to our executives the key accomplishments that the compensation committee wishes to reward and ensure that overall executive compensation is consistent with the level of achievement of our goals. We structure the annual incentive element to reward not only increased value for stockholders but also performance with respect to key operational factors and non-financial goals that we believe to be important to our long-term success that may not be immediately reflected in financial performance metrics such as adjusted EBITDA or unlevered free cash flow. Our CEO's target annual bonus is 200% of his base salary. The annual bonus targets for our other executive officers range from 45% to 75% of base salary.

        Towards the start of the year (typically during the first quarter), our compensation committee determines the annual incentive program performance targets for the coming year that must be met to fund the Management Bonus Plan. Two of the targets normally consist of consolidated adjusted EBITDA and unlevered free cash flow. In each year, we have been required to achieve at least 90% of one of these financial targets in order to fund the plan. After the end of each year, the compensation committee reviews our financial and strategic performance results, computes the dollar amount of the annual incentive available for all participants in the aggregate and determines the portion of that pool payable to each individual executive. These amounts reflect the various elements of performance, including numerical financial targets and individual goals tied to other performance criteria, as appropriate. The compensation committee may apply positive or negative discretion to the payout amounts for any individual executive.

        In 2009, our CEO received an annual incentive award of $1,874,400 based on his performance during 2008. This amount was determined by our compensation committee based upon a consideration of the following criteria, after factoring in the CEO's individual performance and other relevant considerations: approximately 30% of this amount reflects our generation of 136% of our target 2008 adjusted EBITDA; approximately 16% of this amount reflects our achievement of 139% of our target 2008 unlevered free cash flow; approximately 20% of this amount reflects our achievement of 85% of U.S. strategic targets, and approximately 34% of this amount reflects our accomplishment of 114% of certain plasma strategic objectives, including:

  •
  Achievement of established plasma targets, including cost, quality and new centers;

  •
  Development of Plasmin and Alpha-1;

  •
  Growth of Prolastin in U.S. and Europe;

  •
  Operational reliability; and

  •
  Finalizing outstanding U.S. Gamunex contracts.

        In 2009 our compensation committee's determination of annual incentives for other executive officers utilized criteria similar to those used with respect to our CEO. The total aggregate annual incentive awards received by our named executive officers as a group as listed in the Summary Compensation Table (excluding our CEO) based on 2008 performance was $1,136,000, payable in 2009 (60%) and 2010 (40%).

        As an additional annual performance-based incentive, subject to a determination by the compensation committee that our key financial targets have been met, we may deposit an amount equal to up to 3% of each eligible employee's annual compensation, subject to the IRS limitation on eligible compensation (which was $230,000 in 2008), into the employee's 401(k) account as a profit sharing contribution. The 2008 profit sharing amount was funded at 3% in March of 2009.

        Long-Term Incentive Compensation (Stock Options and Restricted Stock).    We design the long-term incentive component of our executive compensation to align the interests of executives and stockholders. We do this by connecting stockholder return and long-term compensation, thereby motivating executives to achieve long-range goals that directly benefit our stockholders. Our compensation committee has determined that the grant of stock options pursuant to our 2005 Stock Option and Incentive Plan and restricted stock pursuant to our 2006 Restricted Stock Plan serve as an effective means of achieving these goals. Our 2005 Stock Option and Incentive Plan utilizes performance-based vesting criteria (in addition to service based criteria) as a means of aligning the interests of our management and our stockholders. During the third quarter of 2007, the compensation committee approved an amendment to option awards granted under our 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on service was changed from 35% to 65% and the percentage of options that vest based on performance was changed from 65% to 35% for options scheduled to vest on April 1 of 2009 and 2010.

        In December 2006, our compensation committee approved the creation of our 2006 Restricted Stock Plan. As with our 2005 Stock Option and Incentive Plan, awards of restricted shares, restricted share units and unrestricted shares pursuant to our 2006 Restricted Stock Plan are designed to provide long-term incentive compensation and thereby simultaneously align the interests of our executives and stockholders. Because the value of restricted awards is linked to the performance of our common stock and is dependent on achievement of vesting conditions that may likewise be linked to our corporate performance, we believe that they are an effective means of motivating executives to perform in the best interest of our stockholders. We feel that recognition of their contributions through programs such as these motivate our executives to continue to contribute in a similar manner to the success of our company.

        Since forming Talecris, we chose to grant stock options and restricted stock because we believe that they ensure alignment of financial interests among executives and stockholders. All awards to executives are made by our compensation committee. We did not grant any new options to our CEO in 2008 because new options are not typically granted on an annual basis. The aggregate number of options granted in 2008 to our named executive officers (excluding our CEO) totaled 62,385 options. No named executive officer received restricted stock awards during 2008. Thus far, there have been no options and no restricted shares granted to our named executive officers in 2009.

        The equity grant level for each executive is determined solely at the discretion of our compensation committee and is based largely on the salary grade of the executive, his or her date of hire and the amount of equity that is typically provided to employees at that level based on benchmark data provided by third-party consultants. To a lesser extent, the compensation committee may adjust the grant based on market considerations or circumstances particular to the newly-hired executive. The total of all equity grants (as adjusted by the compensation committee), however, may not exceed the aggregate pool of available options under the 2005 Stock Option and Incentive Plan and the aggregate pool of available stock under the 2006 Restricted Stock Plan.

Restricted Share and Special Recognition Awards; Special Recognition Bonus Plans; Additional Special Bonus

Special Recognition Bonus Plan

        Effective October 1, 2006, our compensation committee approved the creation of our Special Recognition Bonus Plan, an unfunded, non-qualified retirement plan (as defined in the Internal Revenue Code of 1986, as amended (the Code)) and an unfunded deferred compensation plan for purposes of the Employee Retirement Income Security Act of 1974 (ERISA) as a means of recognizing the performance of a group of our senior executives, including all of our executive officers and to protect them in case of a change of control event as described in the plan. Awards that have been granted under this plan are designed to reward past performance and have been provided to executives in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such executives during the period since the inception of our operating activities on April 1, 2005. The compensation committee viewed the increase in the company's enterprise value as largely attributable to management's performance in effectuating an extremely complicated transition from a division of Bayer to a standalone company and in achieving operational efficiencies that markedly improved the company's gross margins. The compensation committee was also of the view that the stockholders and management should stand "shoulder-to-shoulder" in benefiting from the past performance producing the increase in company value since inception. The compensation committee determined that the level of duties and responsibilities for each participant was, in general, correlated with the level of equity participation granted to each executive in the form of stock options. To appropriately recognize executives' performance in creating shareholder value, the amount of the bonuses were determined by reference to the diminution in value of the stock options granted to management resulting from the extraordinary dividends paid to shareholders. In general, amounts awarded under the Special Recognition Bonus Plan in October 2006 were determined by multiplying the number of options granted to each eligible employee by the diminution in per share value resulting from the December 2005 extraordinary dividends. The per share diminution in value was determined by dividing the amount of the dividend payment by the total number of shares that would be outstanding assuming that all convertible instruments held by the shareholders were converted into common stock. Pursuant to this Plan, our CEO was awarded a cash payment of $855,330 in October 2006. Our other named executive officers as a group were awarded cash payments under the Plan totaling $180,920 in October 2006. The October 2006 award was paid 20% in each of October 2006, March 2007, March 2008, and March 2009, and the remaining 20% will be paid March of 2010. In order to receive future cash payments, an executive must be actively employed or be a Key Person, as defined in our 2005 Stock Option and Incentive Plan, at the time of payment (other than in the case of death or disability), thereby helping to ensure the alignment of the awardees' interests with those of our company and our stockholders.

Restricted Share and Special Recognition Awards

        In furtherance of the goals that underlie both the 2006 Restricted Stock Plan and the Special Recognition Bonus Plan, we granted, in December 2006, an award of cash and restricted shares (and for our CEO, also unrestricted shares) to various employees and directors (including our executive officers) in recognition of the outstanding contributions of such individuals to our success from our inception through the grant date. The cash portion of the December 2006 award was made pursuant to the Special Recognition Bonus Plan.

        The December 2006 second award under the Special Recognition Bonus Plan was calculated by taking into account the diminution in value resulting from the December 2006 extraordinary dividend. The total amount of the award was granted on the same basis and was determined using the same methodology as was employed with respect to the October 2006 award under the Special Recognition Bonus Plan, referencing the diminution in value of stock options resulting from the December 2006 extraordinary dividend, with the exception that the total award made under the plan was reduced by the fair value of shares granted under the 2006 Restricted Stock Plan. Thus, with respect to the total December 2006 award 40% was paid in cash in December 2006, installments of 10% each were paid in cash in March of 2008 and 2009, and the final installment of 10% will be paid in cash in March of 2010 from the irrevocable trust as described below, and restricted shares equal to 30% of the diminution in value were issued vesting ratably in 2008, 2009 and 2010. The number of restricted shares granted was determined by reference to the fair value of our common stock at December 2006. In the case of certain eligible employees who commenced employment with us after inception, the award amounts were reduced generally on a pro-rata basis using the ratio of the number of months employed by us to the number of months from inception to the date of the bonus. Pursuant to this award, our CEO received a cash payment of $7,978,319 in December 2006, as well as 38,154 shares of restricted stock and 45,000 shares of unrestricted stock. Our other named executive officers as a group received aggregate cash payments and restricted stock awards totaling $4,239,838 and 36,131 shares, respectively. In order to receive the future installments of cash or restricted stock, an executive must be actively employed at the time of vesting or payment, thereby helping to ensure the alignment of the awardees' interests with those of our company and our stockholders. The future cash payments are held in an irrevocable trust account as described below under the heading "—Stock Option and Other Compensation Plans."

        A summary of the material terms of our Management Bonus Plan, our 2005 Stock Option and Incentive Plan, our 2006 Restricted Stock Plan, our Special Recognition Bonus Plan and the 2006 restricted share and cash recognition award is contained under the heading "—Stock Option and Other Compensation Plans."

Special Bonus

        In keeping with the rationale that underlies our Special Recognition Bonus Plan, we have also made a similar special bonus award to John R. Perkins, our Senior Vice President & General Manager, Portfolio Management and U.S. Business, in recognition of the extraordinary value realized by our company and stockholders due, in part, to his efforts. Mr. Perkins, as an eligible participant in our company's equity incentive plan (stock options), was to receive a stock option grant. In recognition of support he provided our company in 2005, one-fifth of these options were to vest on April 1, 2006. At the time Mr. Perkins joined Talecris, the most recent fair market value of our stock was $11.11 per share. We granted stock options to Mr. Perkins on December 6, 2006, on which date the fair market value of our stock was $88.00 per share, and the option award was granted with a four year vesting schedule that was inconsistent with the terms per Mr. Perkins' offer letter. Because of this, on February 13, 2007 our compensation committee granted a special bonus to him to compensate him for the value he would have received if his option grant was awarded in accordance with his employment offer letter. The terms of the special bonus were dependent upon the value of our common stock and were later amended by our compensation committee on April 1, 2008. Under the special bonus arrangement, the maximum bonus amount is $2,026,820, to be paid over three years beginning in 2008. On April 11, 2008, Mr. Perkins was paid $596,527 of his special bonus (2008 Payment). The terms of the special bonus specified that on March 15 of each of 2009 and 2010, the fair market value per share of our stock on those dates will be compared to $88.00 per share, and if the fair market value on those dates exceeds $88.00, we will pay Mr. Perkins a cash lump sum as soon as practicable after each of March 15, 2009 and 2010. On March 15, 2009, the fair market value per share of our stock was determined to be $133.00 per share (based on a December 31, 2008 appraisal of our company), and as it was greater than $88.00 per share, in accordance with the special bonus arrangement, we paid $675,607 to Mr. Perkins (2009 Payment). On the earlier of March 15, 2010, or a change in control, we will pay Mr. Perkins an amount calculated in accordance with the following formula (but Mr. Perkins shall not have to repay any amounts to us should the formula result in a negative number): 26,360 options multiplied by the difference of (1) the excess of the fair market value of our stock on March 15, 2010 (or $88.00, which ever is less) over $11.11 per share, and (2) the sum of 2008 Payment and 2009 Payment. In order to receive the future special bonus payments, Mr. Perkins must remain a "Key Person," as defined in our 2005 Stock Option and Incentive Plan, at the time of payment.

        Other Compensation.    We structure our other compensation to provide competitive benefit packages to employees, including our executives. We try to structure our benefit programs to be comparable to those offered by industry peers. We offer certain perquisites and other personal benefits to senior executives, primarily consisting of housing and relocation expenses as well as the severance and change in control benefits described below. We tie these benefits to competitive practices in the market, a practice the compensation committee believes enables us to attract and retain executives with the talents and skill sets we require.

        We offer certain other benefits, such as a portion of health insurance premiums, to all U.S. based salaried employees. We also compensate all salaried employees by matching their contributions to our 401(k) plan, the Talecris Savings Plan (the TSP), where we provide a 100% match on the first 3% of employee contributions and a 50% match on the next 2% of employee contributions, up to specified levels and as limited under the Code. We offer the Supplemental Savings Plan (the SSP) to provide highly compensated employees, whose contributions to the TSP are limited under the Code, with supplemental benefits to make up for such Code-imposed limitations. The SSP is an unfunded, nonqualified deferred compensation plan for the executive officers and a small group of other senior management employees. Because this plan is unfunded, participants receive benefits only if we have the financial resources to make the payments when due. The compensation committee believes benefits such as this nonqualified supplemental plan are commonly extended to executives at other companies, and by offering these benefits we remain competitive in the market for qualified senior-level executive talent.

        For further information concerning the TSP and the SSP, please see the discussion under the heading "—Supplemental Savings Plan and Talecris Savings Plan" (following the "Non-Qualified Deferred Compensation" table).

        Retirement Benefits.    Beyond the TSP and the SSP, we offer no retirement benefits. Our compensation committee believes that this approach to sharing retirement planning obligations with our employees, including executives, is generally consistent with that taken by companies in our peer group that are on the leading edge of corporate retirement benefit practices. Specifically, companies are increasingly shifting from defined benefit plans to defined contribution plans such as company-sponsored 401(k) plans. We believe that responsible companies engage their executives and other employees as partners in preparing for retirement, for example by offering robust investment choices, opportunities for training, company matching of employee contributions and deposit of profit sharing proceeds directly into employee 401(k) accounts.

        Severance and Change in Control Agreements.    In 2008, we adopted a Code Section 409A compliant formal severance plan that covers our named executive officers. We provide change in control benefits to a limited number of executives to ensure that they work to secure the best outcome for stockholders in the event of a possible change in control, even if it means that they lose their jobs as a result. Certain of our executive officers also have an executive employment agreement that provides that if the executive's employment is terminated without cause or for good reason, the executive will receive specified benefits. These agreements are described below under the heading "—Potential Payments Upon Termination or Change in Control."

        The compensation committee gives careful attention to all aspects of executive compensation and for the reasons discussed above remains confident that our executive compensation program satisfies our objectives.

Internal Pay Equity

        The compensation committee has reviewed the disparity in the level of compensation between Mr. Stern and our other named executive officers. The committee decided that this disparity was appropriate due to Mr. Stern's responsibility as Chairman and CEO for the overall management and strategic leadership of the company and his importance to our success in the complicated transition of our company from a division of Bayer to a standalone company. Since our separation from Bayer, Mr. Stern's management has led our achievement of operational efficiencies that have markedly improved the company's gross margins.

Option Grant Practices

        We generally determine executive equity-based incentive compensation awards at the first regularly scheduled compensation committee meeting following employment of option-eligible employees. Prior to this offering, such incentive compensation has been awarded only at such a meeting after the compensation committee carefully considered factors it believed to be appropriate and estimated the fair value of the common stock on the grant date. As a rule, our compensation committee grants options:

  •
  with a grant effective date as of the date of the compensation committee's approval of the option grant, and

  •
  with the exercise price at least equal to fair market value as of the date of the grant.

Tax and Accounting Considerations

        All elements of compensation, including salaries, generate charges to earnings under accounting principles generally accepted in the United States (U.S. GAAP). We generally do not adjust compensation components based on accounting factors. With respect to tax treatment, we consider the tax effect of types of compensation. We consider the impact of Section 162(m) of the Code on compensation decisions. Section 162(m) denies a deduction for remuneration paid to a named executive officer to the extent that it exceeds $1,000,000 for the taxable year, except to the extent that such excess amount meets the definition of "performance-based compensation." A large portion of long-term incentive compensation is provided through stock options, which are considered "performance-based." Additionally, our annual incentive

Management Bonus Plan is structured to meet the criteria for performance-based compensation; it is possible, however, that payments under the Management Bonus Plan could fail to meet the requirements for performance-based compensation. Certain programs related to special recognition bonuses providing for deferred payments in 2010 as well as grants of restricted stock do not meet the criteria for "performance-based compensation." As such, it is possible that total remuneration with respect to a named executive for a taxable year may exceed the $1,000,000 deduction limitation.

        The American Jobs Creation Act of 2004 changed tax rules applicable to nonqualified deferred compensation arrangements. We believe that we are operating in good faith compliance with the statutory provisions that became effective on January 1, 2005.

        We have no policy addressing recovery of performance-based awards to the extent financial results underlying those awards are restated, but that situation has never arisen. If it does occur, our compensation committee would determine the appropriate action under the circumstances.

Stock Ownership Guidelines

        We have not established specific guidelines for ownership of stock by management. Our compensation committee believes that our 2005 Stock Option and Incentive Plan and the 2006 Restricted Stock Plan provide significant and sufficient management alignment with the interests of our stockholders. All directors who are not employees of the company or of Cerberus or Ampersand are expected to beneficially own by the end of their third year in office common stock of the company having a value of at least 20 times the quarterly retainer for directors.

Executive Employment Agreements

        We have executive employment agreements with Lawrence D. Stern, our CEO, John M. Hanson, our Executive Vice President and Chief Financial Officer, and John F. Gaither, Jr., our Executive Vice President, General Counsel and Secretary. For most other employees, including other executive officers, employment at our company is at will. The terms of employment are specified in formal offer letters which are generally extended to employees prior to the commencement of employment. We have written employment arrangements with Mary J. Kuhn, our Senior Vice President, Operations and John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Messrs. Stern, Hanson, Gaither and Perkins, Ms. Kuhn and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment. The material terms of these agreements are described below under the heading "—Employment Agreements."

Executive Compensation

Summary Compensation Table

        The following summary compensation table sets forth the total compensation paid or accrued for the year ended December 31, 2008 to our CEO and our other most highly compensated executive officers who were serving as executive officers on December 31, 2008 and whose total annual compensation exceeded

$100,000 for the year ended December 31, 2008. We refer to these officers as our "named executive officers."

SUMMARY COMPENSATION TABLE—Fiscal Year 2008

Name and Principal Position(1)	Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)(7)	All Other Compensation ($)(8)	Total ($)
Lawrence D. Stern, Chairman and Chief Executive Officer	2008	$599,997	—	$5,332,993	$8,036,164	$1,964,157	$221,360	$16,154,671
John M. Hanson, Executive Vice President and Chief Financial Officer	2008	$341,873	—	$335,755	$957,870	$407,919	$43,362	$2,086,779
John F. Gaither, Jr., Executive Vice President, General Counsel and Secretary	2008	$328,198	—	$30,545	$1,292,009	$320,725	$81,773	$2,053,250
Mary J. Kuhn, Senior Vice President, Operations	2008	$295,770	—	$419,681	$901,377	$287,399	$33,959	$1,938,186
John R. Perkins, Senior Vice President and General Manager, Portfolio Management and U.S. Business	2008	$246,922	$596,527	$167,878	$399,137	$204,959	$162,275	$1,777,698

(1)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(2)
Includes amounts deferred from salary, at the election of the named executive officers, pursuant to the Talecris Savings Plan and Supplemental Savings Plan. The total of such deferred amounts, for each of the named executive officers, was as follows: Mr. Stern, $108,846; Mr. Hanson, $37,406; Mr. Gaither, $15,626; Ms. Kuhn, $130,480; and Mr. Perkins, $46,615.

(3)
For Mr. Perkins, this amount represents the first cash payment pursuant to a special bonus arrangement granted to Mr. Perkins on February 13, 2007. For a description of the terms of the special bonus arrangement, see "Special Bonus" included in the "—Elements of Compensation—Special Bonus" under Compensation Discussion & Analysis above. This amount includes $119,305 of compensation that was deferred, at Mr. Perkins' election, pursuant to the Supplemental Savings Plan.

(4)
Represents the total expense recorded in 2008 in accordance with SFAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions) for awards pursuant to our 2006 Restricted Stock Plan. See the "Outstanding Equity Awards at 2008 Fiscal Year End" table below, which describes the terms of these awards in more detail. For additional information regarding share awards granted under our 2006 Restricted Stock Plan, please see "Restricted Stock" included in Note 18, "Share-Based Compensation," to our audited consolidated financial statements for the year ended December 31, 2008 included elsewhere herein.

(5)
Represents the total expense recorded in 2008 in accordance with SFAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions), for awards pursuant to the 2005 Stock Option and Incentive Plan. For additional information regarding the assumptions used in determining fair value using the Black-Scholes pricing model, please see Note 18, "Share-Based Compensation," to our company's audited consolidated financial statements for the year ended December 31, 2008 included elsewhere in this prospectus.

(6)
The amounts in the Non-Equity Incentive Plan Compensation column reflect the sum of (i) amounts earned during 2008 under Management Bonus Plan, for which all amounts were deferred for payment in 2009 and 2010 in accordance with the plan (with a portion of the 2009 payment contributed to the named executive officers' accounts in the Talecris Savings Plan and Supplemental Savings Plan), and (ii) interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan (described elsewhere in this prospectus), which are held in an irrevocable trust. The year 2008 amounts that will be paid in future years in accordance with our Management Bonus Plan are calculated on the assumption that all annual performance targets will be met.

(7)
For Mr. Stern, the amount reflected in this column includes an award of $1,874,400 pursuant to the Management Bonus Plan (of which $1,124,640 was paid in March 2009 and the remaining $749,760 will be paid in 2010 in accordance with the plan) and $89,757 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Hanson, the amount reflected in this column includes an award of $378,000 pursuant to the Management Bonus Plan (of which $226,800 was paid in March 2009 and the remaining $151,200 will be paid in 2010 in accordance with the plan) and $29,919 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Gaither, the amount reflected in this column includes an award of $318,000 pursuant to the Management Bonus Plan (of which $190,800 was paid in March 2009 and the remaining $127,200 will be paid in 2010 in accordance with the plan) and $2,725 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Ms. Kuhn, the amount reflected in this column includes an award of $250,000 pursuant to the Management Bonus Plan (of which $150,000 was paid in March 2009 and the remaining $100,000 will be paid in 2010 in accordance with the plan) and $37,399 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Perkins, the amount reflected in this column includes an award of $190,000 pursuant to the Management Bonus Plan (of which $114,000 was paid in March 2009 and the remaining $76,000 will be paid in 2010 in accordance with the plan) and $14,959 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust.

(8)
See below for additional information regarding the amounts disclosed in the "All Other Compensation" column.

 All Other Compensation—Fiscal Year 2008

        The following table details the components of the amounts reflected in the "All Other Compensation" column of the Summary Compensation Table for each of our named executive officers for the fiscal year ended December 31, 2008.

Name and Principal Position(1)	Perquisites & Other Personal Benefits(2)	Tax "Gross-ups" & Reimbursements for Payment of Taxes(3)	Company Contributions to Defined Contribution Plans(4)(5)	Insurance Premiums(6)	Total All Other Compensation
Lawrence D. Stern, Chairman and Chief Executive Officer	$75,015	$59,419	$85,408	$1,518	$221,360
John M. Hanson, Executive Vice President and Chief Financial Officer	$562	$417	$40,953	$1,430	$43,362
John F. Gaither, Jr., Executive Vice President, General Counsel and Secretary	$37,272	$17,399	$25,685	$1,417	$81,773
Mary J. Kuhn, Senior Vice President, Operations	$—	$—	$33,280	$679	$33,959
John R. Perkins, Senior Vice President and General Manager, Portfolio Management and U.S. Business	$65,629	$44,084	$52,351	$211	$162,275

(1)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(2)
Represents amounts reimbursed for housing and relocation expenses.

(3)
Represents amounts reimbursed to the named executive officers for taxes owed with respect to reimbursement for relocation expenses.

(4)
Includes our company's matching contribution to each individual's account in the Talecris Savings Plan and the Supplemental Savings Plan, in the following amounts: Mr. Stern, $78,508; Mr. Hanson, $34,053; Mr. Gaither, $18,785; Ms. Kuhn, $26,380 (of which $3,635 was not contributed to the Talecris Savings Plan until 2009); and Mr. Perkins, $45,451 (of which $4,766 was not contributed to the Talecris Savings Plan until 2009). These amounts are in part contributed to the individual's account in the Talecris Savings Plan, and, to the extent in excess of certain Internal Revenue Code maximums, deemed allocated to the individual's account in the Supplemental Savings Plan.

(5)
Includes our company's contribution to each individual's account in the Talecris Savings Plan in conjunction with the profit sharing portion of the plan. Under the profit sharing portion of the plan, our company may contribute to eligible employees' Talecris Saving Plan accounts up to 3% of their compensation, subject to the IRS limitation of the first $230,000 of eligible compensation in 2008. The percentage amount is based upon the attainment of certain financial targets, as established by our board of directors for any given period or year. The plan is discretionary, with the percentage amount determined by our board of directors each year. The amounts in the table include profit sharing contributions earned in 2008 that were contributed to the named executive officer's Talecris Savings

  Plan accounts in March 2009. The amount of the 2008 profit sharing contribution is $6,900 for each named executive officer.

(6)
Represents insurance premiums paid by us in connection with our life insurance programs for the benefit of the named executive officers.

Plan-Based Awards

        The following table reflects awards granted under our company's Management Bonus Plan (Mgt. bonus) and the 2005 Stock Option and Incentive Plan (Stock Options) during the year ended December 31, 2008. There were no stock option awards granted in 2008 outside of the awards granted under the 2005 Stock Option and Incentive Plan and no awards were granted under the 2006 Restricted Stock Plan. Amounts reflected in the table assume that all annual performance targets are met. For a discussion of the material terms of our company's incentive plans, please see "—Stock Option and Other Compensation Plans" below.

GRANTS OF PLAN BASED AWARDS—Fiscal Year 2008

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Estimated Future Payouts Under Equity Incentive Plan Awards
					Exercise or Base Price of Option Awards ($/Sh)(4)
Name and Principal Position(1)	Award Type	Grant Date	Target ($)(3)	Target (#)(3)		Grant Date Fair Value of Stock and Option Awards ($)(5)
Lawrence D. Stern, Chairman and Chief Executive Officer	Mgt. bonus		$1,874,400
John M. Hanson, Executive Vice President and Chief Financial Officer	Mgt. bonus Stock Options(2)	4/1/2008	$378,000	3,295	$88.00	$114,505
John F. Gaither, Jr., Executive Vice President, General Counsel and Secretary	Mgt. bonus Stock Options(2)	4/1/2008	$318,000	52,500	$88.00	$1,824,428
Mary J. Kuhn, Senior Vice President, Operations	Mgt. bonus		$250,000
John R. Perkins, Senior Vice President and General Manager, Portfolio Management and U.S. Business	Mgt. bonus Stock Options(2)	4/1/2008	$190,000	6,590	$88.00	$229,009

(1)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(2)
The stock options have a two-year vesting period, and, as such, one-half of these options vests on each of April 1, 2009 and April 1, 2010. The stock option award is comprised of 65% time-based and 35% performance-based options. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate objectives which are established annually by our board of directors. The options granted expire ten years from the date of grant, or earlier if an option holder ceases to be employed by our company.

(3)
Amounts included in this column are calculated based on the assumption that all annual performance targets will be met, if applicable.

(4)
The exercise price of stock options granted was determined by our compensation committee, based in part on an analysis by an outside consultant.

(5)
The amounts reflected in this column were determined in accordance with SFAS 123R. The Black-Scholes grant date fair value for stock options granted on April 1, 2008 was $34.75. For additional information regarding the assumptions used in determining the fair value using the Black-Scholes pricing model, please see Note 18, "Share Based Compensation," to our audited consolidated financial statements for the year ended December 31, 2008 included elsewhere within this prospectus.

Outstanding Equity Awards at Fiscal Year End

        The following table includes certain information with respect to all outstanding equity awards previously granted to the named executive officers as of December 31, 2008. There was no public trading market for our common stock as of December 31, 2008. Accordingly, we have calculated the value of unexercised in-the-money options at fiscal year-end assuming that the fair market value of our common stock as of December 31, 2008 was equal to the assumed initial public offering price of $                        per share, less the aggregate exercise price.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR END

	Option Awards
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)					Stock Awards
Name and Principal Position(1)	Number of Securities Underlying Unexercised Options (#) Exercisable				Option Exercise Price ($)(11)		Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(14)
Lawrence D. Stern, Chairman and Chief Executive Officer	200,336 63,000	(2) (3)	63,264 189,000	(7) (9)	$ $	11.11 170.00	11/10/2015 7/25/2017	25,436 69,975	(12) (13)	$ $	3,382,988 9,306,675
John M. Hanson, Executive Vice President and Chief Financial Officer	31,632 6,590	(4) (5)	21,088 6,590 3,295	(7) (8) (10)	$ $ $	11.11 88.00 88.00	11/10/2015 12/06/2016 4/01/2018	8,479	(12)		$1,127,707
John F. Gaither, Jr., Executive Vice President, General Counsel and Secretary	16,000	(5)	16,000 52,500	(8) (10)	$ $	88.00 88.00	12/06/2016 4/01/2018	772	(12)		$102,676
Mary J. Kuhn, Senior Vice President, Operations	39,540	(4)	26,360	(7)		$11.11	11/10/2015	10,598	(12)		$1,409,534
John R. Perkins, Senior Vice President and General Manager, Portfolio Management and U.S. Business	15,816	(6)	10,544 6,590	(8) (10)	$ $	88.00 88.00	12/06/2016 4/01/2018	4,240	(12)		$563,920

(1)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(2)
Of these options that were granted on November 10, 2005, 105,440 were granted pursuant to one award that vested immediately on the grant date and 94,896 represent three-fifths of a separate award for which the first vesting date was April 1, 2006.

(3)
These options were awarded on July 25, 2007 and vested one-fourth on April 1, 2008.

(4)
These options were awarded on November 10, 2005 and vested one-fifth each on April 1, 2006, April 1, 2007 and April 1, 2008.

(5)
These options were awarded on December 6, 2006 and vested one-fourth each on April 1, 2007 and April 1, 2008.

(6)
Of these options that were granted on December 6, 2006, 5,272 were considered to be vested immediately, and 10,544 represent one-half of the remaining award for which the first vesting date was April 1, 2007.

(7)
Award was granted on November 10, 2005 and vests over a period of five years. One-half of these unexercisable options will vest on each of April 1, 2009 and April 1, 2010, subject to the optionee remaining employed with our company through those dates.

(8)
Award was granted on December 6, 2006. One-half of these unexercisable options will vest on each of April 1, 2009 and April 1, 2010, subject to the optionee remaining employed (in the case of Mr. Stern, subject to him remaining as a key person (as defined in our 2005 Stock Option and Incentive Plan)) with our company through those dates.

(9)
Award was granted on July 25, 2007 and vests over a period of four years. One-third of these unexercisable options vests on each of April 1, 2009, April 1, 2010 and April 1, 2011, subject to the optionee remaining as a key person, as defined in our 2005 Stock Option and Incentive Plan, with our company through those dates.

(10)
Award was granted on April 1, 2008. One-half of these unexercisable options will vest on each of April 1, 2009 and April 1, 2010, subject to the optionee remaining employed with our company through those dates.

(11)
The exercise price of stock options granted was determined by our board of directors, based in part on an analysis by an outside consultant.

(12)
Award was granted on December 6, 2006. One-half of these remaining restricted shares vests on each of March 31, 2009 and March 31, 2010, subject to the grantee remaining employed with our company through those dates.

(13)
Award was granted on July 25, 2007. One-third of these remaining restricted shares vests on each of the following dates: March 31, 2009, March 31, 2010, March 31, 2011, subject to the grantee remaining employed with our company through those dates.

(14)
The amounts reflected in this column were computed by multiplying the number of shares expected to vest by $133.00, which was determined to be the fair market value of our stock on December 31, 2008 by our board of directors.

Option Exercises and Stock Vested

        The following table provides information about the number of shares issued upon option exercises and vested upon vesting of restricted stock awards for our named executive officers during the year ended December 31, 2008, and the value realized by our named executive officers.

OPTION EXERCISES AND STOCK VESTED—Fiscal Year 2008

	Option Awards		Stock Awards
Name and Principal Position(1)	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Lawrence D. Stern, Chairman and Chief Executive Officer	—	$—	36,043	$2,847,397
John M. Hanson, Executive Vice President and Chief Financial Officer	—	$—	4,239	$334,881
John F. Gaither, Jr. Executive Vice President, General Counsel and Secretary	—	$—	385	$30,415
Mary J. Kuhn, Senior Vice President, Operations	—	$—	5,299	$418,621
John R. Perkins, Senior Vice President and General Manager, Portfolio Management and U.S. Business	—	$—	2,119	$167,401

(1)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year) he served as our Vice President and General Manager, U.S. Commercial Operations.

(2)
Represents the value realized on the vesting of stock awards on March 31, 2008, based on the fair market value of our common stock of $79.00 on that date as determined by our board of directors.

Non-Qualified Deferred Compensation

        The following table discloses each named executive officer's contributions to the Supplemental Savings Plan, our company's matching contribution, accrued interest and other earnings upon funds in the plans, withdrawals and distributions during the year ended December 31, 2008 and fiscal year end balances as of December 31, 2008.

NON-QUALIFIED DEFERRED COMPENSATION—Fiscal Year 2008

Name and Principal Position(1)	Executive Contributions in 2008 ($)(2)	Registrant Contributions in 2008 ($)(3)	Aggregate Earnings / (Loss) in 2008 ($)	Aggregate Balance at December 31, 2008 ($)
Lawrence D. Stern, Chairman and Chief Executive Officer	$325,731	$69,308	$(315,373)	$563,148
John M. Hanson, Executive Vice President and Chief Financial Officer	$81,257	$24,853	$(44,334)	$244,931
John F. Gaither, Jr., Executive Vice President, General Counsel and Secretary	$9,941	$9,585	$(5,706)	$27,678
Mary J. Kuhn, Senior Vice President, Operations	$155,803	$17,180	$2,885	$553,936
John R. Perkins, Senior Vice President and General Manager, Portfolio Management and U.S. Business	$166,793	$36,251	$(32,713)	$244,598

(1)
Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations.

(2)
For Mr. Stern, the amount reflected in this column includes $96,923 of deferred salary, $120,754 of deferred cash payments received in 2008 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan, and $108,054 of deferred cash payments received in 2008 relating to amounts earned and reported in 2007 under the 2007 Management Bonus Plan. For Mr. Hanson, the amount reflected in this column includes $27,750 of deferred salary, $32,807 of deferred cash payments received in 2008 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan, and $20,700 of deferred cash payments received in 2008 relating to amounts earned and reported in 2007 under the 2007 Management Bonus Plan. For Mr. Gaither, the amount reflected in this column includes $4,841 of deferred salary and $5,100 of deferred cash payments received in 2008 relating to amounts earned in 2007 under the 2007 Management Bonus Plan. For Ms. Kuhn, the amount reflected in this column includes $119,445 of deferred salary, $22,858 of deferred cash payments received in 2008 relating to amounts earned and reported in 2006 under the 2006 Management Bonus Plan, and $13,500 of deferred cash payments received in 2008 relating to amounts earned and reported in 2007 under the 2007 Management Bonus Plan. For Mr. Perkins, the amount reflected in this column includes $38,308 of deferred salary, $9,180 of deferred cash payments received in 2008 relating to amounts earned and reported in 2007 under the 2007 Management Bonus Plan, and $119,305 constituting the deferred portion of the cash payment received in 2008, pursuant to his special bonus arrangement. The executive contribution amounts related to salary are disclosed in the Summary Compensation Table in the "Salary" column, and Mr. Perkins' contribution amount of $119,305 is disclosed in the Summary Compensation Table in the "Bonus" column.

(3)
The registrant contribution amounts are included in the Summary Compensation Table in the "All Other Compensation" column.

  Supplemental Savings Plan and Talecris Savings Plan

        Our company's non-qualified deferred compensation program (Supplemental Savings Plan or SSP) is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer certain pre-tax earnings, subject to certain limitations. The SSP is available to all of our employees who are at the vice president level or above, or any highly compensated employee who the SSP plan administrator designates as being eligible. Each of the named executive officers participates in the Supplemental Savings Plan.

        The SSP allows eligible participants to defer payment of a portion of their salary and bonus on a pre-tax basis. Participants are not allowed to defer payments under any long-term incentive compensation plans (i.e., the Special Recognition Bonus Plan, the 2006 Restricted Stock Plan and the recognition award plan). To qualify for participation in the SSP, an eligible employee must have deferred the maximum amount permitted into the Talecris Savings Plan (TSP) (i.e., our 401(k) plan). For 2008, the maximum amount was $15,500. Once an employee has maximized his or her pre-tax contributions under the TSP, he or she can defer up to 50% of his/her "excess compensation" into the SSP. Excess compensation is defined as the compensation in excess of what can be taken into account under the TSP.

        For 2008, our company matched 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions in the TSP. The investment crediting options for the SSP mirror those offered for the TSP. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. Executive and registrant contributions are fully vested when contributed. Remaining benefits are subject to forfeiture based on a determination by our Senior Vice President of Human Resources that the participant engaged in a willful, deliberate or gross act of commission or omission which is substantially injurious to the business, financial position or reputation of our company. Benefits under the SSP are payable as a lump sum cash distribution upon termination of employment (including retirement and death).

Director Compensation

        The following table sets forth a summary of our non-employee directors' compensation for fiscal year 2008.

        Mr. Stern, our Chairman and Chief Executive Officer, also serves on our board of directors. However, Mr. Stern does not receive any compensation for his board service beyond the compensation he receives as an executive officer of our company.

DIRECTOR COMPENSATION—Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)	Total ($)
Stuart A. Auerbach	$—	$—	$—	$—	$—	$—
Richard A. Charpie	$—	$—	$—	$—	$—	$—
Paul N. Clark	$70,000	$43,665	$100,552	$—	$—	$214,217
W. Brett Ingersoll	$—	$—	$—	$—	$—	$—
James T. Lenehan	$80,000	$463,346	$113,285	$37,399	$—	$694,030
Kenneth J. Martin	$80,000	$43,665	$107,690	$—	$—	$231,355
Steven F. Mayer	$—	$—	$—	$—	$—	$—
Ruedi E. Waeger	$80,000	$211,543	$70,898	$14,959	$—	$377,400

(1)
Represents the amounts of all fees earned or paid in cash for services as a director in 2008. Our director compensation program is described in more detail below.

(2)
Represents the total expense recorded in 2008 in accordance with SFAS 123R (excluding the impact of estimated forfeitures related to service-based vesting conditions) for the restricted stock awards and stock option awards granted to the non-employee directors. For additional information regarding the assumptions used in determining a fair value using the Black-Scholes pricing model, please see footnote 18 to our audited consolidated financial statements for the year ended December 31, 2008 included elsewhere in this prospectus.

(3)
In conjunction with our director compensation program, on April 21, 2008 we granted 760 shares of restricted stock to each of Messrs. Clark, Lenehan, Martin and Waeger. The grant date fair value of the restricted stock awards granted to each director was $60,040, which is based on the fair market value per share of $79.00 on the grant date of April 21, 2008, as determined by our board of directors. At December 31, 2008, Mr. Clark and Mr. Martin each had 760 shares of unvested restricted stock awards outstanding and Mr. Waeger and Mr. Lenehan had 5,000 and 11,358 shares of unvested restricted stock awards, respectively, outstanding, which were granted under the 2006 Restricted Stock Plan.

(4)
During the second quarter of 2008, the compensation committee amended the exercise price of 1,072 stock options held by each of Mr. Clark and Mr. Martin from $170.00 per share to $88.00 per share. The stock options that were re-priced were granted during 2007. The incremental share-based compensation cost of these modified awards was recognized in 2008, in accordance with SFAS 123R in the amount of $15,084 for each of Mr. Clark and Mr. Martin, and is included in their respective expense amounts in this column. This incremental cost reflects an incremental fair value of $14.07 per share. The modified grant date fair value of these stock option awards is $107.29 per share as determined by a Black-Scholes pricing model.

(5)
Our non-employee directors held the following outstanding option awards as of December 31, 2008:

Name	Outstanding Option Awards
Paul N. Clark	2,649
James T. Lenehan	67,477
Kenneth J. Martin	2,649
Ruedi E. Waeger	27,937

  In conjunction with our director compensation program, on April 21, 2008 we granted 1,577 stock options to each of Messrs. Clark, Lenehan, Martin and Waeger. The grant date fair value of the stock options granted to each director was $58,630, which is based on the fair market value per share of $37.18 on the grant date, as determined by a Black-Scholes option pricing model. For additional information regarding the assumptions used in determining fair value using the Black-Scholes pricing model, please see footnote 18 to our audited consolidated financial statements for the year ended December 31, 2008 included elsewhere in this prospectus.

(6)
The amounts in the Non-Equity Incentive Plan Compensation column for Mr. Lenehan and Mr. Waeger reflect interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan (described elsewhere in this prospectus), which are being held in a trust. See "—Stock Option and Other Compensation Plans" below for a description of the material terms of these award plans.

        Effective as of July 20, 2007, our board of directors approved a revised compensation program pursuant to which we provide the following compensation to our non-employee directors:

  •
  quarterly payments of $15,000;

  •
  quarterly fees of $1,250 (or $3,750 for chairmanship) for serving on board committees;

  •
  annual equity grants of restricted stock and stock options valued at $60,000 each (other than for employees of Cerberus or Ampersand for years in which we pay management fees to Cerberus or Ampersand); and

  •
  initial grants of stock options valued at $100,000 for new directors.

        We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. Directors do not participate in a nonqualified deferred compensation plan and we do not pay any life insurance policies for the directors.

Employment Agreements and Arrangements

        We have employment agreements with Lawrence D. Stern, our Chairman and Chief Executive Officer, John M. Hanson, our Executive Vice President and Chief Financial Officer, and John F. Gaither, Jr., our Executive Vice President, General Counsel and Secretary. For most other employees, including other executive officers, employment at our company is at will. The terms of employment are specified in formal offer letters which are extended to all employees prior to the commencement of employment. Among our named executive officers, each of Mary J. Kuhn, our Senior Vice President, Operations and John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business is subject to written employment arrangements in formal offer letters to which he or she is party with us. Messrs. Stern, Gaither, Hanson, Perkins and Ms. Kuhn and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment.

        Pursuant to our employment agreement with Lawrence D. Stern, amended and restated January 1, 2009, and amended on each of March 30, May 21 and June 26, 2009, Mr. Stern is entitled to the following annual base salaries: (i) $600,000 for so long as he serves as Executive Chairman or as Chairman and Chief Executive Officer, and (ii) $350,000 for so long as he serves as Chairman. Mr. Stern is also eligible to receive an annual performance bonus under the Management Bonus Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Stern's target performance bonus is 200% of his base salary while he holds the position of Chairman and Chief Executive Officer and 100% of his base salary while he holds the position of Chairman, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our board of directors. In addition to other grants of stock options and restricted stock awarded by us to Mr. Stern pursuant to his employment agreement, Mr. Stern will be entitled to receive, upon the consummation of this offering (assuming that he then holds the title of Chairman and Chief Executive officer), stock options exercisable for a number of shares equal to one percent (1%) of the then fully diluted outstanding shares immediately prior to the offering at an exercise price equal to the public offering price. We anticipate that we will issue approximately 130,000 stock options to Mr. Stern pursuant to this award, which will result in approximately $                         million of SG&A to be recognized over approximately four years. The option vesting will be subject, in part, to service requirements and in part to performance requirements. Mr. Stern's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment agreement with John M. Hanson, amended and restated on October 10, 2008, Mr. Hanson is entitled to an annual base salary of $375,000 for as long as he serves as Executive Vice President and Chief Financial Officer. Mr. Hanson is also eligible to receive an annual bonus under the Management Bonus Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Pursuant to our employment agreement with Mr. Hanson, Mr. Hanson's target bonus for the 2008 year was 75% of his base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Mr. Hanson's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment agreement with John F. Gaither, Jr., amended and restated on November 6, 2008, Mr. Gaither is entitled to an annual base salary of $350,000 for as long as he serves as Executive Vice President, General Counsel and Secretary. Mr. Gaither is also eligible to receive an annual bonus under the Management Bonus Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Pursuant to our employment agreement with Mr. Gaither, Mr. Gaither's target bonus for the 2008 year was 65% of his base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Mr. Gaither's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment arrangements with Mary J. Kuhn, dated as of November 19, 2004, as amended on February 8, 2005 and December 19, 2008, Ms. Kuhn is entitled to an annual base salary of $295,770 (increased by the board on April 5, 2009 to $310,000) as Senior Vice President, Operations. Ms. Kuhn is also eligible to receive an annual performance bonus under the Management Bonus Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Ms. Kuhn's target performance bonus for the 2008 year was 55% of her base salary, and in 2009, our compensation committee approved an increase to Ms. Kuhn's bonus target, to 60% of her base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Ms. Kuhn's employment arrangements also provide for certain payments that may be made upon termination of her employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment arrangements with John R. Perkins, dated March 2, 2006, as amended on December 19, 2008, Mr. Perkins is entitled to an annual base salary of $250,000 (increased by the board on April 5, 2009 to $280,000) as Senior Vice President and General Manager, Portfolio Management and U.S. Business. Mr. Perkins is also eligible to receive an annual performance bonus under the Management Bonus Plan in the amount determined by the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Perkins' target performance bonus for the 2008 performance year was 40% of his base salary, and in 2009, our compensation committee approved an increase to Mr. Perkins' bonus target, to 50% of his base salary, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Mr. Perkins' employment arrangements provide for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

Stock Option and Other Compensation Plans

  Stock Option and Incentive Plan

        Our 2005 Stock Option and Incentive Plan was adopted by our board of directors on March 31, 2005. The 2005 Stock Option and Incentive Plan provides for the grant of awards in the form of incentive stock options and nonqualified stock options.

        Our employees, officers, directors and consultants are eligible to receive awards under our 2005 Stock Option and Incentive Plan. Incentive stock options may not be granted to an individual who, on the date of grant, owns more than 10% of the total combined voting power of a corporation unless certain specified conditions are met. The maximum number of options authorized under the plan is 2,000,000.

        The exercise price of stock options granted is determined by the compensation committee of our board of directors. Option awards are granted with an exercise price at least equal to the fair market value of our common stock at the date of grant and generally vest over a period of two to five years. Our stock options typically have a service-based component and a performance-based component. The service-based component of the stock options vests annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate objectives, which are established annually by the board of directors. Stock options generally expire ten years after the date of the grant, or earlier if an option holder ceases to be employed by us.

        In accordance with the terms of the 2005 Stock Option and Incentive Plan, our board of directors has authorized our compensation committee to administer the plan. Our compensation committee selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which the options become exercisable;

  •
  the exercise price of options; provided, however, that the exercise price shall not be less than 100% of fair market value of our common stock on the date of grant;

  •
  the duration of options, provided that no incentive stock option shall have a term in excess of 10 years;

  •
  the method of payment of the exercise price; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

        Under our 2005 Stock Option and Incentive Plan, upon the occurrence of a change in control event (as defined therein), any equity award granted under the 2005 Stock Option and Incentive Plan shall become fully vested and immediately exercisable and any performance goals applicable to awards will be deemed to be fully satisfied and immediately exercisable if no termination of employment has taken place prior to the change in control.

        When an employee retires, vested stock options may be exercised within a period of twelve months following retirement, or the remaining term of the option, whichever is less. If a performance-based or service-based option award has not vested at the time of an employee's retirement, the employee will be entitled to vesting of a pro rata share of the award for the year of retirement so long as, in the case of performance-based options, the annual objectives are met.

        The plan will terminate and no award may be granted under the 2005 Stock Option and Incentive Plan after March 30, 2015, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2005 Stock Option and Incentive Plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock market requirements.

  Management Bonus Plan

        The named executive officers as well as certain other eligible employees who do not participate in our company's pay for performance plan or sales commission plan participate in our Management Bonus Plan. The Management Bonus Plan is an annual plan which provides potential for cash awards beyond base salary based on the achievement of targeted financial and strategic performance objectives, as well as individual performance levels. At the beginning of each plan year, our compensation committee determines the level of performance for each of the corporate metrics that must be met to fund the plan. The two metrics normally include consolidated Adjusted Earnings Before Interest Taxes Depreciation and Amortization (adjusted EBITDA) and unlevered free cash flow. In each year since our inception, we have been required to achieve at least 90% of one of these financial metrics in order to fund the plan. Once final financial results are known for a plan year, bonuses are determined and are paid out over 2 years, 60% in year 1 and 40% in year 2. Employees eligible for awards under our Management Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Participants may elect to defer a portion of a management bonus into our Talecris Savings Plan and

Supplemental Savings Plan (for certain executives, as discussed previously). Our company reserves the right to pay out a prorated bonus based on termination due to death or disability. The compensation committee has discretion in determining the ultimate payout under the Management Bonus Plan.

  Special Recognition Bonus Plan

        Effective October 1, 2006, the compensation committee of our board of directors approved the Special Recognition Bonus Plan (Special Recognition Bonus Plan) as a vehicle for us to award certain employees, officers, members of the board of directors and consultants for the financial success of our company from its inception through the effective date of the Special Recognition Bonus Plan. The Special Recognition Bonus Plan is an unfunded, non-qualified retirement plan as defined in the Code and an unfunded deferred compensation plan for purposes of ERISA. Under the Special Recognition Bonus Plan, aggregate bonus amounts totaling approximately $7.3 million are to be paid in five installments to eligible participants. We made payments totaling $2.5 million in October 2006, $1.2 million in each of March 2007 and 2008, and $0.9 million in March 2009. The final installment of approximately $0.9 million will be paid on March 15, 2010, adjusted for employee forfeitures. We record compensation cost over the vesting period consistent with the classification of each recipient's salary. Employees eligible for awards under the Special Recognition Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award, except in the case of death or disability. Vesting of future payments will be accelerated for a "change of control," as defined in the Special Recognition Bonus Plan, and may be accelerated by the board of directors in the case of death or disability.

  Restricted Share and Recognition Award and Associated Trust

        On December 6, 2006, the compensation committee of our board of directors approved a restricted share and cash recognition award to certain employees, members of our board of directors, and consultants for the financial success of our company from its inception through the effective date of the award. The cash portion of this award was made pursuant to the Special Recognition Bonus Plan. Under the terms of the cash award, eligible participants were awarded cash amounts, aggregating $57.2 million, which are payable in four installments. The first installment of the cash award totaling $34.2 million was paid in December 2006 from the proceeds of our recapitalization transaction. The second installment totaling $7.4 million was paid in March 2008 and the third installment of $6.0 million was paid in March 2009 out of funds available in the irrevocable trust (discussed below). The remaining cash award of approximately $6.0 million, adjusted for forfeitures, will be paid on March 31, 2010 out of funds available in the irrevocable trust. We used part of the proceeds from our debt recapitalization for the December 2006 installment and to fully fund an irrevocable trust for our obligations under this award. The assets within the trust are segregated from our assets and are protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the eligible participants. We bear all administrative expenses for the maintenance of the trust. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award except in the event of a disability. Vesting of future payments will be accelerated for a "change of control," as defined, as well as for death.

        The restricted shares granted under the restricted share and cash recognition award were granted in accordance with the terms of the 2006 Restricted Stock Plan, which was approved by our board of directors on December 6, 2006. This plan permits the granting of restricted shares, restricted share units, and unrestricted shares (collectively, "Awards") of our common stock. The maximum number of shares that may be issued for all Awards is 400,000, and no participant may receive Awards that relate to more than 200,000 shares during the term of the plan. Restricted Awards vest on terms determined by our board of directors or its compensation committee at the time of grant. All of the restricted shares granted pursuant to the December 6, 2006 award vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined in the 2006 Restricted Stock Plan. Any restricted Awards that have not vested at the time of termination of service are forfeited except in the event of death, disability or change of control. The restricted Awards are considered issued and outstanding and have full voting rights. Any dividends paid with respect to the restricted Awards will be accrued for the benefit of the person receiving the Award and will vest at the same time as the underlying Award.

Potential Payments Upon Termination or Change in Control

        For certain exempt and all non-exempt employees based in the U.S. (all below the Vice President level), our Code Section 409A compliant severance plan, the 2008 Talecris Severance Pay Plan, provides financial assistance in certain instances involving termination of employment. An employee covered under the plan is eligible to receive a severance benefit if, within one year following the date of a Change in Control (as defined in the plan), the employee is terminated due to a reduction in the employer's workforce, an elimination of the employee's job or the employee's resignation for good reason. Participants in the plan are entitled to certain rights and protection under the Employer Retirement Income Security Act of 1974 (ERISA).

        Our named executive officers, who are not covered under our severance plan, are instead entitled, pursuant to the terms of their employment agreement or their offer of employment with us, to severance payments in the event their employment is terminated by us without Cause or by them for Good Reason, as those terms are defined in the letter containing the offer of employment or the formal employment agreement. Typically, our obligation to make severance payments under these circumstances continues for the first two years of the executive's employment, and the total severance to be paid is equal to at least 12 month's base salary, continuation of benefits during the period severance is paid, and payment of accrued vacation and unpaid bonus under the Management Bonus Plan. In some cases, these obligations may continue for the duration of the executive's employment and/or the total severance to be paid may exceed 12 months of salary and benefits.

        The following summary sets forth potential payments that may be made to certain executive officers upon termination of their employment or a change in control of us under their current employment agreements or offer letters, as applicable. We have initially described the material terms concerning termination of employment of our executives generally under their employment agreements (or offer letters, as applicable); these terms apply to Lawrence D. Stern, our Chairman and Chief Executive Officer, John M. Hanson, our Executive Vice President and Chief Financial Officer, John F. Gaither, Jr., our Executive Vice President, General Counsel and Secretary, Mary J. Kuhn, our Senior Vice President Operations, and John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Along with this general description, we have detailed individual provisions unique to the employment agreements or offer letters of certain of these executives. Following this description, we have provided the dollar value of payments and benefits for each individual executive in each scenario involving termination of employment.

        Under these employment agreements and offer letters, we may terminate these executive officers at any time for Cause. In these agreements, "Cause" is generally defined as set forth below:

  •
  commission of a felony;

  •
  acts of dishonesty which results or is intended to result in the executive officer's own personal gain or enrichment at our expense;

  •
  material breaches of the executive's obligations as an executive officer;

  •
  conduct in connection with the executive officer's duties that are fraudulent, unlawful or grossly negligent;

  •
  personal conduct of the executive officer which discredits or damages us;

  •
  the executive officer's contravention of specific lawful direction from our Chief Executive Officer (or, in the case of Mr. Stern, from our board of directors) or the failure to adequately perform his duties; or

  •
  breach of the executive officer's duties of confidentiality, non-solicitation or non-competition.

        Under these employment agreements and offer letters, we may also terminate these executive officers for a Disability. "Disability" is generally defined as a reasonable determination by a physician reasonably acceptable to us in accordance with applicable law that as a result of physical or mental injury or illness, the executive officer is unable to perform the essential functions of his position with or without reasonable accommodation for a period of (i) 60 consecutive days or (ii) 90 days in any one year period.

        In addition, our executive officers may terminate their own employment for "Good Reason" as that term is defined in their respective employment agreements or offer letters.

        Furthermore, upon termination of their employment for any reason each of these executive officers (except for Mr. Perkins) has agreed to a confidentiality agreement of five years, a non-solicitation agreement of 24 months and a non-competition agreement of at least 18 months (each of these restrictions lasts for only one year in the case of Ms. Kuhn) following the termination (subject to an increase in duration to the extent certain severance payments are being made to the executive officer).

        Termination by Us for Cause or by Executive without Good Reason.    If we terminate the executive's (except for Mr. Perkins' and Ms. Kuhn's) employment for Cause or if he or she terminates his or her own employment with us without Good Reason, he or she is entitled to the following:

  •
  accrued but unpaid base salary and some benefits (to the date of termination);

  •
  any reimbursable expenses that have been incurred but not yet reimbursed;

  •
  earned but unpaid bonus for the performance years prior to the year of termination (but only if we terminate the executive's employment for Cause);

  •
  payment for accrued and unused personal days (in the case of Messrs. Gaither and Hanson only);

  •
  exercising of vested stock options, in accordance with our stock option award agreement with the executive; and

  •
  in the case of Mr. Stern, vesting and exercising of a pro rata portion of the restricted shares of our common stock and stock options that are otherwise scheduled to vest on the following March 31 and April 1, respectively, in accordance with Mr. Stern's restricted stock award agreement, and stock option award agreement, respectively, entered into upon the amendment and restatement of his employment agreement.

        Termination by Us without Cause or by Executive for Good Reason.    If we terminate the executive's employment without Cause or, if the executive terminates his employment for Good Reason then, in addition to the payments (if any) to be received upon death or Disability (as described below) (or, in the case of Mr. Stern, in addition to the payments to be received upon termination for Cause or without Good Reason), the executive is generally entitled to the following:

  •
  his or her then current base salary for either the remaining term of his employment then in effect or 18 months, whichever is greater (in the case of Ms. Kuhn and Mr. Perkins, only 12 months' base salary is payable) and, except for Mr. Perkins, payment for accrued, unused personal days (vacation pay for Ms. Kuhn), payable in a lump sum;

  •
  performance bonus payments in an aggregate amount equal to the lesser of (i) the bonus amount earned by the executive for the years prior to the calendar year of his termination or (ii) his target performance bonus, payable in a lump sum (Ms. Kuhn only receives accrued unpaid bonus up through the date of her separation from service, and Mr. Perkins automatically receives the target performance bonus);

  •
  reimbursement of the cost of continued group health coverage pursuant to COBRA for a maximum of twelve months (Ms. Kuhn and Mr. Stern only) and for the greater of eighteen months after the date of separation from service or the remainder of the number of months remaining in the then contract term (Mssrs. Gaither and Hanson only);

  •
  exercising of vested stock options (and, in the case of Mr. Stern, the vesting of certain stock options that had previously not vested), in accordance with our stock option award agreement with the executive;

  •
  in the case of Mr. Stern, the vesting of all shares of restricted stock originally granted to him under our 2006 Restricted Stock Plan, and all shares of restricted stock scheduled to vest on the following March 31 and a pro rata portion of the shares of restricted stock scheduled to vest on the second March 31 following termination under the bonus restricted stock award agreement that we entered into with him in connection with the renewal of his employment agreement effective as of April 1, 2007;

  •
  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006 and the cash portion of our December 6, 2006 restricted share and cash recognition award;

  •
  in the case of Mr. Gaither, following a change in control, he is entitled to losses he incurs from the sale of his residence and a relocation allowance.

        However, certain compensation related to our executives' termination would be forfeited if any such executive violates his continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition and properly handling our property, or (except in the cases of Ms. Kuhn and Mr. Perkins) if the executive fails to provide us with certain minimal consulting services, over the 18 month period (there are no such restrictions for Mr. Perkins and Ms. Kuhn) following termination.

        "Good Reason" is generally defined in our executives' employment agreements and offer letters as:

  •
  a material reduction in the executive's responsibilities, authority, position or duties;

  •
  removal of the executive from his position other than for Cause;

  •
  a material adverse reduction in the amount of his aggregate compensation (unless such reduction in compensation is proportional to any reduction in compensation of other senior executives and, with respect to certain executives, so long as it does not exceed 20%) or failure to pay such compensation;

  •
  material breach by us of his employment agreement (provided that a suspension or the requirement that he not report to work shall not constitute "Good Reason" so long as he continues to receive the compensation and benefits he is entitled to receive under his employment agreement);

  •
  failure by us to maintain in effect any incentive compensation plan in which he participates unless an equitable alternative arrangement is provided (except to the extent that such change in the incentive compensation plan relates to all other eligible executive officers);

  •
  the relocation of his office by us by more than 50 miles from its location at the time his employment agreement with us became effective; or

  •
  our failure to continue to provide him with benefits at least as favorable as those presently enjoyed by him under any employee benefit and welfare plans commensurate with those generally available to all executive officers.

        Termination Due to Death or Disability.    If an executive's employment is terminated as a result of his or her Disability or death, in addition to the compensation he or she would receive if terminated for Cause, he or she is entitled to the following:

  •
  (except for Ms. Kuhn and Mr. Perkins) payment for any unpaid bonus relating to the calendar years prior to the calendar year of the termination;

  •
  (except for Ms. Kuhn and Mr. Perkins) a pro rata share of his or her performance bonus for the year of his or her termination (if we achieve our performance goals for that year), paid at 100% of his or her target bonus and payable at the same time and in the same manner as other executives remaining with us;

  •
  (except for Ms. Kuhn and Mr. Perkins) vesting (Mr. Stern only) and exercising of vested stock options, in accordance with the executive's stock option award agreement;

  •
  in the case of Mr. Stern, payment for accrued but unused PTO, payable according to our policy at the time of such termination;

  •
  in the case of Mr. Stern, the vesting of all shares of restricted stock originally granted to him under our 2006 Restricted Stock Plan, and all shares of restricted stock scheduled to vest on the following March 31 and a pro rata portion of the shares of restricted stock scheduled to vest on the second March 31 following termination under the bonus restricted stock award agreement that we entered into with him in connection with his amended and restated employment agreement, effective January 1, 2009;

  •
  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006 and the cash portion of our December 6, 2006 restricted share and cash recognition award;

  •
  in the case of Ms. Kuhn and Mr. Perkins, payments and benefits under our employee benefit plans.

        In the case of Disability, however, any compensation related to the executive's termination would be forfeited by him or her if he or she violated his or her continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition, properly handling our property, or, except in the case of Ms. Kuhn, if the executive does not make a good faith effort to provide us with certain consulting services at no additional cost to us during the severance period.

        Termination by Our Failure to Renew the Employment Agreement.    In addition, if we decide to allow an executive's employment agreement (other than the employment arrangements of Ms. Kuhn and Mr. Perkins) to lapse without renewing the agreement, effectively terminating his employment, then he is entitled to the same compensation as if he had terminated his employment for Good Reason, except that he would not receive performance bonus payments in an aggregate amount equal to the lesser of the bonus amount received by him for the years prior to the calendar year of his termination or his target performance bonus. However, any compensation would be terminated if an executive violates his continued duties of non-disparagement, confidentiality, non-solicitation, non-competition and properly handling our property. In addition, with respect to Mr. Stern only, any compensation in relation to such lapse of his contract with us would be reduced by any amount of compensation that he may earn from other employment or the provision of consulting services.

        Summary of Payments to Executives in Various Termination Scenarios.    The following summarizes the value of payments (including the value of accelerated payments and value of accelerated vesting and exercising of restricted stock and stock options, respectively, as applicable) and other benefits to be provided to each of Mr. Stern, Mr. Hanson, Mr. Gaither, Ms. Kuhn and Mr. Perkins, respectively, upon termination of employment under each of the circumstances described above, assuming that termination had occurred on December 31, 2008:

        For Mr. Stern:

    •
    $20,735,834 for termination without Cause or for Good Reason;

    •
    $5,751,739 for termination for Cause or without Good Reason;

    •
    $20,022,997 for termination due to death or Disability;

    •
    $19,735,334 for termination by our failure to renew his employment agreement; and

    •
    $20,735,834 for termination by executive upon a change in control.

        For Mr. Hanson:

    •
    $1,346,579 for termination without Cause or for Good Reason;

    •
    $145,679 for termination for Cause or without Good Reason;

    •
    $1,562,713 for termination due to death or Disability;

    •
    $1,116,579 for termination by our failure to renew his employment agreement; and

    •
    $1,346,579 for termination by executive upon a change in control.

        For Mr. Gaither:

    •
    $1,195,113 for termination without Cause or for Good Reason;

    •
    $124,761 for termination for Cause or without Good Reason;

    •
    $1,513,441 for termination due to death or Disability;

    •
    $1,025,113 for termination by our failure to renew his employment agreement; and

    •
    $1,195,113 for termination by executive upon a change in control.

        For Ms. Kuhn:

    •
    $631,908 for termination without Cause or for Good Reason.

        For Mr. Perkins:

    •
    $418,293 for termination without Cause or for Good Reason.

Change in Control

        Generally, in the event of a Change in Control (as defined below), all stock options and restricted stock awards that we have granted become immediately and fully exercisable. In addition, all restrictions and conditions on restricted stock will be deemed satisfied and performance share awards will be vested and deemed earned in full, and promptly paid to employees.

        A "Change in Control" means the occurrence of any one of the following events:

          (a)   any person, other than certain permitted investors (each, a Permitted Investor), is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of us representing (A) more than 30% of the total voting power of our then-outstanding securities generally eligible to vote for the election of directors (the Company Voting Securities) and (B) a greater percentage of the then-outstanding Company Voting Securities that are then held by all the Permitted Investors in the aggregate; provided, however, that any of the following acquisitions shall not be deemed to be a Change in Control: (1) by us or any subsidiary or affiliate of us, (2) by any employee benefit plan (or related trust) sponsored or maintained by us or any of our subsidiaries or affiliates, (3) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (4) pursuant to a Non-Qualifying Transaction (as defined in paragraph (b));

          (b)   the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving us or any of our subsidiaries or affiliates (a Business Combination), unless immediately following such Business Combination:

            (1)   more than 50% of the total voting power of (x) us resulting from such Business Combination (the Surviving Corporation), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of a majority of the voting securities eligible to elect directors of the Surviving Corporation (the Parent Corporation), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination;

            (2)   no person, other than a Permitted Investor or any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation, is or becomes the beneficial owner, directly or indirectly, of securities of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) representing (A) 30% of the total voting power of the securities then outstanding generally eligible to vote for the election of directors of the Parent Corporation (or the Surviving Corporation) (the "Parent Voting Securities"), and (B) a greater percentage of the then outstanding Parent Voting Securities that are then held by all the Permitted Investors in the aggregate; and

            (3)   at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were incumbent directors at the time of the board of directors' approval of the execution of the initial agreement providing for such Business Combination;

      (any Business Combination which satisfies all of the criteria specified in (1), (2) and (3) above shall be deemed to be a "Non-Qualifying Transaction");

          (c)   our stockholders approve a plan of complete liquidation or dissolution of us; or

          (d)   the consummation of a sale of all or substantially all of our assets to an entity that is not an affiliate of us (other than pursuant to a Non-Qualifying Transaction).

        Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 30% of Company Voting Securities as a result of the acquisition of Company Voting Securities by us which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by us such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of us may then occur.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation that will be in effect upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        We have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities on an as converted to common stock basis, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties. In accordance with the terms of our Code of Ethics and Business Conduct, which was adopted by our board of directors on December 5, 2006 and our Policy on Related-Party Transactions, which was adopted by our Chief Executive Officer and became effective on January 1, 2007, it is the responsibility of the audit committee of our board of directors to review and approve, in advance, the terms and conditions of all related person transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission. In considering the approval of a related person transaction, the details of the transaction must be discussed with the audit committee, including the identification of the related person, the related person's relationship with us, and the nature and the amount of the transaction, evidence to support the arms' length nature of the transaction, including terms and manner of settlement, and the anticipated impact on the financial statements and disclosures. In considering the approval of a related person transaction, a legitimate business case must be developed, including the arm's length nature of the transaction and the disclosure implication of such transaction. Related person transactions to which this policy applies includes, among others, any transaction to which we may be party with any of our directors, executive officers or 5% stockholders or their respective immediate family members. The policy also applies to any transaction to which we may be a party with any of our employees, in which case the Chief Executive Officer has the authority to approve such related person transactions involving employees other than our executive officers or directors. Certain related person transactions that need not be disclosed under Item 404, including transactions where the aggregate amount involved does not exceed $120,000, may be pre-approved or ratified by our audit committee. Responsibility for compensation and employment of executive officers is vested in the compensation committee and of directors is vested in the nominating committee, rather than the audit committee. Other transactions, including loans to executive officers and split dollar life insurance with officers, are prohibited under the policy.

Stockholders Agreements

Agreement with Talecris Holdings, LLC and Certain Executive Officers and Directors

        On December 7, 2006, we entered into a stockholders agreement with Talecris Holdings, LLC and Lawrence D. Stern, our Chairman and Chief Executive Officer (then our Executive Chairman), who had received a grant of 45,000 unrestricted shares of our common stock under our 2006 Restricted Stock Plan. Since that time, each of Joel E. Abelson, James R. Engle, John F. Gaither, Jr., John M. Hanson, Kari D. Heerdt, Mary J. Kuhn, Thomas J. Lynch, Daniel L. Menichella, Bruce Nogales, John R. Perkins and Stephen R. Petteway, as well as our directors Paul N. Clark, James T. Lenehan, Kenneth J. Martin, and Ruedi E. Waeger have also become a party to this agreement in connection with the issuance by us of unrestricted shares of our common stock to them upon the vesting of restricted share awards. The stockholders agreement governs the transfer of shares of our common stock held by such person upon termination of employment or consulting services or the cessation of such person's services as a director, and further restricts and otherwise governs the rights of our stockholders party thereto with respect to transfers of shares of our stock by such stockholders.

Redemption, Put and Exchange Rights

        Under the stockholders agreement, we have the right to repurchase, at not less than fair market value, the shares of our stock held by such person in the event that his or her employment with us is terminated (or the cessation of such person's services as a director). In the event that such person's employment terminates due to his or her death or disability, however, such person (or such person's beneficiary or estate) has the right to sell, or "put," such person's shares of our common stock back to us at their fair market value, subject to certain contingencies that may prevent us from consummating such a repurchase. Both our redemption rights and such person's put right terminate immediately prior to the consummation of this offering. The agreement also enables either such person or Talecris Holdings, LLC to require that such person's shares of our common stock be exchanged for shares of common stock of Talecris Holdings, LLC (or any entity controlling Talecris Holdings, LLC) upon the consummation of an initial public offering or change of control of Talecris Holdings, LLC or such controlling entity, or in a roll-up transaction whereby we would become a wholly-owned subsidiary of Talecris Holdings, LLC or such entity (in a roll-up transaction, only Talecris Holdings, LLC, not such person, shall have the right to demand such an exchange). However, these exchange rights terminate immediately prior to the consummation of this offering.

Transfer Restrictions, Tag Along, Drag Along and Market Stand-Off

        The shares of our common stock held by such person are also subject to various additional transfer restrictions under the stockholders agreement in connection with a public offering of our common stock. During our consummation of any public offering within two years following the closing of this offering, such person's shares may not be sold or transferred in any manner without our prior written consent or that of the underwriters for the offering. This restriction may remain in effect with respect to any offering, upon our request of that of our underwriters, for up to 180 days after the date of our entry into an underwriting agreement with the underwriters. The stockholders agreement also provides such person with "tag-along" rights with respect to a sale by Talecris Holdings, LLC to an unrelated third party of all or any portion of the shares of our stock held by it, while Talecris Holdings, LLC is provided with "drag-along" rights vis-à-vis such person for sales by Talecris Holdings, LLC resulting in a third party and its affiliates gaining ownership of a 50% or greater equity interest in our company. These tag-along and drag-along rights are to terminate immediately prior to the consummation of our initial public offering.

Agreement with Talecris Holdings, LLC and Bayer

        On March 31, 2005, we entered into a stockholders agreement with Talecris Holdings, LLC and Bayer Healthcare, LLC and certain affiliates of Bayer Healthcare, LLC (collectively, Bayer). As of the effective date of the agreement, Talecris Holdings, LLC held 100,000 shares of our series A preferred stock and Bayer held 1,000,000 shares of our common stock and one share of our Junior Preferred Stock. (All shares of our stock held by Bayer have since been repurchased, and Talecris Holdings LLC has since acquired 192,310 shares of our series B preferred stock and an additional 900,000 shares of our series A preferred stock). The stockholders agreement provided our stockholders who were party thereto with certain rights with respect to the approval of certain matters and the designation of nominees to serve on our board of directors, as well as registration rights for our securities that they own. Because Bayer no longer holds an equity interest in our company, this agreement is effectively of no further force or effect with respect to Bayer.

Preemptive Rights and Exchange Rights

        The stockholders agreement provided each of Talecris Holdings, LLC and Bayer with preemptive rights with respect to new issuances of our equity securities in accordance with their respective percentages of ownership of our equity securities as of the date of entry into the agreement. Such preemptive rights were to terminate immediately prior to the consummation of our initial public offering. The agreement also contained provisions that enabled either such stockholder to require that Bayer's shares of our common stock be converted into shares of common stock of Talecris Holdings, LLC (or any entity controlling Talecris Holdings, LLC, other than Cerberus and Ampersand and its related funds (Parent)) upon the consummation of an initial public offering or change of control of Parent or roll-up transaction whereby we would become a wholly-owned subsidiary of Parent.

Restrictions upon Affiliate Transactions and Certain Payments

        The stockholders agreement imposes certain limitations upon transactions that we may enter into with Cerberus or Ampersand or their respective affiliates if any such transaction exceeds $1 million or $10 million and does not receive approval by a disinterested majority of our board of directors or if a fairness opinion is not provided by a nationally recognized investment banking or appraisal firm, respectively. There are various exceptions provided for transactions contemplated explicitly under the agreement itself, the payment of management fees and other excluded transactions.

Transfer Restrictions, Tag-Along and Drag-Along Rights and Right of First Offer

        Under the stockholders agreement, the shares of our common stock held by Bayer were to be subject to various transfer restrictions until 180 days after the consummation of an initial public offering of our common stock. Bayer was granted "tag-along" rights with respect to a sale by Talecris Holdings, LLC to a non-affiliated third party of any shares of our stock held by it, while Talecris Holdings, LLC was given "drag-along" rights vis-à-vis Bayer for sales by Talecris Holdings, LLC resulting in a third party and its affiliates gaining ownership of a 50% or greater equity interest in our company. Bayer also provided both us and Talecris Holdings, LLC with a right of first offer prior to sales of our common stock to unaffiliated third parties, at the price and subject to the same terms at which such sales were to be effected with third parties; this right of first offer was to terminate immediately prior to the consummation of our initial public offering.

Registration Rights

        Demand Rights.    Under the stockholders agreement, Talecris Holdings, LLC holds registration rights that allow it at any time after twelve months following the consummation of this offering (but not within 180 days after the consummation of any other public offering) to request that we register the resale under the Securities Act of 1933, of all or any portion of the shares of our common stock or series A or series B preferred stock that they own. Talecris Holdings, LLC is entitled to an unlimited number of such demand registrations. We are not required to maintain the effectiveness of any resale registration statement for more than 210 days (of which the effectiveness of the registration statement may be suspended pursuant to a stop order or the like for up to 30 days). We are also not required to effect any demand registration within 30 days prior to the filing of, or during the 180 days following the effectiveness of, a registration statement for which Talecris Holdings, LLC holds "piggyback" registration rights (as described below) and are given the opportunity to sell shares pursuant to such registration statement. We may refuse a request for demand registration if, in our reasonable judgment, it is not feasible for us to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving us, or because of the unavailability of audited financial statements or our possession of material information that it would not be in our best interests to disclose in a registration statement, provided that such refusal only results in one 180 day delay to the registration and only occurs one time per any twelve-month period.

        Piggyback Rights.    Talecris Holdings, LLC also holds "piggyback" registration rights exerciseable at any time commencing six months following this offering that allow it to include the shares of our stock (other than junior preferred stock) that it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them) or by any of our other holders of equity securities that have registration rights. These "piggyback" registration rights are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

        Indemnification; Expenses.    We have agreed to indemnify Talecris Holdings, LLC against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares, unless such liability arose from such principal's misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incidental to our performance under the stockholders' agreement, and Talecris Holdings, LLC will pay its respective portion of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under the stockholders agreement.

        Prior to divesting its equity investment in us, Bayer also held registration rights under the stockholders' agreement on the same terms as Talecris Holdings, LLC, except that it was entitled to exercise demand registration rights one time.

Transactions with Centric Health Resources

        On November 4, 2005, we paid $0.2 million to acquire 330,000 shares of Class 1 common stock of Centric Health Resources, Inc. (Centric), a Delaware corporation, with 1,000,000 issued and outstanding shares. Subsequently, our percent ownership has been reduced from 33% to 30% as a result of additional shares issued by Centric. Our investment in Centric is accounted for using the equity method of accounting based on the assessment that our 30% interest allows us to exercise significant influence but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment.

        Centric provides services in the management of our Prolastin Direct and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion and customer relationship services for us primarily related to our U.S. sales of Prolastin A1PI. Centric maintains inventory on our behalf which they utilize to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin Direct and Gamunex Direct programs. We provide Centric a fee for each unit of product provided to patients, which escalates with volume. Fees paid to Centric are predominently recorded within cost of goods sold. The following table summarizes our transactions with Centric:

	Years Ended December 31,			Three Months Ended March 31,
(in thousands)	2006	2007	2008	2009
Equity in earnings of affiliate	$684	$436	$426	$89
Dividends declared	—	$188	—	—
Fees for services	$12,967	$14,509	$17,508	$4,852

Transactions with Cerberus and Ampersand

Formation Transaction

        As indicated elsewhere in this prospectus, we are majority-owned by Cerberus Plasma-Holdings LLC and limited partnerships affiliated with Ampersand Ventures through their investment in Talecris Holdings, LLC. Talecris Holdings LLC provided $125.0 million of funding to effect the March 2005 acquisition of Bayer Plasma's net assets. In exchange for the cash funding, Talecris Holdings LLC received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million, 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90.0 million, and 100,000 shares of Series A preferred stock. In connection with our December 2006 debt recapitalization transaction, we repaid and retired all principal and interest amounts owed under the 12% Second Lien Notes and the 14% Junior Secured Convertible Notes were converted into 900,000 shares of series A preferred stock at he holders' election. We incurred and paid a prepayment penalty of $1.1 million associated with the early retirement of the 12% Second Lien Notes.

        Our April 2005 acquisition of Precision Pharma Services, Inc. was financed by an affiliate of Ampersand. In exchange, Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $2.8 million and 192,310 shares of series B preferred stock.

Transaction Fees Paid to Cerberus and Ampersand associated with our Formation Transaction

        We paid transaction fees totaling $2.2 million to Ampersand in connection with our formation transaction for reimbursement of costs incurred by them for valuation, accounting, legal, regulatory, and other fees. We paid transaction fees totaling $1.5 million to Cerberus for professional services and reimbursement of filing fees in connection with our formation transaction. Cerberus was also paid $0.8 million of fees related to the issuance of 12% Second Lien Notes.

Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We generally make payments quarterly. Upon completion of this offering, we expect to terminate the Management Agreement, as amended. Upon termination, Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures will be entitled to receive an IPO Fee equal to five times the aggregate fee paid in the four most recently completed fiscal quarters plus all reasonable out of pocket costs and expenses incurred with such offering. If the Management Agreement, as amended, had been terminated on March 31, 2009, the calculated IPO Fee would have been approximately $36.0 million. We will pay the IPO Fee from the net proceeds from this offering and recognize it as SG&A expense. Following termination, there will be no ongoing payment obligations from us to either Cerberus-Plasma Holdings LLC or the affiliate of Ampersand Ventures under the Management Agreement, as amended.

Summary

        The following table summarizes our transactions with Cerberus and Ampersand:

	Years Ended December 31,
				Three Months Ended March 31, 2009	Payable at March 31, 2009
(in thousands)	2006	2007	2008
Management fees	$5,645	$6,097	$6,871	$1,859	$1,859
Operational support	$640	$867	$4,184	$638	$634

Consulting and Advisory Services Agreement

        We have entered into a Master Consulting and Advisory Services Agreement dated as of July 18, 2008 with Cerberus Operations and Advisory Company, LLC, an affiliate of Cerberus. Pursuant to the terms of this agreement, Cerberus Operations and Advisory Company, LLC will make personnel available to us for the purpose of providing reasonably requested business advisory services. These services include (i) guidance, direction and/or hands-on operational support, (ii) assistance on specific projects, (iii) assistance with respect to identification, assessment, development and execution of strategic plans and initiatives, and (iv) such other guidance, assistance and support as are mutually agreed. The master agreement has no set term, but it, as well as any specific engagement letter entered into pursuant to the master agreement, is terminable upon ten business days written notice by either party.

        Each specific engagement between Cerberus Operations and Advisory Company and us is subject to a separate engagement letter that modifies the terms of the master agreement. Pursuant to the terms of the master agreement and engagement letter, we specify the individuals to be assigned to us under the engagement. The personnel assigned by Cerberus Operations and Advisory Company are not our

employees and act solely as independent contractors in providing services to us. No material services are currently being provided to us under the terms of this agreement. During 2008, we incurred fees totaling $4.2 million for services under this agreement.

Other Transactions

        From time to time we may enter into agreements with entities controlled by Cerberus or Ampersand or their affiliates for the provision of ordinary course business services on arms-length commercial terms. In July 2008, we entered into an agreement with GMAC Global Relocation Services LLC, an entity controlled by an affiliate of Cerberus, to provide relocation services for us. We expect to spend approximately $3.5 million on these services during the remainder of 2009. During 2008, we paid $0.8 million for these services.

Director Compensation

        Please see "Management—Non-Employee Director Compensation" for a discussion of options granted and other compensation to our non-employee directors.

Executive Compensation and Employment Agreements

        Please see "Management—Executive Compensation" for additional information on compensation of our executive officers. Information regarding employment agreements with our executive officers is set forth under "Management—Executive Compensation—Employment Agreements."

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of May 31, 2009 by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group;

  •
  each person, or group of affiliated persons, who beneficially owns more than 5% of our outstanding shares of common stock; and

  •
  each stockholder selling shares in this offering.

        Except as otherwise set forth in the footnotes below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except for holders of shares of restricted stock, who possess sole voting power but lack investment power with respect thereto (due to their inability to dispose of such shares). Please see "Certain Relationships and Related Person Transactions" for a discussion of business relationships between us and certain of our stockholders.

        In the table below, the column entitled "Number of Shares Beneficially Owned Prior to the Offering-Percentage" is based on a total of 11,060,296 shares of our common stock outstanding on May 31, 2009, assuming conversion of all of the outstanding shares of our preferred stock into 10,730,790 shares of common stock prior to the closing of this offering and including 117,278 shares of restricted common stock which are considered issued and outstanding and which have full voting rights. The column entitled "Number of Shares Beneficially Owned After the Offering-Percentage" is based on                         shares of common stock to be outstanding after this offering, including the                         shares that we are selling in this offering, but not including any shares issuable upon exercise of options and not including any shares that may be issued as a result of the underwriters' exercise of their option to purchase additional shares from us.

        The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Under those rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after May 31, 2009. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after May 31, 2009 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

        Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed below is c/o Talecris Biotherapeutics Holdings Corp., P.O. Box 110526, 4101 Research Commons, 79 T. W. Alexander Drive, Research Triangle Park, North Carolina 27709.

	Number of Shares Beneficially Owned Prior to the Offering			Number of Shares Beneficially Owned After the Offering
			Number of Shares Being Offered
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders and Selling Stockholders
Talecris Holdings, LLC(1)(2)	10,730,790	97.0
Named Executive Officers and Directors
John F. Gaither(3)	51,220	*
John M. Hanson(4)	63,941	*
Mary J. Kuhn(5)	65,509	*
John Perkins(6)	30,742	*
Lawrence D. Stern(7)	518,491	4.7
Stuart A. Auerbach(8)	—	*
Richard A. Charpie(9)	—	*
Paul N. Clark(10)	3,861	*
W. Brett Ingersoll(11)	—	*
James T. Lenehan(12)	71,406	*
Kenneth J. Martin(13)	3,861	*
Steven F. Mayer(14)	—	*
Ruedi E. Waeger(15)	30,236	*

All executive officers and directors as a group	839,267	7.6

*
Less than one percent.

(1)
Cerberus-Plasma Holdings LLC owns a 74.3% equity interest in Talecris Holdings, LLC, which owns 1,000,000 shares of our series A preferred stock and 192,310 shares of our series B preferred stock, which, in the aggregate, will be converted into 10,730,790 shares of our common stock prior to the consummation of this offering. Cerberus-Plasma Holdings LLC, as the managing member of Talecris Holdings, LLC, exercises voting and investment authority over our securities held by Talecris Holdings, LLC. The managing member of Cerberus-Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C. (Cerberus Associates, L.L.C., and together with Cerberus Partners, L.P. and Cerberus Plasma Holdings LLC, the "Cerberus Entities"). Stephen Feinberg is the managing member of Cerberus Associates, L.L.C. and, as such, exercises sole voting and investment authority over our securities held by Talecris Holdings, LLC. Mr. Feinberg disclaims beneficial ownership of the shares of our securities held by Talecris Holdings, LLC, except to the extent of his pecuniary interest therein.

(2)
Ampersand, through its affiliated entities: (i) Ampersand 1999 Limited Partnership ("Fund 1"), (ii) Ampersand 1999 Companion Fund Limited Partnership ("Fund 2"), (iii) Ampersand 2001 Limited Partnership ("Fund 3"), (iv) Ampersand 2001 Companion Fund Limited Partnership ("Fund 4") and (v) Ampersand Plasma Holdings, L.L.C. ("Fund 5") (foregoing items (i) through (v) collectively referred to as the "Funds") owns a 25.7% equity interest in Talecris Holdings, LLC, which owns 1,000,000 shares of our series A preferred stock and 192,310 shares of our series B preferred stock, which, in the aggregate, will be converted into 10,730,790 shares of our common stock prior to the consummation of this offering. AMP-99 Management Company Limited Liability Company ("AMP-99 MC LLC") is the General Partner of Fund 1 and Fund 2, AMP-01 Management Company Limited

  Liability Company ("AMP-01 MC LLC") is the General Partner of Fund 3 and Fund 4, and Fund 2 is the Managing Member of Fund 5 (AMP-99 MC LLC, AMP-01 MC LLC and the Funds collectively referred to as the "Ampersand Entities"). Dr. Charpie, a member of our board of directors, is a Principal Managing Member of both AMP-99 MC LLC and AMP-01 MC LLC. After consummation of this offering, he will participate in voting and investment decisions on behalf of the Ampersand Entities with respect to our securities that such entity may be deemed to beneficially own, which decisions will be made by a majority in interest of the managing members of AMP-99 MC LLC and AMP-01 MC LLC. Each of Dr. Charpie and the Ampersand Entities disclaims beneficial ownership of the shares of our common stock held by Talecris Holdings, LLC, except to the extent of his or its respective pecuniary interest therein.

(3)
Includes 50,250 options to purchase shares of our common stock at $88.00 per share, 386 shares of restricted stock and 584 shares of unrestricted stock.

(4)
Includes 42,176 options to purchase shares of our common stock at $11.11 per share, 11,533 options to purchase shares of our common stock at $88.00 per share, 4,240 shares of restricted stock and 5,992 shares of unrestricted stock.

(5)
Includes 52,720 options to purchase shares of our common stock at $11.11 per share, 5,299 shares of restricted stock and 7,490 shares of unrestricted stock.

(6)
Includes 24,383 options to purchase shares of our common stock at $88.00 per share, 2,120 shares of restricted stock, and 4,239 shares of unrestricted stock.

(7)
Includes 231,968 options to purchase shares of our common stock at $11.11 per share, 126,000 options to purchase shares of our common stock at $170.00 per share, 59,368 shares of restricted stock and 101,155 shares of unrestricted stock.

(8)
Includes           shares held indirectly by the Ampersand Entities, for which Mr. Aeurbach serves as              . Mr. Auerbach disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(9)
Includes           shares held indirectly by the Ampersand Entities, for which Mr. Charpie serves as              . Mr. Charpie disclaims beneficial ownership of such shares.

(10)
Includes 1,072 options to purchase shares of our common stock at $88.00 per share, 1,577 options to purchase shares of our common stock at $79.00 per share, 452 shares of restricted stock, and 760 shares of unrestricted stock.

(11)
Includes           shares held indirectly by Cerberus Capital Management, L.P., for which Mr. Ingersoll serves as              . Mr. Ingersoll disclaims beneficial ownership of such shares.

(12)
Includes 52,720 options to purchase shares of our common stock at $11.11 per share, 1,577 options to purchase shares of our common stock at $79.00 per share, 5,751 shares of restricted stock, and 11,358 shares of unrestricted stock.

(13)
Includes 1,072 options to purchase shares of our common stock at $88.00 per share, 1,577 options to purchase shares of our common stock at $79.00 per share, 452 shares of restricted stock and 760 shares of unrestricted stock.

(14)
Includes           shares held indirectly by Cerberus Capital Management, L.P. Mr. Mayer serves as managing director of an affiliate of Cerberus Capital Management, L.P. Mr. Mayer disclaims beneficial ownership of such shares. The address for Mr. Mayer is c/o Cerberus California, Inc., 11812 San Vincente Boulevard, Los Angeles, CA 90049.

(15)
Includes 21,088 options to purchase shares of our common stock at $11.11 per share, 1,577 options to purchase shares of common stock of $79.00 per share, 2,572 shares of restricted stock, and 4,999 shares of unrestricted stock.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        We were obligated under the following debt instruments at December 31, 2008 and March 31, 2009 (in thousands):

	December 31, 2008	March 31, 2009
First Lien Term Loan	$686,000	$684,250
Second Lien Term Loan	330,000	330,000
Revolver	179,941	161,061
Capital lease obligations	5,605	9,992

Total long-term debt and capital lease obligations	1,201,546	1,185,303
Less: Current maturities	(7,341)	(7,608)

Long-term debt and capital lease obligations, net of current maturities	$1,194,205	$1,177,695

Morgan Stanley First Lien Term Loan Credit Agreement

        We have a $700.0 million seven year First Lien Term Loan Credit Agreement (First Lien Term Loan) administered by Morgan Stanley Senior Funding, Inc. (Morgan Stanley), of which $684.3 million was outstanding at March 31, 2009. The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory principal prepayments equal to 50% of our excess cash flow, as defined, within 95 days after each fiscal year end. However, in the event that our leverage ratio as of the last day of the fiscal year, as defined, is below 3.50 to 1.00, our mandatory principal prepayments are reduced to 25% of the excess cash flow. If our leverage ratio, as defined, is below 2.25 to 1.00, we are not required to make mandatory principal prepayments from excess cash flow under the terms of this agreement. There were no such prepayments due for fiscal year 2008.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate (ABR) or the adjusted London Interbank Offered Rate (LIBOR), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%. At March 31, 2009, the interest rate on the First Lien Term Loan was 4.74% and the weighted average interest rate was 5.24% for the three months ended March 31, 2009.

        The First Lien Term Loan is secured by a Pledge and Security Agreement under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventories, stock and other assets are pledged as security, each as defined within the agreement.

        The First Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio which decreases over the term and a minimum interest coverage ratio which increases over the term. For the three months ended March 31, 2009, our leverage and interest coverage ratio requirements were 4.86 to 1.00 and 1.97 to 1.00, respectively, and our actual leverage and interest coverage ratios were 3.75 to 1.00 and 3.35 to 1.00, respectively. The Credit Agreement defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness. The definition of adjusted EBITDA is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" and in our consolidated financial statement footnotes included elsewhere in this prospectus. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        In connection with the closing of this offering, we expect to enter into an amendment to the First Lien Term Loan so that borrowings will accrue interest at the ABR plus            % or LIBOR plus            %.

 Morgan Stanley Second Lien Term Loan Credit Agreement

        We have a $330.0 million eight year Second Lien Term Loan Credit Agreement (Second Lien Term Loan) administered by Morgan Stanley, which was fully drawn at March 31, 2009. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2014. We are required to make additional mandatory principal prepayments equal to 50% of our excess cash flow, as defined, within 95 days after each fiscal year end. However, in the event that our leverage ratio, as defined, is below 3.50 to 1.00, our mandatory principal prepayments are reduced to 25% of excess cash flow. If our leverage ratio, as defined, is below 2.25 to 1.00, we are not required to make mandatory principal prepayments from excess cash flow under the terms of this agreement. The additional mandatory principal prepayment provisions associated with the Second Lien Term Loan are only applicable after termination of the First Lien Term Loan. There were no such principal prepayments due for fiscal year 2008.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%. At March 31, 2009, the interest rate on the Second Lien Term Loan was 7.74% and the weighted average interest rate was 8.28% for the three months ended March 31, 2009.

        The Second Lien Term Loan is secured by a Pledge and Security Agreement under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventories, stock and other assets are pledged as security, each as defined within the agreement.

        The Second Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio which decreases over the term and a minimum interest coverage ratio which increases over the term. For the three months ended March 31, 2009, our leverage and interest coverage ratio requirements were 6.06 to 1.00 and 1.58 to 1.00, respectively, and our actual leverage and interest coverage ratios were 3.75 to 1.00 and 3.35 to 1.00, respectively. The Credit Agreement defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness. The definition of adjusted EBITDA is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" and in our consolidated financial statement footnotes included elsewhere in this prospectus. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        We expect to repay all amounts borrowed under the Second Lien Term Loan with the proceeds of this offering.

Wachovia Bank Revolving Credit Agreement

        We have a $325.0 million five year asset-based revolving credit agreement administered by Wachovia Bank N.A. (Wachovia). Pursuant to the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our lockbox, directly to the administrative agent for the benefit of the lending syndicate, to pay down the outstanding balance under this facility. At March 31, 2009, $161.1 million was drawn for revolving loans, $1.8 million was being utilized for letters of credit, and $162.1 million was unused and available.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%. At March 31, 2009, the interest rate on our ABR borrowings of $6.1 million was 3.75% and the interest rate on our LIBOR borrowings of $155.0 million ranged from 2.27% to 2.31%. The weighted average interest rate of our revolving credit facility was 2.48% for the three months ended March 31, 2009.

        The revolving credit agreement is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement. The revolving credit agreement defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness. The definition of adjusted EBITDA is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" and in our consolidated financial statement footnotes included elsewhere in this prospectus. Indebtedness includes outstanding term and revolver debt and capital lease obligations.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a minimum collateral availability of $32.5 million.

Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. The counterparty to our interest rate swap and cap agreements is Morgan Stanley Capital Services, Inc.

        We had four variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $440.0 million outstanding at March 31, 2009. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.19% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013.

        We had two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding at March 31, 2009. The interest rate caps at 6.00%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        We intend to unwind these swaps and caps following the completion of this offering. If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At March 31, 2009, the breakage cost of unwinding the entire program would be $37.6 million. The breakage cost of unwinding our swaps and caps is impacted by changes in applicable rates, such that our breakage cost increases in a falling interest rate environment and decreases in a rising interest rate environment. As a result of changes in the three-month LIBOR curve subsequent to March 31, 2009, the breakage cost associated with unwinding the entire program decreased to $34.1 million at May 31, 2009.

Covenant Compliance

        We believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities. Based on our current financial projections, including the impact of this offering, we anticipate that we will need to amend our current credit facilities or modify our capital spending plans in order to maintain compliance with our capital expenditure covenants as discussed below.

        We expect our capital expenditures over the next five years to be substantially higher than they have been in the past to support our future volume growth, new product introductions and strategic initiatives, and to ensure ongoing compliance with cGMP and regulatory requirements. The planned level of capital spending will significantly exceed our current capital expenditure covenants under our credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cash Requirements and Availability" for more detail.

Future Maturities

        A summary of the future maturities of our long-term debt at December 31, 2008 is included in the following table. The amounts presented exclude any potential mandatory prepayment amounts under our First and Second Lien Term Loans as the amounts and the timing thereof can not be reasonably estimated. Our future maturities were not materially different at March 31, 2009.

Year	Maturity Amount (in thousands)
2009	$7,000
2010	7,000
2011	186,941
2012	7,000
2013	658,000
Thereafter	330,000

Total	$1,195,941

 DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share, and 40,000,010 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

        As of March 31, 2009 we had issued and outstanding:

  •
  329,506 shares of common stock;

  •
  1,000,000 shares of series A preferred stock that are convertible into 9,000,000 shares of common stock; and

  •
  192,310 shares of series B preferred stock that are convertible into 1,730,790 shares of common stock.

        As of March 31, 2009 we also had outstanding options to purchase 1,786,726 shares of common stock at a weighted average exercise price of $55.79 per share.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. There were 97 registered holders of our common stock as of March 31, 2009.

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

  Series A and Series B Preferred Stock

        We currently have outstanding 1,000,000 shares of series A preferred stock which are entitled to ten votes for each share of common stock into which they are convertible. The series A preferred stock earns cumulative dividends at a rate of 10% per annum, compounded quarterly based on a liquidation preference of $100.00 per share. In addition, we have 192,310 shares of series B preferred stock which are entitled to ten votes for each share of common stock into which they are convertible. The series B preferred stock earns cumulative dividends at a rate of 10% per annum, compounded quarterly based on a liquidation preference of $100.00 per share. All of the outstanding shares of series A and series B preferred stock will be converted into shares of our common stock in conjunction with the consummation of this offering. We intend to use a portion of the proceeds of this offering to pay earned and unpaid dividends on the series A preferred stock and the series B preferred stock, which amounted to $28.0 million and $9.3 million, respectively, as of March 31, 2009.

Options

        As of March 31, 2009, options to purchase 1,786,726 shares of common stock at a weighted average exercise price of $55.79 per share were outstanding.

Anti-Takeover Effects of Delaware Law and our Corporate Charter Documents

        Delaware Law.    We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

        Staggered Board.    Our certificate of incorporation and our bylaws allow for not less than three and not more than fifteen directors. In addition, our certificate of incorporation and our bylaws provide that upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC of its rights under our certificate of incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of our outstanding shares of capital stock, unless approved by our board of directors. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC of its rights under our certificate of incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, may be filled only by vote of a majority of our directors then in office (prior to such date any vacancy on the board of directors may be filled by Talecris Holdings LLC, its Affiliates, or any person who is an express designee or assignee of its rights under our certificate of incorporation). Furthermore, our certificate of incorporation provides that upon such date that Talecris Holdings, LLC, its Affiliates, or any person who is an express assignee or designee of Talecris Holdings, LLC of its rights under our Certificate of Incorporation (and such assignee's or designee's Affiliates) ceases to own 50% of the outstanding shares of our common stock, the authorized number of directors may be changed only by the affirmative vote of two-thirds of our outstanding shares of capital stock or by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

        Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our certificate of incorporation and our bylaws provide that upon such date that Talecris Holdings, LLC, its Affiliates, or any assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting (prior to such time our certificate of incorporation and bylaws will allow for action to be taken by written consent). Our certificate of incorporation and our bylaws also provide that, upon such date that Talecris Holdings, LLC, its Affiliates, or any assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of our board of directors, or at the written request of a majority of our board of directors. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

        Fair Price Provision.    Our certificate of incorporation contains what is known as a "fair price" provision. Such a measure provides that, unless a supermajority of our stockholders approve a merger or stock acquisition transaction, the acquiror in such a transaction is required to pay a certain set price for all shares that are acquired in the second stage of a two-stage transaction. Such second stage price is tied to the price in which shares are acquired by the acquiror in the first stage of the transaction. The fair price provision prevents discriminatory pricing in the second stage of a hostile takeover bid that could otherwise be used to pressure our stockholders to tender their shares in the first stage of such bid. The fair price provision could likely force a potential acquiror to negotiate with our board of directors and to offer more favorable terms to our stockholders in exchange for the removal of this provision from our certificate of incorporation. Because a fair price provision is likely to make an acquisition more expensive for a third party acquiror, it is likely to discourage third parties from attempting to acquire control of our company.

        Voting.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or our stockholders at any respective regular or special meeting, provided notice of such action must be included in the notice of a special meeting; except for any amendment or repeal of a bylaw provision requiring a supermajority vote of the stockholders to take action under such provision, after such date that Talecris Holdings, LLC, its Affiliates, or any assignee or designee of Talecris Holdings, LLC, and such assignees or designee's Affiliates cease to own, in the aggregate, 30% of the outstanding shares of our common stock, which amendment or repeal also requires a super majority vote of the stockholders.

Registration Rights

        Upon the closing of this offering, Talecris Holdings, LLC, the holder of                        shares of our common stock, will have the right to require us to register these shares under the Securities Act under specified circumstances.

        Demand and Form S-3 Registration Rights.    Beginning twelve months after the closing of this offering, Talecris Holdings LLC, subject to specified limitations, may require that we register all or part of its shares of our common stock for sale under the Securities Act on an unlimited number of occasions. In addition, Talecris Holdings, LLC may from time to time make demand for registrations on Form S-3, a short form registration statement, when we are eligible to use this form.

        Incidental Registration Rights.    If we register any of our common stock, either for our own account or for the account of other securityholders, Talecris Holdings, LLC is entitled to notice of the registration and to include its shares of common stock in the registration.

        Limitations and Expenses.    Other than in a demand registration, with specified exceptions, Talecris Holdings, LLC's right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and any registrations on Form S-3 will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

        The above-described registration rights were granted to Talecris Holdings, LLC in connection with our formation transaction and carve-out from Bayer. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. For further information concerning the registration rights granted to these individual stockholders, please see "Certain Relationships and Related Person Transactions—Stockholders Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Nasdaq Global Market

        We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol "TLCR."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon the closing of this offering, we will have outstanding                        shares of common stock, after giving effect to the issuance of                        shares of common stock in this offering and the conversion of outstanding shares of our preferred stock into an aggregate of 10,730,790 shares of our common stock and assuming no exercise of the underwriters' option to purchase additional shares and no exercise of 1,786,726 options outstanding as of March 31, 2009.

        Of the shares to be outstanding immediately after the closing of this offering, the                        shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of common stock are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

        After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

        Rule 144.    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell those shares under Rule 144. For sellers who are our affiliates, sales within any three-month period a number of shares may not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering, and

  •
  the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below and this six-month holding period            shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions.

        A person may sell shares of common stock acquired from us without regard to manner of sale, the availability of public information about us or volume limitations, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates.

        Upon the expiration of the 180-day lock-up period described below, and this six-month holding period approximately                        shares of common stock will be eligible for sale by non-affiliates under Rule 144.

        We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

        Rule 701.    In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                        shares of our common stock will be eligible for sale in accordance with Rule 701.

        Lock-up Agreements.    We, all of our directors and executive officers and holders of substantially all of our currently outstanding capital stock have agreed that, subject to certain exceptions, without the prior written consent of                        , we and they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for or exercisable for our common stock, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable for our common stock. Further, we and each such person have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or warrants or other rights to purchase the common stock. Please see "Underwriters" for additional information regarding these lock-up arrangements.

        Registration Rights.    Upon the closing of this offering, the holders of an aggregate of                        shares of our common stock, including shares of common stock issuable upon conversion of our Series A and B convertible preferred stock, will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

        Stock Options.    As of March 31, 2009, we had outstanding options to purchase 1,786,726 shares of common stock, of which options to purchase 1,297,084 shares were vested. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our                        stock option plan, our                        equity plan and our                        employee stock purchase plan. Please see "Management—Executive Compensation—Stock Option and Other Compensation Plans" for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

 UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             and            additional shares, respectively, of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if they sell more shares than the total number of shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option to purchase additional shares is exercised in full, the total price to the public of all the shares of common stock sold would be $                              , the total underwriters' discounts and commissions paid by us and the selling stockholders would be $                              and $                  , respectively and the total proceeds to us and the selling stockholders would be $                  and $                  , respectively.

        The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

        In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $                  million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock.

        The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer in excess of 5% of the total number of shares offered by them.

        We, all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of                        on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of                        on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        These restrictions do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the grant of options or the issuance of shares of common stock by us pursuant to our equity plans described in this prospectus, provided that the recipient of the options or shares agrees to be subject to the restrictions described above;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the closing of the offering of the shares;

  •
  transfers by any person other than us of shares of common stock or other securities as a bona fide gift; or

  •
  distributions other than by us of shares of common stock or other securities to limited partners or stockholders;

provided that in the case of each of the last three transactions, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol "TLCR".

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

        At our request, the underwriters will reserve for sale, at the initial public offering price, up to            shares offered by this prospectus to directors, officers, employees and other individuals associated with us through a directed share program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The lock-up period will be extended if, during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs; or, prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We and the selling stockholders

have agreed to indemnify            against certain liabilities in connection with the directed share program, including liability for the failure of any participant to pay for its shares.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company and the selling stockholders and their respective affiliates, for which they received or will receive customary fees and expenses.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of shares of our common stock may not be made to the public in that Member State, except that, with effect from and including such date, an offer of shares of our common stock may be made to the public in that Member State:

  •
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  •
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of any such offer; or

  •
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

        The shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is:

  •
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 VALIDITY OF COMMON STOCK

        The validity of the common stock we are offering will be passed upon by Reed Smith LLP, New York, New York for the company and Sullivan & Cromwell LLP, New York, New York for the underwriters. Sullivan & Cromwell LLP has performed legal services for us in the past.

EXPERTS

        The financial statements of Talecris Biotherapeutics Holdings Corp. as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007, and 2006 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission's public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission's Internet website. Upon closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

        This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Index to Consolidated Financial Statements
Talecris Biotherapeutics Holdings Corp.

 Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets
(in thousands, except share amounts)
(Unaudited)

	December 31, 2008	March 31, 2009	Pro forma March 31, 2009 (Note 2)
Assets
Current assets:
Cash and cash equivalents	$16,979	$12,599
Accounts receivable, net of allowances of $2,020 and $2,108, respectively	148,417	142,913
Inventories	581,720	589,936
Deferred income taxes	76,587	78,998
Prepaid expenses and other	43,552	31,821

Total current assets	867,255	856,267
Property, plant, and equipment, net	213,251	217,743
Investment in affiliate	1,719	1,808
Intangible assets, net	7,204	7,998
Goodwill	135,800	146,190
Deferred income taxes	33,353	31,478
Other	48,817	38,322

Total assets	$1,307,399	$1,299,806

Liabilities, Obligations Under Common Stock Put/Call Option, Redeemable Preferred Stock, and Stockholders' Deficit
Current liabilities:
Accounts payable	$54,903	$45,001
Accrued expenses and other liabilities	167,377	156,361
Current portion of long-term debt and capital lease obligations	7,341	7,608

Total current liabilities	229,621	208,970
Long-term debt and capital lease obligations	1,194,205	1,177,695
Other	60,344	46,618

Total liabilities	1,484,170	1,433,283
Commitments and contingencies
Obligations under common stock put/call option	29,419	28,794	$—
Redeemable series A and B preferred stock; $0.01 par value, 10,000,010 shares authorized; 1,192,310 shares issued and outstanding	110,535	110,535	—
Stockholders' deficit:
Common stock, $0.01 par value; 100,000,000 shares authorized; 357,036 and 329,506 shares issued and outstanding, respectively, and 11,060,296 shares on a pro forma basis	—	—	111
Additional paid-in capital	47,017	55,955	195,173
Accumulated deficit	(340,335)	(306,900)	(306,900)
Accumulated other comprehensive loss, net of tax	(23,407)	(21,861)	(21,861)

Total stockholders' deficit	(316,725)	(272,806)	$(133,477)

Total liabilities, obligations under common stock put/call option, redeemable preferred stock, and stockholders' deficit	$1,307,399	$1,299,806

The accompanying notes are an integral part of these unaudited consolidated financial statements.

 Talecris Biotherapeutics Holdings Corp.
Consolidated Income Statements
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2009	2008
Net revenue:
Product net revenue	$364,863	$296,669
Other	6,932	8,534

Total net revenue	371,795	305,203
Cost of goods sold	209,201	206,720

Gross profit	162,594	98,483
Operating expenses:
Selling, general, and administrative	72,422	44,504
Research and development	16,541	13,103

Total operating expenses	88,963	57,607

Income from operations	73,631	40,876
Other non-operating (expense) income:
Interest expense, net	(21,345)	(24,763)
Equity in earnings of affiliate	89	87
Other	—	90

Total other non-operating expense, net	(21,256)	(24,586)

Income before income taxes	52,375	16,290
Provision for income taxes	(18,940)	(6,725)

Net income	33,435	9,565
Less dividends to preferred stockholders and other non-common stockholders' charges	(3,818)	(3,758)

Net income available to common stockholders	$29,617	$5,807

Net income per common share:
Basic	$200.69	$26.80

Diluted	$2.87	$0.83

Pro forma income per common share:
Basic	$3.07

Diluted	$2.87

The accompanying notes are an integral part of these unaudited consolidated financial statements.

 Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2009	2008
Cash flows from operating activities:
Net income	$33,435	$9,565
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,744	3,767
Amortization of deferred loan fees	941	941
Change in allowance for doubtful receivables and advances	449	154
Recognition of previously deferred revenue	(56)	(1,931)
Share-based compensation expense	11,062	7,897
Amortization of deferred compensation	1,656	1,583
Equity in earnings of affiliate	(89)	(87)
Decrease in deferred tax assets	901	5,123
Asset impairment	79	57
Excess tax benefits from share-based payment arrangements	(1,437)	—
Loss on disposal of property, plant, and equipment	266	—
Changes in assets and liabilities, excluding the effects of business acquisitions:
Accounts receivable	5,053	4,604
Inventories	(6,452)	(36,037)
Prepaid expenses and other assets	11,594	(4,988)
Accounts payable	(9,902)	30,710
Accrued expenses and other liabilities	(17,924)	6,823
Interest payable	(1,528)	(1,603)

Net cash provided by operating activities	34,792	26,578
Cash flows from investing activities:
Purchases of property, plant, and equipment	(8,131)	(14,721)
Financing arrangements with third party suppliers, net of repayments	(4)	(1,588)
Business acquisitions, net of cash acquired	(7,512)	—
Net proceeds from disposals of property, plant, and equipment	7	—

Net cash used in investing activities	(15,640)	(16,309)
Cash flows from financing activities:
Borrowings under revolving loan	357,837	329,789
Repayments of borrowings under revolving loan	(376,717)	(340,892)
Repayments of borrowings under term loans	(1,750)	(1,750)
Repurchases of common stock	(3,902)	(20,768)
Repayments of capital lease obligations	(113)	(10)
Excess tax benefits from share-based payment arrangements	1,437	—

Net cash used in financing activities	(23,208)	(33,631)
Effect of exchange rate changes on cash and cash equivalents	(324)	58

Net decrease in cash and cash equivalents	(4,380)	(23,304)
Cash and cash equivalents at beginning of period	16,979	73,467

Cash and cash equivalents at end of period	$12,599	$50,163

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements

1.    Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from life-threatening diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into vials for distribution.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as chronic inflammatory demyelinating polyneuropathy (CIDP), and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products, Gamunex brand IGIV and Prolastin brand A1PI, respectively. Sales of Gamunex and Prolastin together comprised 75.3% and 71.5% of our net revenue for the three months ended March 31, 2009 and 2008, respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III antithrombin III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

2.    Summary of Significant Accounting Policies

        Throughout the unaudited consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

        All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

  Interim Financial Statements

        We have prepared the accompanying unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. In our opinion, the accompanying unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly our financial condition, results of operations, and cash flows for the periods presented. The Consolidated Balance Sheet that we have presented as of December 31, 2008 has been derived from the audited consolidated financial statements on that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

  Significant Accounting Policies

        A detailed description of our significant accounting policies is presented in our annual audited consolidated financial statements and footnotes included elsewhere in this prospectus. Our significant accounting policies, estimates, and assumptions have not changed materially since that date.

  Pro Forma Statement of Stockholders' Deficit

        Upon the consummation of the initial public offering contemplated herein, all of the outstanding shares of redeemable convertible preferred stock are convertible into common stock at the option of the holder. The March 31, 2009 unaudited pro forma balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 10,730,790 shares of common stock and the reclassification of redeemable convertible preferred stock into permanent equity in stockholders' deficit and the automatic cancellation of the embedded put feature on issued and outstanding common stock. The derivation of the shares outstanding in the pro forma balance sheet excludes 1,786,726 shares of common stock issuable upon exercise of stock options outstanding at March 31, 2009 and an aggregate of 283,768 shares of common stock reserved for future issuance under our 2005 Stock Option and Incentive Plan, as amended, and our 2006 Restricted Stock Plan at March 31, 2009.

  Recent Accounting Pronouncements Applicable to our Company

        In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 165, "Subsequent Events." SFAS No. 165 is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. We do not expect the adoption of SFAS No. 165 will have a material effect on our financial statement disclosures.

        In April 2009, the FASB issued FASB Staff Position (FSP) No. 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments." This FSP amends SFAS No. 107 to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28 to require disclosures in summarized financial information at interim reporting periods. FSP No. 107-1 and APB 28-1 are effective for interim reporting periods ending after June 15, 2009. We do not expect the adoption of FSP 107-1 and APB 28-1 will have a material effect on our consolidated financial statements.

        In April 2009, the FASB issued FSP No. 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies." FSP No. 141(R)-1 addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP No. 141(R)-1 did not have a material impact on our consolidated

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

financial statements, although the future impact of this standard will be largely dependent on the size and nature of business combinations completed after the effective date.

3.    Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission challenged the merger and the merger parties agreed to terminate the definitive merger agreement on June 8, 2009. CSL paid us a cash break-up fee of $75.0 million, which will be included in non-operating income in our 2009 second quarter financial results.

        In consideration of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million, of which approximately $14.0 million has been specifically allocated to certain employees as of March 31, 2009. We classify the cost of this retention program consistent with each recipient's salary. We recorded retention bonus expense, including fringe benefit, of $3.7 million during the three months ended March 31, 2009. At March 31, 2009, the remaining unrecognized expense related to the retention program totaled $5.4 million, which we will recognize through December 2009. During the second quarter of 2009, we made the first two payments under this retention program totaling $6.8 million and the remaining balance will be paid in December 2009.

4.    Business Acquisition

        Pursuant to the terms of our June 9, 2007 Plasma Supply Agreement, as amended, with International BioResources, L.L.C. and affiliated entities (IBR), we acquired three licensed plasma collection centers from IBR during the first quarter of 2009 to further support our plasma supply vertical integration efforts. The plasma collection centers' results of operations have been included in our consolidated financial statements from their respective date of acquisition. Additional information regarding our potential future commitments with IBR is included in Note 10, "Commitments and Contingencies."

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

4.    Business Acquisition (Continued)

        The following table summarizes the purchase accounting for the plasma collection centers acquired during the first quarter of 2009:

Notes receivable and other advances	$10,020
Performance incentive payments	607
Allocable portion of accelerated contingent consideration	2,580
Payments at closing	2,487

Total purchase price	$15,694

Cash and cash equivalents	$11
Inventory	2,144
Other current assets	36
Property, plant, and equipment	2,306
Intangible assets	840
Goodwill	10,390

Total assets acquired	15,727
Current liabilities assumed	(33)

Total purchase price	$15,694

        In the table above, the purchase price consists of various loans and advances made to IBR under the terms of the June 9, 2007 agreement. The purchase price also includes performance incentive payments made to IBR for achieving milestones related to the timing of plasma collection center openings and licensure. Further, the purchase price includes the allocable portion of contingent consideration due to IBR under our November 18, 2006 Asset Purchase Agreement, which was accelerated in June 2007, in connection with the June 9, 2007 Purchase and Sale of Assets Agreement.

5.    Inventories and Cost of Goods Sold

        Inventories consisted of the following:

	December 31, 2008	March 31, 2009
Raw material	$155,055	$138,375
Work-in-process	306,950	305,136
Finished goods	119,715	146,425

Total inventories	$581,720	$589,936

        Our raw material inventories include unlicensed plasma and related testing costs of $4.4 million and $8.2 million at March 31, 2009 and December 31, 2008, respectively, which we believe are realizable.

  Unabsorbed Talecris Plasma Resources, Inc. (TPR) Infrastructure and Start-Up Costs

        Our cost of goods sold reflects $14.4 million and $24.8 million for the three months ended March 31, 2009 and 2008, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

5.    Inventories and Cost of Goods Sold (Continued)

the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

  Plasma Center cGMP Issue

        During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our standard operating procedures and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted materials were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted to final products and sold to third parties. During the year ended December 31, 2008, we recorded recoveries of $17.5 million, all of which were recognized subsequent to March 31, 2008, and during the three months ended March 31, 2009 we recorded recoveries of $0.5 million. We do not expect to recognize significant further recoveries of the impacted materials.

6.    Long-Term Debt and Capital Lease Obligations

  Long-Term Debt and Capital Lease Obligations

        We were obligated under the following debt instruments:

	December 31, 2008	March 31, 2009
First Lien Term Loan	$686,000	$684,250
Second Lien Term Loan	330,000	330,000
Revolver	179,941	161,061
Capital lease obligations	5,605	9,992

Total debt and capital lease obligations	1,201,546	1,185,303
Less: Current maturities	(7,341)	(7,608)

Long-term debt and capital lease obligations, net of current maturities	$1,194,205	$1,177,695

        Our First Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants, which require us to maintain a maximum leverage ratio, which decreases over the term and a minimum interest coverage ratio, which increases over the term. For the three months ended March 31, 2009, our leverage and interest ratio requirements were 4.86 to 1.00 and 1.97 to 1.00, respectively. We were in compliance with these requirements at March 31, 2009.

        Our Second Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio, which decreases over the term and a minimum interest coverage ratio, which increases over the term. For the three months ended March 31, 2009, our leverage and interest ratio requirements were 6.06 to 1.00 and 1.58 to 1.00, respectively. We were in compliance with these requirements at March 31, 2009.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

6.    Long-Term Debt and Capital Lease Obligations (Continued)

        Our revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a minimum collateral availability of $32.5 million.

  Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. The counterparty to our interest rate swap and cap agreements is Morgan Stanley Capital Services, Inc.

        We had four variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $440.0 million outstanding at March 31, 2009. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on LIBOR and receive interest payments based on fixed interest rates ranging from 5.16% to 5.19% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013.

        We had two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding at March 31, 2009. The interest rate caps at 6.00% effectively place an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At March 31, 2009, the breakage cost of unwinding the entire program would be $37.6 million. The breakage cost associated with unwinding our swaps and caps is impacted by changes in applicable interest rates, such that our breakage cost increases in a falling interest rate environment and decreases in a rising interest rate environment. As required by SFAS No. 157, "Fair Value Measurements," we analyze our derivative financial instruments from a market participant's perspective to determine a hypothetical exit price to the counterparty of our derivative financial instruments. At March 31, 2009, the recorded amount of our derivative financial instruments was $34.4 million, of which $31.9 million was recorded within "other" long term liabilities and $2.5 million was recorded within "accrued expenses and other liabilities" on our consolidated balance sheet.

        As a result of changes in the three-month LIBOR curve subsequent to March 31, 2009, the breakage cost associated with unwinding the entire program decreased to $34.1 million at May 31, 2009.

  Fair Value Hierarchy

        SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

6.    Long-Term Debt and Capital Lease Obligations (Continued)

significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

        Level 1—Quoted prices in active markets for identical assets or liabilities. As of March 31, 2009, we had no financial assets or liabilities for which fair value was determined using Level 1 inputs.

        Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. As of March 31, 2009, our Level 2 liabilities consisted of our interest rate swaps and caps.

        Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. As of March 31, 2009, we had no financial assets or liabilities for which fair value was determined using Level 3 inputs.

7.    Comprehensive Income (Loss)

        SFAS No. 130, "Reporting Comprehensive Income," established standards for the reporting and presentation of comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes net income as currently reported under U.S. GAAP and other comprehensive income (loss). Other comprehensive income (loss) considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders' deficit.

        The following table illustrates the components of our comprehensive income (loss):

	Three Months Ended March 31,
	2009	2008
Net income	$33,435	$9,565
Foreign currency translation adjustments	(366)	88
Net unrealized gain (loss) on derivative financial instruments, net of tax	1,912	(12,175)

Total comprehensive income (loss)	$34,981	$(2,522)

8.    Income Taxes

        Our income tax expense was $18.9 million and $6.7 million for the three months ended March 31, 2009 and 2008, respectively, resulting in effective income tax rates of 36.2% and 41.3%, respectively. For the three months ended March 31, 2009 and 2008, our effective income tax rate is higher than the U.S. statutory Federal income tax rate primarily due to state tax expense, net of Federal benefit.

        We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $8.2 million as of March 31, 2009 as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practical to

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

8.    Income Taxes (Continued)

estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

        The Internal Revenue Service (IRS) recently completed the fieldwork related to the audit of our 2005, 2006, and 2007 consolidated Federal income tax returns. The audit will likely be finalized following review by the Joint Committee on Taxation. We do not believe that the outcome of this examination will have a material adverse impact on our consolidated financial condition or results of operations.

9.    Related Party Transactions

        We consider Cerberus and Ampersand to be related parties during the periods presented due to their preferred equity ownership in us. We are a majority owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. We also have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us outside of the scope of the Management Agreement, as amended. Additional information regarding the Management Agreement is included in Note 10, "Commitments and Contingencies."

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

9.    Related Party Transactions

        We have an equity investment in Centric Health Resources, Inc. (Centric); therefore, we consider Centric to be a related party during the periods presented. Centric provides services in the management of our Prolastin Direct and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. We provide Centric with a fee for each unit of product provided to patients which escalates with volume.

        The following table summarizes our related party transactions for three months ended March 31, 2009 and 2008 and our related party accounts payable balances at March 31, 2009 and December 31, 2008:

Related Party	Activity/ Transaction	Expenses
Three months ended March 31, 2009
Centric	Product distribution and other services	$4,852
Cerberus/Ampersand	Management fees	$1,859
Cerberus	Operational support	$638
Three months ended March 31, 2008
Centric	Product distribution and other services	$4,007
Cerberus/Ampersand	Management fees	$1,526
Cerberus	Operational support	$796

		Payable
Related Party	Activity/ Transaction	December 31, 2008	March 31, 2009
Centric	Product distribution and other services	$3,690	$3,440
Cerberus/Ampersand	Management fees	$2,007	$1,859
Cerberus	Operational support	$708	$634

10.    Commitments and Contingencies

        We have included additional information regarding our commitments and contingencies in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus. Our commitments and contingencies have not changed materially since December 31, 2008, except as indicated below.

  National Genetics Institute/Baxter Healthcare Corporation Litigation

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings,

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

10.    Commitments and Contingencies (Continued)

and the plaintiffs agreed not to oppose our motion to stay, which was subsequently confirmed by the court. We believe the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint and pursue our counterclaims.

  Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

        In September 2008, we notified Plasma Centers of America, LLC (PCA) that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. In November 2008, TPR filed suit in federal court in Raleigh against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. A mediation held on January 8, 2009 with the objective of a global resolution of all claims among and between the various parties ended in an impasse. We were served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. Defendants in the federal case are seeking a stay, which TPR opposes, believing that the more efficient course would be for PCA to dismiss the state action for PCA and the Partnership to proceed in a single consolidated federal court action. The parties are in the early stages of pre-trial discovery.

  Financing Arrangements with Third Party Plasma Suppliers

        Under our June 9, 2007 Plasma Supply Agreement, as amended, with IBR, we have committed to finance the development of certain plasma collection centers, which will be used to source plasma for us, for which we have the option to purchase under certain conditions. We have no further financing commitments for these centers; however, assuming we elect to purchase each of the remaining centers under this agreement, we currently expect to pay approximately $20.6 million during the remainder of 2009 to execute the purchase options.

  Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We generally make payments quarterly under the terms of this agreement.

        As a result of the completion of this offering and the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures an IPO Fee related to the termination of which will be calculated and expensed as the sum of (i) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (ii) all reasonable out-of-pocket costs and expenses incurred in connection with an initial public offering. If the Management Agreement, as amended, was terminated on March 31, 2009, the calculated termination fee would be approximately $36.0 million, which would be recorded as SG&A expense.

11.    Share-Based Compensation and Other Equity Transactions

  Share-Based Compensation

        We have granted options, unrestricted share awards, and restricted share awards of our common stock to certain officers, employees, and members of our board of directors pursuant to the Talecris

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

11.    Share-Based Compensation and Other Equity Transactions (Continued)

Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan, as amended (Stock Option Plan), and the 2006 Restricted Stock Plan.

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. We record corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in capital.

        The following is a summary of equity awards granted on the dates presented:

Grant Date	Equity Award	Number of Options or Shares Granted	Exercise Price	Fair Value per Common Share
March 27, 2009	Restricted stock	1,808	$—	$133.00
March 27, 2009	Stock options	3,924	$133.00	$133.00

        We determined the fair value per common share contemporaneously with each equity award.

        Share-based compensation cost and expense for the three months ended March 31, 2009 were as follows:

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$4,500	$2,118	$2,355	$8,973
R&D	318	215	134	667
Cost of goods sold	683	459	280	1,422

Total expense	5,501	2,792	2,769	11,062
Inventory	558	375	205	1,138

Total cost	$6,059	$3,167	$2,974	$12,200

        Share-based compensation cost and expense for the three months ended March 31, 2008 were as follows:

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$2,504	$2,247	$2,323	$7,074
R&D	37	222	134	393
Cost of goods sold	44	264	122	430

Total expense	2,585	2,733	2,579	7,897
Inventory	64	389	205	658

Total cost	$2,649	$3,122	$2,784	$8,555

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

11.    Share-Based Compensation and Other Equity Transactions (Continued)

        The following is a summary of stock option activity for the three months ended March 31, 2009 under the Stock Option Plan:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	1,784,802	$55.65
Granted	3,924	$133.00
Forfeited	(2,000)	$88.00

Outstanding at March 31, 2009	1,786,726	$55.79	7.3	$137,953

Vested and expected to vest	1,786,726	$55.50	7.3	$138,471
Exercisable at March 31, 2009	1,297,084	$44.95	6.6	$114,208

        The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the fair value of our common stock price on March 31, 2009 and the weighted average exercise price, multiplied by the number of options) that the option holders would have received if all option holders exercised their options on March 31, 2009. We do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock.

        At March 31, 2009, the remaining estimated unrecognized compensation cost related to unvested stock options was approximately $29.9 million, which we expect to recognize over a weighted average period of approximately 1.35 years. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our board of directors or its compensation committee.

        During March 2009, we granted 3,924 stock options with an exercise price of $133.00 per common share to members of our board of directors under our Stock Option Plan. The fair value of each option was determined to be $61.17, which we calculated using a Black-Scholes fair value model and the following assumptions: Risk free interest rate—1.79%, expected term—5.25 years, expected volatility—50%, and dividend yield—0%. We generally apply a 3% forfeiture rate to the options granted over the term of the award, representing our estimate of those awards not expected to vest due to attrition.

        On April 1, 2009, 429,026 stock options with a weighted average exercise price of $71.42 vested.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

11.    Share-Based Compensation and Other Equity Transactions (Continued)

        The following is a summary of share activity for the three months ended March 31, 2009 under the 2006 Restricted Stock Plan:

	Shares	Weighted Average Grant Date Fair Value
Unvested shares outstanding at December 31, 2008	211,938	$115.23
Granted	1,808	$133.00
Vested	(93,428)	$108.25

Unvested shares outstanding at March 31, 2009	120,318	$120.92

        At March 31, 2009, the remaining estimated unrecognized compensation cost related to our restricted stock was approximately $14.9 million, which we expect to recognize over a weighted average period of approximately 1.38 years. At March 31, 2009, the total fair value of 209,188 shares of vested common shares outstanding was $27.8 million.

        During the three months ended March 31, 2009, we repurchased 29,338 shares of our common stock from employees for $3.9 million to settle their withholding tax obligations upon vesting of restricted stock. During the three months ended March 31, 2008, we repurchased 8,301 shares of our common stock from employees for $0.7 million to settle their withholding tax obligations.

        In the event of a participant's termination of continuous service due to death or disability, the participant (or designated beneficiary or estate) has the right for 90 days to sell, or "put," shares of our common stock back to us at their fair market value. Both our redemption rights and the participants' put rights terminate immediately prior to an initial public offering of our equity securities. In addition, we may repurchase, or "call," our common shares upon a participant's termination of continuous services, as defined. We have recorded the fair value of vested common shares with an embedded put/call feature outside of permanent equity of $28.8 million and $29.4 million at March 31, 2009 and December 31, 2008, respectively, on our Consolidated Balance Sheets in the line titled, "Obligations under common stock put/call option."

  Other Equity Transactions

        During the first quarter of 2008, we repurchased 148,154 shares of our common stock from IBR for $20.1 million at a put value of $124.87 per share plus accrued charges. Subsequently, we repurchased the remaining 120,125 shares of our common stock from IBR for $15.3 million at a put value of $124.87 per share plus accrued charges.

12.    Segment Reporting

        We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source, and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex brand IGIV and Prolastin brand

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

12.    Segment Reporting (Continued)

A1PI constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

        In the following table, we have presented our net revenue by significant category. Our Immunology/Neurology product category includes products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is currently comprised of our Prolastin brand A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product revenue consists of sales of PPF powder and sales of intermediate products, such as cryoprecipitate. Other non-product revenue primarily consists of royalties under collaborative agreements.

	Three Months Ended March 31,
	2009	2008
Product net revenue:
Immunology/Neurology	$230,834	$166,705
Pulmonology	72,559	74,960
Critical Care	37,934	31,079
Other	23,536	23,925

Total product net revenue	364,863	296,669
Other revenue	6,932	8,534

Total net revenue	$371,795	$305,203

        In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer.

	Three Months Ended March 31,
	2009	2008
United States	$247,414	$198,629
Canada	49,992	50,905
Europe	44,300	36,523
Other	30,089	19,146

Total net revenue	$371,795	$305,203

        We did not maintain significant long-lived assets outside of the United States at March 31, 2009 and December 31, 2008.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

13.    Other Consolidated Balance Sheet Information

        Information regarding other accounts on our Consolidated Balance Sheets is as follows:

	December 31, 2008	March 31, 2009
Prepaid expenses and other:
Deferred compensation	$5,373	$5,371
Royalties receivable	4,519	4,386
Prepaid plasma testing fees	13,028	8,526
Miscellaneous prepaid expenses and other	12,469	13,538
Prepaid income taxes	8,163	—

Total prepaid expenses and other	$43,552	$31,821

Other assets:
Deferred financing costs	$17,388	$16,447
Notes receivable, net	21,689	16,709
Plasma supply agreement costs	6,020	3,440
Other	3,720	1,726

Total other assets	$48,817	$38,322

Accrued expenses and other liabilities:
Accrued goods and services	$51,449	$49,903
Accrued payroll, bonuses, and employee benefits	72,662	56,843
Medicaid, commercial rebates, and chargebacks	16,544	15,089
Interest payable	11,350	9,822
Taxes payable	2,009	10,910
Unfunded draws on revolving loans	5,222	5,192
Amounts payable to related parties	6,405	5,933
Other	1,736	2,669

Total accrued expenses and other liabilities	$167,377	$156,361

Other liabilities:
Derivative financial instruments	$37,274	$31,851
Long-term incentive compensation	8,640	1,673
Provisions for uncertain tax positions	8,439	9,155
Other	5,991	3,939

Total other liabilities	$60,344	$46,618

Obligations under common stock put/call option:
Common stock issued to employees and directors	$29,419	$28,794

Total obligations under common stock put/call option	$29,419	$28,794

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

14.    Earnings Per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Three Months Ended March 31,
	2009	2008
Net income	$33,435	$9,565
Less:
Series A convertible preferred stock undeclared dividends	(3,122)	(2,828)
Series B convertible preferred stock undeclared dividends	(696)	(632)
Accretion of common stock put option	—	(298)

Net income available to common stockholders	$29,617	$5,807

Weighted average common shares outstanding	147,573	216,689

Basic net income per common share	$200.69	$26.80

Pro forma basic income per common share:
Numerator:
Net income	$33,435

Denominator:
Shares used above	147,573
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock	10,730,790

Denominator for pro forma basic income per common share	10,878,363

Pro forma basic income per common share	$3.07

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

14.    Earnings Per Share (Continued)

        The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Three Months Ended March 31,
	2009	2008
Net income	$33,435	$9,565
Less accretion of common stock put option	—	(298)

Net income available to common stockholders and assumed conversions	$33,435	$9,267

Weighted average common shares outstanding	147,573	216,689
Plus incremental shares from assumed conversions:
Series A preferred stock	9,000,000	9,000,000
Series B preferred stock	1,730,790	1,730,790
Stock options and restricted shares	791,333	263,874

Dilutive potential common shares	11,669,696	11,211,353

Diluted net income per common share	$2.87	$0.83

Pro forma diluted income per common share:
Numerator:
Net income available to common stockholders and assumed conversions	$33,435

Denominator:
Shares used above	11,669,696

Pro forma diluted income per common share	$2.87

15.    Subsequent Event

  Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. In May 2009, the U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a cash break up fee of $75.0 million, which will be included in non-operating income in our financial results for the six months ended June 30, 2009. The Federal Trade Commission's complaint was subsequently dismissed.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of stockholders' (deficit) equity present fairly, in all material respects, the financial position of Talecris Biotherapeutics Holdings Corp. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Raleigh, North Carolina

February 26, 2009, except for Notes 3, 22 and 25, as to which the date is July 2, 2009.

 Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$16,979	$73,467
Accounts receivable, net of allowances of $2,020 and $2,631, respectively	148,417	122,248
Inventories	581,720	485,846
Deferred income taxes	76,587	62,692
Prepaid expenses and other	43,552	27,419

Total current assets	867,255	771,672
Property, plant, and equipment, net	213,251	144,675
Investment in affiliate	1,719	1,293
Deferred income taxes	33,353	41,760
Intangible assets, net	7,204	6,733
Goodwill	135,800	124,157
Other	48,817	52,032

Total assets	$1,307,399	$1,142,322

Liabilities, Obligations under Common Stock Put/Call Option, Redeemable Preferred Stock, and Stockholders' Deficit
Current liabilities:
Accounts payable	$54,903	$38,309
Accrued expenses and other liabilities	167,377	170,874
Current portion of long-term debt and capital lease obligations	7,341	7,172

Total current liabilities	229,621	216,355
Long-term debt and capital lease obligations	1,194,205	1,129,692
Other	60,344	31,109

Total liabilities	1,484,170	1,377,156
Commitments and contingencies
Obligations under common stock put/call option	29,419	45,388
Redeemable series A and B preferred stock, $0.01 par value; 10,000,010 shares authorized; 1,192,310 shares issued and outstanding	110,535	110,535
Stockholders' deficit:
Common stock, $0.01 par value; 100,000,000 shares authorized; 357,036 and 664,654 shares issued and outstanding, respectively	—	—
Additional paid-in capital	47,017	27,010
Accumulated deficit	(340,335)	(406,132)
Accumulated other comprehensive loss	(23,407)	(11,635)

Total stockholders' deficit	(316,725)	(390,757)

Total liabilities, obligations under common stock put/call option, redeemable preferred stock, and stockholders' deficit	$1,307,399	$1,142,322

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

 Talecris Biotherapeutics Holdings Corp.
Consolidated Income Statements
(in thousands)

	Years Ended December 31,
	2008	2007	2006
Net revenue:
Product net revenue	$1,334,550	$1,196,686	$1,114,489
Other	39,742	21,823	14,230

Total net revenue	1,374,292	1,218,509	1,128,719
Cost of goods sold	882,157	788,152	684,750

Gross profit	492,135	430,357	443,969
Operating expenses:
Selling, general, and administrative	227,524	189,387	241,448
Research and development	66,006	61,336	66,801

Total operating expenses	293,530	250,723	308,249
Income from operations	198,605	179,634	135,720
Other non-operating (expense) income:
Interest expense, net	(97,040)	(110,236)	(40,867)
Equity in earnings of affiliate	426	436	684
Litigation settlement	—	12,937	—
Loss on extinguishment of debt	—	—	(8,924)
Other	400	—	—

Total other non-operating expense	(96,214)	(96,863)	(49,107)

Income before income taxes and extraordinary items	102,391	82,771	86,613
(Provision) benefit for income taxes	(36,594)	40,794	(2,222)

Income before extraordinary items	65,797	123,565	84,391
Extraordinary items:
Loss from unallocated negative goodwill	—	—	(306)
Gain from contingent consideration due Bayer	—	—	3,300

Total extraordinary items	—	—	2,994

Net income	65,797	123,565	87,385
Less dividends to preferred stockholders and other non-common stockholders' charges	(14,672)	(13,014)	(764,984)

Net income (loss) available to common stockholders	$51,125	$110,551	$(677,599)

Income (loss) per common share before extraordinary items:
Basic	$312.11	$524.63	$(958.67)

Diluted	$5.65	$10.89	$(958.67)

Net income (loss) per common share:
Basic	$312.11	$524.63	$(954.45)

Diluted	$5.65	$10.89	$(954.45)

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$65,797	$123,565	$87,385
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,269	10,749	4,960
Amortization of deferred loan fees	3,764	3,767	2,268
Change in allowance for doubtful receivables and advances	4,978	525	(224)
Share-based compensation expense	38,707	21,241	2,680
Amortization of deferred compensation	5,922	6,753	497
Equity in earnings of affiliate	(426)	(436)	(684)
Asset impairment	4,282	2,789	—
Loss (gain) on sale of property, plant, and equipment	48	(94)	—
Increase in deferred income taxes	(5,488)	(79,707)	(15,167)
Recognition of previously deferred revenue	(4,784)	—	—
Accretion of interest on 14% Junior Secured Notes	—	—	13,645
Loss related to interest rate swaps and caps	—	—	722
Write-off of unamortized deferred loan fees	—	—	7,814
Extraordinary gain	—	—	(3,300)
Changes in assets and liabilities, excluding the effects of business acquisitions	(100,055)	37,979	47,053

Net cash provided by operating activities	33,014	127,131	147,649
Cash flows from investing activities:
Purchase of property, plant, and equipment	(86,212)	(65,833)	(38,853)
Business acquisitions, net of cash acquired	(10,272)	(17,456)	(114,146)
Financing arrangements with third party suppliers, net of repayments	(13,801)	(7,866)	(9,612)
Advance of purchase price to IBR for plasma collection centers	(2,534)	—	—
Net proceeds from disposals of property, plant, and equipment	880	322	—
Dividends from affiliate	—	188	—
Proceeds from termination of swap and cap contracts	—	—	802

Net cash used in investing activities	(111,939)	(90,645)	(161,809)
Cash flows from financing activities:
Borrowings under revolving loans	1,430,092	1,237,453	1,310,311
Repayment of borrowings under revolving loans	(1,363,188)	(1,204,336)	(1,284,784)
Repayment of borrowings under term loans	(7,000)	(7,000)	(186,891)
Repayment of capital lease obligation	(1,192)	(23)	—
Repurchases of common stock	(36,118)	—	(23,500)
Financing transaction costs	—	(217)	(26,000)
Borrowings under term loans	—	—	1,070,000
Repayment of 12% Second Lien Notes	—	—	(28,370)
Payment of liability due Bayer	—	—	(6,700)
Dividends paid	—	—	(809,768)

Net cash provided by financing activities	22,594	25,877	14,298
Effect of exchange rate changes on cash and cash equivalents	(157)	62	17

Net (decrease) increase in cash and cash equivalents	(56,488)	62,425	155
Cash and cash equivalents at beginning of year	73,467	11,042	10,887

Cash and cash equivalents at end of year	$16,979	$73,467	$11,042

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
(in thousands, except share amounts)

	Common Stock				Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Treasury Stock
	Shares	Amount					Total
Balances at December 31, 2005	1,000,000	$—	$12,074	$—	$140,761	$—	$152,835
Net income	—	—	—	—	87,385	—	87,385
Other comprehensive income	—	—	—	—	—	20	20

Comprehensive income							87,405
Repurchase of common stock	(1,000,000)	—	—	—	(10,567)	—	(10,567)
Issuance of restricted stock	258,349	—	—	—	—	—	—
Issuance of common stock	45,000	—	—	—	—	—	—
Share-based compensation cost	—	—	2,451	—	—	—	2,451
Accretion of obligation under common stock put/call option	—	—	—	—	(1,104)	—	(1,104)
Dividend declared	—	—	(14,525)	—	(745,475)	—	(760,000)

Balances at December 31, 2006	303,349	—	—	—	(529,000)	20	(528,980)
Net income	—	—	—	—	123,565	—	123,565
Other comprehensive loss	—	—	—	—	—	(11,655)	(11,655)

Comprehensive income							111,910
Share-based compensation cost	—	—	14,464	—	—	—	14,464
Issuance of common stock to IBR	268,279	—	—	—	—	—	—
Issuance of restricted stock	95,300	—	—	—	—	—	—
Forfeitures of restricted stock	(2,274)	—	—	—	—	—	—
Cumulative effect of FIN No. 48 adoption	—	—	—	—	(697)	—	(697)
Fair value of common stock issued to IBR in excess of put value	—	—	12,106	—	—	—	12,106
Interest accretion on IBR put option	—	—	(1,614)	—	—	—	(1,614)
Fair value adjustment on common stock	—	—	2,054	—	—	—	2,054

Balances at December 31, 2007	664,654	—	27,010	—	(406,132)	(11,635)	(390,757)
Net income	—	—	—	—	65,797	—	65,797
Other comprehensive loss	—	—	—	—	—	(11,772)	(11,772)

Comprehensive income							54,025
Share-based compensation cost	—	—	29,258	—	—	—	29,258
Issuance of restricted stock	5,340	—	—	—	—	—	—
Forfeitures of restricted stock	(35,973)	—	—	—	—	—	—
Repurchase of common stock	(276,985)	3	36,115	(36,118)	—	—	—
Retirement of common stock	—	(3)	(36,115)	36,118	—	—	—
Fair value adjustment on common stock	—	—	(8,942)	—	—	—	(8,942)
Interest accretion on IBR put option	—	—	(309)	—	—	—	(309)

Balances at December 31, 2008	357,036	$—	$47,017	$—	$(340,335)	$(23,407)	$(316,725)

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements

1.    Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from life-threatening diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, primarily located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into vials for distribution.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as chronic inflammatory demyelinating polyneuropathy (CIDP), and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served primarily by our branded products, Gamunex brand IGIV and Prolastin brand A1PI, respectively. Sales of Gamunex and Prolastin together comprised 72.3%, 75.8%, and 72.5% of our net revenue for the years ended December 31, 2008, 2007, and 2006, respectively. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III antithrombin III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales have been concentrated in the United States and Canada for the periods presented.

        We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facility is a short distance away in Clayton, North Carolina. Our Clayton site is one of the world's largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing.

        We were formed on March 31, 2005 through the acquisition of substantially all of the assets and specified liabilities of Bayer's worldwide plasma-derived products business (Bayer Plasma), in a transaction which was effected by Talecris Holdings, LLC. We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005. In April 2005, we also acquired Precision Pharma Services, Inc. (Precision), a contract fractionator located in Melville, New York in order to increase our fractionation capacity.

        In April 2006 and December 2006, we commenced operations of Talecris Biotherapeutics, Ltd. and Talecris Biotherapeutics, GmbH in Canada and Germany, respectively, to support our international sales and marketing activities; replacing certain functions which were previously provided by Bayer affiliates under various transition services agreements.

        In September 2006, we formed Talecris Plasma Resources, Inc. (TPR) to create a platform for the partial vertical integration of our plasma supply chain. In November 2006, we acquired plasma collection centers in various stages of development from International BioResources, L.L.C. and affiliated entities (IBR) through an asset purchase agreement as the first step of our plasma supply chain vertical integration plans. We have devoted significant resources on the internal development of our plasma collection center platform, which has included organic growth, the acquisition of additional plasma collection centers from IBR, and strategic alliance agreements with third parties under which we provide financing for the development of plasma collection centers that are dedicated to our plasma collection, for which we have the option to purchase under certain circumstances. At December 31, 2008, our plasma collection center

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

1.    Description of Business (Continued)

platform consisted of 61 operating centers, of which 48 were licensed. These centers procured approximately 58% of our plasma during 2008.

        We are a majority-owned subsidiary of Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC.

2.    Summary of Significant Accounting Policies

        Throughout our consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

        All tabular disclosures of dollar amounts are presented in thousands. All share amounts are presented at their actual amounts.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. The most significant judgments we have made include, but are not limited to, estimates used in determining values of inventories, allowances for doubtful accounts and notes receivable, long-lived and indefinite-lived assets, litigation accruals and related settlements, losses under contractual obligations, leasehold impairments, deferred income taxes, income tax provisions, accruals for uncertain income tax positions, self-insurance accruals, share-based payment transactions, derivative instruments, and other operating allowances and accruals. We also use significant judgments in applying purchase accounting to business acquisitions.

        We periodically evaluate estimates used in the preparation of the financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates are made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, and industry and historical experience, which collectively form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, actual future results could differ materially. In addition, if we had used different estimates and assumptions, our financial position and results of operations could have differed materially from that which is presented.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents and are carried at cost due to the short period of time to maturity. Under the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our springing lockbox directly to the administrative agent for the lending syndicate.

Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable on our Consolidated Balance Sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating our customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in our Consolidated Income Statements in the period in which such changes in collection become known. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Concentrations of Credit Risk

        Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. The following table summarizes our accounts receivable, net, concentrations with customers that represented more than 10% of our accounts receivable, net:

	December 31,
	2008	2007
Customer A	15.0%	15.5%
Customer B	14.0%	14.4%

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

        The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Years Ended December 31,
	2008	2007	2006
Customer A	12.8%	18.2%	17.4%
Customer B	12.0%	14.9%	12.5%
Customer C	10.6%	10.5%	<10%
Customer D	<10%	<10%	11.0%
Customer E	<10%	<10%	16.4%

Inventories

        Inventories consist of raw materials, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual cost on a first-in, first-out method. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition. As appropriate, provisions are recorded to reduce inventories to their net realizable value. We record provisions for work-in-process inventory when we believe the inventory does not meet all criteria to permit release to the market. Provisions are recorded for finished goods that do not have sufficient remaining shelf lives. We record recoveries directly to cost of goods sold after the impacted material is determined to be usable and is sold to third parties.

Pre-Approval Plasma Inventories

        Licensed centers are those plasma collection centers that have received all regulatory approvals by the Food and Drug Administration (FDA) for plasma to be used in our manufacturing processes. These centers are currently procuring plasma from donors that can be used in our manufacturing processes. Unlicensed centers are those plasma collection centers that are currently procuring plasma from donors and are pending regulatory approval in order for the plasma to be used in our manufacturing processes. Undeveloped centers are those centers that are in an earlier stage of development and have not begun to procure plasma.

        Plasma procured from licensed centers is initially recorded as raw material on our Consolidated Balance Sheets and is subsequently released to work-in-process and finished goods, based upon the stage in the manufacturing process. Our accounting for plasma that has been procured at opened but unlicensed centers, which we refer to as unlicensed plasma, requires us to make judgments regarding the regulatory approval and licensure of the unlicensed collection centers, which is required before we can use the plasma within our manufacturing processes. Our accounting for unlicensed plasma also requires us to make judgments regarding the ultimate net realizable value of the inventory. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventory, current and expected market conditions, amount of inventory on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventory through cost of goods sold upon an unfavorable change in such judgments.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

        We capitalize the cost of unlicensed plasma into raw material inventory, when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our unlicensed plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and quality systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established quality systems, and consistency in achieving licensure support our capitalization of unlicensed plasma inventory.

Property, Plant, and Equipment, net

        Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Internal engineering costs directly related to asset additions are capitalized. Major renewals and betterments are capitalized. All feasibility studies and maintenance and repair costs are expensed as incurred. Certain interest costs incurred by us during the construction period, based on our weighted average borrowing rates of debt, are capitalized and included in the cost of the related properties in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 34, "Capitalization of Interest Costs."

        We generally depreciate and amortize property, plant, and equipment using the straight-line method over the useful lives presented in the following table:

Asset Type	Useful Life (years)
Buildings	20 to 50
Building improvements	10 to 20
Machinery and equipment	3 to 20
Furniture and fixtures	5 to 10
Computer hardware and software	3 to 7
Leasehold improvements	the estimated useful life of the improvement or, if shorter, the life of the lease

Leases

        We evaluate the criteria in SFAS No. 13, "Accounting for Leases," when classifying a lease as either capital or operating. We depreciate all capital leases over the lease term in accordance with SFAS No. 13.

Impairment or Disposal of Long-Lived Assets

        We follow the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment.

Identifiable Intangible Assets

        Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Certain of our intangible assets are amortized over three or five year periods. Similar to tangible property, plant, and equipment, we follow the provisions of SFAS No. 144 to periodically evaluate identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Indefinite-lived intangible assets, such as regulatory licenses, are not amortized. We test the carrying amounts of these assets for recoverability in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," on an annual basis or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test.

Notes Receivable, net

        Notes receivable, net, consists of amounts owed to us by certain plasma suppliers, including accrued interest. We evaluate our notes receivable for collectibility when events or changes in circumstances indicate that the amounts owed to us may not be collectible. We record an impairment charge to SG&A, based on current information and events, when it is probable that we will be unable to collect principal and interest amounts owed to us under the contractual terms of the loan agreement in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Once a note receivable is determined to be impaired, we discontinue interest accruals. Measuring impairment of a loan requires the use of management's judgments and estimates, and the eventual outcomes may differ from those estimates. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Debt Issuance Costs

        We capitalize costs associated with the issuance of debt instruments and amortize these costs to interest expense over the term of the related debt agreements using an effective yield amortization method or similar method. Unamortized debt issuance costs are written off when indebtedness under the related credit facility is repaid or restructured prior to maturity.

Business Acquisitions and Goodwill

        Business acquisitions are accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Under the purchase method of accounting, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of the acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. In determining the total cost of an acquisition, certain transaction costs are included. The application of the purchase method of accounting requires us to make estimates and assumptions related to the estimated fair values of net assets acquired. Significant judgments are used during this process, particularly with respect to intangible assets. Generally, intangible assets are amortized over their estimated useful lives. Goodwill and other indefinite-lived intangible assets are not amortized,

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

but are annually assessed for impairment as of December 31, 2008. Therefore, the purchase price allocation to intangible assets and goodwill has a significant impact on future operating results.

        SFAS No. 142 requires companies to evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually, or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

Financial Instruments with Characteristics of Debt and Equity

        We follow the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Debt and Equity," which established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity in financial statements. SFAS No. 150 requires that we classify a financial instrument as a liability when that financial instrument embodies an obligation on our part. A freestanding financial instrument that, at inception, embodies an obligation to repurchase our equity shares, or is indexed to such an obligation, and requires or may require us to settle the obligation by transferring assets, is classified as a liability.

        Our Redeemable Series A and B Senior Convertible Preferred Stock (Series A and B preferred stock) have deemed liquidation requirements which may result in future cash payments to the holders thereof which are beyond our control. The unrestricted and restricted common stock that we issued to certain employees, members of our Board of Directors, and IBR contain various embedded put/call features which may result in future cash payments to the holders thereof, which are beyond our control. As such, we have classified the appropriate amounts outside of permanent equity on our Consolidated Balance Sheets at December 31, 2008 and 2007 in the line titled, "Obligations under common stock put/call option."

Revenue Recognition

        Revenues from product sales and the related cost of goods sold are generally recognized when title and risk of loss are transferred to customers. Product revenue is generally recognized at the time of delivery. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition."

        Allowances against revenues for estimated discounts, rebates, administrative fees, and chargebacks are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met. We generally do not offer incentives to customers.

        Under the terms of certain of our distribution agreements, we have agreed to reimburse certain distributors for their SG&A. We have reflected these charges as a reduction of net revenue in accordance

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

with FASB Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a reseller of the vendor's products)."

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." To recognize a delivered item in a multiple element arrangement, EITF Issue No. 00-21 requires that the delivered items have value to the customer on a stand-alone basis, that there is objective and reliable evidence of fair value of the undelivered items and that delivery or performance is probable and within our control for any delivered items that have a right of return.

        Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms which generally provide for up to a 2% prompt pay discount for U.S. and international customers, contractual agreements with customers, estimates of the amount of product in the pipeline, and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts.

        Our estimates for discounts, customer and government rebates, and administrative fees are by their nature more predictable and less subjective. Estimates for chargebacks are more subjective and, consequently, may be more variable. We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. Our estimates of inventory levels at the wholesalers are subject to inherent limitations, as our estimates rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

        Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These types of credits are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current market prices. Shelf-stock adjustments are based upon the amount of product that our customers have remaining in their inventories at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with customers, estimated declines in market prices, and estimates of inventory held by the customer. Our estimates of

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

inventory levels at the customer are subject to inherent limitations, as our estimates may rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We regularly monitor these factors and evaluate our reserves for shelf-stock adjustments. We have not experienced significant shelf-stock adjustments during the periods presented.

Shipping and Handling

        Shipping and handling costs, consisting of all costs to warehouse, pick, pack, and deliver inventory to customers, are included in cost of goods sold.

Advertising Costs

        The costs of advertising are expensed as incurred in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 93-7, "Reporting for Advertising Costs." Our advertising costs consist primarily of product samples, print media, online advertising, and promotional material. We incurred advertising costs totaling $10.5 million, $9.3 million, and $7.4 million for the years ended December 31, 2008, 2007, and 2006, respectively. Such costs are included in SG&A in our Consolidated Income Statements.

Research and Development Expenses

        Research and development expenses (R&D) include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of research and development equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred.

Share-Based Compensation

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." Under SFAS No. 123R, we are required to value share-based compensation awards at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation awards vest. We classify share-based compensation costs consistent with each grantee's salary.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the requisite service period. Given the absence of an active trading market for our common stock on the grant dates, our Board of Directors estimated the fair value of the common stock on each grant date using several factors. Numerous objective and subjective factors were used to determine the fair value of our common stock at each award date, including: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing and anticipated launch of new products; (iii) available market data, including observable market transactions and valuations for comparable companies; (iv) the illiquid nature of our stock option and stock grants; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of our Company, given prevailing

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

market conditions on the grant date. In making an assessment of the fair value of our common stock on each grant date, our Board of Directors referred to the AICPA Technical Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." This assessment included a valuation of the Company (or enterprise) at each grant date using the market and/or an income approach. The enterprise value was then used to determine a fair value of our common stock using the "Probability-Weighted Expected Return Method."

        We estimate the fair value of stock options using a Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on the grant dates; therefore, our application of the Black-Scholes pricing model incorporated historical volatility measures of similar public companies in accordance with SAB No. 107, "Share-Based Payment." We apply a forfeiture rate based upon historical attrition rates of award holders to estimate the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we could be required to make additional adjustments to compensation cost in the future.

        The stock options that we granted have service-based and performance-based components. The service-based component vests (and we record compensation cost) in equal amounts over the vesting period. The performance-based component vests annually upon the achievement of corporate performance objectives which are established by our Board of Directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. In accordance with SFAS No. 123R, we record compensation cost for awards with performance conditions based on the probable outcome of that performance condition, such that compensation cost is recorded if it is probable that the performance condition will be achieved and is not recorded if it is not probable that the performance condition will be achieved.

Litigation Accruals

        We account for the exposure of our various litigation matters under the provisions of SFAS No. 5 "Accounting for Contingencies," which requires, among other things, an exposure to be accrued with a charge to our Consolidated Income Statements when it becomes probable and can be reasonably estimated. The exposure to legal matters is evaluated and estimated, if possible, following consultation with legal counsel. Such estimates are based on currently available information and, given the subjective nature and complexities inherent in making these estimates, the ultimate outcome of our legal matters may be significantly different than the amounts estimated. Additional information regarding our possible litigation exposures is included in Note 14, "Commitments and Contingencies."

Environmental Costs

        We record liabilities when our environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. We recognize a current period expense for the liability when clean-up efforts do not benefit future periods. We capitalize costs that benefit more than one accounting period. Estimates, when applicable, of our liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. The amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience and data released by the Environmental Protection Agency (EPA) or other organizations. The

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

estimates are subject to revision in future periods based on actual costs or new circumstances. We evaluate recoveries from insurance coverage or government sponsored programs separately from our liability, and when recovery is assured, we record and report an asset separately from the associated liability. At December 31, 2008 and 2007, no environmental related assets or liabilities are reflected on our Consolidated Balance Sheets as no amounts are currently probable or estimable.

Other Contingencies

        We recognize liabilities for other contingencies when we have an exposure, that, when analyzed, indicates it is both probable that an asset has been impaired or a liability incurred, and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the accrued liability, if one exists, or expensed, if no liability was previously established. When a range of probable loss can be estimated, we accrue the most likely amount within the range of probable losses.

Self-Insurance Programs

        We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverage under which the insurer is the primary obligor to the insured. The estimate of our claims liability is subject to inherent limitations as it relies on our judgment of the likely ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, claim experience, demographic factors, severity factors, and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Income Taxes

        The provisions of SFAS No. 109, "Accounting for Income Taxes," require, among other things, recognition of future tax benefits or liabilities measured at enacted tax rates attributable to the deductible or taxable temporary differences between the financial statement and income tax bases of assets and liabilities and to record deferred tax assets only to the extent that the realization of such benefits is "more likely than not." Under the provisions of SFAS No. 109, deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

        We record a valuation allowance, when appropriate, to reduce our deferred income tax assets to the amount that is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

        In accordance with FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," we establish reserves for uncertain income tax positions. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

be recorded within benefit (provision) for income taxes in our Consolidated Income Statements. We record interest and penalties within benefit (provision) for income taxes in our Consolidated Income Statements.

Interest Costs

        We apply the provisions of SFAS No. 34 when we construct long-term assets, primarily plant and equipment, for our own use. We capitalize a portion of the interest costs we incur during the asset construction period as an additional cost of the related asset. The amount of interest capitalized is determined by applying our weighted average borrowing rate to the related expenditures incurred during the capitalization period. We incurred interest costs of $97.2 million, $110.2 million, and $40.9 million for the years ended December 31, 2008, 2007, and 2006, respectively, of which $2.3 million, $2.0 million, and $0.7 million, respectively, were capitalized related to the construction of property and equipment.

Derivative Financial Instruments

        We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Under SFAS No. 133, all derivative instruments are recorded on the Consolidated Balance Sheets as assets or liabilities and measured at fair value, which considers the instrument's term, notional amount, discount rate, and credit risk, and other factors. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings. We reviewed the fair value of our derivative instruments in accordance with the provisions of SFAS No. 157, "Fair Value Measurements." As required by SFAS No. 157, we analyzed our derivative financial instruments at December 31, 2008 from a market participant's perspective to determine a hypothetical exit price to the counterparty of our derivative financial instruments. As a result of this analysis, we reduced our recorded derivative liability by $2.7 million at December 31, 2008 through other comprehensive income (loss) to reflect fair value under SFAS No. 157.

Fair Value of Financial Instruments

        At December 31, 2008, our long-term debt consists of amounts owed under the First and Second Lien Term Loans and revolving credit agreement, which bear interest at floating market rates, and consequently, the recorded amounts approximate fair value. At December 31, 2008, we have notes receivable outstanding which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The fair value of the Series A and B preferred stock outstanding at December 31, 2008 was $1.427 billion in aggregate, on an as converted basis. The fair value of our derivative instruments was $37.5 million at December 31, 2008. The recorded amounts of all other financial instruments, which consist of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses, and other liabilities, approximate fair value due to the short maturity of the instruments.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and presentation of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income as currently reported under U.S. GAAP and other comprehensive income (loss). Other comprehensive income (loss) considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders' deficit.

        The following table includes information regarding our other comprehensive income (loss):

	Gross Amount	Tax Benefit	Net Amount
Year ended December 31, 2008
Foreign currency translation adjustments	$(216)	$—	$(216)
Net unrealized loss on derivative financial instruments	(18,477)	6,973	(11,504)
Additional minimum pension liability	(52)	—	(52)

Other comprehensive loss	$(18,745)	$6,973	$(11,772)

Year ended December 31, 2007
Foreign currency translation adjustments	$128	$—	$128
Net unrealized loss on derivative financial instruments	(19,036)	7,253	(11,783)

Other comprehensive loss	$(18,908)	$7,253	$(11,655)

Year ended December 31, 2006
Foreign currency translation adjustments	$20	$—	$20

Other comprehensive income	$20	$—	$20

        The following table includes information regarding our accumulated other comprehensive loss:

	December 31,
	2008	2007
Foreign currency translation adjustment	$(68)	$148
Net unrealized loss on derivative financial instruments	(23,287)	(11,783)
Additional minimum pension liability	(52)	—

Accumulated other comprehensive loss	$(23,407)	$(11,635)

Foreign Currency Translation

        For our international operations, local currencies have been determined to be the functional currencies. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses in accordance with SFAS No. 52, "Foreign Currency Translation." We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' deficit. We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

incurred in our Consolidated Income Statements. We incurred foreign currency transaction (losses) gains of $(1.0) million, $5.7 million, and $0.3 million for the years ended December 31, 2008, 2007, and 2006, respectively, which have been included in SG&A in our Consolidated Income Statements.

Business Segments

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for defining business segments and disclosing information about them. We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are the result of a common manufacturing process based on a single feedstock.

Earnings Per Share

        Basic and diluted income (loss) per share available to common stockholders is presented in conformity with SFAS No. 128, "Earnings per Share," and the related interpretation in EITF 03-06, "Participating Securities and the Two Class Method under FASB Statement No. 128," which provides guidance regarding the computation of earnings per share by companies that have issued securities that contractually entitle the holder to participate in dividends and earnings of a company. We considered the common stock issued to IBR to be a separate class of common stock as these common shares contained put rights that entitled the holder to receive 8% accretion on the put value. We repurchased 268,279 common shares from IBR during the year ended December 31, 2008.

        We compute basic income (loss) per share by dividing the net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share includes the effects of dilutive potential common shares, and assumes that convertible equity and debt instruments were converted into common stock as of the beginning of the period or upon issuance if dilutive. Contingently issuable stock related to an acquisition is included in basic income (loss) per share calculations when all necessary conditions have been achieved and prospectively from that date. Contingently issuable stock is included in diluted income (loss) per share calculations as of the beginning of the period when the conditions are currently being achieved, treating the end of the period as the end of the contingency period.

        In March 2008, we changed our method of calculating earnings per share for restricted common stock, issued to employees, that is redeemable, only upon their death or disability (separation), for an amount other than fair value. We previously treated the entire periodic adjustment to the security's carrying amount from the application of Topic D-98 as being akin to an actual dividend. Under the new method, we treat only the portion of the periodic adjustment to the security's carrying amount from the application of Topic D-98 that reflects a redemption in excess of fair value as being akin to an actual dividend. These shares are redeemable for cash equal to the greater of fair value at the separation date or the settlement date, generally up to 90 days after the separation date. However, settlement may be delayed under certain circumstances.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

        Our obligation to make such cash payments may be deferred subject to (i) applicable law, (ii) financial covenants with lenders and (iii) preferred stockholder agreements; with the payment due for such shares being deferred only to the extent necessary until the last day of the first fiscal quarter during which we may make cash payment for such shares. At such time, the employee shall receive a payment equal to the fair market value of the shares on such settlement date, or if greater, the date on which the employee's continuous service terminated (separation date).

        In accordance with EITF Topic D-98, "Classification and Measurement of Redeemable Securities," we present the earned compensation value of these restricted shares that have vested within the mezzanine equity section of our consolidated balance sheets. At the end of each reporting period, we adjust such amounts presented in the mezzanine equity section of our balance sheet to reflect the fair value of common stock at the balance sheet date. The offsets to these periodic adjustments to the mezzanine equity carrying value are recorded as charges/credits to retained earnings (or additional paid-in capital in periods when there is an accumulated deficit).

        Prior to the change in accounting principle, for earning per share purposes, such adjustments to mezzanine equity were entirely reflected in the earnings per share calculation each period as an increase or decrease of net income to arrive at net income available to common stockholders akin to an actual dividend as described in EITF Topic D-98. For the year ended December 31, 2007, such cumulative adjustment to the redemption value of the common stock in the balance sheet was $0 as a result of a decline in the redemption value of the common stock since its issuance in December, 2006. Accordingly, under the prior method the adjustment to net income to arrive at net income available for the year would be $0.

        Under the new method for earnings per share purposes, we treat only the portion of the periodic adjustment to the security's carrying amount from the application of Topic D-98 that reflects a redemption in excess of fair value as being akin to an actual dividend. Since there have been no separations to date, no portion of the periodic adjustments to the security's carrying amount in the balance sheet require reflection in earnings per share. In the event that a separation and settlement occur within the same reporting period, we will reflect a charge in earnings per share for the portion of the periodic adjustment that reflects the separation value paid in excess of the fair value of the common stock on the settlement date. In the event separation occurs in one period and settlement occurs in a later period, we will reflect a charge in earnings per share in the period of separation for the portion of the periodic adjustment to the security's carrying value that reflects a separation value in excess of the fair value on the settlement date, assuming that the end of the period is the settlement date. Accordingly, no amount is reflected in earnings per share until there is a separation. There have been no separations or settlements since the shares were issued in December, 2006.

        The change follows the issuance in March 2008 of an amendment to EITF Topic D-98 permitting a choice among two accounting methods for earnings per share. We believe our change is to a preferable accounting method because the only benefit its common employee shareholders receive over other common shareholders is market price protection from declines in the fair value of the common stock from the separation date to the settlement date. As such, only the amount of the separation date fair value, if any, in excess of the settlement date fair value should be reflected in earnings per share.

        The change had no effect on net income.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

        The following table summarizes potentially dilutive securities which have been considered in the computation of diluted earnings per common share:

	Years Ended December 31,
	2008	2007	2006
Contingently issuable common shares to IBR	—	—	268,279
Series A and B preferred stock	10,730,790	10,730,790	10,730,790
Stock options	1,784,802	1,616,543	1,306,803
Restricted common stock	211,938	351,375	258,349

Total	12,727,530	12,698,708	12,564,221

        Our earnings per share calculations are included in Note 22, "Earnings Per Share."

Recent Accounting Pronouncements

        In October 2008, the FASB issued Staff Position (FSP) No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." FSP No. 157-3 clarifies the application of SFAS No. 157, which we adopted on January 1, 2008, in cases where a market is not active. The adoption of FSP No. 157-3 will not have an impact on our consolidated financial statements.

        In February 2008, the FASB issued FSP No. 157-2, "Effective Date of FASB Statement No. 157," to partially defer SFAS No. 157. FSP No. 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The adoption of FSP No. 157-2 will not have an impact on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how derivative instruments and related hedge items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations; and, how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not believe that SFAS No. 161 will materially impact our current financial statement disclosures.

        In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." This new standard represents the outcome of the FASB's joint project with the International Accounting Standards Board and is intended to improve, simplify, and converge internationally the accounting for business combinations in consolidated financial statements. SFAS No. 141R replaces SFAS No. 141, however, it retains the fundamental requirements of the former standard that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2.    Summary of Significant Accounting Policies (Continued)

acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not believe that SFAS No. 141R will have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51," which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 will not have a material impact on our consolidated financial statements based on our current ownership interests.

        In September 2006, the FASB issued SFAS No. 157, providing enhanced guidance on the use of fair value to measure assets and liabilities. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard does not expand the use of fair value, but applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 157 on January 1, 2008. There was no impact of this standard on our consolidated financial statements upon adoption.

3.    Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. Concurrently with the merger agreement, we entered into our plasma supply agreement with CSL Plasma Inc. under which CSL Plasma Inc. will supply us with plasma with annual commitment amounts through 2013. The closing of the merger was subject to the receipt of certain regulatory approvals as well as other customary conditions. In May 2009, the U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the parties agreed to terminate the definitive merger agreement. CSL paid us a cash break up fee of $75 million, which will be included in non-operating income in our financial results for the six months ended June 30, 2009. The CSL plasma supply agreement remains in effect. The Federal Trade Commission's complaints were both subsequently dismissed.

        In connection with the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million, of which approximately $14.0 million has been specifically allocated to certain employees. We recorded retention bonus expense, including fringe benefit, of $5.1 million during the year ended December 31, 2008 related to the retention of certain employees under this program. The remaining unrecognized expense related to the retention program will be recognized through December 31, 2009.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

4.    Formational Transactions

        We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005 as a result of the acquisition of substantially all of the assets and specified liabilities of Bayer's worldwide plasma-derived products business (Bayer Plasma), in a transaction which was effected by Talecris Holdings, LLC. As part of our overall formational activities, we also acquired 100% of the outstanding common stock of Precision on April 12, 2005 from Ampersand.

Bayer Plasma Acquisition

        On March 31, 2005, we acquired certain assets, properties, and operations of Bayer Plasma and assumed certain liabilities from Bayer pursuant to the terms of an Amended and Restated Joint Contribution Agreement (JCA). Total consideration given to Bayer consisted of $303.5 million of cash, 1,000,000 shares of our common stock, which included an embedded put/call feature, and one share of 14% Junior Preferred Stock.

        We subsequently repurchased the common stock from Bayer during September 2006. In addition, we repurchased 80% of Bayer's one share of Junior Preferred Stock during 2005 and during 2006 we repurchased the remaining 20% of Bayer's one share of Junior Preferred Stock. Additional information regarding these transactions is included in Note 17, "Equity Transactions."

        The cash portion of the acquisition was partially financed by $125.0 million of funding provided by affiliates of Cerberus and Ampersand. In exchange for the cash funding, affiliates of Cerberus and Ampersand received 12% Second Lien Notes with a fair value equal to their face amount of $25.0 million, 14% Junior Secured Convertible Notes with a fair value equal to their face amount of $90.0 million, and 100,000 shares of Series A preferred stock. The remainder of the cash purchase price was financed by $199.9 million that we borrowed under our then existing secured credit facility with JPMorgan. The 12% Second Lien Notes were subsequently repaid and retired and the 14% Junior Secured Convertible Notes were subsequently converted into 900,000 shares of Series A preferred stock in connection with our 2006 recapitalization transaction as discussed in Note 12, "Long-Term Debt and Capital Lease Obligations." Additional information regarding the Series A preferred stock is included in Note 16, "Redeemable Series A and B Senior Convertible Preferred Stock."

Precision Acquisition

        On April 12, 2005, we acquired 100% of the common stock of Precision from Ampersand. The acquisition was financed through the issuance to Ampersand of $2.8 million in 12% Second Lien Notes and 192,310 shares of Series B preferred stock. The 12% Second Lien Notes were subsequently repaid and retired in connection with our December 2006 recapitalization transaction as discussed in Note 12, "Long-Term Debt and Capital Lease Obligations." Additional information regarding the Series B preferred stock is included in Note 16, "Redeemable Series A and B Senior Convertible Preferred Stock."

5.    Business Acquisitions

        We have a five-year Plasma Supply Agreement, as amended, with IBR, under which we are obligated to purchase all plasma procured at certain IBR plasma collection centers approved by us. In addition, we have a commitment to finance the development of a number of plasma collection centers which will be used to source plasma for us. We have the option to purchase such centers under certain conditions. During 2008, we acquired three licensed plasma collection centers from IBR under the terms of this agreement as further discussed below. Additional information regarding our minimum plasma purchase

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

5.    Business Acquisitions (Continued)

obligations and future financing commitments under this agreement is included in Note 14, "Commitments and Contingencies."

2008 IBR Plasma Collection Center Acquisitions

        Pursuant to the terms of our June 9, 2007 Plasma Supply Agreement, as amended, with IBR, we acquired three licensed plasma collection centers from IBR during 2008 to further support our plasma supply vertical integration efforts. The plasma collection centers' results of operations have been included in our consolidated financial statements from their respective date of acquisition. Additional information regarding our potential future commitments with IBR is included in Note 14, "Commitments and Contingencies."

        The following table summarizes the purchase accounting for the 2008 IBR plasma collection center acquisitions:

Notes receivable and other advances	$10,430
Performance incentive payments	843
Allocable portion of accelerated contingent consideration	2,580
Payments at closings	2,147
Transaction costs	56

Total purchase price	$16,056

Cash and cash equivalents	$21
Inventory	1,778
Property, plant, and equipment	1,814
Intangible assets	840
Goodwill	11,643

Total assets acquired	16,096
Current liabilities assumed	(40)

Total purchase price	$16,056

        In the table above, the purchase price consists of various loans and advances made to IBR during 2008 and 2007 under the terms of the June 9, 2007 agreement. The purchase price also includes performance incentive payments made to IBR for achieving milestones related to the timing of plasma collection center openings and licensure. Further, the purchase price includes the allocable portion of contingent consideration due to IBR under our November 18, 2006 Asset Purchase Agreement, which was accelerated in June 2007, in connection with the June 9, 2007 Purchase and Sale of Assets Agreement.

June 9, 2007 IBR Acquisition

        On June 9, 2007, we purchased three plasma collection centers from IBR pursuant to a Purchase and Sale of Assets Agreement, of which one collection center was licensed by the FDA as of the acquisition date, and two were subsequently licensed. We acquired the plasma collection centers to further support our plasma supply vertical integration efforts. The results of operations of the acquired centers are included in our consolidated financial statements from the date of acquisition.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

5.    Business Acquisitions (Continued)

        The following table summarizes the purchase accounting for the June 9, 2007 acquisition:

Purchase price to IBR	$16,211
Transaction costs	475

Total purchase price	$16,686

Cash and cash equivalents	$55
Inventory	2,209
Property, plant, and equipment	1,095
Intangible assets	280
Goodwill	13,089

Total assets acquired	16,728
Current liabilities assumed	(42)

Total purchase price	$16,686

November 18, 2006 IBR Acquisition

        On November 18, 2006, we acquired certain assets and assumed certain liabilities from IBR pursuant to an Asset Purchase Agreement (APA), in order to create a platform for the partial vertical integration of our plasma supply chain. The purchase price consisted of a cash payment of $100.0 million at closing, adjusted for working capital and other items. In addition, IBR could receive contingent consideration of up to $35.0 million in the form of puttable common stock upon the achievement of certain milestones related to the timing of center licensures and plasma collection volumes.

        Prior to this acquisition, IBR represented our second largest third party plasma supplier. Consequently, we analyzed the transaction in accordance with EITF Issue No. 04-01, "Accounting for Preexisting Relationships between the Parties to a Purchase Business Combination," to determine whether a settlement of a preexisting relationship existed. We determined that there was no settlement of the preexisting relationship giving rise to a settlement gain or loss. Our preexisting supply agreement with IBR was subject to annual price negotiations that reflected a market rate commensurate with our other plasma supply agreements.

        As a result of our preexisting relationship with IBR, we had various financial transactions that were recorded on our Consolidated Balance Sheet at the acquisition date, primarily related to funding advances, notes receivable, and prepayments for plasma. At the acquisition date, our Consolidated Balance Sheet also included certain amounts that we owed to IBR. We included the net amounts due from IBR at the acquisition date, totaling $9.6 million, as additional purchase price. In accordance with the terms of the APA, the closing cash payment was adjusted for a sources and uses of cash provision totaling $2.4 million as mutually agreed by the parties. A portion of the closing cash payment, totaling $2.0 million, was subject to a holdback provision, pending the settlement of final working capital adjustments. We incurred transaction costs of $4.4 million, which are reflected as additional purchase price.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

5.    Business Acquisitions (Continued)

        The following table summarizes the purchase price at the acquisition date:

Closing cash payment per APA	$100,000
Agreed upon closing APA adjustments	2,414
Holdback	(2,008)

Cash disbursed at closing	100,406
Pre-acquisition amounts due from IBR, net	9,583
Transaction costs	4,365

Total purchase price at the acquisition date	$114,354

        We considered various factors in determining the purchase price, and ultimately, the establishment of goodwill. Our analysis considered, but was not limited to, our expected future plasma requirements in light of the anticipated reduction of available third party suppliers, the cost of developing our own plasma collection platform, as well as synergies of a partially vertically integrated plasma supply chain. We also considered various other factors in determining the purchase price, including our need to partially vertically integrate our plasma supply chain to enhance the predictability and sustainability of our plasma supply. Our allocation of the purchase price resulted in goodwill of $73.2 million as presented in the following table.

Cash and cash equivalents	$208
Inventory	22,798
Other current assets	941
Property, plant, and equipment	13,767
Intangible assets	6,683
Other long-term assets	217
Goodwill	73,235

Total assets acquired	117,849
Accounts payable and other liabilities assumed	(3,495)

Total purchase price at the acquisition date	$114,354

        The results of operations for the net assets purchased from IBR have been included in our consolidated financial statements from the date of the acquisition. The following pro forma results of operations assume that the acquisition of the IBR net assets occurred as of the beginning of 2006. The pro forma results for the year ended December 31, 2006 presented below reflect our historical data and the historical data of the acquired IBR plasma collection centers adjusted for amortization of intangible assets ($0.2 million), elimination of intercompany sales ($67.9 million), and related cost of goods sold ($63.2 million), and inventory transactions with IBR ($4.7 million). The pro forma results of operations presented below may not be indicative of the results we would have achieved had we completed the acquisition on January 1, 2006, or that we might achieve in the future.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

5.    Business Acquisitions (Continued)

	Talecris	IBR	Historical Results	Pro forma Adjustments	2006 Pro forma Results
Total net revenue	$1,128,719	$73,044	$1,201,763	$(67,931)	$1,133,832
Cost of goods sold	684,750	68,009	752,759	(63,248)	689,511

Gross profit (loss)	443,969	5,035	449,004	(4,683)	444,321
Operating expenses	308,249	20,380	328,629	201	328,830
Other expense	49,107	3,882	52,989	—	52,989
Provision for income taxes	2,222	—	2,222	—	2,222

Income (loss) before extraordinary items	$84,391	$(19,227)	$65,164	$(4,884)	$60,280

Historical Talecris loss per common share before extraordinary items (Note 22)
Basic					$(958.67)

Diluted					$(958.67)

Pro forma loss per common share before extraordinary items—basic and diluted:
Numerator:
Pro forma income before extraordinary items					$60,280
Less:
	Dividends paid to preferred stockholders				(760,000)
	Series A preferred stock undeclared dividends				(1,729)
	Series B preferred stock undeclared dividends				(2,150)
	Accretion of common stock put/call option				(1,105)

Pro forma loss available to common stockholders before extraordinary items—basic and diluted					$(704,704)

Denominator:
Weighted average common shares outstanding					709,932
Plus contingently issuable shares to IBR					268,279

Pro forma weighted average common shares—basic and diluted					978,211

Pro forma loss per common share before extraordinary items:
Basic					$(720.40)

Diluted					$(720.40)

        On June 9, 2007, the APA was amended to provide for the acceleration of all milestone and other amounts owed to IBR under the contingent consideration provision of the APA, and as a result, we issued 268,279 shares of our common stock to IBR in June 2007, of which 68,071 shares were immediately delivered to IBR and 200,208 shares were placed in escrow to secure against breaches and warranties under the APA. The shares placed in escrow were subsequently released to IBR either through subsequent amendments to the APA or as the breaches and warranties provision lapsed.

        The total fair value of the accelerated consideration of our common stock was determined to be $45.6 million, based upon the then fair value per share of common stock as determined by our Board of

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

5.    Business Acquisitions (Continued)

Directors, of which $8.6 million was considered to be an inducement for IBR to enter into the June 9, 2007 Purchase and Sale of Assets Agreement and the June 9, 2007 Plasma Supply Agreement, and $37.0 million was considered to be additional purchase price, and recorded as goodwill.

        The $8.6 million inducement was initially recorded in "Other" long-term assets on our December 31, 2007 Consolidated Balance Sheet and is allocable to the purchase price of future plasma collection center acquisitions under the June 9, 2007 agreement, as amended. At December 31, 2008, $6.0 million related to the inducement remained in "Other" long-term assets on our Consolidated Balance Sheet and $2.6 million had been allocated to the purchase price of our 2008 plasma collection center acquisitions from IBR as described above.

        IBR had the right to put the shares of our common stock back to us for cash ($124.87 per common share) under certain circumstances prior to June 30, 2008. IBR was entitled to interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007, and as a result, we accreted our obligation to a maximum put value of $35.1 million, which was recorded in the line titled "Obligations under common stock put/call option" on our December 31, 2007 Consolidated Balance Sheet. The difference between the put value and the fair value of the common stock on June 9, 2007 of $12.1 million was recorded as "Additional paid-in capital" on our Consolidated Balance Sheet.

        In January 2008, IBR exercised their put right, as amended for 148,154 common shares, which we repurchased in February 2008. In March 2008, IBR exercised their put right, as amended, for the remaining 120,125 common shares, which we repurchased in April 2008. The repurchased shares were retired and the embedded put feature was cancelled.

6.    Goodwill and Intangible Assets, net

        Changes to the carrying amount of goodwill for the years ended December 31, 2008 and 2007 were as follows:

Balance at December 31, 2006	$73,235
Additions:
IBR acquisition—purchase price allocation	13,089
Contingent consideration payments related to 2006 IBR acquisition	37,007
Working capital and other adjustments related to 2006 IBR acquisition	826

Balance at December 31, 2007	124,157
Additions:
IBR acquisition—purchase price allocation	11,643

Balance at December 31, 2008	$135,800

        Our business acquisitions are discussed further in Note 5, "Business Acquisitions."

        In accordance with SFAS No. 142, we assess goodwill for impairment annually as of December 31, or more frequently if events and circumstances indicate that impairment may have occurred. The impairment test requires us to allocate goodwill to our reporting units and estimate the fair value of the reporting units that contain goodwill. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

6.    Goodwill and Intangible Assets, net (Continued)

the analysis, we would record an impairment loss determined by the excess of the carrying amount of the reporting unit's goodwill over its implied fair value.

        We have assessed goodwill at the reporting unit level. We allocated our Company's enterprise value to our reporting units based upon their relative contributions to one of our principal operating performance measures, adjusted EBITDA. We determined that the allocated fair value of the reporting unit exceeded its carrying value, and as a result, no adjustment to our recorded goodwill was required at December 31, 2008.

        At December 31, 2008 and 2007, we had $7.2 million and $6.7 million, respectively, of intangible assets recorded on our Consolidated Balance Sheets, of which $7.0 million and $6.2 million, respectively, were indefinite-lived regulatory licenses associated with our plasma collection centers. We incurred minimal intangible asset amortization expense for the periods presented and do not anticipate significant amortization expense for each of the five succeeding fiscal years based on our current intangible assets subject to amortization at December 31, 2008. We performed our annual impairment testing of indefinite-lived intangible assets during the fourth quarter of 2008, which resulted in no impairment of the recorded amounts.

7.    Agreements with Bayer

        We entered into a number of transition services and other agreements with Bayer in conjunction with our overall formation activities. Under these agreements, Bayer affiliates provided a number of services related to operational support, information technology, and product packaging, labeling, testing, and distribution. We have since terminated the transition services agreements as we have developed and implemented capabilities to provide these activities ourselves, or in certain cases, contracted with third parties. We considered Bayer to be a related party during 2006 as a result of their equity ownership in us during 2006. Consequently, we have disclosed the impact of our transactions with Bayer under the transition services and other agreements in the paragraphs that follow for the year ended December 31, 2006.

Service Agreements

        We entered into a number of transition services agreements with Bayer, which were primarily general and administrative in nature in conjunction with our March 31, 2005 formational activities. Under these agreements, Bayer affiliates provided us with various services related to operational support for our finance, human resources, information technology, sales and customer support, regulatory, research and development, clinical, procurement, and logistics functions. We have since terminated the services provided under these agreements as we have developed internal capabilities, or in certain cases, contracted with unaffiliated third parties, to assume these functions. Total fees under transition services agreements were $23.5 million for the year ended December 31, 2006, which have been charged to the appropriate categories in our Consolidated Income Statement based upon the nature of the services provided. During the year ended December 31, 2006, we provided Bayer with services related to operations such as collections, facilities use, pre-clinical, pathogen safety, and clinical support, for which we recognized fees totaling $1.2 million within "Other" net revenue in our Consolidated Income Statement.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

7.    Agreements with Bayer (Continued)

Distribution Services and Supply Agreements

        We entered into a number of international distribution services and supply agreements with Bayer in conjunction with our March 31, 2005 formational activities under which Bayer affiliates provided supply and distribution services to us for various periods of time in a number of geographic regions outside of the United States. Under the terms of certain of these distribution agreements, we agreed to reimburse Bayer affiliates for their SG&A. These reimbursements totaled $17.0 million for the year ended December 31, 2006, which we reflected as a reduction of net revenue in our Consolidated Income Statement. Under the terms of certain international distribution agreements with Bayer affiliates, we were obligated to repurchase inventories from Bayer affiliates upon termination of such agreements if Bayer elected. As a result, we deferred revenue recognition for sales under such distribution agreements until the inventories were sold to unaffiliated third parties. The gross sales value of products shipped under these agreements totaled $131.6 million for the year ended December 31, 2006. During the year ended December 31, 2006, we repurchased inventories with a value of $6.2 million and $15.8 million from Bayer affiliates in Canada and Germany, respectively, and during the year ended December 31, 2007, we repurchased inventories with a value of $81.9 million from a Bayer affiliate in Germany. We repurchased the remaining inventories with a value of approximately $28.6 million from a Bayer affiliate in Germany during 2008. We have terminated the original distribution agreements with Bayer as we have developed internal capabilities, or in certain cases, contracted with unaffiliated third parties, to assume these functions.

PPF Powder Supply Agreement

        We supply PPF powder (a plasma-derived product) to Bayer for use in their production process. Sales of PPF powder to Bayer totaled $54.6 million, $28.4 million, and $40.6 million for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in "Product net revenue" in our Consolidated Income Statement.

Bayer Supply Agreement

        Bayer performs certain purification, filling, and packaging processes related to our Thrombate III (anti-thrombin III) product and purification for a portion of intermediate paste material used in the manufacture of our Prolastin product. Total fees charged to us under this agreement were $19.5 million, $9.5 million, and $14.4 million for the years ended December 31, 2008, 2007, and 2006. These fees were charged to inventoriable costs for the related products.

8.    Collaborative and Other Agreements

Supply and Service Agreement

        We have a Supply and Service Agreement, as amended, through 2012 to provide albumin to an unaffiliated third party, which is used in conjunction with a proprietary product manufactured by them. We earn a commission on sales of the third party's product at a fixed rate which depends on the territory where the product is sold, as defined in the agreement. We also provide regulatory support as required. We earned commissions of $8.6 million, $7.4 million, and $5.7 million under this agreement for the years ended December 31, 2008, 2007, and 2006, respectively, which have been recorded within "Other" net revenue in our Consolidated Income Statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

8.    Collaborative and Other Agreements (Continued)

Licensed Technology

        We licensed certain technology related to the formulation of one of our products to an unaffiliated third party. As consideration for the technology transfer, we received an upfront licensing fee of $4.0 million in 2007, of which 33% is refundable under certain conditions. We deferred the recognition of revenue for the upfront payment at December 31, 2007 within "Accrued expenses and other liabilities" on our Consolidated Balance Sheet. We recognized $2.6 million of the previously deferred upfront licensing fee during the year ended December 31, 2008 within "Other" net revenue in our Consolidated Income Statement as a result of the completion of a portion of our performance obligations. We will recognize the remaining portion of the deferred licensing fee once our remaining performance obligations have been completed. Under the terms of this agreement, we will also receive royalty payments from this third party, which escalates with volume.

        We licensed certain technology for a human plasma-derived product to an unaffiliated third party for their use in the treatment of an ophthalmic condition. Under the terms of the agreement, we also agreed to co-develop, and once approved, supply the product. During 2005, we received a $2.0 million milestone payment, for which we deferred revenue recognition. During 2008, all agreements with this third party terminated, which resulted in the recognition of $1.9 million of previously deferred milestone revenue within "Other" net revenue in our Consolidated Income Statement.

Litigation Settlement

        We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement, (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter provided approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the settlement agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparts.

        We incurred legal fees of $5.7 million and $5.2 million during the years ended December 31, 2007 and 2006, respectively, which were recorded within SG&A in our Consolidated Income Statements. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement as other non-operating income in our Consolidated Income Statement. We recorded $8.7 million and $1.7 million of fees from Baxter during the years ended December 31, 2008 and 2007, respectively, within "Other" net revenue in our Consolidated Income Statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

9.    Inventories and Cost of Goods Sold

        Inventories consisted of the following:

	December 31,
	2008	2007
Raw material	$155,055	$135,283
Work-in-process	306,950	209,582
Finished goods	119,715	140,981

Total inventories	$581,720	$485,846

        Our raw material inventories include unlicensed plasma and related testing costs of $8.2 million and $26.4 million at December 31, 2008 and 2007, respectively, which we believe are realizable.

Unabsorbed TPR Infrastructure and Start-Up Costs

        Our cost of goods sold reflects $98.5 million, $70.1 million, and $0.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to the unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Plasma Center cGMP Issue

        During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and current Good Manufacturing Practices (cGMP) at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our standard operating procedures and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted to final products and sold to third parties. For the year ended December 31, 2008, we recorded recoveries of $17.5 million.

Customer Settlement

        We settled a dispute with a customer in September 2007 regarding intermediate manufactured material. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material. We recorded an additional inventory impairment provision of $2.6 million during 2008 related to lots held in Europe. We record recoveries directly to cost of goods sold as the impacted material is sold to third parties. During the year ended December 31, 2008, we recorded recoveries of $1.8 million.

Unplanned Plant Maintenance

        During November 2007, we shut down portions of our Clayton, North Carolina facility for approximately two weeks consistent with our cGMP operating practices for unplanned plant maintenance. As a result of the unplanned maintenance, we recorded a charge to cost of goods sold of $10.0 million

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

9.    Inventories and Cost of Goods Sold (Continued)

during the year ended December 31, 2007, primarily related to unabsorbed production costs, which would have otherwise been capitalized to inventories. There was no impact on inventories.

Gamunex IGIV Production Incident

        In March 2005, prior to our formation as Talecris, a production incident occurred at our Clayton, North Carolina facility, which resulted in a write-off of Gamunex IGIV that had elevated levels of IgM antibodies. During March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident, which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007.

10.    Property, Plant, and Equipment, net

        Property, plant, and equipment, net consisted of the following:

	December 31,
	2008	2007
Land	$4,136	$4,136
Buildings and improvements	47,764	26,475
Machinery and equipment	67,446	48,177
Furniture and fixtures	4,996	3,355
Computer hardware and software	42,762	18,154
Capital leases of buildings	6,639	850

	173,743	101,147
Less: accumulated depreciation and amortization	(36,308)	(16,708)

	137,435	84,439
Construction in progress	75,816	60,236

Total property, plant, and equipment, net	$213,251	$144,675

        Depreciation expense was $20.1 million, $10.5 million, and $5.0 million for the years ended December 31, 2008, 2007, and 2006, respectively.

        During 2008, we recorded an impairment charge of $3.6 million primarily within "Cost of goods sold" in our Consolidated Income Statement related to our property, plant, and equipment. These charges related primarily to impairments of capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open.

        During the year ended December 31, 2007, we recorded an impairment charge related to equipment of $2.8 million as a result of the discontinuation of a capital project, which is included in "Cost of goods sold" in our Consolidated Income Statement.

11.    Investment in Affiliate

        We have a 30% interest in the Class 1 common stock of Centric Health Resources, Inc. (Centric). Our investment in Centric is accounted for using the equity method of accounting based on our assessment that our interest allows us to exercise significant influence but not control. Under the equity method, our

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

11.    Investment in Affiliate (Continued)

investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment. Our equity in Centric's earnings was $0.4 million for both the years ended December 31, 2008 and 2007, and $0.7 million for the year ended December 31, 2006. Centric declared dividends totaling $0.2 million to us during 2007.

        Centric provides services in the management of our Prolastin and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. Centric maintains inventory on our behalf which they utilize to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin and Gamunex Direct programs. We provide Centric a fee for each unit of product provided to patients which escalates with volume. The total fees for such services for the years ended December 31, 2008, 2007, and 2006 were $17.5 million, $14.5 million, and $13.0 million, respectively, the majority of which were recorded within "Cost of goods sold" in our Consolidated Income Statement during each period. The value of finished goods inventories that Centric held on our behalf was $8.9 million and $7.3 million at December 31, 2008 and 2007, respectively.

12.    Long-Term Debt and Capital Lease Obligations

        We were obligated under the following debt instruments:

	December 31,
	2008	2007
First Lien Term Loan	$686,000	$693,000
Second Lien Term Loan	330,000	330,000
Revolver	179,941	113,037
Capital lease obligations	5,605	827

Total debt and capital lease obligations	1,201,546	1,136,864
Less: current maturities	(7,341)	(7,172)

Long-term debt and capital lease obligations, net of current maturities	$1,194,205	$1,129,692

December 6, 2006 Debt Recapitalization

        On December 6, 2006, we completed a recapitalization transaction in which we entered into the Morgan Stanley First and Second Lien Term Loans and the Wachovia Bank Revolving Credit Agreement as discussed below. The proceeds from the First and Second Lien Term Loans, in conjunction with a $67.3 million draw under the revolving credit facility, were used to repay and retire all outstanding principal and interest amounts owed under our then existing $440.0 million asset-based credit facility, as amended, repay and retire all outstanding principal and interest amounts owed to Cerberus and Ampersand under our then existing 12% Second Lien Notes, and pay accrued interest of $23.4 million to Talecris Holdings, LLC under the terms of our then existing 14% Junior Secured Convertible Notes, which were converted into 900,000 shares of Series A preferred stock at the holder's election. Further, we used the proceeds from the First and Second Lien Term Loans and the revolving credit facility to pay a cash dividend of $760.0 million to Talecris Holdings, LLC, pay a special recognition bonus of $34.2 million to eligible employees and members of our Board of Directors, and fund an irrevocable trust for $23.0 million

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12.    Long-Term Debt and Capital Lease Obligations (Continued)

for future payments under this special recognition bonus. Additional information regarding our preferred stock, the cash dividend, and the special recognition bonus is included in Note 16, "Redeemable Series A and B Senior Convertible Preferred Stock," Note 17, "Equity Transactions," and Note 20, "Deferred Compensation," respectively.

        In connection with the recapitalization, we incurred debt issuance costs of $25.2 million, which have been deferred and are being amortized over the related credit agreements' term using a method which approximates an effective yield amortization method. In addition, we incurred $1.1 million of termination fees and wrote off $7.8 million of unamortized deferred financing costs associated with the retired debt, which have been included in "Loss on extinguishment of debt" in our Consolidated Income Statement for the year ended December 31, 2006. We recorded amortization expense of $3.8 million for both the years ended December 31, 2008 and 2007, and $2.3 million for the year ended December 31, 2006, within "Interest expense, net," in our Consolidated Income Statements. At December 31, 2008 and 2007, unamortized deferred financing costs of $17.4 million and $21.2 million, respectively, have been included in "Other" long-term assets on our Consolidated Balance Sheets.

Morgan Stanley First Lien Term Loan Credit Agreement

        We have a $700.0 million seven year First Lien Term Loan Credit Agreement (First Lien Term Loan) administered and arranged by Morgan Stanley Senior Funding, Inc. (Morgan Stanley). The terms of this facility require principal payments of $1.75 million quarterly with the balance due at maturity on December 6, 2013. We are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory principal prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio falls below 2.25 to 1.00, we are not required to make mandatory principal prepayments under the terms of the agreement. No additional mandatory principal repayments for 2008 were due.

        Borrowings under this facility bear interest at a rate based upon either the Alternate Base Rate (ABR) or the London Interbank Offered Rate (LIBOR), at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50%, or the Prime Rate. The First Lien Term Loan accrues interest at the ABR plus 2.25% or LIBOR plus 3.50%. At December 31, 2008 and 2007, the interest rate on the First Lien Term Loan was 5.64% and 8.38%, respectively, and the weighted average interest rate was 6.60%, 9.07%, and 10.50% for the years ended December 31, 2008, 2007, and 2006, respectively.

        The First Lien Term Loan is secured by a Pledge and Security Agreement under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The First Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio which decreases over the term and a minimum interest coverage ratio which increases over the term. At December 31, 2008 our leverage and interest ratio requirements were 5.00 to 1.00 and 1.95 to 1.00, respectively.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12.    Long-Term Debt and Capital Lease Obligations (Continued)

Morgan Stanley Second Lien Term Loan Credit Agreement

        We have a $330.0 million eight year Second Lien Term Loan Credit Agreement (Second Lien Term Loan) administered and arranged by Morgan Stanley. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2014. We are required to make additional mandatory principal prepayments equal to 50% of the excess cash flow, as defined, within 95 days after each fiscal year end. In the event that our leverage ratio, as defined, falls below 3.50 to 1.00, our mandatory principal prepayments would be reduced to 25% of the excess cash flow. If our leverage ratio falls below 2.25 to 1.00, we are not required to make mandatory principal prepayments under the terms of the agreement. The additional mandatory principal prepayment provision associated with the Second Lien Term Loan is only applicable after termination of the First Lien Term Loan. No additional mandatory principal repayments for 2008 were due.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50%, or the Prime Rate. The Second Lien Term Loan accrues interest at the ABR plus 5.25% or LIBOR plus 6.50%. At December 31, 2008 and 2007, the interest rate on the Second Lien Term Loan was 8.64% and 11.38%, respectively, and the weighted average interest rate was 9.63%, 12.13%, and 13.50% for the years ended December 31, 2008, 2007, and 2006, respectively.

        The Second Lien Term Loan is secured by a Pledge and Security Agreement under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The Second Lien Term Loan contains default provisions, imposes restrictions on annual capital expenditures, and contains financial covenants which require us to maintain a maximum leverage ratio which decreases over the term and a minimum interest coverage ratio which increases over the term. At December 31, 2008, our leverage and interest ratio requirements were 6.20 to 1.00 and 1.55 to 1.00, respectively.

Wachovia Bank Revolving Credit Agreement

        We have a $325.0 million five year asset-based credit agreement administered by Wachovia Bank N.A. (Wachovia) and arranged by Morgan Stanley. Under the terms of our revolving credit agreement, U.S. available cash balances are swept daily from our springing lockbox directly to the administrative agent for the lending syndicate to pay down the outstanding balance under this facility. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011. At December 31, 2008, $3.0 million was being utilized for letters of credit and $142.0 million was unused and available. The letters of credit were used as security for utilities, insurance, and third party warehousing.

        Borrowings under this facility bear interest at a rate based upon either the ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving loan at the ABR plus 0.25 - 0.75% or LIBOR plus 1.50 - 2.00%. The weighted average interest rate was 4.79%, 7.90%, and 8.34% for the years ended December 31, 2008, 2007, and 2006, respectively. At December 31, 2008, the interest rate on the ABR and LIBOR borrowings were 3.75% and 2.82%, respectively, and at December 31, 2007, the interest rate on the ABR and LIBOR borrowings were 7.50% and 6.35%, respectively.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12.    Long-Term Debt and Capital Lease Obligations (Continued)

        The revolving credit agreement is secured by a Pledge and Security Agreement under which substantially all of our real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The revolving credit agreement contains default provisions, imposes restrictions on annual capital expenditures, and contains a financial covenant which requires us to maintain a minimum collateral availability of $32.5 million.

Future Maturities

        A summary of future maturities of our long-term debt at December 31, 2008 is included in the following table. The amounts presented exclude any potential additional mandatory principal prepayments under our Morgan Stanley First and Second Lien Term Loans, as any potential required payments under these facilities cannot be reasonably estimated. Information regarding future minimum lease payments required under our capital leases as of December 31, 2008 is included in Note 14, "Commitments and Contingencies."

2009	$7,000
2010	7,000
2011	186,941
2012	7,000
2013	658,000
Thereafter	330,000

Total	$1,195,941

Interest Rate Swaps and Caps

        As part of our overall financial risk management policy and as required under the terms of our First and Second Lien Term Loans, we have entered into interest rate protection agreements consisting of interest rate swaps and caps which are intended to convert variable interest rates to fixed interest rates on a portion of our long-term debt portfolio.

        Our interest rate swaps and caps are designated as cash flow hedges, and as a result, the effective portion of the net gain or loss on the derivative instruments is reported as a component of other comprehensive loss and reclassified to earnings in the same period in which the hedged transaction affects earnings. The counterparty of our interest rate swaps and cap agreements is Morgan Stanley Capital Services, Inc.

        We had five variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $500.0 million outstanding at December 31, 2008. Under the terms of the interest rate swap contracts, we make interest payments on the underlying debt based on variable rates and receive interest payments based on fixed interest rates ranging from 5.16% to 5.22% over various swap terms. The effect of these swaps is to convert floating rates to fixed rates on a portion of our long-term debt portfolio. The interest rate swaps mature on various dates through February 2013. Subsequent to December 31, 2008, on February 14, 2009, a swap contract with a notional principal amount of $60.0 million matured, which did not result in a material impact to our Consolidated Financial Statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12.    Long-Term Debt and Capital Lease Obligations (Continued)

        We had two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding at December 31, 2008. The interest rate caps at 6.00%, effectively placing an upper limit on the floating interest rate for a portion of our long-term debt portfolio. The interest rate caps mature on February 14, 2010.

        If we were to unwind some or all of the interest rate swaps and caps, there would be an associated benefit or breakage cost based upon the three-month LIBOR curve at the time of breakage. At December 31, 2008, the breakage cost of unwinding the entire program would be $40.2 million. The breakage cost associated with unwinding our swaps and caps is significantly impacted by changes in applicable interest rates, such that our breakage cost increases in a falling interest rate environment and decreases in a rising interest rate environment. As a result of changes in applicable interest rates subsequent to December 31, 2008, the breakage cost associated with unwinding the entire program decreased to $36.0 million at January 31, 2009. At December 31, 2008, the fair value of our interest rate derivatives was $37.5 million, which has been recorded primarily within "Other" long-term liabilities on our December 31, 2008 Consolidated Balance Sheet.

Fair Value Hierarchy

        SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

        Level 1—Quoted prices in active markets for identical assets or liabilities. As of December 31, 2008, we had no financial assets or liabilities for which fair value was determined using Level 1 inputs.

        Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. As of December 31, 2008, our Level 2 liabilities consisted of our interest rate swaps and caps.

        Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. As of December 31, 2008, we had no financial assets or liabilities for which fair value was determined using Level 3 inputs.

Additional Information Regarding Our Financial Covenants

        Our lending agreements use adjusted EBITDA as the basis of calculation of our compliance with our Leverage Ratio (Total Debt divided by the last twelve months' adjusted EBITDA) and Interest Coverage Ratio (last twelve months' adjusted EBITDA divided by Cash Interest Expense) quarterly. Both the Leverage Ratio and the Interest Coverage Ratio are measures our lenders use to monitor our performance and ability to generate positive cash flows.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12.    Long-Term Debt and Capital Lease Obligations (Continued)

        Adjusted EBITDA is defined in our lending agreements as net income plus net interest expense, depreciation and amortization, income taxes, and other adjustments. Other adjustments include, but are not limited to, the following to the extent they are included in net income:

  •
  write-offs, write-downs, asset revaluations and other non-cash charges, losses, and expenses, including non-cash equity compensation expense;

  •
  impairments of intangibles and goodwill;

  •
  extraordinary gains and losses;

  •
  fees paid pursuant to our Management Agreement, as amended, with Talecris Holdings, LLC;

  •
  fees and expenses incurred in connection with transactions and permitted acquisitions and investments;

  •
  extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring, and "carve-out" expenses;

  •
  legal, accounting, consulting, and other expenses relating to the potential or actual issuance of equity interests, including an initial public offering of common stock;

  •
  costs associated with our Special Recognition Bonuses; and

  •
  other items.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12.    Long-Term Debt and Capital Lease Obligations (Continued)

Covenant Compliance

        Management believes we are currently in compliance with all covenants or other requirements set forth in our credit facilities. The sponsor commitment letters received in the prior year will expire on May 21, 2009.

13.    Income Taxes

        Components of our provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2008	2007	2006
Current provision:
Federal	$28,639	$24,394	$15,167
State and local	4,590	5,438	2,222
Foreign	1,776	1,919	—

Total current provision	35,005	31,751	17,389
Deferred provision (benefit):
Federal	7	(14,464)	17,915
State and local	1,582	(2,327)	(528)

Total deferred provision (benefit)	1,589	(16,791)	17,387
Change in valuation allowance	—	(55,754)	(32,554)

Provision (benefit) for income taxes	$36,594	$(40,794)	$2,222

        A reconciliation of expected income tax expense (benefit) at the U.S. Federal rate of 35% to actual income tax expense is as follows:

	Years Ended December 31,
	2008	2007	2006
Amount computed at statutory rate	$35,837	$28,969	$30,315
State income taxes (net of Federal benefit)	4,059	3,201	3,110
Research and development credits	(4,052)	(10,034)	(2,373)
State tax credits	(600)	(1,895)	—
Federal benefit of tax deduction for qualified production activities	(2,037)	(2,166)	(433)
Capitalized transaction costs	584	2,087	—
Nondeductible meals and entertainment expenses	425	520	264
Bayer settlement	—	(3,150)	—
Other	2,378	(2,572)	(882)
Nondeductible interest expense	—	—	4,775
Change in valuation allowance	—	(55,754)	(32,554)

Provision (benefit) for income taxes	$36,594	$(40,794)	$2,222

        We account for income taxes under the asset and liability method of SFAS No. 109. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13.    Income Taxes (Continued)

operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The major components of our deferred tax assets and liabilities are as follows:

	December 31,
	2008	2007
Current:
Deferred income tax assets:
Allowances on accounts receivable	$6,825	$4,184
Inventories	25,023	24,593
Revenue recognition	6,148	6,575
Stock-based compensation	20,085	9,553
Deferred bonuses	9,980	16,538
Accrued expenses	4,683	2,252
State tax credit carry-forward	2,991	1,926
Other	1,782	—

Total deferred income tax assets	77,517	65,621
Deferred income tax liabilities:
Other liabilities	(930)	(2,929)

Total deferred income tax liabilities	(930)	(2,929)

Net current deferred income tax assets	$76,587	$62,692

	December 31,
	2008	2007
Non-current:
Deferred income tax assets:
Property, plant, and equipment	$23,615	$34,100
Interest rate swaps and caps	14,225	7,161
Other	—	675

Total deferred income tax assets	37,840	41,936
Deferred income tax liabilities:
Intangibles	(3,973)	(176)
Other	(514)	—

Total deferred income tax liabilities	(4,487)	(176)

Net non-current deferred income tax assets	$33,353	$41,760

Net deferred income tax assets	$109,940	$104,452

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized in accordance with SFAS No. 109. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13.    Income Taxes (Continued)

income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded that it was more likely than not that our deferred tax assets would be realized, and consequently, we released the remaining valuation allowance related to our deferred tax assets during the third quarter of 2007. The release of the valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the year ended December 31, 2006 and during first three quarters of 2007, we also realized a portion of our deferred tax assets equal to the amount of the current Federal income tax provision.

        As indicated in Note 4, "Formational Transactions," we acquired certain assets, properties, and operations of Bayer Plasma and assumed certain liabilities from Bayer on March 31, 2005. This transaction qualified as a tax-free transfer of assets under the Internal Revenue Code (IRC or the Code) Section 351. Pursuant to this Code section, we retained Bayer's tax basis in the Bayer Plasma assets immediately prior to the contribution ("carryover tax basis"). We were not required to reduce the basis under IRC Section 362(e), which requires a reduction in the tax basis of property received in a Section 351 transaction to its fair market value if the cumulative tax basis in the contributed assets exceeds the cumulative fair market value of those assets. Valuations of Bayer Plasma assets at March 31, 2005 exceeded the cumulative tax basis.

        The interest accrued with respect to the 12% Junior Secured Convertible Notes is not tax deductible for income tax purposes as these notes are treated as equity for income tax purposes. The 12% Junior Secured Convertible Notes were converted to Series A preferred stock in December 2006 as part of the debt recapitalization as further discussed in Note 12, "Long Term Debt and Capital Lease Obligations."

        As indicated in Note 5, "Business Acquisitions," we acquired certain assets and assumed certain liabilities from IBR on November 18, 2006. The acquisition was treated as an asset acquisition for tax purposes. The parties agreed to an allocation of purchase price for tax purposes based on the appraised values used for SFAS No. 141 purposes, with the exception of inventory for which the parties agreed to an allocation based on the seller's book value at the date of acquisition. For tax purposes, both identified intangible assets and residual goodwill are generally amortized over fifteen years pursuant to IRC Section 197. For book purposes, goodwill is not amortized and identifiable intangible assets are amortized over different useful lives, representing the period that economic benefit is expected to be realized.

        We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' undistributed earnings of approximately $7.2 million in accordance with Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes—Special Areas," as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practical to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

        At December 31, 2008, we had state tax credit carryforwards of $4.6 million that will start expiring in 2009. Our ability to offset future taxable income with tax credit carryforwards may be limited in certain circumstances, including changes in ownership.

        We adopted FIN No. 48 on January 1, 2007. FIN No. 48 prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50%

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13.    Income Taxes (Continued)

likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. The adoption of FIN No. 48 did not have a material impact on our consolidated financial statements. The cumulative effect of applying FIN No. 48 resulted in a decrease to retained earnings of approximately $0.7 million. At January 1, 2007 our unrecognized tax benefits totaled approximately $6.9 million primarily as a result of reserves that were established for certain tax credit positions.

        As of December 31, 2008, our total gross unrecognized tax benefits were approximately $10.0 million, of which approximately $7.1 million would reduce our effective income tax rate if recognized. The Internal Revenue Service (IRS) is currently performing an audit of our 2005, 2006 and 2007 consolidated Federal income tax returns. We do not believe that the outcome of this examination will have a material impact on our financial condition or results of operations. However, it is reasonably possible that within the next twelve months, we will resolve with the IRS some or all of the matters presently under consideration in the examination for 2005, 2006 and 2007, primarily consisting of research and experimental credits and orphan drug credits, which may increase or decrease unrecognized tax benefits for all open tax years. Settlement could increase earnings in an amount ranging from $0 to $5.5 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

        We have analyzed our filing positions for all open years in all significant Federal, state, and foreign jurisdictions where we are required to file income tax returns. The periods subject to examination by the major tax jurisdictions where we conduct business are tax periods 2005 through 2008.

        The following summarizes activity related to our gross unrecognized tax positions:

Unrecognized tax benefits at January 1, 2007	$6,893
Additions for tax positions of the current year	2,959
Reductions for tax positions of the prior year	(2,967)

Unrecognized tax benefits at December 31, 2007	6,885
Additions for tax positions of the current year	3,626
Reductions for tax positions of the prior year	(521)

Unrecognized tax benefits at December 31, 2008	$9,990

14.    Commitments and Contingencies

Retention

        In connection with the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million, of which approximately $14.0 million has been specifically allocated to certain employees. We recorded retention bonus expense, including fringe benefit, of $5.1 million during the year ended December 31, 2008 related to the retention of certain employees under this program. The remaining unrecognized expense related to the retention program will be recognized through December 31, 2009.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

14.    Commitments and Contingencies (Continued)

Leases

        We lease office buildings, plasma collection centers, refrigerated storage, furniture, machinery, computer equipment, and miscellaneous equipment under leasing agreements. The majority of our leases are operating leases. In addition to rent, certain of our leases require us to pay directly for taxes, insurance, maintenance, and other operating expenses. Future minimum lease payments required under our capital leases and under our non-cancelable operating leases as of December 31, 2008 are as follows:

	Capital Leases	Noncancelable Operating Leases
2009	$921	$13,903
2010	939	11,870
2011	958	8,694
2012	977	4,950
2013	999	2,554
Thereafter	4,109	4,842

Total future minimum lease payments	8,903	$46,813

Less: amounts representing interest	(3,298)

Present value of net minimum lease payments	5,605
Less: current portion of capital lease obligations	(341)

Total	$5,264

        In the preceding table, the future minimum annual rentals payable under non-cancelable leases denominated in foreign currencies have been calculated based upon December 31, 2008 foreign currency exchange rates. Rental cost was $14.8 million, $13.0 million, and $7.8 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Plasma Center Development Agreement

        We have a development agreement with an unaffiliated third party under which the third party obtains independent financing to acquire and develop real estate for us to use as plasma collection centers. Under the terms of this agreement, we pay the third party various fees for their services in identifying and developing sites. We then lease the developed sites from this third party under separate lease agreements for initial ten year periods with a renewal option for an additional ten years. At December 31, 2008, we had two capital leases and one operating lease with this third party, the impact of which is included in the table above. We have a commitment to lease two additional properties from this third party during 2009, which we currently do not intend to operate as plasma collection centers. Consequently, we recorded a loss of $3.4 million within cost of goods sold during the year ended December 31, 2008 related to these two lease commitments.

Financing Arrangements

        We have entered into commitments to provide financing to certain of our plasma suppliers for their use in the development of plasma collection centers which will be used to source plasma for us. At December 31, 2008 and 2007, we have recorded notes receivable, net and related accrued interest of

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

14.    Commitments and Contingencies (Continued)

$21.7 million and $10.9 million, respectively, within "Other" long-term assets on our Consolidated Balance Sheets.

        On June 9, 2007, we entered into a Plasma Supply Agreement, as amended, with IBR, under which we have committed to finance the development of up to fifteen plasma collection centers, which will be used to source plasma for us. We have the option to purchase such centers under certain conditions. Assuming we elect to purchase each of the centers under this agreement, we currently expect to pay approximately $25.8 million during 2009.

        On August 1, 2007, we entered into a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we were required to purchase annual minimum quantities of plasma from centers approved by us, including the prepayment of 90% for unlicensed plasma. We were also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for us. Under the terms of the agreement, we had the obligation to purchase such centers under certain conditions for a sum determined by a formula set forth in the agreement. Through December 31, 2008, we had provided $3.2 million in financing, including accrued interest, related to the development of such centers, and we had advanced payment of $1.0 million for unlicensed plasma.

        In September 2008, we notified PCA that they were in breach of the amended and restated agreement. In November 2008, TPR filed suit in federal court in Raleigh against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. A mediation held on January 8, 2009 with the objective of a global resolution of all claims among and between the various parties ended in an impasse. We were served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. Defendants in the federal case are seeking a stay, which TPR will oppose unless PCA agrees to dismiss the state action and PCA and the Partnership agree to proceed in a single consolidated federal court action. We recorded provisions of $4.2 million related to the notes receivable and advances within SG&A for the year ended December 31, 2008, due to uncertainty regarding collection.

Employment Agreements

        We have entered into employment agreements with certain of our employees which require payments generally ranging from 100% to 200% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined, or in the event of a change of control, as defined. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the Company, as therein defined, the agreements generally require us to vest all of the employees' stock based compensation.

Management Agreement

        We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We generally make payments quarterly under the terms of this agreement.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

14.    Commitments and Contingencies (Continued)

        The Management Agreement, as amended, remains in effect until the earliest to occur of the following: (i) the Companies and the Managers, both terms as defined in the Management Agreement, as amended, terminate the Management Agreement by mutual written agreement, (ii) Cerberus, through one or more of its affiliates, ceases to control directly or indirectly, in the aggregate, more than 30% of the voting equity interests of Talecris Biotherapeutics Holdings Corp., (iii) the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of Talecris Biotherapeutics Holdings Corp. and its subsidiaries, taken as a whole, or Talecris Biotherapeutics, Inc. and its subsidiaries, taken as a whole, whether in one transaction or a series of related transactions, or (iv) the consummation of an underwritten initial public offering of equity interests in Talecris Biotherapeutics Holdings Corp. pursuant to an effective registration statement.

        Upon the occurrence of an initial public offering of equity interests in Talecris Biotherapeutics Holdings Corp. and simultaneously with the termination of the Management Agreement, as amended, we will be required to pay Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures an IPO Fee related to the termination of the agreement which will be calculated and expensed as the sum of (i) five times the management fee payable in respect to our four most recently completed fiscal quarters, plus (ii) all reasonable out-of-pocket costs and expenses incurred in connection with any such underwritten initial public offering of equity interests in Talecris Biotherapeutics Holdings Corp. If the Management Agreement, as amended, was terminated on December 31, 2008, as a result of the initial public offering of equity interests, the calculated termination fee would be approximately $34.4 million.

Customer Commitments

        We have supply agreements with some of our customers which require us to provide certain minimum quantities of our products for various periods. At December 31, 2008, we currently anticipate being able to fill these supply agreements in the foreseeable future and we do not consider our potential exposure for unfilled customer commitments to be material.

Litigation

        We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. In accordance with SFAS No. 5, we record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

National Genetics Institute/Baxter Healthcare Corporation Litigation

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

14.    Commitments and Contingencies (Continued)

deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. Talecris filed a motion to stay litigation pending the PTO proceedings, and plaintiffs agree not to oppose our motion to stay, which was subsequently confirmed by the court. We believe that the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint and pursue our counterclaims.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

        See section above titled, "Financing Arrangements," for a description of litigation related to Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership.

Exclusive License Agreements with Crucell N.V. (Crucell)

        During September 2008, we entered into an exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell has granted us, we paid an upfront license fee of $2.5 million, which we recorded within "Research and development" in our Consolidated Income Statement, and could be required to pay up to $29.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate based on the related net sales of the product.

        During December 2008, we entered into another exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell has granted us, we paid an upfront license fee of $1.5 million, which we recorded within "Research and development" in our Consolidated Income Statement, and could be required to pay up to $19.0 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate based on the related net sales of the product.

        Under the terms of both exclusive commercial license agreements with Crucell, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

14.    Commitments and Contingencies (Continued)

Purchase Commitments

        We have purchase agreements that require us to purchase minimum annual quantities of plasma, other raw materials, and associated subcontracted manufacturing services. At December 31, 2008, our purchase commitments, generally subject to annual price negotiations, are as follows:

2009	$226,902
2010	219,729
2011	173,312
2012	137,704
2013	130,504
Thereafter	188,540

Total	$1,076,691

        An inability of any of our suppliers to satisfy their obligations in a timely manner may cause a disruption in our plasma supply, which could materially adversely affect our business.

        At December 31, 2008, we have commitments for capital expenditures to be made in 2009 totaling $12.9 million.

Environmental Matters

        Our operations are subject to extensive and evolving federal, state, and local environmental laws and regulations. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons and the environment resulting from current or past operations, could result in substantial costs and liabilities in the future as this information becomes available, or other relevant developments occur. We establish accrued liabilities or adjust previously accrued amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe that compliance with all applicable laws and regulations will not have a material adverse impact on our financial position, operating results, or cash flows. At December 31, 2008 and 2007, no amounts have been accrued as we are not currently aware of any probable liabilities.

Other

        All pharmaceutical companies, including us, are subject to periodic inspections by the FDA and other regulatory authorities of manufacturing and plasma collection facilities, procedures and processes. If, in the course of an inspection, the FDA notes conditions it believes are objectionable with respect to cGMP or other applicable regulations, we must implement effective corrective actions or face regulatory or enforcement sanctions.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

15.    Related Party Transactions

        We consider Cerberus and Ampersand to be related parties during the periods presented due to their preferred equity ownership in us. We have a Management Agreement, as amended, with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we are charged a management fee equal to 0.5% of our net sales for advisory services related to a number of topics, including strategy, acquisition, financing, and operational matters. We generally make payments quarterly under the terms of this agreement. We also have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us outside of the scope of the Management Agreement, as amended. Additional information regarding the Management Agreement, as amended, is included in Note 14, "Commitments and Contingencies."

        We have an equity investment in Centric as further discussed in Note 11, "Investment in Affiliate;" therefore, we consider Centric to be a related party during the periods presented.

        We issued 1,000,000 shares of our common stock to Bayer during our 2005 formational transaction, which we subsequently repurchased and retired during September 2006 as discussed further in Note 17, "Equity Transactions." We considered Bayer to be a related party during 2006 as a result of their equity ownership in us during 2006.

        The following table summarizes our related party transactions for the years presented:

Related Party	Activity/ Transaction	Net Revenue	Expenses	Other
Year Ended December 31, 2008
Centric	Product distribution and other services	—	$17,508	—
Cerberus/Ampersand	Management fees	—	$6,871	—
Cerberus	Operational support	—	$4,184	—
Year Ended December 31, 2007
Centric	Product distribution and other services	—	$14,509	—
Cerberus/Ampersand	Management fees	—	$6,097	—
Cerberus	Operational support	—	$867	—
Year Ended December 31, 2006
Bayer	Service agreements	$1,242	$23,525	—
Bayer	Supply agreements	$40,628	—	$14,435
Bayer	Distribution agreements	$103,952	—	—
Bayer	Inventory repurchases	—	—	$21,902
Centric	Product distribution and other services	—	$12,967	—
Cerberus/Ampersand	Management fees	—	$5,645	—
Cerberus/Ampersand	Debt prepayment penalty	—	$1,111	—
Cerberus	Operational support	—	$640	$138

        In the table above, revenue for the year ended December 31, 2006 is presented net of SG&A reimbursements to Bayer affiliates under the terms of various international distribution agreements. We

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

15.    Related Party Transactions (Continued)

have also presented the revenue net of the period end deferred margins associated with sales to the Bayer distributors which had not sold through to unaffiliated customers at December 31, 2006.

        The following table summarizes our related party payable balances at December 31, 2008 and 2007:

		December 31,
	Activity/ Transaction
Related Party		2008	2007
Centric	Product distribution and other services	$3,690	$2,591
Cerberus/Ampersand	Management fees	$2,007	$1,582
Cerberus	Operational support	$708	$509

16.    Redeemable Series A and B Senior Convertible Preferred Stock

        At December 31, 2008 and 2007, 1,000,000 shares of our Series A preferred stock were issued and outstanding. Of these, shares, 100,000 were issued to affiliates of Cerberus and Ampersand as partial consideration to obtain the funds necessary to purchase the Bayer Plasma net assets during 2005. An aggregate of 900,000 shares resulted from the 2006 conversion of the previously outstanding $90.0 million 14% Junior Secured Convertible Notes at the election of the holder, Talecris Holdings LLC.

        The Series A preferred stock is entitled to cumulative dividends at a rate of 10% per annum, compounded quarterly, based on the liquidation preference of $100.00 per share. The dividends will be payable in cash only upon the earlier of our liquidation or a conversion of the Series A preferred stock to common stock. In the event of liquidation, the Series A preferred stock will be entitled to a liquidation preference, plus accrued dividends, but will be subordinated to all debt and equity, except for the common stock. Each share of Series A preferred stock will be convertible at the election of the holder into nine shares of our common stock. Holders of the Series A preferred stock are entitled to ten votes per share of the as-converted common stock.

        At December 31, 2008 and 2007, 192,310 shares of Series B preferred stock were issued and outstanding. These shares were issued to Ampersand as partial consideration for the acquisition of the Precision shares during 2005. The rights and privileges of the Series B preferred stock are the same as the Series A preferred stock described in the previous paragraph.

        Both the Series A and B preferred stock are subject to redemption under certain "deemed liquidation" events, as defined. Consequently, they are reflected outside of permanent equity on our Consolidated Balance Sheets at December 31, 2008 and 2007.

        Earned but undeclared dividends related to the Series A and B preferred stock totaled $33.5 million and $19.1 million at December 31, 2008 and 2007, respectively. If the holders of our Series A and B preferred stock were to convert their preferred stock to common stock on December 31, 2008, they would be convertible to 10,730,790 shares, with a fair market value of $1.427 billion, excluding unpaid undeclared dividends.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17.    Equity Transactions

Common Stock Issued to Bayer

        We issued 1,000,000 shares of our common stock with an embedded put/call feature to Bayer as partial consideration for the acquisition of the Bayer Plasma net assets during 2005 (fair value was estimated to be $10.8 million at March 31, 2005). The put feature entitled Bayer to exercise the put after March 31, 2010 and the call feature entitled us to call the common stock beginning April 1, 2007, subject to certain other defined events. The put feature also gave Bayer the right to earn a minimum return of 6% compounded annually, on a $15.0 million stated value. We were accreting the fair value of the obligation under the common stock put/call feature at an effective interest rate of 13.13% to its redemption amount of $15.0 million stated value plus 6% interest, compounded annually, over the five year period until the put could be exercised by Bayer. We recognized accretion totaling $1.1 million during the year ended December 31, 2006, which was charged directly to accumulated deficit.

        On September 15, 2006, we repurchased the 1,000,000 shares of common stock with an embedded put/call feature from Bayer for a cash purchase price of $23.5 million. The carrying amount of the obligation under the common stock put/call feature was approximately $12.9 million on the date of the repurchase. The excess of the repurchase price over the carrying amount of the instrument, totaling $10.6 million, was charged directly to accumulated deficit during 2006. As a result of the transaction, the embedded put/call feature was cancelled, and the 1,000,000 shares of common stock were retired.

14% Junior Preferred Stock Issued to Bayer

        We issued one share of 14% Junior Preferred Stock to Bayer as partial consideration for the acquisition of the Bayer Plasma net assets during 2005. The Junior Preferred Stock was non-voting and was mandatorily redeemable on December 31, 2010, or upon certain other transactions involving our assets or common stock. Although the Junior Preferred Stock had no notional face amount, the liquidation preference was to increase by cumulative accrued dividends of 6% from January 1, 2006 through the liquidation or redemption date, determined as if the actual liquidation preference of the Junior Preferred Stock had been its face amount as of January 1, 2006. The liquidation value was determined based upon the achievement of certain annual sales targets, as defined, and increases to the liquidation value were not to exceed $10.0 million annually for a five year period.

        We repurchased 80% of Bayer's one share of Junior Preferred Stock during 2005 and we repurchased the remaining 20% of Bayer's one share of Junior Preferred Stock during 2006 for an agreed upon pro-rated earnout of $6.7 million. This resulted in a $3.3 million difference between the pro-rated contingent consideration of $10.0 million and the agreed amount of $6.7 million, which we recorded as an extraordinary gain in our Consolidated Income Statement for the year ended December 31, 2006.

Dividend Distributions to Stockholders

        On December 6, 2006, we declared and paid a cash dividend of $760.0 million on the then outstanding Series A and B preferred stock. Financing for the dividend was obtained from the credit facilities entered into during our recapitalization transaction.

        On December 30, 2005, we declared a cash dividend of $73.2 million on the then outstanding common stock issued to Bayer and the outstanding Series A and B preferred stock, of which $23.4 million and $49.8 million were paid in 2005 and 2006, respectively.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17.    Equity Transactions (Continued)

Common Stock and Stock Options Issued to Employees and Members of Our Board of Directors

        Additional information regarding restricted and unrestricted common stock and stock options issued to our employees and members of our Board of Directors is included in Note 18, "Share-Based Compensation."

Common Stock Issued to IBR

        As further discussed in Note 5, "Business Acquisitions," we purchased IBR's net assets during November 2006 pursuant to the terms of the APA. The purchase price consisted of a cash portion, as well as contingent consideration of our common stock issuable to IBR upon the achievement of certain milestones and other events. During June 2007, the APA was amended to provide for the acceleration of all milestone and other amounts owed to IBR under the contingent consideration provision of the APA. As a result, we issued 268,279 shares of our common stock to IBR in June 2007, of which 68,071 shares were immediately delivered to IBR and 200,208 shares were placed in escrow to secure against breaches and warranties under the APA. The shares placed in escrow were subsequently released to IBR either through amendments to the APA or as the breaches and warranties provision lapsed.

        The common stock issued to IBR had an embedded put feature which enabled IBR to put the shares back to us for cash ($124.87 per share) under certain circumstances prior to June 30, 2008. IBR was also entitled to receive interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007. Upon issuance of the common stock to IBR, we recorded our obligation under the put feature of $33.5 million in the line titled "Obligations under common stock put/call option" on our Consolidated Balance Sheet and recorded the difference between the fair market value at the date of issuance ($45.6 million) and the put value of the common stock in "Additional paid-in capital" on our Consolidated Balance Sheet. At December 31, 2007, we had also recorded accreted interest of $1.6 million within the line titled, "Obligations under common stock put/call option" on our Consolidated Balance Sheet. In January 2008, IBR exercised their put right, as amended, for 148,154 common shares, which we repurchased in February 2008, and in March 2008, IBR exercised their put right, as amended, for the remaining 120,125 common shares, which we repurchased in April 2008. The repurchased common shares were retired and the embedded put feature was cancelled.

18.    Share-Based Compensation

        We have granted options, unrestricted share awards, and restricted share awards of our common stock to certain officers, employees, and members of our Board of Directors pursuant to the Talecris Biotherapeutics Holdings Corp. 2005 Stock Option and Incentive Plan (Stock Option Plan), as amended, and the 2006 Restricted Stock Plan.

        We account for share-based compensation under the provisions of SFAS No. 123R, "Share-Based Payment." In accordance with SFAS No. 123R, we value share-based awards at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period; typically the period over which the share-based awards vest. We classify share-based compensation costs consistent with the classification of each grantee's salary.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

18.    Share-Based Compensation (Continued)

        The following is a summary of equity awards granted on the dates presented:

Grant Date	Equity Award	Number of Options or Shares Granted	Exercise Price per Common Share	Fair Value per Common Share
2006
December 6, 2006	Restricted stock	258,349	$—	$88.00
December 6, 2006	Unrestricted stock	45,000	$—	$88.00
December 6, 2006	Stock options	178,200	$88.00	$88.00
December 15, 2006	Stock options	2,821	$88.00	$88.00
2007
February 13, 2007	Stock options	1,200	$88.00	$88.00
July 9, 2007	Stock options	56,525	$170.00	$170.00	(1)
July 25, 2007	Stock options	252,000	$170.00	$170.00
July 25, 2007	Restricted stock	93,300	$—	$170.00
August 10, 2007	Stock options	5,525	$170.00	$170.00	(1)
September 11, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 4, 2007	Stock options	7,250	$170.00	$170.00	(1)
October 10, 2007	Stock options	1,072	$170.00	$170.00	(1)
October 29, 2007	Stock options	5,000	$170.00	$170.00	(1)
October 29, 2007	Restricted stock	2,000	$—	$170.00
2008
April 1, 2008	Stock options	280,105	$88.00	$79.00
April 1, 2008	Restricted stock	2,300	$—	$79.00
April 21, 2008	Stock options	6,308	$79.00	$79.00
April 21, 2008	Restricted stock	3,040	$—	$79.00

(1)
Effective April 2008, the compensation committee of our Board of Directors amended the exercise price of these stock options, excluding forfeited shares.

        We determine the fair value per common share contemporaneously with each equity award.

        Share-based compensation cost and expense for the year ended December 31, 2008 is as follows:

  Year Ended December 31, 2008

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$16,245	$7,992	$9,543	$33,780
R&D	1,011	815	535	2,361
Cost of goods sold	975	854	737	2,566

Total expense	18,231	9,661	10,815	38,707
Inventory	1,767	1,428	820	4,015

Total cost	$19,998	$11,089	$11,635	$42,722

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

18.    Share-Based Compensation (Continued)

        In the table above, total cost of goods sold recognized during 2008 includes $1.4 million of costs that were classified as inventory at December 31, 2007, as well $1.2 million of 2008 inventoriable costs. At December 31, 2008, $2.9 million of stock-based compensation cost was classified as inventory on our Consolidated Balance Sheet.

        Share-based compensation cost and expense for the year ended December 31, 2007 is as follows:

  Year Ended December 31, 2007

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$4,697	$7,406	$6,509	$18,612
R&D	117	743	536	1,396
Cost of goods sold	484	464	285	1,233

Total expense	5,298	8,613	7,330	21,241
Inventory	204	1,297	819	2,320

Total cost	$5,502	$9,910	$8,149	$23,561

        In the table above, total cost of goods sold recognized during 2007 includes $0.4 million of costs that were classified as inventory at December 31, 2006, as well $0.8 million of 2007 inventoriable costs. At December 31, 2007, $1.5 million of stock-based compensation cost was classified as inventory on our Consolidated Balance Sheet.

        Share-based compensation cost and expense for the year ended December 31, 2006 is as follows:

  Year Ended December 31, 2006

	Stock Options
	Service- Based	Performance- Based	Restricted Stock	Unrestricted Stock	Total
SG&A	$664	$1,231	$390	$3,960	$6,245
R&D	68	126	45	—	239
Cost of goods sold	55	101	—	—	156

Total expense	787	1,458	435	3,960	6,640
Inventory	121	224	68	—	413

Total cost	$908	$1,682	$503	$3,960	$7,053

        In the table above, total cost of goods sold recognized during 2006 includes $0.1 million of costs that were classified as inventory at December 31, 2005.

Stock Options

        We have a Stock Option Plan, as amended, which allows us to grant nonqualified stock options to select employees, senior executives, members of our Board of Directors, and consultants. This plan, as amended, allows for the issuance of up to 2,000,000 shares of our common stock to eligible participants. At

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

18.    Share-Based Compensation (Continued)

December 31, 2008, the stock options outstanding under the plan represented approximately 13.9% of all shares of common stock outstanding on an as-converted basis. At December 31, 2008, there were 215,198 shares available for future grants under the plan.

        Option awards are granted with an exercise price at least equal to the fair value of our common stock at the date of grant and generally vest over periods of three to five years. The exercise price of stock options is determined by our Board of Directors. The stock options that we granted to employees typically have service-based and performance-based components. The stock options granted to directors are service-based only. Our stock options generally expire ten years after the date of the grant, or earlier if an option holder ceases to be employed by the Company.

        The following is a summary of stock option activity under the 2005 Stock Option Plan, as amended:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	1,219,756	$11.11
Granted	181,021	$88.00
Forfeited	(93,974)	$11.11

Outstanding at December 31, 2006	1,306,803	$21.76
Granted	329,644	$169.70
Forfeited	(19,904)	$68.28

Outstanding at December 31, 2007	1,616,543	$51.36
Granted	286,413	$87.80
Forfeited	(118,154)	$23.80

Outstanding at December 31, 2008	1,784,802	$55.65	7.6	$138,054

Vested and expected to vest	1,784,802	$55.65	7.6	$138,054
Exercisable at December 31, 2008	868,859	$32.18	6.8	$87,598

        At December 31, 2007 and 2006, options with a weighted average exercise price of $17.16 and $11.11 were exercisable for 553,360 shares and 307,848 shares, respectively.

        We apply the impact of stock option re-pricing prospectively from the date of re-pricing when calculating the weighted average exercise prices in the table above.

        The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the fair value of our common stock price on December 31, 2008 and the weighted average exercise price, multiplied by the number of options) that the option holders would have received if all option holders exercised their options on December 31, 2008. In accordance with SFAS No. 123R, we do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon the changes in the fair value of our common stock.

        At December 31, 2008, the remaining estimated unrecognized compensation cost related to unvested stock options was approximately $37.7 million, which we expect to recognize over a weighted average period of approximately 1.56 years. The amount of share-based compensation that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

18.    Share-Based Compensation (Continued)

shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our Board of Directors or its compensation committee.

        The weighted average grant date fair value of options granted during the years ended December 31, 2008, 2007, and 2006 were $34.80, $93.22, and $46.42, respectively, which we calculated using a Black-Scholes fair value model and the following assumptions:

	Years Ended December 31,
	2008	2007	2006
Average risk-free interest rate	2.65%	5.00%	4.43%
Average expected terms (years)	5.2	6.2	6.2
Expected volatility	50%	50%	50%
Average dividend yield	0%	0%	0%

        We generally apply a 3% forfeiture rate to the options granted over the term of the award, representing our estimate of those awards not expected to vest due to attrition.

        In April 2008, the compensation committee of our Board of Directors amended the exercise price of 71,300 stock options outstanding to certain employees from $170.00 per share to $88.00 per share and in April 2008, the compensation committee of our Board of Directors also amended the exercise price of 2,144 stock options outstanding to certain members of our Board of Directors from $170.00 per share to $79.00 per share. The stock options that were re-priced were granted during 2007.

        In March 2008, our Board of Directors revised the 2008 corporate objectives related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of our Stock Option Plan for those options scheduled to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

Amendments to Our Stock Option Plan

        In July 2007, our Board of Directors approved an amendment to our Stock Option Plan to increase the maximum number of shares of our common stock that may be outstanding under the plan from 1,449,873 shares to 2,000,000 shares.

        In August 2007, the compensation committee of our Board of Directors approved an amendment to our stock option agreements adopted pursuant to our Stock Option Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1, 2009 and April 1, 2010. This amendment impacts future and existing stock option grants under the plan.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

18.    Share-Based Compensation (Continued)

Employment Agreement with Our Chairman and Chief Executive Officer

        Under the terms of the July 2007 employment agreement with our Chairman and Chief Executive Officer, if the executive holds the position of Chairman and Chief Executive Officer at the time of an initial public offering of our common stock, our compensation committee will grant the Chairman and Chief Executive Officer options equal to 1% (one percent) of the then fully diluted outstanding common shares prior to such initial public offering at an exercise price equal to the initial public offering price, effective immediately prior to the initial public offering of our common stock.

Restricted Stock

        Our 2006 Restricted Stock Plan allows us to grant restricted shares, restricted share units, and unrestricted shares (collectively, "Awards") of our common stock to select employees, senior executives, and members of our Board of Directors. The maximum number of common shares that we may issue for all awards is 400,000 shares ($0.01 par value per share). The awards that are currently outstanding consist of restricted and unrestricted shares of our common stock. At December 31, 2008, the awards outstanding under the plan represented approximately 2.8% of all shares of common stock outstanding on an as-converted basis. At December 31, 2008, there were 42,964 awards available for future grant under the plan.

        Restricted share awards vest on terms determined by our Board of Directors or its compensation committee at the time of the grant. The majority of the restricted share awards currently outstanding vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined in the plan. Any restricted share awards that have not vested at the time of termination of service are forfeited except in the event of death, disability, or change of control. The restricted share awards are considered issued and outstanding and have full voting rights. Any dividends declared with respect to our common stock will vest at the same time as the underlying award.

        In the event of a participant's termination of continuous service due to death or disability, the participant (or designated beneficiary or estate) has the right for 90 days to sell, or "put," shares of our common stock back to us at their fair market value. Both our redemption rights and the participants' put rights terminate immediately prior to an initial public offering of our equity securities. In addition, we may repurchase, or "call," our common shares upon a participant's termination of continuous service, as defined. We have recorded the fair value of vested common shares with an embedded put/call feature outside of permanent equity aggregating $29.4 million and $10.3 million at December 31, 2008 and 2007, respectively, on our Consolidated Balance Sheets in the line titled, "Obligations under common stock put/call option."

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

18.    Share-Based Compensation (Continued)

        The following table summarizes share activity under the 2006 Restricted Stock Plan:

	Shares	Weighted Average Grant Date Fair Value
December 6, 2006 (inception of plan) shares outstanding	—	—
Granted	303,349	$88.00
Vested	(45,000)	$88.00

December 31, 2006 unvested shares outstanding	258,349	$88.00
Granted	95,300	$170.00
Forfeited	(2,274)	$88.00

December 31, 2007 unvested shares outstanding	351,375	$110.24
Granted	5,340	$79.00
Forfeited	(35,973)	$88.00
Vested	(108,804)	$106.33

December 31, 2008 unvested shares outstanding	211,938	$115.23

        At December 31, 2008, the remaining estimated unrecognized compensation cost related to our restricted stock was approximately $17.5 million, which we expect to recognize over a weighted average period of approximately 1.55 years. At December 31, 2008, the total fair value of vested common stock outstanding was $19.3 million.

19.    Employee Benefit Plans

Savings Plan and Profit Sharing Plan

        We adopted the Talecris Biotherapeutics Holdings Corp. Employee Savings Plan (Savings Plan) on April 1, 2005. The Savings Plan qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their wages to the Savings Plan, subject to certain limitations. For the year ended December 31, 2006, we matched 100% of the first 2% of employee contributions and 50% of the next 4% of employee contributions. Effective January 1, 2007, the Savings Plan was amended whereby we match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Our contributions and the employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. Matching contribution cost for the Savings Plan was $7.8 million, $6.3 million, and $2.7 million for the years ended December 31, 2008, 2007, and 2006, respectively, and is recorded consistent with the classification of each participant's salary.

        Under the profit sharing portion of the plan, we may elect to contribute to eligible employees' Savings Plan accounts up to 3% of their eligible earnings, as defined. The profit sharing portion of the plan is discretionary, with the percentage amount determined by the compensation committee of our Board of Directors, based upon the attainment of certain financial targets as established by the compensation committee for any given period or year. Our cost for the profit sharing portion of the plan was $7.9 million, $6.3 million, and $4.5 million for the years ended December 31, 2008, 2007, and 2006, respectively, and is recorded consistent with the classification of each participant's salary.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

19.    Employee Benefit Plans (Continued)

Supplemental Savings Plan

        We adopted the Talecris Biotherapeutics Holdings Corp. Supplemental Savings Plan (Supplemental Savings Plan) on April 1, 2005. The Supplemental Savings Plan is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings as well as to make additional contributions, subject to certain limitations. Our matching contribution is similar to the Savings Plan described above and is fully vested when contributed. Matching contribution cost for the periods presented was not material to our consolidated financial statements. At December 31, 2008 and 2007, we have recorded $2.9 million and $2.4 million, respectively, within "Accrued expenses and other liabilities" on our Consolidated Balance Sheets.

Other Plans

        We provide an unfunded defined benefit pension plan to certain of our Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. At December 31, 2008 and 2007, we have recorded approximately $0.9 million and $0.8 million within "Other" long-term liabilities on our Consolidated Balance Sheets, respectively. Pension cost related to this plan was not material for the periods presented.

20.    Deferred Compensation

Special Recognition Bonus Plan

        Effective October 1, 2006, the compensation committee of our Board of Directors approved the Special Recognition Bonus Plan (Bonus Plan) as a vehicle to award certain employees, senior executives, and members of our Board of Directors for the financial success of our Company from its inception through the effective date of the Bonus Plan. The Bonus Plan is an unfunded, non-qualified retirement plan as defined in the IRC. Employees eligible for awards under this Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting of unpaid amounts will be accelerated for a change of control, as defined, as well as for death or disability.

        We made payments of approximately $2.5 million in October 2006 and $1.2 million in March 2007 and 2008. Subsequent payments of approximately $0.9 million will be paid in each of March of 2009 and 2010, adjusted for employee forfeitures. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. We recorded compensation expense of $0.7 million, $1.7 million, and $3.3 million for the years ended December 31, 2008, 2007, and 2006, respectively. At December 31, 2008 and 2007, we have recorded $0.9 million and $1.4 million, respectively, primarily within "Accrued expenses and other liabilities" on our Consolidated Balance Sheets, representing the vested, but unpaid portion of the remaining installments.

        On December 6, 2006, the compensation committee of our Board of Directors approved a restricted share and cash recognition award to certain employees, senior executives, and members of the Board of Directors for the financial success of our Company from its inception through the effective date of the award. Under the terms of the award, eligible participants were awarded cash awards aggregating $57.2 million, payable in four installments. We made payments of approximately $34.2 million in December 2006 and $7.4 million in March 2008. The balance of the award will be paid in equal installments in March of 2009 and 2010, adjusted for employee forfeitures. We funded an irrevocable trust for the remaining installments under this award, which are segregated from our assets and protected from

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

20.    Deferred Compensation (Continued)

our creditors. Any interest income earned on trust assets accrues for the benefit of the participants. We bear all administrative expenses for the maintenance of the trust. We record compensation cost as the vesting period lapses consistent with the classification of each recipient's salary. We recorded compensation expense of $5.9 million, $6.8 million, and $34.8 million for the years ended December 31, 2008, 2007, and 2006, respectively. Unamortized deferred compensation cost related to the assets held by the irrevocable trust totaled $6.7 million and $15.2 million at December 31, 2008 and 2007, respectively, and has been recorded on our Consolidated Balance Sheets as either a current or long-term asset, based upon the anticipated vesting period. At December 31, 2008 and 2007, $5.4 million and $6.8 million, respectively, was considered current and was recorded in "Prepaid expenses and other" on our Consolidated Balance Sheets, and $1.3 million and $8.4 million, respectively, was considered long-term, and was recorded within "Other" long-term assets on our Consolidated Balance Sheets. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting in the future payments will be accelerated for a change of control, as defined, as well as for death or disability. Additional information regarding the restricted share portion of the award is included in Note 18, "Share-Based Compensation."

21.    Segment Reporting

        We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source, and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex brand IGIV and Prolastin brand A1PI constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented. During the year ended December 31, 2006, the majority of our international net revenue was generated through distribution channels provided by Bayer affiliates under our then existing transition agreements with Bayer, which have subsequently been replaced with our own capabilities and third party relationships.

        In the following table, we have presented our net revenue by significant product category. Our Immunology product category includes products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is currently comprised of our Prolastin brand A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product revenue consists primarily of sales of PPF powder and sales of intermediate products

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

21.    Segment Reporting (Continued)

(cryoprecipitate). Other non-product revenue primarily consists of royalties under collaborative agreements as discussed further in Note 8, "Collaborative and Other Agreements."

	Years Ended December 31,
	2008	2007	2006
Product net revenue:
Immunology/Neurology	$781,408	$743,128	$710,010
Pulmonology	316,495	276,538	225,986
Critical Care	134,216	127,935	126,685
Other	102,431	49,085	51,808

Total product net revenue	1,334,550	1,196,686	1,114,489
Other revenue	39,742	21,823	14,230

Total net revenue	$1,374,292	$1,218,509	$1,128,719

        In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer. In accordance with EITF Issue No. 01-9, we have recorded SG&A reimbursements of $1.9 million, $2.3 million, and $17.0 million for the years ended December 31, 2008, 2007, and 2006, respectively, as a reduction of net revenue for these geographic regions. SG&A reimbursements not directly attributable to specific products are included in "Other" product net revenue in the table above.

	Years Ended December 31,
	2008	2007	2006
United States	$906,376	$817,276	$770,270
Canada	215,964	189,923	158,910
Europe	168,081	136,972	98,901
Other	83,871	74,338	100,638

Total net revenue	$1,374,292	$1,218,509	$1,128,719

        We did not maintain significant long-lived assets outside of the United States at December 31, 2008 and 2007.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

22.    Earnings Per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Years Ended December 31,
	2008	2007	2006
Income before extraordinary items	$65,797	$123,565	$84,391
Less:
Dividends paid to preferred stockholders	—	—	(760,000)
Series A preferred stock undeclared dividends	(11,745)	(10,641)	(1,729)
Series B preferred stock undeclared dividends	(2,619)	(2,373)	(2,150)
Accretion of common stock put/call option	(308)	—	(1,105)

Income (loss) available to common stockholders before extraordinary items	51,125	110,551	(680,593)
Extraordinary items	—	—	2,994

Net income (loss) available to common stockholders	$51,125	$110,551	$(677,599)

Weighted average common shares outstanding	163,806	210,723	709,932

Basic income (loss) per common share available to common stockholders:
Income (loss) before extraordinary items	$312.11	$524.63	$(958.67)
Extraordinary items	—	—	4.22

Net income (loss)	$312.11	$524.63	$(954.45)

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

22.    Earnings Per Share (Continued)

        The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Years Ended December 31,
	2008	2007	2006
Income before extraordinary items	$65,797	$123,565	$84,391
Less:
Dividends paid to preferred stockholders	—	—	(760,000)
Series A preferred stock undeclared dividends	—	—	(1,729)
Series B preferred stock undeclared dividends	—	—	(2,150)
Amortization of beneficial conversion feature	—	—	—
Accretion of common stock put/call option	—	—	(1,105)
Accretion of IBR common stock at 8%	(308)	—	—

Income (loss) available to common stockholders before extraordinary items	65,489	123,565	(680,593)
Extraordinary items	—	—	2,994

Net income (loss) available to common stockholders	$65,489	$123,565	$(677,599)

Weighted average common shares outstanding-basic	163,806	210,723	709,932
Plus incremental shares from assumed conversions:
Series A preferred stock	9,000,000	9,000,000	—
Series B preferred stock	1,730,790	1,730,790	—
Stock options and restricted shares	700,629	409,920	—

Weighted average common shares outstanding-diluted	11,595,225	11,351,433	709,932

Diluted income (loss) per common share available to common stockholders
Income (loss) before extraordinary items	$5.65	$10.89	$(958.67)
Extraordinary items	—	—	4.22

Net income (loss)	$5.65	$10.89	$(954.45)

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

23.    Other Consolidated Balance Sheet Information

        Information regarding other accounts on our Consolidated Balance Sheets is as follows:

	December 31,
	2008	2007
Prepaid expenses and other:
Deferred compensation	$5,373	$6,762
Prepaid income taxes	8,163	380
Royalties receivable	4,519	3,086
Prepaid plasma testing fees	13,028	3,328
Miscellaneous prepaid expenses and other	12,469	13,863

Total prepaid expenses and other	$43,552	$27,419

Other assets:
Deferred financing costs	$17,388	$21,153
Notes receivable, net	21,689	10,919
Deferred compensation	1,343	8,452
Plasma supply agreement costs	6,020	8,600
Other	2,377	2,908

Total other assets	$48,817	$52,032

Accrued expenses and other liabilities:
Accrued goods and services	$51,449	$50,397
Accrued payroll, bonuses, and employee benefits	72,662	58,981
Medicaid, commercial rebates, and chargebacks	16,544	14,304
Interest payable	11,350	13,305
Taxes payable	2,009	12,657
Unfunded draws on revolving loans	5,222	7,121
Customer deposit	—	3,700
Amounts payable to related parties	6,405	4,682
Other	1,736	5,727

Total accrued expenses and other liabilities	$167,377	$170,874

Other liabilities:
Derivative financial instruments	$37,274	$19,035
Long-term incentive compensation	8,640	5,317
Provision for uncertain tax positions	8,439	4,789
Other	5,991	1,968

Total other liabilities	$60,344	$31,109

Obligations under common stock put/call option:
Common stock issued to employees and directors	$29,419	$10,273
Common stock issued to IBR	—	35,115

Total obligations under common stock put/call option	$29,419	$45,388

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

24.    Cash Flow Supplemental Disclosures

Supplemental Disclosures of Cash Flow Information

        Cash paid for:

	Years Ended December 31,
	2008	2007	2006
Interest (net of amounts capitalized)	$87,213	$97,369	$50,751
Income taxes	$48,910	$12,027	$7,257

        Changes in assets and liabilities, excluding the effects of business acquisitions:

	Years Ended December 31,
	2008	2007	2006
Changes in:
Accounts receivable	$(26,894)	$(9,175)	$(1,688)
Inventories	(92,856)	26,756	5,151
Prepaid expenses and other assets	(15,823)	164	(7,957)
Accounts payable	16,594	12,095	5,897
Interest payable	(1,957)	11,830	(42)
Accrued expenses and other liabilities	21,626	6,114	64,456
Deferred margin	(745)	(9,805)	(18,764)

Total	$(100,055)	$37,979	$47,053

Supplemental Schedule of Non-Cash Investing and Financing Activities

  For the Year Ended December 31, 2008

        We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $6.0 million directly to property, plant, and equipment and capital lease obligations.

        We reclassified $1.6 million of long-lived assets related to two plasma collection centers, net of impairment charges of $0.8 million, to assets held for sale within "Prepaid expenses and other" on our Consolidated Balance Sheet

        The common shares that we have issued to employees and members of our Board of Directors have an embedded put feature under which the holders thereof may put the shares back to us for cash at the then fair market value per share of our common stock under certain circumstances. We recorded a fair value adjustment of $8.9 million related to the vested shares of our common stock to increase "Obligations under common stock put/call option" and decrease "Additional paid-in capital" on our Consolidated Balance Sheet.

        We recorded accretion of $0.3 million related to the IBR put option directly to "Obligations under common stock put/call option" and "Additional paid-in capital" on our Consolidated Balance Sheet.

        We retired 276,985 shares of our common stock, of which 268,279 shares were repurchased from IBR and 8,706 shares were repurchased from employees.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

24.    Cash Flow Supplemental Disclosures (Continued)

        We recorded other comprehensive loss of $11.8 million, primarily related to unrealized losses associated with our interest rate swaps and caps, net of taxes.

  For the Year Ended December 31, 2007

        We adopted FIN No. 48 on January 1, 2007, which resulted in a charge of $0.7 million directly to accumulated deficit.

        We entered into a capital lease agreement with an unaffiliated third party for the lease of a building. We recorded $0.9 million directly to property, plant, and equipment and capital lease obligations.

        We issued 268,279 shares of our common stock to IBR as discussed further in Note 5, "Business Acquisitions." We recorded the put value of the shares of $33.5 million in "Obligations under common stock put/call option" on our Consolidated Balance Sheet and the difference between the put value and the fair value of the common stock (on the issuance date) in "Additional paid-in capital" on our Consolidated Balance Sheet. We also recorded $37.0 million and $8.6 million in "Goodwill" and "Other" long-term assets, respectively, on our Consolidated Balance Sheet, representing the fair value of the common shares issued to IBR. Additional information regarding the shares issued to IBR is included in Note 5, "Business Acquisitions," and Note 17, "Equity Transactions."

        The common shares that we have issued to employees and members of our Board of Directors have an embedded put feature under which the holders thereof may put the shares back to us for cash at the then fair market value per share of our common stock under certain circumstances. We recorded a fair value adjustment of $2.1 million related to the vested shares of our common stock to increase "Obligations under common stock put/call option" and to decrease "Additional paid-in capital" on our Consolidated Balance Sheet.

        We recorded accretion of $1.6 million related to the IBR put option directly to increase "Obligations under common stock put/call option" and to decrease "Additional paid-in capital" on our Consolidated Balance Sheet.

        We recorded other comprehensive loss of $11.7 million, primarily related to unrealized losses associated with our interest rate swaps and caps, net of taxes.

  For the Year Ended December 31, 2006

        Accretion associated with the common stock that we issued to Bayer in connection with our overall formation activities amounted to $1.1 million and was charged directly to accumulated deficit. Additional information regarding the common stock issued to Bayer is included in Note 17, "Equity Transactions."

        On December 6, 2006, we issued 45,000 unrestricted shares of our common stock, with a fair value of $88.00 as determined by our Board of Directors on the grant date, which was recorded in "Obligations under common stock put/call option" on our Consolidated Balance Sheet.

        In connection with our December 6, 2006 debt recapitalization, the then outstanding 14% Junior Secured Convertible Notes were converted into 900,000 shares of Series A preferred stock at the election of the holder as further discussed in Note 12, "Long-Term Debt and Capital Lease Obligations," and Note 16, "Redeemable Series A and B Senior Convertible Preferred Stock."

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

25.    Subsequent Events

Business Acquisitions

        Pursuant to the terms of our June 9, 2007 Plasma Supply Agreement, as amended, with IBR, we acquired two licensed plasma collection centers from IBR during January 2009 to further support our plasma supply vertical integration efforts. The plasma collection centers' results of operations will be included in our consolidated financial statements from their respective date of acquisition.

        The following table summarizes the preliminary purchase accounting for the plasma collection center acquisitions:

Notes receivable and other advances	$6,680
Performance incentive payments	458
Allocable portion of accelerated contingent consideration	1,720
Payments at closings	1,252

Total preliminary purchase price	$10,110

Cash and cash equivalents	$7
Inventory	1,820
Property, plant, and equipment	1,618
Intangible assets	560
Goodwill	6,118

Total assets acquired	10,123
Current liabilities assumed	(13)

Total preliminary purchase price	$10,110

        In the table above, the preliminary purchase price consists of various loans and advances made to IBR under the terms of the June 9, 2007 agreement. The preliminary purchase price also includes performance incentive payments made to IBR for achieving milestones related to the timing of plasma collection center openings and licensure. Further, the preliminary purchase price includes the allocable portion of contingent consideration due to IBR under out November 18, 2006 Asset Purchase Agreement, which was accelerated in June 2007, in connection with the June 9, 2007 Purchase and Sale of Assets Agreement. The preliminary purchase price will be finalized upon the completion of the final working capital adjustment during 2009.

Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. Concurrently with the merger agreement, we entered into our plasma supply agreement with CSL Plasma, Inc.. The closing of the merger was subject to the receipt of certain regulatory approvals as well as other customary conditions. In May 2009, the U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009 the parties agreed to terminate the definitive merger agreement. CSL paid us a cash break up fee of $75 million, which will be included in non-operating income in our financial results for the six months ended June 30, 2009. The CSL plasma supply agreement remains in effect. The Federal Trade Commission's complaints were both subsequently dismissed.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority (FINRA) filing fee. The following expenses will be borne solely by the registrant.

Securities and Exchange Commission registration fee		$30,700
FINRA filing fee		75,500
NASDAQ listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees		*
Transfer Agent's fees		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

        In accordance with Section 102(b)(7) of the Delaware Law, our Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of our director's violations of their fiduciary duty. This provision eliminates each director's liability to us and our stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our restated certificate of incorporation authorizes us to purchase and maintain insurance to protect itself and any director, officer, employee or agent of us or another business entity against any expense, liability or loss incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether we would have the power to indemnify such person under our bylaws or Delaware Law.

        The underwriting agreement with the underwriters will provide for the indemnification of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

        We maintain directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties.

Item 15. Recent Sales of Unregistered Securities.

        The following sets forth information regarding unregistered securities sold by the registrant since its inception.

  (1)
  On March 31, 2005, the registrant issued 1,000,000 shares of our common stock and one share of junior preferred stock to Bayer HealthCare, LLC, a Delaware limited liability company, in connection with closing of the acquisition of the plasma business of Bayer.

  (2)
  On March 31, 2005, the registrant issued 100,000 shares of its series A senior convertible preferred stock to Talecris Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer. These shares were subsequently repurchased by the registrant.

  (3)
  On March 31, 2005, the registrant issued a 12% second lien term note in the aggregate principal amount of $25,000,000 to Cerberus-Plasma Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (4)
  On March 31, 2005, the registrant issued a 14% junior secured convertible note in the aggregate principal amount of $90,000,000 to Talecris Holdings, LLC in connection with closing of the acquisition of the plasma business of Bayer.

  (5)
  On April 12, 2005, the registrant issued 192,310 shares of its series B senior convertible preferred stock to Talecris Holdings, LLC, in connection with the closing of the acquisition of Precision Pharma Services Inc.  The aggregate fair market value of these securities was $13.6 million.

  (6)
  On April 12, 2005, the registrant issued a 12% second lien term note in the aggregate principal amount of $2,769,000 to Ampersand Plasma Holdings, L.L.C. in connection with the closing of the acquisition of Precision Pharma Services Inc.

  (7)
  On December 6, 2006, the registrant issued 900,000 shares of series A senior convertible preferred stock to Talecris Holdings, LLC in exchange for the conversion of $90,000,000 in principal amount of 14% junior secured convertible notes.

  (8)
  On June 9, 2007, the registrant issued 268,279 shares of common stock to International BioResources, L.L.C., a Louisiana limited liability company, in connection with the closing of the purchase of certain plasma centers with a put value of $124.87 per share, plus accrued interest. These shares were subsequently repurchased by the registrant.

  (9)
  Since March 31, 2005, the registrant has issued to directors, officers and employees options to purchase 2,020,758 shares of common stock (234,782 of which have been subsequently cancelled due to the termination of the officers and employees receiving such options), with per share exercise prices ranging from $11.11 to $170.00. There have been no exercises of such options. In addition, the registrant has issued 405,797 shares of restricted and/or fully vested shares of common stock to its directors, officers and employees, 38,247 of which have been subsequently cancelled due to the termination of the officers' and employees' receiving such shares and 38,044 of which have been subsequently repurchased by the registrant.

        The issuance of securities described above in paragraphs (1) through (8) were exempt from registration under the Securities Act of 1933 in reliance on Regulation D and Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were "accredited investors" or "qualified institutional buyers" (as such terms are defined in Regulation D) and they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration statement or an available exemption from registration. The sale of these securities was made without any general solicitation or advertising.

        The issuance of securities described above in paragraph (9) are exempt from registration under the Securities Act of 1933 in reliance on Rule 701 of the Securities Act pursuant to compensatory benefit plans approved by the registrant's board of directors.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Form of Restated Certificate of Incorporation of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 3.1 to Amendment No. 2)+
3.2	Form of Amended and Restated By-Laws of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 3.2 to Amendment No. 2)+
4.1	Form of Certificate of Talecris Biotherapeutics Holdings Corp. common stock*
4.2	Certificate of Designations, Rights and Preferences of Series A Senior Convertible Preferred Stock, as amended (previously filed as exhibit 4.2 to Amendment No. 1)+
4.3	Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock, as amended (previously filed as exhibit 4.3 to Amendment No. 1)+
5.1	Opinion of Reed Smith LLP*
10.1	2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.1 to Amendment No. 1)+
10.2	2006 Restricted Stock Plan of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.2 to Amendment No. 1)+
10.3	Talecris Biotherapeutics Holdings Corp. Employee Savings Plan (previously filed as exhibit 10.3 to Amendment No. 1)+
10.4	Talecris Biotherapeutics Holdings Corp. Supplemental Savings Plan (previously filed as exhibit 10.4 to Amendment No. 1)+
10.5	Talecris Biotherapeutics Holdings Corp. Special Recognition Bonus Plan (previously filed as exhibit 10.5 to Amendment No. 1)+

Exhibit No.	Description of Exhibit
10.6	Talecris Biotherapeutics Holdings Corp. Incentive Plan (Management Bonus Plan), as amended (previously filed as exhibit 10.6 to Amendment No. 1)+
10.7.1
Form of Stock Option Award Agreement (2005 form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.7.1 to Amendment No. 1) +
10.7.2
Form of Stock Option Award Agreement (2006 form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.7.2 to Amendment No. 1) +
10.7.3
Form of Stock Option Award Agreement (non-employee director form of agreement) under 2005 Stock Option and Incentive Plan of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.7.3 to Amendment No. 2)+
10.8	Form of Restricted Stock Award Agreement under 2006 Restricted Stock Plan of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.8 to Amendment No. 1)+
10.9	Form of Special Recognition Bonus and Restricted Stock Award Agreement (previously filed as exhibit 10.9 to Amendment No. 1)+
10.10
First Lien Term Loan Credit Agreement, dated as of December 6, 2006, by and among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc. (previously filed as exhibit 10.10 to Amendment No. 1)+
10.11
Second Lien Term Loan Credit Agreement, dated as of December 6, 2006, by and among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc. (previously filed as exhibit 10.11 to Amendment No. 1)+
10.12
Commitment Letter, dated July 22, 2008, by Cerberus Capital Management, L.P. in favor of Talecris Biotherapeutics Holdings Corp., and Talecris Plasma Holdings, LLC. (previously filed as exhibit 10.12 to Amendment No. 5)+
10.13
Commitment Letter, dated July 22, 2008, by Ampersand Ventures, in favor of Talecris Biotherapeutics Holdings Corp., and Talecris Plasma Holdings, LLC. (previously filed as exhibit 10.13 to Amendment No. 5)+
10.14
Revolving Credit Agreement, dated as of December 6, 2006, by and among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., Wells Fargo Foothill, Inc. and Wachovia Bank, N.A. (previously filed as exhibit 10.12 to Amendment No. 1)+
10.15
Pledge and Security Agreement, dated as of December 6, 2006, by and among Talecris Biotherapeutics Holdings Corp., Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc., Talecris Plasma Resources, Inc., and Morgan Stanley Senior Funding, Inc. (previously filed as exhibit 10.13 to Amendment No. 1)+
10.16.1
Asset Purchase Agreement, dated October 31, 2006, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.14.1 to Amendment No. 1)+

Exhibit No.	Description of Exhibit
10.16.2	First Amendment to Asset Purchase Agreement, dated November 18, 2006, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.14.2 to Amendment No. 1)+
10.16.3
Second Amendment to Asset Purchase Agreement, dated June 9, 2007, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.14.3 to Amendment No. 1)+
10.16.4
Third Amendment to Asset Purchase Agreement, dated December 3, 2007, by and among IBR-BYR L.L.C., International BioResources, L.L.C., IBR Plasma Centers, L.L.C., Talecris Plasma Resources, Inc., and Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 10.14.4 to Amendment No. 4)+
10.17	Transition Services Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc. (previously filed as exhibit 10.17 to Amendment No. 1) +
10.18	License Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc. (previously filed as exhibit 10.18 to Amendment No. 1)+
10.19	Profit Sharing Agreement, dated November 18, 2006, by and between International BioResources, L.L.C. and Talecris Plasma Resources, Inc. (previously filed as exhibit 10.19 to Amendment No. 1)+
10.20
Talecris Biotherapeutics Holdings Corp. Irrevocable Trust Agreement, dated as of December 6, 2006, by and between Talecris Biotherapeutics Holdings Corp. and Wilmington Trust Company, as trustee (previously filed as exhibit 10.36 to Amendment No. 1)+
10.21
Stockholders Agreement, dated December 7, 2006, by and among Talecris Biotherapeutics Holdings Corp., Talecris Holdings, LLC and certain other stockholders of Talecris Biotherapeutics Holdings Corp. party thereto (previously filed as exhibit 10.21 to Amendment No. 1)+
10.22.1	Second Restated Employment Agreement, dated as of January 1, 2009, by and between Talecris Biotherapeutics Holdings Corp. and Lawrence D. Stern
10.22.2	Extension Amendment to Employment Agreement, effective as of March 30, 2009, by and between Talecris Biotherapeutics Holdings Corporation and Lawrence D. Stern
10.22.3	Second Extension Amendment to Employment Agreement, effective as of May 21, 2009, by and between Talecris Biotherapeutics Holdings Corporation and Lawrence D. Stern
10.22.4	Third Extension Amendment to Employment Agreement, effective as of June 26, 2009, by and between Talecris Biotherapeutics Holdings Corp. and Lawrence D. Stern
10.23	Employment Agreement, as amended and restated as of October 10, 2008, by and between Talecris Biotherapeutics Holdings Corp. and John M. Hanson
10.24.1	Employment Letter, dated November 19, 2004, by and among NPS LLC, Bayer Healthcare LLC and Mary J. Kuhn
10.24.2
Employment Offer Letter and supplemental termination provisions, dated February 8, 2005, by and between Talecris Biotherapeutics, Inc. and Mary J. Kuhn (previously filed as exhibit 10.24 to Amendment No. 5)+

Exhibit No.	Description of Exhibit
10.24.3	Letter Agreement, dated December 19, 2008, amending the terms of a certain Employment Letter, dated November 19, 2004, by and between Talecris Biotherapeutics, Inc. and Mary J. Kuhn
10.25	Employment Agreement, as amended and restated as of November 6, 2008, by and between Talecris Biotherapeutics Holdings Corp. and John F. Gaither, Jr.
10.26.1	Employment Offer Letter, dated March 2, 2006, by and between Talecris Biotherapeutics, Inc. and John R. Perkins (previously filed as exhibit 10.26 to Amendment No. 5)+
10.26.2	Letter Agreement, dated December 19, 2008, amending the terms of a certain Employment Letter, dated March 2, 2006, by and between Talecris Biotherapeutics, Inc. and John R. Perkins
10.27.1
Management Agreement, dated as of March 31, 2005, by and between Cerberus-Plasma Holdings LLC, Ampersand 2001 Limited Partnership, Talecris Biotherapeutics Holdings Corp. and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.27.1 to Amendment No. 1)+
10.27.2
Amendment to Management Agreement, dated as of December 6, 2006, by and between Cerberus-Plasma Holdings LLC, Ampersand 2001 Limited Partnership, Talecris Biotherapeutics Holdings Corp. and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.27.2 to Amendment No. 1)+
10.28
Master Consulting and Advisory Services Agreement, dated as of July 18, 2008, by and between Cerberus Operations and Advisory Company LLC and Talecris Biotherapeutics Holding Corp. (previously filed as exhibit 10.37 to Amendment No. 5)#+
10.29
Fractionation Services and Commercial Products Agreement, dated as of April 1, 2008, between and amongst Canadian Blood Services/Societe Canadienne Du Sang, Talecris Biotherapeutics Inc. and Talecris Biotherapeutics Ltd. (previously filed as exhibit 10.29 to Amendment No. 5)#+
10.30.1
Fractionation Services and Commercial Products Agreement, dated as of April 1, 2008, between and amongst Hema-Quebec, Talecris Biotherapeutics Ltd. and Talecris Biotherapeutics Inc. (previously filed as exhibit 10.30 to Amendment No. 5)#+
10.30.2
Amending Agreement No. 1, effective as of May 26, 2008, to Fractionation Services and Commercial Products, dated as of April 1, 2008, by and among Héma-Québec, Talecris Biotherapeutics Ltd. and Talecris Biotherapeutics Inc.#
10.31
Supply Agreement, dated as of March 31, 2005, by and between Bayer Healthcare LLC, Biological Products Division, and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.) (previously filed as exhibit 10.31 to Amendment No. 5)#+
10.32.1
Retained Intellectual Property License Agreement, dated as of March 31, 2005, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc. (F/K/A NPS Biotherapeutics, Inc.) (previously filed as exhibit 10.31.1 to Amendment No. 1)+
10.32.2
Amendment to Retained Intellectual Property Licensing Agreement, entered into as of August 10, 2007, by and between Bayer Healthcare LLC and Talecris Biotherapeutics, Inc. (previously filed as exhibit 10.31.2 to Amendment No. 1)+
10.33	Plasma Sale/Purchase Agreement, dated as of August 12, 2008, by and between CSL Plasma Inc. (f/k/a ZLB Bioplasma Inc.) and Talecris Biotherapeutics Inc.*
10.34	Amended and Restated Services Agreement, dated January 1, 2009, by and between Talecris Biotherapeutics, Inc. and Centric Health Resources, LLC*

Exhibit No.	Description of Exhibit
14	Code of Ethics (previously filed as exhibit 14 to Amendment No. 1)+
21	List of Subsidiaries of Talecris Biotherapeutics Holdings Corp. (previously filed as exhibit 21 to Amendment No. 1)+
23.1	Consent of Reed Smith LLP (included in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
24.1	Powers of Attorney (included in signature page of original filing)+
24.2	Power of Attorney of Paul N. Clark (previously filed as exhibit 24.2 to Amendment No. 1)+
24.3	Power of Attorney of Kenneth J. Martin (previously filed as exhibit 24.3 to Amendment No. 2)+

*
To be filed by amendment

+
Previously filed

#
Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been submitted to the Securities and Exchange Commission.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

  (1)
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  That for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Research Triangle Park, State of North Carolina, on July 2, 2009.

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
By:	/s/ LAWRENCE D. STERN Name: Lawrence D. Stern Title: Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 2, 2009.

Signature	Title

/s/ LAWRENCE D. STERN Lawrence D. Stern	Chairman, Chief Executive Officer and Director (principal executive officer)
/s/ JOHN M. HANSON John M. Hanson	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
/s/ STEVEN F. MAYER Steven F. Mayer	Director

Signature	Title

* Stuart A. Auerbach	Director
* Richard A. Charpie	Director
* Paul N. Clark	Director
* W. Brett Ingersoll	Director
* James T. Lenehan	Director
* Kenneth J. Martin	Director
* Ruedi E. Waeger	Director

By *	/s/ JOHN M. HANSON Name: John M. Hanson Title: Attorney- in- Fact